Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141449

Dear Capital Stockholders:

You are cordially invited to attend the special meeting of stockholders of Capital Bancorp, Inc. which will be held at the University Club of Nashville, 2402 Garland Avenue, Nashville, Tennessee, on Wednesday, June 27, 2007, at 3:00 p.m. local time.

At the special meeting, you will be asked to vote upon a proposal to adopt and approve a merger agreement, as amended, related articles of merger and a merger of Capital Bancorp, Inc. with and into Renasant Corporation. If the merger of Capital and Renasant is completed, all of the Capital common stock you hold will be exchanged for either (1) $38.00 in cash, without interest, for each share of Capital common stock, (2) 1.2306 shares of Renasant common stock for each share of Capital common stock (subject to possible increase, as described in the next paragraph) or (3) a combination consisting of cash for 40% of your common stock and shares of Renasant common stock for 60% of your common stock at the same price and exchange ratio set forth above. You will be asked to elect your form of payment. Regardless of your election, elections will be limited by the requirements that not less than 60% or more than 65% of the aggregate shares of Capital common stock owned by Capital stockholders be exchanged for Renasant common stock and that not less than 35% or more than 40% of the aggregate shares of Capital common stock owned by Capital stockholders be exchanged for cash. Thus, your election may be redesignated as described in this proxy statement/prospectus. Immediately after the merger of Capital with and into Renasant is completed, Capital Bank & Trust Company will be merged with and into Renasant Bank.

Under the merger agreement, if (1) the average of the per share closing price of Renasant common stock on The NASDAQ Global Select Market for the 20 trading days ending on (and including) June 20, 2007 (the determination date under the merger agreement, assuming the merger is completed on July 1, 2007, which is the scheduled closing date for the merger) is less than $26.25 and (2) the decline in the price of Renasant common stock from December 21, 2006 to June 20, 2007 exceeds by 15% or more the decline in the NASDAQ Bank Index over this same period, Capital may terminate the merger agreement, provided, however, that Renasant may adjust the exchange ratio to account for the decline in the value of its stock and proceed with the merger. After The NASDAQ Global Select Market closes on June 20, 2007, Renasant and Capital will calculate whether any adjustment to the exchange ratio is required and Capital will issue a press release announcing the adjusted exchange ratio or that no adjustment to the exchange ratio is required.

If you wish, you may exercise your dissenters’ rights under Tennessee law and obtain a cash payment for the fair value of your shares rather than receive the merger consideration described above. To exercise dissenters’ rights, you must not vote in favor of the adoption and approval of the merger agreement, as amended, the related articles of merger or the merger and you must strictly comply with all of the applicable requirements of Tennessee law summarized in the accompanying proxy statement/prospectus under the heading “The Merger—Dissenters’ Rights.” A copy of the Tennessee statute regarding dissenters’ rights is attached as Annex C to this proxy statement/prospectus.

Renasant common stock is listed on The NASDAQ Global Select Market under the symbol “RNST”. On May 11, 2007, the closing price of a share of Renasant common stock was $22.85.

Approval of the merger requires the vote of a majority of the outstanding shares of Capital common stock in favor of the adoption and approval of the merger agreement, as amended, the related articles of merger and the merger. The proposed merger is discussed in detail in the accompanying proxy statement/prospectus. We encourage you to read this entire document carefully. You can also obtain more information about Renasant and Capital in documents that each of them has filed with the Securities and Exchange Commission.

The Capital board of directors has unanimously determined that the merger agreement, as amended, the related articles of merger and the merger are in the best interests of Capital and its stockholders and Capital Bank. On behalf of your board of directors, we encourage you to vote “FOR” the adoption and approval of the merger agreement, as amended, the related articles of merger and the merger. Regardless of your vote, please sign and date the enclosed proxy and return it in the enclosed envelope to make sure that your vote is counted.

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock to be issued by Renasant in the merger, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of Renasant common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association or non-bank subsidiary of Renasant and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

You should read “ Risk Factors” beginning on page 18 for a description of the factors that may affect the value of the Renasant common stock to be issued in the merger and other risk factors that should be considered with respect to the merger.

This proxy statement/prospectus is dated May 24, 2007, and it is first being mailed to Capital stockholders, along with the enclosed form of proxy card, on or about May 24, 2007.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Renasant and Capital from documents that Renasant and Capital, respectively, have filed with the Securities and Exchange Commission and that have not been included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus, other than exhibits to those documents, by requesting them in writing or by telephone from Renasant or Capital, as the case may be, at the following addresses:

Renasant Corporation	Capital Bancorp, Inc.
209 Troy Street	1808 West End Avenue, Suite 600
Tupelo, Mississippi 38804	Nashville, Tennessee 37203
Attention: Stuart R. Johnson	Attention: Sally P. Kimble
Telephone: (662) 680-1472	Telephone: (615) 327-9000

IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO PRIOR TO JUNE 20, 2007, IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

See “Where You Can Find More Information” on page 97 of this proxy statement/prospectus for more information about the documents referred to in this proxy statement/prospectus.

i

Annex A-1	Agreement and Plan of Merger, dated as of February 5, 2007, by and among Renasant Corporation, Renasant Bank, Capital Bancorp, Inc. and Capital Bank & Trust Company, as amended by Amendment Number One to Agreement and Plan of Merger dated as of March 2, 2007 by and among Renasant Corporation, Renasant Bank, Capital Bancorp, Inc. and Capital Bank & Trust Company
Annex A-2	Articles of Merger by and among Renasant Corporation and Capital Bancorp, Inc. and Plan of Merger
Annex B	Opinion of Hovde Financial, LLC
Annex C	Chapter 23 of the Tennessee Business Corporation Act

ii

Capital Bancorp, Inc.

Notice of Special Meeting

May 24, 2007

To the Stockholders of Capital Bancorp, Inc.:

A special meeting of stockholders of Capital Bancorp, Inc. will be held at the University Club of Nashville, 2402 Garland Avenue, Nashville, Tennessee, on Wednesday, June 27, 2007 at 3:00 p.m. local time, and at any adjournments or postponements thereof, to consider and act upon the following matters:

•

To consider and vote upon a proposal to approve and adopt (a) the Agreement and Plan of Merger dated as of February 5, 2007, by and among Capital Bancorp, Inc., Capital Bank & Trust Company, Renasant Corporation and Renasant Bank, a wholly-owned subsidiary of Renasant, as amended, pursuant to which, upon satisfaction of specified conditions, Capital Bancorp, Inc. will merge with and into Renasant Corporation, with Renasant surviving the merger, (b) the related articles of merger contemplated by the Agreement and Plan of Merger and (c) the merger of Capital with and into Renasant.

•	Any other business properly brought before the special meeting or any adjournment or postponement thereof.

As a result of the merger, you, as a holder of Capital common stock, will have the right to receive for all of your shares of Capital common stock either (1) $38.00 in cash per share of Capital common stock, (2) 1.2306 shares of Renasant common stock per share of Capital common stock (subject to possible increase, as described in the next paragraph) or (3) a combination consisting of cash for 40% of your Capital common stock and shares of Renasant common stock for 60% of your Capital common stock at the same price and exchange ratio set forth above. You will be asked to elect your form of payment. Regardless of your election, however, elections will be limited by the requirements that not less than 60% or more than 65% of the aggregate shares of Capital common stock owned by Capital stockholders be exchanged for Renasant common stock and not less than 35% or more than 40% of the aggregate shares of Capital common stock owned by Capital stockholders be exchanged for cash. Accordingly, your election may be redesignated as described under the heading “The Merger Agreement—Redesignation Procedures” on pages 74 and 75 of the accompanying proxy statement/prospectus.

Under the merger agreement, if (1) the average of the per share closing price of Renasant common stock on The NASDAQ Global Select Market for the 20 trading days ending on (and including) June 20, 2007 (the determination date under the merger agreement, assuming the merger is completed on July 1, 2007, which is the scheduled closing date for the merger) is less than $26.25 and (2) the decline in the price of Renasant common stock from December 21, 2006 to June 20, 2007 exceeds by 15% or more the decline in the NASDAQ Bank Index over this same period, Capital may terminate the merger agreement, provided, however, that Renasant may adjust the exchange ratio to account for the decline in the value of its stock and proceed with the merger. After The NASDAQ Global Select Market closes on June 20, 2007, Renasant and Capital will calculate whether any adjustment to the exchange ratio is required and Capital will issue a press release announcing the adjusted exchange ratio or that no adjustment to the exchange ratio is required.

You may exercise dissenters’ rights for your shares if the merger is completed, but only if you do not vote in favor of the merger agreement, as amended, the related articles of merger and the merger, and you otherwise comply with the applicable statutory provisions of Tennessee law. By properly exercising such dissenters’ rights, you will be entitled to receive payment in cash equal to the “fair value” of your shares, as determined in accordance with Tennessee law, in lieu of the right to receive either the cash, shares of Renasant common stock or the combination of cash and shares of Renasant common stock in exchange for each share of Capital common stock as described above. A copy of these provisions is included as Annex C to the accompanying proxy statement/prospectus. You should also review the information included under the heading “The Merger—Dissenters’ Rights” beginning on page 63 of the accompanying proxy statement/prospectus.

The Capital board of directors has fixed the close of business on May 14, 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Therefore, only stockholders of record on May 14, 2007 are entitled to notice of, and to vote at, the special meeting. A list of stockholders entitled to vote will be available at Capital’s principal office located at 1808 West End Avenue, Nashville, Tennessee beginning two business days after the date of this notice for the special meeting through the date of the special meeting (and will be available at the special meeting itself) for examination by any stockholder, his agent or his attorney.

The accompanying proxy statement/prospectus describes the terms and conditions of the merger agreement, as amended, and includes the complete text of the merger agreement, as amended, and the related articles of merger as Annex A-1 and Annex A-2, respectively. We urge you to read the enclosed materials carefully for a complete description of the merger agreement, as amended, the articles of merger, and the merger. The accompanying proxy statement/prospectus forms a part of this notice.

Your vote is very important. The merger agreement, as amended, the related articles of merger and the merger must be adopted and approved by the holders of a majority of the outstanding shares of Capital common stock. Even if you plan to attend the special meeting, we urge you to submit a valid proxy promptly so that your shares will be voted.

Your board of directors unanimously recommends that you vote “FOR” the adoption and approval of the merger agreement, as amended, the related articles of merger and the merger.

By Order of the Board of Directors

May 24, 2007	Secretary
Nashville, Tennessee

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents that are made part of this proxy statement/prospectus by reference to other documents filed with the Securities and Exchange Commission include various forward-looking statements about Renasant Corporation and Capital Bancorp, Inc. that are subject to risks and uncertainties. Forward-looking statements include information concerning future financial performance, business strategy, projected plans and objectives of Renasant and Capital.

Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will likely result” and similar expressions, or future or conditional verbs such as “will,” “should,” “would” and “could” are generally forward-looking in nature and not historical facts. You should understand that the following important factors, in addition to those discussed elsewhere in this proxy statement/prospectus and in the documents which are incorporated by reference into this proxy statement/prospectus, could affect the future results of the combined company following the merger, and could cause results to differ materially from those expressed in such forward-looking statements:

•	the effect of economic conditions and interest rates on a national, regional or international basis;

•	the performance of Renasant’s businesses following the merger;

•	the timing of the implementation of changes in operations to achieve enhanced earnings or effect cost savings;

•

the ability of Renasant and Capital to successfully integrate their operations, the compatibility of the operating systems of the combining companies, and the degree to which existing administrative and back-office functions and costs of Renasant and Capital are complementary or redundant;

•	the ability to satisfy all conditions precedent to the merger (including stockholder and various regulatory approvals);

•	competitive pressures in the consumer finance, commercial finance, insurance, financial services, asset management, retail banking, mortgage lending and auto lending industries;

•	the financial resources of, and products available to, competitors;

•	changes in laws and regulations, including changes in accounting standards;

•	changes in policy by regulatory agencies;

•	changes in the securities and foreign exchange markets;

•	opportunities that may be presented to and pursued by the combined company following the merger;

•	Renasant’s potential growth, including its entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	changes in the quality or composition of Renasant’s loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the strength of the economies in our target markets, as well as general economic, market or business conditions;

•	changes in demand for loan products and financial services;

•	concentration of credit exposure;

•	changes in interest rates, yield curves and interest rate spread relationship; and

•	other circumstances, many of which are beyond Renasant’s control.

Management of each of Renasant and Capital believes the forward-looking statements about Renasant and Capital, as applicable, are reasonable. However, you should not place undue reliance on them. Any forward- looking statements in the proxy statement/prospectus are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements. Many of the factors that will determine these results are beyond Renasant’s and Capital’s ability to control or predict. Renasant and Capital disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to vote to adopt and approve an agreement and plan of merger by and among Renasant, Renasant Bank, Capital and Capital Bank, as amended, the related articles of merger and the merger contemplated thereby. Throughout the remainder of this proxy statement/prospectus, we refer to the agreement and plan of merger, as amended, and the related articles of merger as the “merger agreement”. In the merger, Capital will be merged with and into Renasant, and Renasant will be the surviving corporation and will continue its corporate existence under Mississippi law. Immediately thereafter, Capital Bank will merge with and into Renasant Bank, and Renasant Bank will be the surviving bank and will continue its corporate existence under Mississippi law. References to the “merger” refer to the merger of Capital with and into Renasant, unless the context clearly indicates otherwise.

Q:	Who is Renasant?

A:	Renasant Corporation is a Mississippi corporation incorporated in 1982 that is the owner of the fourth largest bank headquartered in Mississippi, Renasant Bank, a Mississippi-chartered bank incorporated in 1904. Renasant and Renasant Bank are headquartered in Tupelo, Mississippi. Through Renasant Bank, Renasant also owns Renasant Insurance, Inc. As of March 31, 2007, Renasant had total assets of approximately $2.76 billion, deposits of approximately $2.27 billion and total shareholders’ equity of approximately $259 million. Renasant operates 63 banking (including loan production), financial services, mortgage and insurance offices in 38 cities throughout north and north central Mississippi, west and middle Tennessee and north and north central Alabama. Renasant Bank’s deposits are insured by the Federal Deposit Insurance Corporation.

Q:	What will I receive in exchange for my Capital common stock in the merger?

A:	In the merger, all of your shares of Capital common stock will be converted into the right to receive either (1) $38.00 in cash for each share of Capital common stock, (2) 1.2306 shares of Renasant common stock for each share of Capital common stock (subject to possible increase, as described in the next paragraph) or (3) a combination of cash for 40% of your shares of Capital common stock and Renasant common stock for 60% of your shares of Capital common stock at the same price and exchange ratio set forth above. Please note that the market value of Renasant common stock fluctuates. Because of this fluctuation, if you elect to receive Renasant common stock for all or a portion of your shares of Capital common stock (as described in the next question and answer), the value of the Renasant common stock you receive may or may not be equivalent to the amount of cash that you would have received if you elected to exchange your Capital common stock for cash.

If (1) the average of the per share closing price of Renasant common stock on The NASDAQ Global Select Market for the 20 consecutive full trading days ending on (and including) June 20, 2007 (the determination date under the merger agreement, assuming the merger is completed on July 1, 2007, which is the scheduled closing date for the merger) is less than $26.25 and (2) the decline in the closing price of Renasant common stock from December 21, 2006 to June 20, 2007 exceeds by 15% or more the decline in the NASDAQ Bank Index over this same measurement period, Capital may terminate the merger agreement, provided, however, that Renasant may adjust the exchange ratio used in the merger agreement to account for the decline in the value of its stock price and proceed with the merger.

On May 11, 2007, the average of the per share closing prices of Renasant common stock on The NASDAQ Global Select Market for the preceding 20 consecutive full trading days was less than $26.25 and the decline in the closing price of Renasant common stock from December 21, 2006 to May 11, 2007 exceeded by 15% the decline in the NASDAQ Bank Index over the same period. As a result, , if the date for determining whether an adjustment to the exchange ratio was required had been May 11, 2007, Capital could have elected to terminate the merger agreement on that date. If Capital had elected to terminate the merger agreement, Renasant, in its sole discretion, could have elected to adjust the exchange ratio to 1.2927 shares of Renasant common stock per share of Capital common stock, based on 3,671,179 shares of Capital common stock outstanding on May 11, 2007 and the closing price of Renasant common stock on such date, which would have resulted in the issuance of approximately 136,700 additional shares of its stock in the aggregate as merger consideration (assuming that 60% of the merger consideration was paid in Renasant common stock). The adjustment to the exchange ratio would have rendered Capital’s election to terminate the merger agreement null and void.

After The NASDAQ Global Select Market closes on June 20, 2007, Renasant and Capital will calculate whether any adjustment to the exchange ratio is required and Capital will issue a press release announcing the adjusted exchange ratio or that no adjustment to the exchange ratio is required.

Q:	Can I elect the type of consideration I will receive in the merger?

A:	Yes. Subject to the redesignation procedures described in this proxy statement/prospectus, you may elect to receive all cash, all shares of Renasant common stock or a combination of 40% cash and 60% Renasant common stock in exchange for your shares of Capital common stock.

Under the merger agreement, the aggregate number of shares of Capital common stock to be converted into the right to receive cash shall not be less than 35% or more than 40% of the total number of shares of Capital common stock outstanding immediately prior to the closing date of the merger (excluding shares owned by Capital, Renasant or any subsidiary of Capital or Renasant (other than in a fiduciary capacity)). The merger agreement also provides that the aggregate number of shares of Capital common stock to be converted into the right to receive shares of Renasant common stock shall not be less than 60% or more than 65% of the total number of shares of Capital common stock outstanding immediately prior to the closing date of the merger (excluding shares owned by Capital, Renasant or any subsidiary of Capital or Renasant (other than in a fiduciary capacity).

Q:	What happens if the number of shares elected to be converted into cash exceeds 40% of the outstanding shares of Capital common stock or if the number of shares elected to be converted into shares of Renasant common stock exceeds 65% of the outstanding shares of Capital common stock?

A:	If the aggregate number of shares elected to be converted into cash exceeds 40% of the outstanding shares of Capital common stock, then shares of Capital common stock for which a cash election was made will be redesignated on a pro rata basis into shares to be converted into shares of Renasant common stock so that the total number of Capital shares to be converted into cash does not exceed 40% of the outstanding shares of Capital common stock.

If the aggregate number of shares elected to be converted into shares of Renasant common stock exceeds 65% of the outstanding shares of Capital common stock, then shares of Capital common stock for which a stock election was made will be redesignated on a pro rata basis into shares to be converted into cash so that the total number of Capital shares to be converted into shares of Renasant common stock does not exceed 65% of the outstanding shares of Capital common stock.

Holders of shares of Capital common stock who elect to receive a combination of cash for 40% of their Capital common stock and shares of Renasant common stock for 60% of their Capital common stock are not subject to these redesignation procedures. Also, a holder who has elected to receive cash for all of his or her shares of Capital common stock and would receive less than 10 shares of Renasant common stock if his or her shares were redesignated is not subject to the redesignation procedures.

Q:	If I elect to receive Renasant common stock in the merger, how many shares will I receive?

A:

Subject to the redesignation and adjustment procedures described in this proxy statement/prospectus, if you elect to receive Renasant common stock for all or a portion of your Capital common stock, you will receive

1.2306 shares of Renasant common stock for each share of Capital common stock that you own. Please note that, as described above, the exchange ratio may be increased to account for the decline in Renasant’s common stock price if specified conditions are satisfied.

You will not receive any fractional shares of Renasant common stock. Instead, you will be paid cash in an amount equal to the fraction of a share of Renasant common stock otherwise issuable multiplied by the average closing price as reported by The NASDAQ Global Select Market of one share of Renasant common stock for the ten trading days immediately preceding the last trading day prior to the closing date of the merger (the closing date is described in more detail in this proxy statement/prospectus).

For instance, if the exchange ratio is 1.2306 shares of Renasant common stock for each share of Capital stock that you own and you own 1,011 shares of Capital common stock and the ten-day average closing price of Renasant common stock is $23.00 per share, a Capital stockholder who elects to receive Renasant common stock in exchange for all 1,011 shares of Capital common stock would receive 1,244 shares of Renasant common stock, plus $3.14 in cash instead of a fractional share.

Q:	How do I elect the form of consideration I prefer to receive?

A:	A form of election is being mailed to you in a separate mailing concurrently with the mailing of this proxy statement/prospectus. If your shares of Capital common stock are registered in your own name, complete and sign the form of election and send it to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, the exchange agent for the merger. If your shares of Capital common stock are held in the name of your nominee or other representative, such as the trustee of a trust of which you are the beneficiary, you must have such nominee or other representative submit the form of election on your behalf.

Q:	What if I do not send an election form, it is not received before the deadline or I improperly complete or sign my election form?

A:	If the exchange agent does not receive from you a properly completed and signed election form, together with certificates representing your shares of Capital common stock, before the deadline, then it will be assumed that you have elected to receive a combination of cash for 40% of your shares of Capital common stock and Renasant common stock for the remaining 60% of your shares of Capital common stock. You bear the risk of delivery and should send any election form and Capital stock certificates by mail (registered mail with proper insurance, receipt requested, is suggested) by courier, by hand or by fax, with Capital stock certificates delivered by courier or by hand, to the appropriate addresses set forth in the form of election.

Q:	When should I send in my stock certificate?

A:	If your shares of Capital common stock are registered in your name, you should send your Capital stock certificates to Registrar and Transfer Company with your completed form of election. If your shares of Capital common stock are held in the name of your nominee or other representative, such as a trust of which you are the beneficiary, you must have such nominee or other representative send your Capital stock certificates to Registrar and Transfer Company on your behalf with the form of election submitted on your behalf. Do not send in your stock certificates with your proxy.

Q:	Is there a deadline for making an election?

A:	Yes. Your completed election form and Capital stock certificates must be received by the exchange agent not later than 5:00 p.m. eastern time on June 26, 2007.

Q:	Am I entitled to dissenters’ rights?

A:

Yes. If you wish, you may seek an appraisal of the fair value of your shares of Capital common stock, but only if you comply with all of the requirements of Tennessee law as described under the heading “The

Merger—Dissenters’ Rights.” Depending upon the determination of a Tennessee court, the appraised fair value of your shares of Capital common stock, which will be paid to you if you seek an appraisal, may be more than, less than, or equal to the $38.00 per share of Capital common stock to be paid in the merger. Any holder of Capital common stock who loses his or her dissenters’ rights on account of a failure to perfect or otherwise shall be deemed to have elected to receive the combination of cash and Renasant common stock described above.

We have included a copy of Chapter 23 of the Tennessee Business Corporation Act, which addresses dissenters’ rights, as Annex C to this proxy statement/prospectus.

Q:	When and where is the special meeting?

A:	The Capital special meeting is scheduled to take place at the University Club of Nashville, 2402 Garland Avenue, Nashville, Tennessee on Wednesday, June 27, 2007 at 3:00 p.m. local time.

Q:	Who can vote on the merger?

A:	Holders of record of Capital common stock at the close of business on May 14, 2007 can vote at the special meeting. On that date, 3,671,179 shares were outstanding and entitled to vote.

Q:	What vote is required for approval?

A:	The merger agreement and the merger must be adopted and approved by a majority of the outstanding shares of Capital common stock. Therefore, if you abstain or fail to vote, it will be the same as voting against the merger agreement and the merger.

If you hold your shares of Capital common stock in a broker’s name (sometimes called “street name” or “nominee name”), then you must provide voting instructions to your broker. If you do not provide instructions to the broker, your shares will not be voted on any matter on which the broker does not have discretionary authority to vote, which includes the vote on the merger. A vote that is not cast for this reason is called a “broker non-vote.” Broker non-votes will be treated as shares present for the purpose of determining whether a quorum is present at the meeting. For purposes of the vote on the merger agreement, a broker non-vote has the same effect as a vote AGAINST the merger agreement and the merger. For purposes of the vote on any other matters properly brought at the special meeting, broker non-votes will not be counted as a vote FOR or AGAINST such matters or as an abstention on such matters.

The directors and executive officers of Capital and Capital Bank, in their capacity as stockholders rather than directors and executive officers of Capital, have agreed to vote an aggregate of 1,047,413 shares (representing approximately 28.53% of the outstanding shares as of the record date) in favor of the merger.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and mail your proxy card as soon as possible so that your shares may be voted at the special meeting. Your proxy card will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted FOR the adoption and approval of the merger agreement and the merger. If you do not vote or if you abstain, the effect will be a vote against the merger agreement and the merger. Your vote is very important. Your proxy card must be received prior to the special meeting to be held on June 27, 2007 in order to be counted.

You should also complete the form of election accompanying this proxy statement/prospectus and submit it, together with the certificates for your shares of Capital common stock, to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, the exchange agent for the merger. The form of election, together with the certificates for your shares of Capital common stock, must be received by the exchange agent no later than June 26, 2007 or you will be deemed to have elected to receive a combination of cash and stock in exchange for your shares of Capital common stock.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	first, you can send a written notice stating that you want to revoke your proxy;

•	second, you can complete and submit a new proxy card bearing a later date; or

•

third, if you are the record owner of your shares of Capital common stock, you can attend the Capital special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to:

Capital Bancorp, Inc.

1820 West End Avenue

Nashville, Tennessee 37203

Attention: John W. Gregory, Jr., Secretary

If your shares are held in the name of a broker, bank, trustee or other nominee, you should contact such person to change your vote.

Q:	If I plan to attend the Capital special meeting in person, should I still grant my proxy?

A:	Yes. Whether or not you plan to attend the special meeting, you should grant your proxy as described above. The failure of a Capital stockholder to vote in person or by proxy will have the same effect as a vote against the adoption and approval of the merger agreement. The failure to give voting instructions to your broker will have the same effect as a vote against the adoption and approval of the merger agreement.

Q:	What does Capital’s board of directors recommend?

A:	Capital’s board of directors has unanimously determined that the proposed merger is advisable and in the best interests of Capital and its stockholders and Capital Bank and unanimously recommends that you vote FOR the proposal to adopt and approve the merger agreement.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or form of election, you should contact:

John Grau

InvestorCom, Inc.

110 Wall Street, Suite 2400

New York, New York 10005

(866) 973-9325

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger and the merger agreement, you should read this entire document carefully, as well as the additional documents to which we refer you. See “Where You Can Find More Information.” References in this summary and elsewhere in this proxy statement/prospectus to the “merger” are to the merger of Capital with and into Renasant, unless the context clearly indicates otherwise.

The Companies

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804

(662) 680-1001

Renasant is a Mississippi corporation incorporated in 1982 that is the owner of the fourth largest bank headquartered in Mississippi, Renasant Bank, a Mississippi-chartered bank incorporated in 1904. Through Renasant Bank, Renasant is also the owner of Renasant Insurance, Inc. As of March 31, 2007, Renasant had total assets of approximately $2.76 billion, deposits of approximately $2.27 billion and total stockholders’ equity of approximately $259 million. Renasant operates 63 banking (including loan production), financial services, mortgage and insurance offices in 38 cities throughout north and north central Mississippi, west and middle Tennessee and north and north central Alabama. Renasant Bank’s deposits are insured by the Federal Deposit Insurance Corporation.

For financial statements and a discussion of Renasant’s recent results of operations, see Renasant’s Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is incorporated by reference in this proxy statement/prospectus.

Capital Bancorp, Inc.

1820 West End Avenue

Nashville, Tennessee 37203

(615) 327-9000

Capital is a Tennessee corporation incorporated in 2001 that is the sole stockholder of Capital Bank, a Tennessee banking corporation headquartered in Nashville, Tennessee. As of March 31, 2007, Capital had total assets of approximately $587 million, deposits of approximately $476 million and total stockholders’ equity of approximately $36.1 million. Capital operates seven banking offices in Franklin, Goodlettsville, Hendersonville, Hermitage and Nashville, Tennessee. The deposits of Capital Bank are insured by the Federal Deposit Insurance Corporation.

For financial statements and a discussion of Capital’s recent results of operations, see Capital’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is incorporated by reference into this proxy statement/prospectus.

The Merger (pages 46 through 71)

Under the terms of the merger agreement, Capital will be merged into Renasant. After the merger, Renasant will be the surviving corporation and will continue its corporate existence under Mississippi law. Immediately after the merger of Capital into Renasant, Capital Bank & Trust Company (which is referred to as “Capital Bank” in this proxy statement/prospectus) will be merged into Renasant Bank, with Renasant Bank surviving the merger and continuing its existence under Mississippi law. The merger agreement and the related articles of merger of

Capital into Renasant are attached to this document as Annex A-1 and Annex A-2, respectively, and are incorporated in this proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

What You Will Receive in the Merger (pages 72 and 73)

The merger agreement provides that each share of Capital common stock (other than treasury shares, shares owned by Renasant or any of the subsidiaries of Renasant or Capital (other than in a fiduciary capacity) or by any person who has perfected dissenters’ rights with respect to shares of Capital common stock) will be converted on the closing date of the merger into the right to receive the merger consideration. Subject to adjustment as provided in the merger agreement, the merger consideration is either:

•	cash in an amount equal to $38.00 per share of Capital common stock, without interest;

•	1.2306 shares of Renasant common stock per share of Capital common stock (subject to possible increase, as described below); or

•

a combination of cash consideration for 40% of such holder’s shares of Capital common stock and stock consideration for 60% of such holder’s shares of Capital common stock at the same price and exchange ratio set forth above.

Subject to the redesignation procedures described below, as a holder of shares of Capital common stock, you may elect to receive all cash, all shares of Renasant common stock or the combination of cash and Renasant common stock described above as consideration in exchange for your shares of Capital common stock. Please note that the market value of Renasant common stock fluctuates. Because of this fluctuation, if you elect to receive Renasant common stock for all or a portion of your shares of Capital common stock, the value of the Renasant common stock you receive may or may not be equivalent to the amount of cash that you would have received if you elected to exchange your Capital common stock for cash.

You will not receive any fractional shares of Renasant common stock if you elect to receive all or a portion of the merger consideration as shares of Renasant common stock. Instead, you will be paid cash in an amount equal to the fraction of a share of Renasant common stock otherwise issuable upon conversion multiplied by the average closing price of one share of Renasant common stock as reported by The NASDAQ Global Select Market for the ten trading days immediately preceding the last trading day prior to the closing date of the merger.

If (1) the average of the per share closing price of Renasant common stock on The NASDAQ Global Select Market for the 20 consecutive full trading days ending on (and including) June 20, 2007 (the determination date under the merger agreement, assuming the merger is completed on July 1, 2007, which is the scheduled closing date for the merger) is less than $26.25 and the decline in the closing price of Renasant common stock from December 21, 2006 to June 20, 2007 exceeds by 15% or more the decline in the NASDAQ Bank Index over this same period, the exchange ratio of 1.2306 may be adjusted by Renasant if Capital elects to terminate the merger agreement.

On May 11, 2007, the average of the per share closing prices of Renasant common stock on The NASDAQ Global Select Market for the preceding 20 consecutive full trading days was less than $26.25 and the decline in the closing price of Renasant common stock from December 21, 2006 to May 11, 2007 exceeded by 15% the decline in the NASDAQ Bank Index over the same period. As a result, if the date for determining whether an adjustment to the exchange ratio was required had been May 11, 2007, Capital could have elected to terminate the merger agreement on that date. If Capital had elected to terminate the merger agreement, Renasant, in its sole discretion, could have elected to adjust the exchange ratio to 1.2927 shares of Renasant common stock per share of Capital common stock, based on 3,671,179 shares of Capital common stock outstanding on May 11, 2007 and the closing price of Renasant common stock on such date, which would have resulted in the issuance of approximately 136,700 additional shares of its stock in the aggregate as merger consideration (assuming that 60% of the merger consideration was paid in Renasant common stock). This adjustment to the exchange ratio would have rendered Capital’s election to terminate the merger agreement null and void.

After The NASDAQ Global Select Market closes on June 20, 2007, Renasant and Capital will calculate whether any adjustment to the exchange ratio is required and Capital will issue a press release announcing the adjusted exchange ratio or that no adjustment to the exchange ratio is required.

References in this proxy statement/prospectus to the “exchange ratio,” the “exchange ratio of 1.2306 shares” and the like shall be to the exchange ratio as adjusted, to the extent that Renasant and Capital adjust the exchange ratio as described above.

Election Procedures (pages 73 and 74)

A form of election is being mailed to you concurrently with the mailing of this proxy statement/prospectus. If your shares of Capital common stock are registered in your own name, you should complete and sign the form of election and send it, along with the certificates representing your shares of Capital common stock, to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, the exchange agent for the merger. If your shares of Capital common stock are held in the name of your nominee or other representative, such as the trustee of a trust of which you are the beneficiary, you must have such nominee or other representative submit the form of election, along with the certificates representing your shares of Capital common stock, on your behalf. The form of election, along with the certificates representing your shares of Capital common stock, must be received by the exchange agent not later than 5:00 p.m. eastern time on June 26, 2007.

If the exchange agent does not receive from you or your nominee or other representative, as applicable, a properly completed election form, along with the certificates representing your shares of Capital common stock, before June 26, 2007, then it will be assumed that you have elected to receive a combination of cash for 40% of your shares of Capital common stock and Renasant common stock for the remaining 60% of your shares of Capital common stock.

Upon receipt of the forms of election and Capital stock certificates and other materials, and subject to the payment of any transfer taxes that may arise if the merger consideration is to be paid to a person other than the person in whose name the surrendered Capital stock certificate is registered, the exchange agent, within 10 business days after the completion of the merger, will deliver to the former holder of Capital common stock the merger consideration such holder elected to receive. After the effective time, the exchange agent will also provide stock certificate transmittal materials to the holders of Capital common stock who did not submit a form of election and surrender their stock certificates. Such transmittal materials will contain instructions for surrendering the Capital stock certificates for the merger consideration.

Redesignation Procedures (pages 74 and 75)

The merger agreement contains redesignation procedures that may affect your election. Under the merger agreement, the number of shares of Capital common stock to be converted into the right to receive cash must not be less than 35% or more than 40% of the total number of shares of Capital common stock outstanding immediately prior to the closing date of the merger. Also, the number of shares of Capital common stock to be converted into the right to receive shares of Renasant common stock must not be less than 60% or more than 65% of the total number of shares of Capital common stock outstanding immediately prior to the closing date of the merger.

If the number of shares to be converted into the right to receive cash exceeds 40% of the outstanding shares of Capital common stock, then all shares of Capital common stock for which a cash election was made will be redesignated on a pro rata basis into a combination of shares to be converted into cash and shares to be converted into shares of Renasant common stock. Shares will be redesignated such that the total number of Capital shares converted into cash does not exceed 40% of the outstanding shares of Capital common stock.

If the number of shares to be converted into shares of Renasant common stock exceeds 65% of the outstanding shares of Capital common stock, then all shares of Capital common stock for which a stock election was made will be redesignated on a pro rata basis into a combination of shares to be converted into cash and shares to be converted into shares of Renasant common stock. Shares will be redesignated such that the total number of Capital shares exchanged for stock does not exceed 65% of the outstanding shares of Capital common stock.

Holders who chose to receive a combination of cash for 40% of their Capital common stock and shares of Renasant common stock for 60% of their Capital common stock are not subject to the redesignation procedures. Also, any holder who elected to receive cash but after the redesignation procedures would receive less than ten shares of Renasant common stock for his or her shares of Capital common stock is not subject to the redesignation procedures.

The Special Meeting (pages 43 through 45)

The Capital special meeting will be held at the University Club of Nashville, 2402 Garland Avenue, Nashville, Tennessee, on Wednesday, June 27, 2007 at 3:00 p.m. local time. At the meeting, the holders of Capital common stock will be asked to vote upon a proposal to adopt and approve the merger agreement and the merger. The Capital board of directors has fixed the close of business on May 14, 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting. At the record date, approximately 3,671,179 shares of Capital common stock were issued and outstanding and entitled to vote. Each share of Capital common stock is entitled to one vote on any matter that may properly come before the meeting. The affirmative vote of a majority of the outstanding shares of Capital common stock is required to adopt and approve the merger agreement and the merger.

Vote of Management-Owned Shares (pages 43 and 44)

As of the record date, the directors and executive officers of Capital and their respective affiliates collectively owned approximately 28.53% of the outstanding shares of Capital common stock. All of the directors and executive officers of Capital and Capital Bank have entered into agreements with Renasant pursuant to which they have agreed, in their capacity as stockholders of Capital, to vote all of their shares in favor of the adoption and approval of the merger agreement and the merger. Capital anticipates that the directors and executive officers will collectively vote 28.53% of the outstanding shares of Capital common stock in favor of the merger in accordance with those agreements.

Capital’s Reasons for the Merger; Recommendation of the Capital Board (pages 48 through 50)

Capital’s board of directors has unanimously approved the merger agreement and the merger. Capital’s board of directors believes that the merger is in the best interest of Capital and its stockholders and that the merger consideration is fair to Capital stockholders from a financial point of view and unanimously recommends that Capital stockholders vote “FOR” the adoption and approval of the merger agreement, the related articles of merger and the merger. In reaching its decision, the Capital board considered a number of factors, which are described in more detail in “The Merger—Capital’s Reasons for the Merger” on the pages listed above. The Capital board of directors did not assign relative weights to the factors described in that section or the other factors considered by it. In addition, the Capital board did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Capital board of directors may have given weights to different factors.

Conditions to the Merger (pages 80 through 82)

The obligations of both Renasant and Capital to complete the merger are subject to the following conditions being fulfilled:

•

receipt of all necessary regulatory or governmental consents and approvals required to complete the merger of Capital into Renasant and the merger of Capital Bank into Renasant Bank, the satisfaction of all conditions required under those consents and approvals and the expiration of any waiting periods required by law;

•

adoption and approval of the merger agreement and the merger by Capital’s stockholders and adoption and approval of the merger agreement and the merger by Renasant’s stockholders to the extent required by applicable law and the rules of The NASDAQ Stock Market;

•	the registration statement filed with the SEC, of which this document forms a part, having become effective and remaining effective through the completion of the merger;

•

receipt of all consents and approvals required for the mergers from persons other than governmental entities, except those consents which would not reasonably be expected to have a material adverse effect on any of the parties;

•	absence of any governmental or judicial order or otherwise prohibiting or restricting completion of the merger;

•

receipt of an opinion of Phelps Dunbar LLP, Renasant’s outside counsel, that the merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code and that the exchange of shares in the merger will not give rise to gain or loss to the holders of Capital common stock;

•	approval of the shares of Renasant common stock issuable to the holders of shares of Capital common stock for listing on The NASDAQ Global Select Market;

•

the execution and delivery of the plan of merger and articles of merger with respect to the merger of Capital with and into Renasant and the execution and delivery of a plan of merger and articles of merger with respect to the merger of Capital Bank with and into Renasant Bank;

•

the execution and delivery of (1) a termination and release agreement by and among Capital, Capital Bank, Renasant and R. Rick Hart and (2) an employment agreement by and between Renasant and R. Rick Hart;

•

the execution and delivery of (1) a termination and release agreement by and among Capital, Capital Bank, Renasant and John W. Gregory, Jr. and (2) an employment agreement by and between Renasant Bank and John W. Gregory, Jr.; and

•	Renasant Bank and Capital Bank shall have executed and delivered the agreements pursuant to which Capital Bank will merge with and into Renasant Bank.

In addition, Renasant’s obligation to complete the merger is subject to, among other things:

•	Capital’s and Capital Bank’s performance of and compliance with in all material respects all obligations required by the merger agreement;

•

the representations and warranties of Capital and Capital Bank in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger (except those that relate specifically to another date, which shall be true and correct as of that date);

•

the receipt of all permits, consents, authorizations and the like necessary in connection with the completion of the merger, none of which contain any terms or conditions which are unacceptable to Renasant;

•	Capital stockholders who exercise their dissenters’ rights shall not hold more than 5% of the outstanding shares of Capital common stock immediately prior to the merger; and

•

Capital shall have redeemed for cash all of the rights issued pursuant to the Rights Agreement dated July 18, 2001 between Capital and Registrar and Transfer Company in accordance with the Rights Agreement on terms and conditions acceptable to Renasant. The rights represent the opportunity for Capital stockholders to acquire additional shares of Capital common stock upon the occurrence of certain events as more fully described in “Comparison of Rights of Stockholders of Capital and Renasant—Shareholder Rights Plan”.

•	Capital shall have terminated its 401(k) plan.

In addition, Capital’s obligation to complete the merger is subject to, among other things:

•	Renasant’s and Renasant Bank’s performance of and compliance in all material respects with all obligations required by the merger agreement;

•

the representations and warranties of Renasant and Renasant Bank being true and correct as of the date of the merger agreement and as of the closing date of the merger (except those that relate specifically to another date, which shall be true and correct as of that date);

•

the receipt of all permits, consents, waivers, clearances, approvals and authorizations necessary in connection with the completion of the merger, none of which adversely affect the merger consideration;

•

three qualified people selected by Capital from its board of directors who are reasonably acceptable to Renasant having been appointed to the board of directors of Renasant and three qualified people selected from Capital Bank’s board of directors who are reasonably acceptable to Renasant having been appointed to the board of directors of Renasant Bank. Capital has designated, and Renasant has agreed to, Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling as the individuals to be appointed by Renasant to the boards of directors of Renasant and Renasant Bank; and

•

the shares of Renasant common stock to be issued in connection with the merger shall have been approved for listing on The NASDAQ Global Select Market and the Renasant common stock shall not have been delisted from The NASDAQ Global Select Market nor shall proceedings have been instituted or initiated with respect to such stock.

The merger is expected to be completed promptly after Capital stockholder approval is received at the special meeting, all necessary regulatory approvals are received and other conditions to the closing described above are fulfilled. This is expected to occur on July 1, 2007, although fulfilling some of the conditions to closing the merger, such as receiving regulatory approvals, is not within the control of Renasant or Capital.

Covenants and Agreements (pages 77 through 80)

Capital has agreed that neither it nor Capital Bank, nor any person on either’s behalf, will solicit or hold discussions with any third party regarding a merger, tender offer, recapitalization, consolidation or any similar transaction, sale or lease or other acquisition or assumption of all or a substantial portion of Capital’s or Capital Bank’s assets, purchase or acquisition of more than 20% of the voting power of Capital or any similar transaction. Under specified circumstances, however, Capital may take the following actions:

•	provide information to a third party regarding a proposal to engage in any of the above-described transactions;

•	negotiate and discuss such a transaction with a third party;

•	recommend to the stockholders of Capital the approval of such a transaction with a third party; or

•	withdraw a recommendation regarding the merger with Renasant.

Capital may take these actions only if (1) Capital’s board of directors determines in good faith (after consultation with outside legal counsel) that any of the above-described actions are necessary in order for its directors to comply with their fiduciary duties under applicable law and (2) the board of directors determines in good faith (after consultation with its financial advisor) that the transaction with the third party is likely to be consummated and to result in a transaction more favorable to Capital stockholders from a financial point of view than the merger with Renasant.

Renasant has the right to match or better any acquisition proposal from a third party within ten days after receipt of notice from Capital of the third party offer, and the merger agreement will be amended to reflect any new terms offered by Renasant. If Renasant matches or betters such proposal, Capital must cease, and cause Capital Bank or its representative to cease, all discussions with the third party.

The merger agreement requires Renasant to provide specified indemnification for a period of two years following the closing date of the merger, subject to an aggregate cap on Renasant’s indemnification liability equal to the sum of $5.0 million and the policy limits of the directors’ and officers’ liability insurance described below. Renasant must indemnify and hold harmless from liability for acts or omissions occurring at or prior to the closing date of the merger specified current or former directors and officers of Capital or Capital Bank to the same extent as such directors or officers would be indemnified under the articles of incorporation or bylaws of Renasant as if they were directors or officers of Renasant. The merger agreement also provides that Renasant shall use its reasonable best efforts to cause Renasant or Renasant Bank to obtain for a period of two years after the closing date of the merger policies of directors’ and officers’ liability insurance. This insurance must cover acts or omissions occurring prior to the closing date of the merger for such directors and officers of Capital. The insurance must be on terms and in amounts substantially similar to the policies in effect on the date of the merger agreement. However, neither Renasant nor Renasant Bank are required to pay an aggregate premium for such insurance coverage in excess of 200% of the amount for such coverage as currently held by Capital. In such case, Renasant or Renasant Bank shall purchase as much coverage as reasonably practicable for such amount.

Termination of the Merger Agreement (pages 82 and 83)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the closing date of the merger:

•	by the mutual written consent of Renasant and Capital;

•	by either Renasant or Capital if:

•

(1) the closing date of the merger shall not have occurred on or prior to September 30, 2007 (or on or prior to December 31, 2007 where a governmental approval is pending and has not been finally resolved), (2) the merger agreement and the merger are not approved by Capital’s stockholders or (3) the merger agreement and the merger are not approved by Renasant’s stockholders, unless either (1), (2) or (3) is caused by the failure of the party seeking to terminate to perform or observe its agreements at or before the closing date or the stockholders vote, as the case may be;

•

there has been a breach by the other party of (1) any covenant or undertaking in the merger agreement or (2) any representation or warranty of the other party contained in the merger agreement, where such breach prevents the breaching party from satisfying a condition to closing in the merger agreement and has not been cured within thirty days following delivery of written notice of the breach;

•

30 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 30-day period a petition for rehearing or an amended application is filed. A party may terminate 30 or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants or agreements; or

•	any governmental entity shall have issued a final, non-appealable order prohibiting the completion of the merger.

•	by Renasant if:

•

Capital’s board of directors fails to make, or withdraws, qualifies or changes the recommendation in this proxy statement/prospectus that Capital’s stockholders vote to adopt and approve the merger agreement and the merger, or proposes publicly to do any of the foregoing;

•	the special meeting to approve the merger agreement and plan of merger is not called or convened by Capital;

•	Capital approves or recommends, or publicly proposes to approve or recommend, an acquisition proposal by a third party;

•	Capital stockholders who own more than 5% of the outstanding shares of Capital common stock exercise their right to dissent; or

•	The Federal Deposit Insurance Corporation or the Tennessee Department of Financial Institutions closes or orders the closing of Capital Bank.

•	by Capital if:

•

the board of directors of Capital determines in good faith, after consultation with outside counsel, that it would constitute a breach of the board’s fiduciary duties (1) to hold the special meeting, (2) to recommend the merger agreement and the merger to Capital stockholders, (3) to fail to terminate the merger agreement and accept an acquisition proposal from a third party or (4) to not withdraw or modify its previous recommendation to Capital’s stockholders to adopt and approve the merger agreement and the merger; or

•	the shares of Renasant’s common stock do not meet the trading price target described on page 73 of this proxy statement/prospectus.

Termination Fees (pages 83 and 84)

Capital must pay to Renasant a termination fee of $5,000,000 if:

•

(1) prior to any event allowing either party to terminate the merger agreement, an acquisition proposal from a third party is publicly announced or otherwise made known to Capital’s senior management, board of directors or stockholders generally and not irrevocably withdrawn more than five business days prior to the special meeting, (2) the merger agreement is then terminated (x) by either Renasant or Capital, because Capital’s stockholders failed to approve the merger agreement and the merger or (y) by Renasant, because of a willful breach by Capital of any covenant, undertaking, representation or warranty contained in the merger agreement, and (3) the acquisition contained in the acquisition proposal is consummated within 12 months of the termination of the merger agreement;

•

Renasant terminates the merger agreement because Capital either (1) failed to recommend to its stockholders the approval of the merger agreement and the merger, (2) effected a change in such recommendation, (3) failed to call or convene the special meeting, or (4) approved or recommended, or proposed publicly to approve or recommend, any other acquisition transaction; or

•

Capital terminates the merger agreement because its board of directors determines that it would constitute a breach of the board’s fiduciary duties (1) to recommend the merger agreement and the merger to Capital stockholders, (2) to fail to terminate the merger agreement and accept an acquisition proposal from a third party, (3) to hold the special meeting or (4) to not withdraw or modify its previous recommendation to Capital’s stockholders to adopt and approve the merger agreement and the merger.

Interests of Certain Persons in the Merger (pages 66 through 71)

In addition to their interests as stockholders, the directors and executive officers of Capital may have interests in the merger that are different from, or in addition to, your interests. These interests exist because of rights they may have under individual employment agreements, under compensation and benefit plans, including the Capital stock option plan and under the merger agreement. These interests include, among other things:

•

an employment agreement to be entered into by Renasant and R. Rick Hart on the closing date, pursuant to which R. Rick Hart (1) will serve as an Executive Vice President of Renasant and as President of the Tennessee Division of Renasant Bank, for a period commencing on the closing date and ending five years after the closing date, subject to renewal, and (2) will receive an aggregate payment of $725,600, a portion of which is in consideration for the noncompetition and nonsolicitation provisions imposed under his employment agreement with Renasant and a portion of which is additional consideration for services to be rendered over the term of the employment agreement;

•	a termination and release agreement pursuant to which R. Rick Hart will receive a payment of $775,281 from Renasant upon the closing of the merger;

•

an employment agreement to be entered into by Renasant Bank and John W. Gregory, Jr. on the closing date, pursuant to which John W. Gregory, Jr. (1) will serve as Executive Vice President of Renasant Bank, for a period commencing on the closing date and ending five years after the closing date, subject to renewal, and (2) will receive an aggregate payment of $499,454, a portion of which is in consideration for the noncompetition and nonsolicitation provisions imposed under his employment agreement with Renasant and a portion of which is additional consideration for services to be rendered over the term of the employment agreement;

•	a termination and release agreement pursuant to which John W. Gregory, Jr. will receive a payment of $516,817 from Renasant upon the closing of the merger;

•	except as to Mr. Hart and Mr. Gregory, full conditional vesting of all Capital stock options on the date of the merger agreement (February 5, 2007);

•

full vesting of benefits on the closing date of the merger under the Supplemental Executive Retirement Benefit Plan Agreements between Sally P. Kimble and Capital Bank (which Mrs. Kimble may elect to receive in the form of a single-sum cash payment of the present value of her normal retirement benefits under the agreement in early 2008) and the Change of Control Severance Agreement by and among Sally P. Kimble, Capital and Capital Bank;

•	a termination payment, pursuant to which H. Edward Jackson, III will receive a payment from Capital Bank of approximately $60,000 when his employment by Capital Bank is terminated prior to the merger;

•

the appointment of three Capital directors to Renasant’s board of directors and Renasant Bank’s board of directors. Capital has designated Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling as the individuals to be appointed by Renasant to the boards of directors of Renasant and Renasant Bank; and

•	Renasant’s agreement to indemnify and hold harmless duly elected present and former directors and officers of Capital and Capital Bank.

The members of the Capital board of directors knew of these additional interests, and considered them when they approved the merger agreement.

Dissenters’ Rights (pages 63 through 66)

Under Tennessee law, if a Capital stockholder follows the appropriate procedures for demanding dissenters’ rights and does not vote in favor of the adoption and approval of the merger agreement and the merger, such individual will be entitled to receive a cash payment equal to the “fair value” of the shares of Capital common stock owned by such stockholder, as determined by a Tennessee court, in lieu of the stockholder’s right to receive the merger consideration.

If a Capital stockholder desires to exercise dissenters’ rights under Tennessee law, the stockholder is required to comply with Chapter 23 of the Tennessee Business Corporation Act, which is summarized under the heading “The Merger—Dissenters’ Rights.” A copy of Chapter 23 is attached to this proxy statement/prospectus as Annex C. Failure to take all of the steps required under Tennessee law may result in the loss of dissenters’ rights by the Capital stockholder. If a Capital stockholder loses his or her dissenters’ rights, such stockholder will be deemed to have elected to receive cash for 40% of his or her shares of Capital common stock and shares of Renasant common stock for 60% of his or her shares of Capital common stock, at the same price and exchange ratio described above.

Tax Consequences of the Merger (pages 57 through 59)

Assuming that the merger is completed as currently contemplated, a holder of Capital common stock will not recognize any gain or loss for United States federal income tax purposes on any of the Capital shares exchanged for Renasant shares in the merger, except with respect to cash received in lieu of a fractional Renasant share. A holder of Capital common stock may recognize gain or loss if Capital shares are exchanged solely for cash in the merger. Further, a holder of Capital common stock may recognize gain, but not loss, if the Capital shares are exchanged for a combination of Renasant shares and cash, but not in excess of the cash received in the merger.

Regulatory and Third-Party Approvals (pages 59 through 61)

Under the merger agreement, Renasant and Capital have agreed to use their best efforts to obtain all necessary actions, indications of no objection, waivers, consents and approvals from any governmental authority necessary to complete and make effective the merger and other transactions contemplated by the merger agreement. Renasant has already received the Federal Reserve Board’s approval of the merger. The other required regulatory approvals include approval from the Federal Deposit Insurance Corporation, the Mississippi Department of Banking and Consumer Finance and the Tennessee Department of Financial Institutions. All applications and notices have been filed, or are in the process of being filed. While Renasant and Capital believe that they will receive the requisite approvals for the merger, there can be no assurance regarding the timing of the approvals, the ability of the companies to obtain the approvals on satisfactory terms, the absence of litigation challenging such approvals or otherwise.

Recent Developments

On May 11, 2007, Renasant sold 2,400,000 shares of its common stock at an offering price of $22.50 per share through a firm commitment underwritten public offering of its common stock. Renasant received approximately $50.5 million in net proceeds from the offering (after deducting underwriting discounts and commissions and the expenses of the offering payable by Renasant). Renasant expects to use the net proceeds from this sale of its common stock, together with cash on hand, if necessary, to pay the cash portion of the merger consideration to Capital stockholders in the merger.

Renasant also granted the underwriters an option to purchase up to an additional 360,000 shares of its common stock to cover over-allotments, if any. The option is exercisable at any time by the underwriters within 30 days of the completion of the offering. As of the date of this proxy statement/prospectus, the underwriters had not yet exercised this option.

RISK FACTORS

In addition to the other information included in or incorporated by reference into this proxy statement/prospectus and the matters addressed under the heading “Forward Looking Statements” on page 1 of this proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to adopt and approve the merger agreement and the merger. If any of the following risks or other risks which have not been identified or which Renasant may believe are immaterial or unlikely, actually occur, Renasant’s business, financial condition and results of operations could be harmed. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Renasant’s Business and Industry

Renasant is subject to interest rate risk.

Renasant’s earnings and cash flows are largely dependent upon Renasant’s net interest income. Net interest income is the difference between interest earned on assets, such as loans and securities, and the cost of interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond Renasant’s control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest Renasant receives on loans and securities and the amount of interest Renasant pays on deposits and borrowings, but such changes could also affect (1) Renasant’s ability to originate loans and obtain deposits, which could reduce the amount of fee income generated, (2) the fair value of Renasant’s financial assets and liabilities and (3) the average duration of Renasant’s mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, Renasant’s net interest income could be adversely affected, which in turn could negatively affect Renasant’s earnings. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although Renasant’s management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the results of Renasant’s operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on Renasant’s financial condition and results of operations. Volatility in interest rates may also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and Agency securities and other investment vehicles, including mutual funds, which generally pay higher rates of return than financial institutions because of the absence of federal insurance premiums and reserve requirements. Disintermediation could also result in material adverse effects on Renasant’s financial condition and results of operations.

Renasant is subject to lending risk.

There are inherent risks associated with Renasant’s lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where Renasant operates as well as those across the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans.

As of March 31, 2007, approximately 61% of Renasant’s loan portfolio consisted of commercial, construction and commercial real estate loans. These types of loans are generally viewed as having more risk to Renasant’s financial condition than residential real estate loans or consumer loans due primarily to the large amounts loaned to individual borrowers. Because the loan portfolio contains a significant number of commercial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Renasant’s financial condition and results of operations.

In addition, at March 31, 2007 approximately 70% of Renasant’s loan portfolio had real estate as a primary or secondary component of the collateral securing the loan. An adverse change in the value of real estate generally and in Renasant’s markets specifically could significantly impair the value of the collateral securing Renasant’s loans and Renasant’s ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to Renasant, which could have a material adverse effect on Renasant’s financial condition and results of operations.

Renasant has a concentration of credit exposure in commercial real estate.

At March 31, 2007, Renasant had approximately $676 million in commercial real estate loans, representing approximately 36% of Renasant’s loans outstanding on that date. In addition to the general risks associated with Renasant’s lending activities described above, commercial real estate loans are subject to additional risks. Commercial real estate loans depend on cash flows from the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy generally or in occupancy rates where the property is located could increase the likelihood of default. In addition, banking regulators are giving commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for possible losses and capital levels as a result of commercial real estate lending growth and exposure. Any of these factors could have a material adverse effect on Renasant’s financial condition and results of operations.

Renasant depends on the accuracy and completeness of information furnished by others about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, Renasant often relies on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. Renasant may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse effect on Renasant’s business and, in turn, Renasant’s financial condition and results of operations.

Renasant’s allowance for loan losses may be insufficient.

Although Renasant tries to maintain diversification within Renasant’s loan portfolio in order to minimize the effect of economic conditions within a particular industry, management also maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, to absorb probable credit losses inherent in the entire loan portfolio. The appropriate level of the allowance is based on management’s quarterly analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collective impairment. Among other considerations in establishing the allowance for loan losses, management considers economic conditions reflected within industry segments, the unemployment rate in Renasant’s markets, loan segmentation and historical losses that are inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Renasant’s control, may require an increase in the allowance for loan losses.

In addition, bank regulatory agencies periodically review the allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, Renasant will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital and may have a material adverse effect on Renasant’s financial condition and results of operations.

Liquidity needs could adversely affect Renasant’s results of operations and financial condition.

Renasant relies on the dividends from Renasant Bank as Renasant’s primary source of funds. The primary source of funds of Renasant Bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay- offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, Renasant may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or to support growth. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While Renasant believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Renasant continues to grow and experience increasing loan demand.

If the aforementioned sources of liquidity are not adequate for Renasant’s needs, Renasant may attempt to raise additional capital in the capital markets. Renasant’s ability to raise additional capital, if needed, will depend on conditions in such markets at that time, which are outside Renasant’s control, and on Renasant’s financial performance. Accordingly, Renasant cannot assure you of Renasant’s ability to raise additional capital in this manner.

If Renasant is unable to meet its liquidity needs, Renasant may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets.

Renasant’s business strategy includes the continuation of growth plans, and Renasant’s financial condition and results of operations could be negatively affected if Renasant fails to grow or fails to manage its growth effectively.

Since 2004, Renasant has significantly grown its business outside its Mississippi footprint through the acquisition of entire financial institutions and through de novo branching. Renasant intends to continue pursuing a growth strategy for its business through de novo branching. In addition, although Renasant has no current intentions regarding new acquisitions in the next few years, Renasant expects to continue to evaluate attractive acquisition opportunities that are presented to it. Renasant’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development, including the following:

Management of Growth. Renasant may be unable to successfully:

•	maintain loan quality in the context of significant loan growth;

•	maintain adequate management personnel and systems to oversee such growth;

•	maintain adequate internal audit, loan review and compliance functions; and

•	implement additional policies, procedures and operating systems required to support such growth.

Operating Results. There is no assurance that Renasant’s existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits.

Renasant’s growth and de novo branching strategy necessarily entails growth in overhead expenses as Renasant routinely adds new offices and staff. Renasant’s historical results may not be indicative of future results or results that may be achieved as Renasant continues to increase the number and concentration of its branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on Renasant’s results of operations and financial condition could be more significant than would be the case for a larger company.

Development of Offices. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, Renasant’s de novo branches can be expected to negatively impact its earnings for some period of time until the branches reach certain economies of scale. Renasant’s expenses could be further increased if it encounters delays in opening any of its de novo branches. Renasant may be unable to accomplish future branch expansion plans due to a lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors. Finally, Renasant has no assurance that its de novo branches or branches that it may acquire will be successful even after they have been established or acquired, as the case may be.

Expansion into New Markets. Much of Renasant’s recent growth, and all of Renasant’s growth through acquisitions, has been focused in the highly-competitive Memphis and Nashville, Tennessee and Birmingham and Huntsville, Alabama metropolitan markets. The customer demographics and financial services offerings in these markets are unlike those found in the Mississippi markets that Renasant has historically served. In these growth markets Renasant faces competition from a wide array of financial institutions, including much larger, well-established financial institutions. Renasant’s expansion into these new markets may be unsuccessful if Renasant is unable to meet customer demands or compete effectively with the financial institutions operating in these markets.

Regulatory and Economic Factors. Renasant’s growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect Renasant’s continued growth and expansion. Such factors may cause Renasant to alter its growth and expansion plans or slow or halt the growth and expansion process, which may prevent Renasant from entering certain target markets or allow competitors to gain or retain market share in its existing or expected markets.

Failure to successfully address these issues could have a material adverse effect on Renasant’s financial condition and results of operations, and could adversely affect its ability to successfully implement its business strategy. Also, if Renasant’s growth occurs more slowly than anticipated or declines, its operating results could be materially adversely affected.

Renasant may face risks with respect to future acquisitions.

When Renasant attempts to expand its business through mergers and acquisitions, Renasant seeks partners that are culturally similar to it, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded services. Acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger partners;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•

the time and costs of evaluating new markets, hiring experienced local management and opening new bank locations, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	Renasant’s ability to finance an acquisition and possible dilution to its existing stockholders;

•	the diversion of Renasant’s management’s attention to the negotiation of a transaction;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on Renasant’s results of operations;

•	entry into new markets where Renasant lacks experience; and

•	risks associated with integrating the operations and personnel of the acquired business, which are discussed below.

Although Renasant has no current intentions regarding new acquisitions in the next few years, Renasant expects to continue to evaluate merger and acquisition opportunities that are presented to it and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place, and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Renasant’s tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on Renasant’s financial condition and results of operations.

Renasant’s integration efforts following any future mergers or acquisitions, including Renasant’s proposed acquisition of Capital, may not be successful. After giving effect to an acquisition, Renasant may not be able to achieve profits comparable to or better than its historical experience.

The success of any merger or acquisition Renasant enters into, including its proposed acquisition of Capital, will depend primarily on Renasant’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Renasant may not be able to integrate its operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of its ongoing business and operations;

•	its inability to maintain and increase competitive presence;

•	deposit attrition and revenue loss;

•	possible inconsistencies in standards, controls, procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit Renasant’s successful integration of operations.

If Renasant has difficulties with the integration, it might not achieve the economic benefits it expects to result from the acquisition. Failure to achieve these anticipated benefits could result in greater than expected costs, decreases in the amount of expected revenues and diversion of management’s time and energy, all of which could materially impact Renasant’s business, financial condition and results of operations. In addition, the attention and effort devoted to the integration of an acquired business may divert management’s attention from other important issues and could seriously harm Renasant’s business. Finally, cost savings from any acquisitions may be offset by losses in revenues or charges to earnings.

Competition in the banking industry is intense and may adversely affect Renasant’s profitability.

Renasant faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and have substantially greater resources than Renasant, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services. Such competitors primarily include national, regional and community banks within the various markets in which Renasant operates. Renasant also faces competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

Renasant’s industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of Renasant’s competitors have fewer regulatory constraints and may have lower cost structures.

Renasant’s ability to compete successfully depends on a number of factors, including, among other things:

•	the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	the ability to expand Renasant’s market position;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which Renasant introduces new products and services relative to its competitors;

•	customer satisfaction with Renasant’s level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken Renasant’s competitive position, which could adversely affect Renasant’s growth and profitability, which, in turn, could have a material adverse effect on Renasant’s financial condition and results of operations.

Renasant’s profitability depends significantly on economic conditions in the states of Mississippi, Tennessee and Alabama.

Renasant’s success depends primarily on the general economic conditions of the states of Mississippi, Tennessee and Alabama and the specific local markets in each of those states in which Renasant operates. Unlike larger national or other regional banks that are more geographically diversified, at March 31, 2007, 74% of Renasant’s loans and 61% of Renasant’s deposits are principally located in the Tupelo, Oxford and DeSoto County, Mississippi; Memphis and Nashville, Tennessee; and Birmingham and Huntsville, Alabama metropolitan areas. The local economic conditions in these areas have a significant impact on the demand for Renasant’s products and services as well as the ability of Renasant’s customers to repay loans, the value of the collateral securing loans and the stability of Renasant’s deposit funding sources.

Renasant’s earnings are significantly affected by general business and economic conditions.

In addition to the risks associated with the general economic conditions in the markets in which Renasant operates, Renasant’s operations and profitability are also impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance and the strength of the U.S. economy and the local economies in which Renasant operates, all of which are beyond its control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for Renasant’s products and services, among other things, any of which could have a material adverse effect on its financial condition and results of operations.

Renasant is subject to extensive government regulation, and such regulation could limit or restrict its activities and adversely affect its earnings.

Renasant and Renasant Bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not the economic or other interests of stockholders. These regulations affect Renasant’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of the foregoing, could affect Renasant and/or Renasant Bank in substantial and unpredictable ways. Such changes could subject Renasant to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

Under regulatory capital adequacy guidelines and other regulatory requirements, Renasant and Renasant Bank must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. If Renasant fails to meet these minimum capital guidelines and other regulatory requirements, its financial condition would be materially and adversely affected. Renasant’s failure to maintain the status of “well capitalized” under its regulatory framework could affect the confidence of its customers in it, thus compromising its competitive position. In addition, failure to maintain the status of “well capitalized” under Renasant’s regulatory framework or “well managed” under regulatory examination procedures could compromise its status as a bank holding company and related eligibility for a streamlined review process for acquisition proposals.

Renasant is also subject to laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations. These laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Renasant is committed to maintaining high standards of corporate governance and public disclosure. As a result, Renasant’s efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention.

Failure to comply with laws, regulations or policies could also result in sanctions by regulatory agencies and/or civil money penalties, which could have a material adverse effect on Renasant’s business, financial condition and results of operations. While Renasant has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Renasant’s recent results may not be indicative of its future results.

Renasant does not expect to be able to sustain its historical rate of growth, and Renasant may not even be able to grow its business at all. Renasant’s recent and rapid growth, which was due in large part to Renasant’s acquisitions of Renasant Bancshares, Inc. and Heritage Financial Holding Corporation in 2004 and 2005, respectively, may distort some of its historical financial ratios and statistics. In the future, Renasant may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. In addition, Renasant has no current intentions regarding future acquisitions of financial institutions. Thus, Renasant’s future rate of growth is unlikely to reflect the rate of growth it has experienced since 2004. Various factors, such as economic conditions, regulatory and legislative considerations and competition, which are discussed in more detail above, may also impede or prohibit Renasant’s ability to expand its market presence. If Renasant experiences a significant decrease in its historical rate of growth, its results of operations and financial condition may be adversely affected.

Renasant may not be able to attract and retain skilled people.

Renasant’s success depends in part on its ability to retain key executives and to attract and retain additional qualified personnel who have experience both in sophisticated banking matters and in operating a bank of Renasant’s size. Competition for such personnel is intense in the banking industry, and Renasant may not be successful in attracting or retaining the personnel it requires. The unexpected loss of one or more of Renasant’s key personnel could have a material adverse effect on its business because of their skills, knowledge of its markets, years of industry experience and the difficulty of promptly finding qualified replacements. Renasant expects to effectively compete in this area by offering financial packages that are competitive within the industry.

Renasant is subject to environmental liability risk associated with lending activities.

A significant portion of Renasant’s loan portfolio is secured by real property. During the ordinary course of business, Renasant may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Renasant may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Renasant to incur substantial expenses and may materially reduce the affected property’s value or limit its ability to use or sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on Renasant’s financial condition and results of operations. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase Renasant’s exposure to environmental liability. Although management has policies and procedures to perform an environmental review before the loan is recorded and before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact Renasant’s business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on Renasant’s ability to conduct business. Such events could affect the stability of Renasant’s deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause Renasant to incur additional expenses. For example, during 2005, Hurricanes Katrina and Rita made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico. Although Renasant’s operations were not disrupted by these hurricanes or their aftermath, other severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on Renasant’s business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

Risks Related to the Merger and Renasant’s Common Stock

Shares eligible for future sale could have a dilutive effect.

Shares of Renasant’s common stock eligible for future sale, including those that may be issued in the acquisition of Capital and any offering of Renasant’s common stock for cash, could have a dilutive effect on the market for Renasant’s common stock and could adversely affect market prices.

As of May 15, 2007, there were 75,000,000 shares of Renasant’s common stock authorized, of which approximately 17,960,006 shares were outstanding, which includes the 2,400,000 shares of Renasant common stock sold in a public offering completed on May 11, 2007. The number of outstanding shares does not include any shares of Renasant common stock that may be issued and sold to the underwriters of the public offering who have an option, exercisable in their discretion within 30 days of the completion of Renasant’s public offering, to purchase up to 360,000 shares of Renasant common stock to cover over-allotments, if any. The number of outstanding shares also does not include 1,174,883 shares issuable under outstanding options and warrants to purchase Renasant’s common stock as of May 15, 2007. Renasant currently estimates that approximately 2.68 million shares will be issued in connection with the Capital acquisition, assuming no increase in the number of shares of Renasant common stock to be issued in the merger as a result of the decline in the price of Renasant common stock outside of the parameters described in the merger agreement after February 5, 2007, the date of the merger agreement.

Renasant’s stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Renasant’s stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in quarterly results of operations;

•	recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to Renasant;

•	news reports relating to trends, concerns and other issues in the banking and financial services industry;

•	perceptions in the marketplace regarding Renasant and/or its competitors;

•	new technology used, or services offered, by Renasant or its competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Renasant or its competitors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	changes in government regulations; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause Renasant’s stock price to decrease regardless of operating results.

The trading volume in Renasant’s common stock is less than that of other larger bank holding companies.

Although Renasant’s common stock is listed for trading on The NASDAQ Global Select Market, the average daily trading volume in Renasant’s common stock is low, generally less than that of many of its competitors and other larger bank holding companies. For the three months ended April 30, 2007, the average daily trading volume for Renasant common stock was approximately 30,300 shares per day. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Renasant’s common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Renasant has no control. Significant sales of Renasant’s common stock, or the expectation of these sales, could cause volatility in the price of its common stock.

Renasant’s ability to declare and pay dividends is limited by law, and Renasant may be unable to pay future dividends.

Renasant is a separate and distinct legal entity from Renasant Bank, and Renasant receives substantially all of its revenue from dividends from Renasant Bank. These dividends are the principal source of funds to pay dividends on Renasant’s common stock and interest and principal on debt. Various federal and/or state laws and regulations limit the amount of dividends that Renasant Bank may pay to Renasant. In the event Renasant Bank is unable to pay dividends to Renasant, Renasant may not be able to service debt, pay obligations or pay dividends on its common stock. The inability to receive dividends from Renasant Bank could have a material adverse effect on Renasant’s business, financial condition and results of operations.

Holders of Renasant’s junior subordinated debentures have rights that are senior to those of Renasant’s common stockholders.

Renasant has supported its continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. Also, in connection with the acquisition of Heritage Financial Holding Corporation, Renasant assumed junior subordinated debentures issued by Heritage. At March 31, 2007, Renasant had outstanding trust preferred securities and accompanying junior subordinated debentures totaling approximately $64.2 million. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by Renasant. Further, the junior subordinated debentures Renasant issued to the trusts are senior to its shares of common stock. As a result, Renasant must make payments on the junior subordinated debentures before any dividends can be paid on its common stock and, in the event of its bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on Renasant’s common stock. Renasant has the right to defer distributions on its junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on its common stock. If the merger is completed, Renasant will assume Capital’s outstanding junior subordinated debentures totaling approximately $12.4 million at March 31, 2007.

An investment in Renasant’s common stock is not an insured deposit.

Renasant’s common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in Renasant’s common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire Renasant’s common stock, you may lose some or all of your investment.

Renasant’s Articles of Incorporation and Bylaws, as well as certain banking laws, could decrease Renasant’s chances of being acquired even if Renasant’s acquisition is in its stockholders’ best interests.

Provisions of Renasant’s Articles of Incorporation and Bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire Renasant, even if doing so would be perceived to be beneficial to its stockholders. The combination of these provisions impedes a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of Renasant’s common stock.

Renasant’s issuance of preferred stock could adversely affect holders of its common stock and discourage a takeover.

Renasant’s board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any action on the part of its stockholders. Renasant’s board of directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over its common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that Renasant issues preferred stock in the future that has preference over its common stock with respect to payment of dividends or upon its liquidation, dissolution or winding up, or if Renasant issues preferred stock with voting rights that dilute the voting power of its common stock, the rights of the holders of Renasant’s common stock or the market price of its common stock could be adversely affected. In addition, the ability of Renasant’s board of directors to issue shares of preferred stock without any action on the part of its stockholders may impede a takeover of Renasant and prevent a transaction favorable to its stockholders.

You may receive a form of consideration different from the form of consideration you elect.

The consideration to be received by Capital stockholders in the merger is subject to the requirement that not less than 60% or more than 65% of the shares of Capital common stock be converted into the right to receive Renasant common stock and that not less than 35% or more than 40% of the shares of Capital common stock be converted into the right to receive cash. The merger agreement contains redesignation procedures to achieve this desired result. If you elect to receive all cash and the available cash is oversubscribed, then a portion of your merger consideration will be paid in Renasant common stock. If you elect to receive all stock and the available stock is oversubscribed, then a portion of the merger consideration you receive will be paid in cash. Therefore, you may not receive exactly the form of consideration that you elect.

Changes in Renasant’s stock price may affect the total value of the consideration you receive in the merger.

Upon the closing of the merger, each share of Capital common stock you own will automatically be converted into the right to receive either $38.00 in cash, 1.2306 shares of Renasant common stock (assuming no increase in the exchange ratio as a result of a decline in the price of Renasant common stock outside of the parameters described in the merger agreement after February 5, 2007, the date of the merger agreement), or a combination of both Renasant common stock and cash. Because the market price of Renasant common stock may fluctuate, you cannot be sure of the market value of the Renasant common stock that you elect to receive in the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Renasant’s businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Renasant’s control. In addition, there will be a time period between the completion of the merger and the time when Capital stockholders receiving stock consideration actually receive certificates evidencing Renasant common stock. Until stock certificates are received, Capital stockholders will not be able to sell their Renasant shares in the open market and, thus, will not be able to avoid losses resulting from any decline in the trading price of Renasant common stock during this period.

The interests of certain directors and executive officers of Capital may cause them to view the merger differently than you would.

You should be aware that the directors and some executive officers of Capital have interests in the merger that are different from, or in addition to, the interests of stockholders generally. Such other interests may cause some of these directors and executive officers to view the proposed transaction differently than you view it. For a discussion of these interests, see “The Merger—Interests of Certain Persons in the Merger.” Notwithstanding these additional or different interests, the directors of Capital believe that the merger is in the best interests of Capital and its stockholders.

Renasant may not be able to successfully integrate Capital or realize the anticipated benefits of the merger.

Renasant’s merger with Capital involves the combination of two bank holding companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on Renasant’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Renasant may not be able to combine the operations of Capital with its operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions of governmental actions affecting the financial industry generally may inhibit Renasant’s successful integration of Capital.

Further, Renasant entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company in the Nashville-Davidson-Murfreesboro, Tennessee Metropolitan Statistical Area, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Renasant integrates Capital in an efficient and effective manner, and general competitive factors in the marketplace. Renasant also believes that its ability to successfully integrate Capital with its operations will depend to a large degree upon its ability to retain Capital’s existing management personnel. Although Renasant has entered into or will enter into employment and noncompetition agreements with certain officers of Capital, there can be no assurance that these officers or key employees will not depart.

Renasant’s failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact its business, financial condition and operating results. In addition, the attention and effort devoted to the integration of Capital with Renasant’s existing operations may divert management’s attention from other important issues and could seriously harm its business. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

The fairness opinion obtained by Capital from its financial advisor will not reflect changes in circumstances prior to the merger.

Hovde Financial, LLC, the financial advisor to Capital, has delivered a “fairness opinion” to the board of directors of Capital. The opinion states that as of February 5, 2007, the total transaction consideration payable to the stockholders of Capital is fair from a financial point of view to the Capital stockholders. The opinion does not reflect changes that may occur or may have occurred after February 5, 2007, including changes to the operations and prospects of Capital or Renasant, changes in general market and economic conditions or other factors. Because Capital does not plan to ask Hovde Financial, LLC to update its opinion, the February 5, 2007 opinion may not accurately address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

If you receive Renasant common stock in the merger, you will experience a substantial reduction in percentage ownership and voting power with respect to your shares as a result of the merger.

Capital stockholders who receive Renasant common stock in the merger will experience a substantial reduction in their respective percentage ownership interests and effective voting power through their stock ownership in Renasant relative to their percentage ownership interest and effective voting power in Capital prior to the merger. If the merger is consummated and 60% of the merger consideration consists of Renasant common stock, current Capital stockholders will own approximately 13% of Renasant’s outstanding common stock, on a fully diluted basis, based on outstanding Renasant common stock as of May 14, 2007, the record date for the Capital special meeting of stockholders. Accordingly, even if such stockholders were to vote as a group, current Capital stockholders would be outvoted by other Renasant stockholders.

In the event that the merger is not completed on a timely basis, it could have a material adverse effect on both companies, including loss of key employees and significant customers.

The completion of the merger is subject to a number of important conditions, including stockholder approval, regulatory approval and other customary closing conditions. Also, while the merger is pending, competitors may attempt to solicit key employees as well as major customers of Capital Bank and Renasant Bank.

Possible Violation of the Securities Act of 1933

On April 20, 2007, Renasant sent an e-mail to the participants in its 401(k) plan to determine their level of interest in purchasing shares of Renasant common stock in the public offering of Renasant common stock that was completed on May 11, 2007. On May 4, 2007, Renasant sent a follow-up e-mail to those participants who had indicated an interest in purchasing shares of its common stock in the stock offering. Fifty-five of Renasant’s employees decided to purchase an aggregate of approximately 37,500 shares of common stock. The underwriters in the stock offering, however, advised Renasant that they would not accept from the 401(k) plan the offer to purchase approximately 37,500 shares of Renasant common stock.

The offer to the participants in Renasant’s 401(k) plan may have violated Section 5 of the Securities Act of 1933, as amended. In the event that the e-mails in fact violated Section 5, the participants would have a claim against Renasant for damages they incurred by virtue of such violation.

SELECTED HISTORICAL FINANCIAL DATA OF RENASANT

The following table sets forth selected historical financial data of Renasant for the periods indicated. The selected historical financial data of Renasant as of and for the years 2002, 2003, 2004, 2005 and 2006 are derived from its audited consolidated financial statements and should be read in conjunction with its audited consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this proxy statement/prospectus. Renasant’s consolidated financial statements for the years ended December 31, 2006 and 2005 were audited by HORNE LLP, independent registered public accounting firm. Renasant’s consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 were audited by Ernst & Young LLP, independent registered public accounting firm. The selected historical financial data of Renasant as of and for the three months ended March 31, 2007 and 2006 are derived from its consolidated financial statements and should be read in conjunction with its consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Renasant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007, which is incorporated by reference into this proxy statement/prospectus.

The financial information presented in the table below is not necessarily indicative of the financial condition, results of operations or cash flows of any other period.

RENASANT SELECTED CONSOLIDATED

HISTORICAL FINANCIAL DATA(1)

(Unaudited)

(In Thousands, except Share Data)

	Three Months Ended March 31,		At and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Summary of Operations:
Interest income	$41,710	$35,817	$154,293	$128,389	$77,024	$70,810	$78,418
Interest expense	21,049	15,309	70,230	47,963	21,796	21,777	26,525
Net interest income	20,661	20,508	84,063	80,426	55,228	49,033	51,893
Provision for loan losses	750	1,068	2,408	2,990	1,547	2,713	4,350
Net interest income after provision for loan losses	19,911	19,440	81,655	77,436	53,681	46,320	47,543
Noninterest income	12,677	11,433	45,943	40,216	32,287	31,893	27,973
Noninterest expense	22,501	21,891	89,006	83,940	60,709	53,193	51,027

Income before income taxes	10,087	8,982	38,592	33,712	25,259	25,020	24,489
Income taxes	3,125	2,481	11,467	9,503	6,816	6,839	6,819

Income before cumulative effect of accounting change	6,962	6,501	27,125	24,209	18,443	18,181	17,670
Cumulative effect of accounting change	—	—	—	—	—	—	(1,300)

Net income	6,962	6,501	$27,125	$24,209	$18,443	$18,181	$16,370

Per Share Data: (2)
Net income before cumulative effect of accounting change—basic	$0.45	$0.42	$1.75	$1.56	$1.43	$1.47	$1.40
Net income before cumulative effect of accounting change—diluted	0.44	0.41	1.71	1.54	1.42	1.46	1.39
Cumulative effect of accounting change	—	—	—	—	—	—	(0.10)
Net income—basic	0.45	0.42	1.75	1.56	1.43	1.47	1.30
Net income—diluted	0.44	0.41	1.71	1.54	1.42	1.46	1.29
Dividends	0.16	0.15	0.63	0.58	0.55	0.50	0.46
Book value	16.62	15.45	16.27	15.22	13.19	11.19	10.59
Tangible book value	10.33	9.02	9.94	8.70	9.48	10.72	10.08

RENASANT SELECTED CONSOLIDATED

HISTORICAL FINANCIAL DATA (continued)

	Three Months Ended March 31,		At and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Financial Condition Data:
Total assets	$2,754,930	$2,509,220	$2,611,356	$2,397,702	$1,707,545	$1,415,214	$1,344,512
Loans, net of unearned income (3)	1,889,799	1,664,479	1,826,762	1,646,223	1,141,480	862,652	859,684
Securities	462,588	429,169	428,065	399,034	371,581	414,270	344,781
Deposits	2,265,346	2,031,745	2,108,965	1,868,451	1,318,677	1,133,931	1,099,048
Borrowings	200,764	214,054	216,423	266,505	191,547	125,572	91,806
Shareholders’ equity	258,566	239,418	252,704	235,440	179,042	137,625	132,778
Tangible shareholders’ equity	160,664	139,843	154,408	134,608	128,618	131,755	126,415

Selected Performance Ratios:
Return on average assets	1.06%	1.07%	1.08%	1.03%	1.18%	1.33%	1.25%
Return on average equity	11.05%	11.00%	11.00%	10.29%	11.52%	13.41%	12.85%
Return on average tangible equity	18.57%	19.61%	19.10%	19.08%	14.50%	14.32%	13.88%
Dividend payout ratio	35.88%	36.59%	36.67%	37.66%	38.31%	34.25%	35.59%
Net interest margin (4)	3.67%	3.99%	3.93%	4.04%	4.14%	4.23%	4.66%
Efficiency ratio (5)	65.87%	66.83%	66.75%	67.70%	66.94%	63.01%	61.48%
Net overhead ratio (6)	1.51%	1.73%	1.72%	1.86%	1.81%	1.55%	1.76%

Asset Quality Ratios: (7)
Net loans charged-off to average loans	0.04%	0.23%	0.07%	0.20%	0.32%	0.20%	0.42%
Ratio of nonperforming assets to total assets	0.48%	0.32%	0.61%	0.44%	0.64%	0.64%	0.50%
Ratio of nonperforming loans to total loans	0.54%	0.24%	0.62%	0.38%	0.76%	0.85%	0.42%
Ratio of allowance for loan losses to nonperforming loans	195.33%	455.56%	173.05%	291.94%	166.11%	181.09%	338.22%
Ratio of allowance for loan losses to total loans	1.06%	1.11%	1.07%	1.12%	1.26%	1.53%	1.42%

Capital Ratios:
Tier 1 leverage ratio (8)	8.85%	8.72%	8.95%	8.73%	8.97%	10.85%	9.28%
Tier 1 risk-based capital	11.25%	11.62%	11.31%	11.31%	12.40%	16.21%	13.72%
Total risk-based capital	12.24%	12.67%	12.31%	12.35%	13.61%	17.46%	14.97%
Average equity to average assets	9.59%	9.76%	9.83%	10.00%	10.21%	9.89%	9.75%

Other Data:
Office locations (9)	60	58	60	58	48	39	40
Full-time equivalent employees	809	786	813	789	703	580	587

(1)	Selected historical financial data includes the effect of acquisitions from the date of each acquisition. Refer to Note T, “Mergers and Acquisitions”, in the Notes to the Consolidated Financial Statements in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this proxy statement/prospectus, for additional information about these acquisitions.
(2)	Amounts have been restated to reflect the effect of Renasant’s three-for-two stock split effected in the form of a share dividend on August 28, 2006 and the three-for-two stock split effected in the form of a share dividend on December 1, 2003.
(3)	Does not include loans held for sale.
(4)	Net interest margin is net interest income, on a fully taxable equivalent basis, divided by total average earning assets.

(5)	Efficiency ratio is noninterest expense divided by the sum of net interest income, on a fully taxable equivalent basis, and noninterest income.
(6)	Net overhead ratio is the difference between noninterest expense and noninterest income, divided by average assets.
(7)	Nonperforming loans include loans 90 or more days past due, nonaccrual loans and restructured loans.
(8)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
(9)	Includes banking (including loan production), financial services and mortgage offices.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in Renasant’s selected historical financial data is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity” and “return on average tangible equity.” Renasant’s management uses these non-GAAP measures in its analysis of its performance.

•

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as Renasant that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	Three Months Ended March 31,		At and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in thousands, except per share data)
Book value per common share	$16.62	$15.45	$16.27	$15.22	$13.19	$11.19	$10.59
Effect of intangible assets per share	(6.29)	(6.43)	(6.33)	(6.52)	(3.71)	(0.47)	(0.51)
Tangible book value per share	10.33	9.02	9.94	8.70	9.48	10.72	10.08

Shareholders’ equity	$258,566	239,418	$252,704	$235,440	$179,042	$137,625	$132,778
Intangible assets	(97,902)	(99,575)	(98,296)	(100,832)	(50,424)	(5,870)	(6,363)
Tangible shareholders’ equity	160,664	139,843	154,408	134,608	128,618	131,755	126,415

Return on average equity	11.05%	11.00%	11.00%	10.29%	11.52%	13.41%	12.85%
Effect of intangible assets	7.52%	8.61%	8.10%	8.79%	2.98%	0.91%	1.03%
Return on average tangible equity	18.57%	19.61%	19.10%	19.08%	14.50%	14.32%	13.88%

SELECTED HISTORICAL FINANCIAL DATA OF CAPITAL

The following table sets forth selected historical consolidated financial data of Capital for the periods indicated. The selected historical financial data of Capital as of and for the years 2002, 2003, 2004, 2005 and 2006 are derived from Capital’s audited consolidated financial statements and should be read in conjunction with its audited consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Capital’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, which is incorporated by reference in this proxy statement/prospectus. Capital’s consolidated financial statements for the year ended December 31, 2006 were audited by Porter Keadle Moore, LLP, independent registered public accounting firm. Capital’s consolidated financial statements for the years ending December 31, 2005, 2004, 2003 and 2002 were audited by Maggart & Associates, P.C., independent registered public accounting firm. The selected historical financial data of Capital as of and for the three months ended March 31, 2007 and 2006 are derived from its consolidated financial statements and should be read in conjunction with its consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Capital’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007, which is incorporated by reference into this proxy statement/prospectus. The financial information presented in the table below is not necessarily indicative of the financial condition, results of operations or cash flows of any other period.

CAPITAL SELECTED CONSOLIDATED

HISTORICAL FINANCIAL DATA

(Unaudited)

(In Thousands, Except Share Data)

	Three Months Ended March 31,		At and for the Years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Income Statement Data:
Interest income	$10,414	$8,316	$37,310	$26,728	$17,724	$15,029	$13,721
Interest expense	5,676	3,878	18,516	11,229	5,958	5,261	5,170
Provision for loan losses	263	428	1,328	1,665	1,514	1,090	1,090
Noninterest income	667	628	2,637	2,277	2,210	2,578	1,978
Noninterest expense	3,833	3,124	13,576	11,127	8,555	7,568	6,853
Income before income taxes	1,309	1,514	6,527	4,984	3,907	3,688	2,586
Income taxes	442	532	2,346	1,760	534	1,291	959
Net income	867	982	4,181	3,224	3,373	2,397	1,627

Per Share Common Data:
Net-income basic	$0.24	$0.28	$1.18	$0.93	$1.04	$0.77	$0.52
Net income—diluted	0.23	0.27	1.14	0.88	1.00	0.72	0.50
Book value at period end	10.02	8.71	9.75	8.22	7.45	6.62	5.95
Closing stock price at period end	33.00	19.15	25.00	19.00	20.60	10.13	9.19

Balance Sheet Data at Period End:
Loans, net of unearned income	$481,471	$403,587	$458,593	$385,098	$289,338	$214,334	$173,385
Securities	66,807	56,505	67,784	57,040	60,789	47,144	43,347
Assets	587,249	485,313	564,442	473,894	374,109	281,969	239,405
Deposits	475,716	388,182	464,952	378,670	280,027	224,230	189,895
Long term debt	64,607	61,315	56,984	54,493	41,536	24,507	25,787
Shareholders’ equity	36,148	29,794	34,969	28,612	25,788	20,843	18,632

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF RENASANT

The following unaudited pro forma condensed combined financial data (the “pro forma financial information”) set forth below gives effect to the following transactions as if they had occurred on January 1, 2006, in the case of the consolidated income statement data, and March 31 2007, in the case of consolidated balance sheet data:

•

The sale of 2.4 million shares of Renasant common stock in a public offering that Renasant completed on May 11, 2007, and Renasant’s receipt of approximately $50.5 million in net proceeds of the offering; and

•

The merger of Renasant and Capital, and the related issuance of approximately 2.683 million shares of Renasant common stock and payment of approximately $55 million in cash. The foregoing assumes that 60% of the merger consideration will be paid in stock and 40% will be paid in cash. The pro forma financial information shows the impact of the merger on the companies’ respective financial positions and results of operations under the purchase method of accounting with Renasant as the acquiror. Under this method of accounting, Renasant will record the assets and liabilities of Capital at their estimated fair values as of the date the merger is completed.

According to the terms of the merger agreement that was announced on February 5, 2007, each Capital stockholder can elect to receive one of the three following options: (1) $38.00 in cash for each share of Capital common stock (2) 1.2306 shares of Renasant common stock for each share of Capital common stock, or (3) a combination of 40% cash, in the amount listed above, and 60% common stock, at the exchange ratio listed above. The merger agreement imposes an overall limitation that the aggregate stock consideration be no more than 65% and no less than 60% of the total consideration received by Capital stockholders. As described earlier in this proxy statement/prospectus, in the event that both the market value of Renasant common stock and the value of the NASDAQ Bank Index decline by amounts specified in the merger agreement as of the date of determination, Capital may terminate the merger agreement, provided, however, that Renasant may adjust the exchange ratio used in the merger agreement to account for the decline in the value of its stock price and proceed with the merger.

The pro forma financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes of Renasant and Capital incorporated by reference herein. The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions above had occurred on the dates indicated, nor is it indicative of Renasant’s future operating results or Renasant’s financial position. The pro forma adjustments are based on the information and assumptions available at the date of this proxy statement/prospectus. This pro forma financial information does not include any cost savings or revenue enhancements that may be achieved or realized as a result of the acquisition of Capital. In addition, as explained in more detail in the accompanying notes to the pro forma financial information, the allocation of the purchase price for the Capital acquisition that is reflected in the pro forma financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon completion of the Capital acquisition.

	As of the Three Months Ended March 31, 2007
	Renasant	Equity Adjustments (1)		Capital	Capital Adjustments		Combined
	(Dollars in thousands)
Consolidated Balance Sheet Data:
Cash and due from banks	$155,175	$50,494		$7,696	$(58,465	)(2)	$154,900
Investment securities	462,588	—		66,807	—		529,395
Mortgage loans held for sale	29,098	—		1,648	—		30,746
Loans, net of unearned income	1,889,799	—		487,237	(2,555	)(3)	2,374,481
Allowance for loan losses	(20,082)	—		(5,766)	—		(25,848)

Net loans	1,869,717	—		481,471	(2,555)		2,348,633
Premises and equipment	42,662	—		5,823	1,000	(4)	49,485
Intangibles	97,902	—		—	100,703	(5)	198,605
Other assets	97,788	—		23,804	(1,956	)(6)	119,636

Total assets	$2,754,930	$50,494		$587,249	$38,727		$3,431,400

Deposits	$2,265,346	$—		$475,716	$(185	)(7)	$2,740,877
Borrowings	200,764	—		64,607	(746	)(8)	264,625
Other liabilities	30,254	—		10,778	—		41,032

Total liabilities	2,496,364	—		551,101	(931)		3,046,534
Shareholders’ equity	258,566	50,494		36,148	39,658	(9)	384,866

Total liabilities and shareholders’ equity	$2,754,930	$50,494		$587,249	$38,727		$3,431,400

	For the Three Months Ended March 31, 2007
	Renasant	Equity Adjustments (1)		Capital	Capital Adjustments		Combined
	(Dollars in thousands, except per share data)
Consolidated Income Statement Data:
Interest income	$41,710	—		$10,414	$319	(3)	$52,443
Interest expense	21,049	—		5,676	94	(7)(8)	26,819

Net interest income	20,661	—		4,738	225		25,624
Provision for loan losses	750	—		263	—		1,013

Net interest income after provision for loan losses	19,911	—		4,475	225		24,611
Noninterest income	12,677	—		667	—		13,344
Noninterest expense	22,501	—		3,833	207	(4)(5)	26,541
Income taxes	3,125	—		442	7	(10)	3,574

Net income	$6,962	$—		$867	$11		$7,840

Per Common Share:
Book value per share at period end	$16.62	$2.81		$10.02	$1.92		$18.64
Basic earnings per share	0.45	—		0.24	0.00		0.38
Diluted earnings per share	0.44	—		0.23	0.00		0.37
Average shares outstanding—basic	15,554,515	2,400,000	(11)	3,629,169	2,683,185	(12)	20,637,700
Average shares outstanding—diluted	15,865,906	2,400,000	(11)	3,754,644	2,832,402	(12)	21,098,308

	For the Year Ended December 31, 2006
	Renasant	Equity Adjustments (1)		Capital	Capital Adjustments		Combined
	(Dollars in thousands, except per share data)
Consolidated Income Statement Data:
Interest income	$154,293	$—		$37,310	$1,278	(3)	$192,881
Interest expense	70,230	—		18,516	374	(7)(8)	89,120

Net interest income	84,063	—		18,794	904		103,761
Provision for loan losses	2,408	—		1,328	—		3,736

Net interest income after provision for loan losses	81,655	—		17,466	904		100,025
Noninterest income	45,943	—		2,637	—		48,580
Noninterest expense	89,006	—		13,576	936	(4)(5)	103,518
Income taxes	11,467	—		2,346	(12	)(10)	13,801

Net income	$27,125	$—		$4,181	$(20)		$31,286

Per Common Share:
Book value per share at year end	$16.27	$2.82		$9.75	$1.92		$18.32
Basic earnings per share	1.75	—		1.18	(0.01)		1.52
Diluted earnings per share	1.71	—		1.14	(0.01)		1.48
Average shares outstanding—basic	15,515,223	2,400,000	(11)	3,537,936	2,683,185	(12)	20,598,408
Average shares outstanding—diluted	15,853,014	2,400,000	(11)	3,655,102	2,832,402	(12)	21,085,416

*	In the adjustment columns, bracketed items ( ) represent credits, non bracketed items represent debits.

Note 1—Basis of Pro Forma Presentation

The pro forma financial information related to the merger and equity offering is included as of and for the period ended March 31, 2007 and for the year ended December 31, 2006. The pro forma adjustments assume that 60% of the merger consideration will be paid in Renasant common stock and 40% in cash. The estimated purchase price of $134.3 million, which includes the value of assumed stock options and estimated transaction costs, is based on a per share price for Renasant common stock of $26.59, the average price of Renasant’s common stock as quoted on The NASDAQ Global Select Market over a five-day period beginning on February 2, 2007.

The pro forma adjustments included herein also reflect the sale of 2.4 million shares of Renasant’s common stock in its public offering completed on May 11, 2007 and the receipt of approximately $50.5 million in net proceeds. Renasant expects to use the net proceeds from this sale of its common stock, together with cash on hand, if necessary, to pay the cash portion of the merger consideration to Capital stockholders in the merger.

The merger will be accounted for using the purchase method of accounting and, accordingly, the pro forma financial information includes estimated adjustments to record the assets and liabilities of Capital at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Capital’s tangible, and identifiable intangible, assets and liabilities as of the completion date. Therefore, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets of Capital as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization or accretion of the adjusted assets or liabilities.

The pro forma financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

The following table summarizes the allocation of purchase price to assets and liabilities acquired based on their fair values on March 31, 2007:

Allocation of Purchase Price (dollar amounts in thousands, except per share data)

Purchase Price:
Capital shares be settled in Renasant stock (assuming 60%)*	2,180,388
Exchange factor	1.2306

Renasant shares to be issued	2,683,185
Purchase price per Renasant common share	$26.59

Value of Renasant shares issued		$71,346
Capital shares to settled in cash (assuming 40%)*	1,453,592
Cash price for Capital shares	$38.00

Cash paid for Capital shares		55,236

Fair value of Capital options assumed		4,460
Transaction costs		3,229

Total Purchase Price		$134,271

Net Assets Acquired:
Capital’s stockholders’ equity	$36,148

Adjustments to reflect fair value of assets and liabilities acquired:
Loans, net of unearned income	(2,555)
Premises and equipment	1,000
Core deposits intangible	4,739
Non-compete agreements	1,000
Deposits	185
Borrowings	746
Deferred income taxes	(1,956)	39,307

Goodwill resulting from merger		$94,964

*	Assumes 3,633,980 shares outstanding

Note 2—Pro Forma Adjustments

The pro forma financial information for the merger and equity offering includes the pro forma condensed combined balance sheet as of March 31, 2007 assuming that both the merger with Capital and Renasant’s public offering of its common stock were completed on March 31, 2007. The pro forma income statements for the three months ended March 31, 2007 and the year ended December 31, 2006 were prepared assuming the merger with Capital and Renasant’s public offering were completed on January 1, 2006.

The pro forma financial information reflects the issuance of approximately 2.683 million shares of Renasant’s common stock with an aggregate value of $71.3 million and the conversion of approximately 233,000 Capital stock options with a fair value of approximately $4.5 million. The aggregate value of the common stock is calculated using the average price of Renasant’s common stock as quoted on The NASDAQ Global Select Market over a five day period beginning on February 2, 2007.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2007 and the pro forma condensed combined statements of income for the three months ended March 31, 2007 and the year ended December 31, 2006 are as follows:

(1)	Equity Adjustment—Adjustment to reflect the net proceeds of approximately $50.5 million from the sale of 2.4 million shares of Renasant common stock in a public offering, after deducting underwriting discounts and other estimated offering expenses (excluding any proceeds from the exercise of the underwriters’ overallotment option, if exercised, to purchase 360,000 additional shares of Renasant common stock).

(2)	Capital Adjustment—Adjustment to reflect the payment of the cash portion of the merger consideration to Capital stockholders. Also reflects the payment of approximately $3.229 million of anticipated merger related expenses. Anticipated merger related expenses consist of investment banking fees, legal fees, accounting fees, registration fees, employment contracts, printing costs, etc.

(3)	Capital Adjustment—Adjustment to fair-value the loan and lease portfolio. The adjustment will be recognized over the estimated remaining life of the loan and lease portfolio. The impact of the adjustment was to increase interest income by approximately $319 thousand and $1.278 million for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.

(4)	Capital Adjustment—Adjustment to fair-value the premises and equipment. The adjustment will be recognized over the life of the premises and equipment. The impact of the adjustment was to increase noninterest expense by approximately $6 thousand and $25 thousand for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.

(5)	Capital Adjustment—Adjustments to record goodwill and amortizable intangible assets of core deposit intangible and employment agreements created as a result of the merger. Adjustment reflects approximately $94.964 million in goodwill which does not have an impact on the pro forma condensed combined statement of income. The core deposit intangible of $4.739 million is recognized over an estimated useful life of 10 years on a 150% declining balance basis. The value of employment agreements of $1 million is recognized straight-line over an estimated useful life of 5 years. The amortization expense associated with the core deposit intangible and employment agreements increased noninterest expense $151 thousand and $50 thousand respectively, for the three months ended March 31, 2007. The amortization expense associated with the core deposit intangible and employment agreements increased noninterest expense $711 thousand and $200 thousand respectively, for the year ended December 31, 2006.

(6)	Capital Adjustment—Adjustment to reflect the deferred taxes associated with the adjustments to record the assets and liabilities of Capital at fair value using Renasant’s statutory tax rate of 38.25%.

(7)	Capital Adjustment—Adjustment to fair-value the fixed rate deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized over the estimated remaining term of the related deposit liability. The impact of the adjustment was to increase interest expense by approximately $28 thousand and $111 thousand for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.

(8)	Capital Adjustment—Adjustment to fair-value the outstanding long-term debt instruments. The adjustment will be recognized over the remaining life of the long-term-debt instruments. The impact of the adjustment was to increase interest expense by approximately $66 thousand and $263 thousand for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.

(9)	Capital Adjustment—Adjustment to eliminate Capital’s historical stockholders’ equity and additionally to reflect the issuance of Renasant common stock to Capital stockholders and the conversion of Capital stock options into Renasant stock options.

(10)	Capital Adjustment—Adjustment to reflect the tax effect of the purchase accounting adjustments using Renasant’s statutory tax rate of 38.25%.

(11)	Equity Adjustment—Adjustment to reflect the issuance of 2.4 million shares of Renasant common stock in a public offering.

(12)	Capital Adjustment—Adjustment to reflect the number of Renasant’s common shares issued, including the incremental number of shares issued for Capital’s options using the Treasury Stock Method, using the exchange ratio of 1.2306 shares of Renasant’s common stock for each share of Capital common stock.

COMPARATIVE PER SHARE DATA

The following table sets forth for Renasant common stock and Capital common stock historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information includes Renasant’s recent sale of 2.4 million shares of Renasant common stock in a public offering completed on May 11, 2007. With respect to book value information, the pro forma and pro forma-equivalent per share information gives effect to the merger of Capital into Renasant as if the merger had been effective as of March 31, 2007. With respect to net income per share data, the pro forma and pro forma-equivalent per share information gives effect to the merger of Capital into Renasant as if merger had been effective as of January 1, 2006. The pro forma data in the tables assume that the mergers are accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined company’s results of operations. See “The Merger—Accounting Treatment” on page 59 of this proxy statement/prospectus. The pro forma financial adjustments record the assets and liabilities of Capital at its estimated fair value and are subject to adjustment as additional information becomes available and as additional analyses are performed. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Renasant and Capital. See “Where You Can Find More Information” on page 97 of this proxy statement/prospectus in order to obtain copies of such historical financial statements.

The unaudited comparative per share data is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered. Accordingly, the unaudited comparative per share data does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period.

Capital has not historically paid cash dividends on its common stock.

	December 31, 2006 (12 months)			March 31, 2007 (3 Months)
	Income*	Book Value**	Cash Dividends	Income*	Book Value**	Cash Dividends
Renasant Historical	$1.71	$16.27	$0.63	$0.44	$16.62	$0.16
Capital Historical	1.14	9.75	-0-	0.23	10.02	-0-
Pro Forma Combined	1.48	18.32	0.63	0.37	18.64	0.16
Per Equivalent Capital Share***	1.82	22.54	0.77	0.45	22.94	0.20

*	Income per share is calculated on diluted shares.
**	Book Value per share is calculated on the number of shares outstanding as of the end of the period.
***	Per Equivalent Capital Share is pro forma combined multiplied by the exchange factor of 1.2306.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Renasant common stock trades on The NASDAQ Global Select Market under the symbol “RNST”, and Capital common stock trades on the over the counter electronic bulletin board under the symbol “CPBB.OB”. The following table presents the closing prices of Renasant common stock and Capital common stock on February 2, 2007, the last trading day before the announcement of the merger, and on May 11, 2007, the last practicable date prior to mailing this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Capital common stock on those dates calculated by multiplying the closing price of Renasant common stock on those dates by 1.2306, representing the number of shares of Renasant common stock that Capital stockholders electing to receive Renasant common stock would receive in the merger for each share of Capital common stock.

Date	Renasant Closing Price	Capital Closing Price	Equivalent Per Share Value
February 2, 2007	$27.92	$25.75	$34.36
May 11, 2007	$22.85	$32.50	$28.12

The market price of shares of Renasant common stock is subject to fluctuation. As a result, Capital stockholders are urged to obtain current market quotations for Renasant common stock.

THE SPECIAL MEETING

Purpose, Time and Place

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Capital board of directors from holders of Capital common stock, the only class of Capital stock outstanding, for use at the special meeting to be held at the University Club of Nashville, 2402 Garland Avenue, Nashville, Tennessee, on Wednesday, June 27, 2007, at 3:00 p.m. local time and at any adjournments or postponements of the special meeting. This proxy statement/prospectus and the form of election are first being distributed to Capital stockholders on or about May 24, 2007.

At the special meeting, holders of Capital common stock will be asked to consider and vote upon:

•	a proposal to adopt and approve the merger agreement and the merger;

•	such other matters as may properly come before the meeting.

Record Date; Voting Power

The Capital board of directors has fixed the close of business on May 14, 2007 as the record date for determining the holders of Capital common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Capital common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

On the record date, 3,671,179 shares of Capital common stock were issued and outstanding and entitled to vote at the special meeting. Each share of Capital common stock is entitled to one vote on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.

Quorum

The presence at the special meeting, either in person or by proxy, of the holders of a majority of the outstanding Capital common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting. However, if a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies.

Votes Required

Approval of the proposal to adopt and approve the merger agreement and the merger will require the affirmative vote of a majority of the outstanding shares of Capital common stock. Under applicable Tennessee law, in determining whether the proposal to adopt and approve the merger agreement and the merger has received the requisite number of affirmative votes, abstentions and failures to vote will have the same effect as a vote against the proposal.

Capital stockholders may not cumulate votes on the proposal to adopt and approve the merger agreement and the merger.

Share Ownership of Management and Certain Stockholders

As of the record date, directors and executive officers of Capital and Capital Bank and their affiliates may be deemed to be the beneficial owners of approximately 1,047,413 outstanding shares of Capital common stock. The directors and executive officers of Capital and Capital Bank are parties to agreements with Renasant whereby they agreed, in their capacity as stockholders of Capital, to vote their shares for adoption and approval of the merger agreement and the merger. Renasant and Capital have been informed that approximately 28.53% of the outstanding shares of Capital common stock owned by the directors and executive officers of Capital and Capital Bank and their respective affiliates will be voted in favor of the approval and adoption of the merger agreement and the merger.

Voting of Proxies

Shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted FOR adoption and approval of the merger agreement and the merger. If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matter, including without limitation, any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the special meeting. Please note, however, that a proxy that has been designated to vote against the adoption and approval of the merger agreement and the merger will not be voted, either directly or through a separate proposal, to adjourn the meeting to solicit additional votes. It is not expected that any matter other than as described in this proxy statement/prospectus will be brought before the special meeting.

If a stockholder holds shares of Capital in a broker’s name (sometimes called “street name” or “nominee name”), then the stockholder must provide voting instructions to the broker. If the stockholder does not provide instructions to the broker, the shares will not be voted on any matter on which the broker does not have discretionary authority to vote, which includes the vote on the merger. A vote that is not cast for this reason is called a “broker non-vote.” Broker non-votes will be treated as shares present for the purpose of determining whether a quorum is present at the meeting. For purposes of the vote on the merger agreement, a broker non-vote is the same as a vote AGAINST the merger agreement. For purposes of the vote on other matters properly brought at the special meeting, broker non-votes will not be counted as a vote FOR or AGAINST such matter or as an abstention on such matter.

Revocability of Proxies

The grant of a proxy on the enclosed proxy card does not preclude a stockholder from voting in person at the special meeting. You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	delivering, prior to the special meeting, a written notice of revocation bearing a later date or time than the proxy to the Secretary of Capital at 1808 West End Avenue, Nashville, Tennessee 37203;

•	submitting another proxy by mail that is later dated and properly signed; or

•	if you are the record owner of shares of Capital common stock, attending the special meeting and voting such shares in person.

If your shares are held in the name of a broker, bank, trustee or other nominee, you should contact such person to change your vote. Attendance at the special meeting will not by itself constitute revocation of a proxy. If an adjournment or postponement occurs, it will have no effect on the ability of stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

Solicitation of Proxies

Capital generally will bear the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of Capital and its subsidiaries may solicit proxies from stockholders by telephone, facsimile or in person. These individuals will receive no additional compensation for any solicitation undertaken with respect to proxies for the special meeting. We have also retained InvestorCom, Inc. to assist in the solicitation of proxies. Capital estimates that InvestorCom’s fees will not exceed $10,000, plus out-of-pocket costs and expenses.

Directors and Officers of Surviving Corporation

If you approve the merger, which is described below, Capital will merge into Renasant, which will be the surviving corporation. The directors and officers of Renasant in office immediately prior to the closing date of the merger will remain in office after the closing date of the merger, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of Renasant. In addition, effective immediately after the closing of the merger:

•	Renasant has agreed to appoint Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling to its board of directors and the board of directors of Renasant Bank;

•	R. Rick Hart will manage our operations in our middle Tennessee market as an Executive Vice President of Renasant and President of the Tennessee Division of Renasant Bank; and

•	John W. Gregory, Jr. will serve as Executive Vice President of Renasant Bank.

Information with respect to the directors and officers of Renasant, and their duties, compensation and transactions, if any, with Renasant can be found under the headings “Directors and Executive Officers and Corporate Governance,” “Executive Compensation” and “Certain Relationships and Related Transactions and Director Independence” in the Company’s most recent annual report on Form 10-K, dated March 7, 2007 and filed with the Securities and Exchange Commission. Such annual report is incorporated by reference into this proxy statement/prospectus.

Information with respect to R. Rick Hart, John W. Gregory, Jr., Albert J. Dale, III and Michael D. Shmerling, their respective ownership of Capital common stock, and their duties, compensation and transactions, if any, with Capital can be found under the headings “Directors and Executive Officers of the Registrant”; “Executive Compensation”; “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”; and “Certain Relationships and Related Transactions” in Capital’s most recent annual report on Form 10-K, dated March 8, 2007, as amended by amendment number one to Form 10-K dated March 9, 2007, as further amended by amendment number two to Form 10-K dated April 30, 2007 and filed with the Securities and Exchange Commission. Such annual report is incorporated by reference into this proxy statement/prospectus.

THE MERGER

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement and the related articles of merger, copies of which accompany this proxy statement/prospectus as Annex A-1 and A-2, respectively, and are incorporated into this proxy statement/prospectus by reference. References in this discussion and elsewhere in this proxy statement/prospectus to the “merger” are to the merger of Capital with and into Renasant, unless the context clearly indicates otherwise.

General

On February 5, 2007, the Capital board of directors unanimously approved the merger agreement and the merger. If all of the conditions set forth in the merger agreement are satisfied or waived (to the extent permitted by law) and if the merger is otherwise completed, Capital will merge with and into Renasant, and Renasant will be the surviving corporation and will continue its corporate existence under Mississippi law. Immediately after the merger of Capital with and into Renasant, Capital Bank will merge with and into Renasant Bank, and Renasant Bank will be the surviving corporation and will continue its existence under Mississippi law.

Upon consummation of the merger, all shares of Capital common stock outstanding immediately before the closing date of the merger (except as provided below) will, by virtue of the merger and without any action on the part of any stockholder, and subject to the election, redesignation procedures and adjustment procedures described below, be converted into the right to receive (1) $38.00 in cash, without interest, for each share of Capital common stock or (2) 1.2306 shares of Renasant common stock, plus cash in lieu of any fractional share interest, for each share of Capital common stock.

Capital stockholders will have the opportunity to elect the form of consideration to be received for all shares of Capital common stock held by them, subject to redesignation procedures set forth in the merger agreement. The redesignation procedures are intended to ensure that not less than 60% or more than 65% of the outstanding shares of Capital common stock in the aggregate will be converted into the right to receive Renasant common stock and that not less than 35% or more than 40% of the outstanding shares of Capital common stock in the aggregate will be converted into the right to receive cash. The redesignation procedures are described in more detail below. Shares of Capital common stock held by Renasant or Capital or their subsidiaries, other than in a fiduciary capacity, or by Capital stockholders who have elected to exercise and have maintained dissenters’ rights, will not be converted into the right to receive the merger consideration upon completion of the merger.

Background of the Merger

In early October 2005, representatives of Hovde Financial, LLC (“Hovde Financial”), an investment banking firm, met with Renasant executives to discuss recent merger and acquisition activity and Renasant’s interest in acquiring an institution in the Nashville, Tennessee market. Also in early October 2005, R. Rick Hart, Capital’s Chairman, Chief Executive Officer and President, and John W. Gregory, Jr., Capital’s Chief Operating Officer and Secretary, met with representatives of Hovde Financial for an update on relevant market developments and merger and acquisition transactions. At this meeting, Hovde Financial recommended that Capital consider strategic planning options to maximize stockholder value.

In the first quarter of 2006, representatives of Hovde Financial presented an analysis of Capital’s available strategic alternatives to Capital’s board of directors as described in “Capital’s Reasons for the Merger—Alternatives” below. After the presentation, representatives of Hovde Financial arranged an introductory visit between E. Robinson McGraw, Renasant’s Chief Executive Officer, and Messrs. Hart and Gregory. In March 2006, Mr. McGraw traveled to Nashville, Tennessee, where he met Messrs. Hart and Gregory, learned generally about Capital’s operations and expressed Renasant’s interest in purchasing loan participations from Capital. At approximately the same time, representatives of Hovde Financial met with another potential acquirer to determine its level of interest in a possible acquisition of Capital.

In early May 2006, Mr. McGraw and Harold Livingston, Renasant’s Chief Credit Officer, traveled to Nashville, Tennessee and met with Messrs. Hart and Gregory for further discussions regarding Renasant’s purchase of loan participations from Capital and Capital’s operations. Subsequent to this meeting, Hovde Financial presented a preliminary term sheet to both Renasant and the other potential acquirer. While Renasant indicated interest in pursuing discussions with Capital, the other potential acquirer indicated that it would not be able to pursue negotiations on the proposed terms.

In August 2006, Messrs. Hart and Gregory traveled to Tupelo, Mississippi to visit Renasant and learn more about its operations. In early September 2006, Messrs. Hart, Gregory and McGraw commenced discussions regarding the terms of a potential merger of Renasant and Capital, and Hovde Financial presented an update of its strategic analysis to Messrs. Hart and Gregory. On September 16, 2006, Messrs. Hart, Gregory, McGraw and Stuart Johnson, Renasant’s Chief Financial Officer, met briefly while attending an investor conference in New York City and continued their discussions.

From October through early December 2006, Messrs. Hart and Gregory and representatives of Hovde Financial engaged in detailed discussions on Capital’s behalf with Messrs. McGraw and Johnson regarding specific merger terms, social issues, tax implications, employment agreement terms for Messrs. Hart and Gregory, financial impact, modeling analysis, and deal structure. On December 11, 2006, after negotiations with Messrs. McGraw and Johnson and Renasant’s financial advisor, Keefe Bruyette & Woods (“KBW”), regarding pricing issues, Hovde Financial received a verbal preliminary indication as to the proposed per share transaction value from Renasant. On December 19, 2006, representatives of Hovde Financial met with Messrs. Hart and Gregory to discuss Renasant’s preliminary verbal indication, its potential ability to pay, modeling analysis, transaction structure, and additional terms of the merger.

On December 20, 2006, Mr. Hart informed Hovde Financial that the preliminary price proposed by Renasant was not acceptable, and Hovde Financial subsequently advised KBW and Renasant accordingly. On December 21, 2006, Messrs. Hart and McGraw met in Lexington, Tennessee, and following further negotiations agreed upon the price, cash/stock mix, price protections and other business terms of the prospective merger as set forth in the merger agreement and described in this proxy statement, subject in each case to approval by their respective boards of directors and, to the extent applicable, stockholders.

On January 3, 2007, the Capital board of directors met with counsel to discuss the proposed terms of the merger, the legal implications of the proposed transaction, and the obligations of directors when considering a merger. The board also met with representatives of Hovde Financial to discuss the financial terms and impact of the proposed transaction. Following this discussion, the board authorized management to proceed with due diligence and the negotiation and preparation of a definitive merger agreement with Renasant.

Between January 12, 2007 and January 31, 2007, Renasant and Capital both conducted on-site due diligence. They also negotiated, with the assistance of counsel and their respective financial advisors, the terms of the merger agreement. Messrs. Hart and Gregory also negotiated, with counsel’s assistance, the terms of their proposed employment agreements with Renasant.

On February 1, 2007, KBW representatives made a presentation to Renasant’s board of directors at which they discussed, among other things, the fairness, from a financial point of view, to Renasant of the merger consideration to be paid to Capital stockholders. Following this presentation and further discussion, Renasant’s board of directors unanimously approved the proposed merger and merger agreement and authorized management to finalize and execute and deliver the merger agreement and all related documents on behalf of Renasant.

On the morning of February 5, 2007, the Capital board of directors met with counsel and representatives of Hovde Financial. Counsel reviewed the board’s fiduciary duties regarding this consideration of the merger and summarized the provisions of the merger agreement. Following the board’s discussion of the terms of the merger and the directors’ obligations relating to the transaction, the Hovde Financial representatives presented Hovde Financial’s verbal and written opinions that as of that date, the total transaction consideration to be issued in the proposed merger was fair, from a financial point of view, to Capital’s stockholders. Following this presentation and further discussion, the board voted unanimously to approve the proposed merger and merger agreement and authorized management to execute and deliver the merger agreement and all related documents on behalf of Capital.

After the market closed on February 5, 2007, Renasant and Capital executed the merger agreement and issued a joint press release announcing the proposed merger.

Capital’s Reasons for the Merger

In reaching its determination that the merger and the merger agreement are fair to, and in the best interest of, Capital and its stockholders, Capital’s board of directors consulted with its financial advisor and counsel, as well as with Capital’s management, and considered a number of factors, including, without limitation, the following:

•

Merger Consideration—the value of the consideration to be received by Capital’s stockholders relative to the book value and earnings per share of Capital common stock and the price protection afforded to Capital’s stockholders in the event of a significant decrease in the market price of the Renasant common stock.

•	Market Prices—the historic and current market prices and trading volumes of Capital’s and Renasant’s common stock.

•	Information Regarding Renasant—information concerning Renasant’s financial condition, results of operations, dividend history and business prospects.

•

Terms of Comparable Transactions—the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected comparable combinations with the terms of the proposed merger with Renasant.

•	Liquidity—the merger will enable Capital’s stockholders to exchange their relatively illiquid shares of Capital’s common stock for shares that are more widely held and actively traded.

•	Tax Considerations—the acquisition of Renasant common stock will be tax-free to Capital’s stockholders, except to the extent of any cash received.

•	Effect on Employees—the anticipated impact of the proposed merger on Capital’s employees and Renasant’s willingness and ability to retain key Capital management personnel after the merger.

•

Opinion of Financial Advisor—the opinion of Hovde Financial that based on the assumptions and qualifications stated in its opinion letter dated February 5, 2007, a copy of which is attached to this proxy statement/prospectus as Annex B, the total transaction consideration to be received by Capital’s stockholders in the merger is fair from a financial point of view.

•

Integration Issues—Renasant’s success in integrating prior acquisitions, the likelihood of a successful integration of Capital’s business, operations and employees with those of Renasant’s and the successful operation of the combined company despite the challenges of such integration, together with the belief that customer disruption in the transition phase would not be significant based on the complementary nature of the markets, lines of business, customer bases, and management and customer service styles of the two companies.

•	Regulatory Approval—the likelihood of the proposed merger being approved by applicable regulatory authorities without undue conditions or delay.

•	Product and Services—the enhanced array of products and services and higher lending limit that would be available to Capital’s customers as a result of its combination with a larger institution.

•	Competition—the increasingly competitive market for financial institutions in Capital’s market area.

•

Alternatives—the alternatives to the merger represented by Capital’s existing strategic plan and the timing and likelihood of success in trying to achieve such plan. Specifically, if the merger opportunity had not been presented, Capital would have continued to grow organically in existing markets or possibly by acquisition of other institutions in attractive new or existing markets. These alternatives would require significant capital, however, and would present a more gradual geographic and product line expansion than is presented by the proposed merger. Additionally, as a stand-alone entity, Capital would face increased regulatory compliance costs beginning in 2007 as a result of the testing, attestation regarding its internal controls under Section 404 of the Sarbanes-Oxley Act, as well as other ongoing regulatory compliance activities.

In the course of its deliberations regarding the merger, Capital’s board also considered the following information, which the board determined did not outweigh the benefits to Capital and its stockholders expected to be generated by the merger:

•

Value of the Stock Consideration Unknown Prior to Closing—because the exchange ratio is fixed and the market price of Renasant’s common stock will fluctuate until the closing of the merger, Capital’s stockholders cannot be sure of the exact value of the stock consideration, if any, that they will receive in the merger for their shares of Capital common stock.

•

Business Interruption—the possible disruption to Capital’s business that may result between the announcement and closing of the merger and the resulting distraction of management’s attention from day-to-day operations.

•

Integration Issues—the difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the merger may not be fully realized.

•

Operational Restrictions—the restrictions contained in the merger agreement on the operation of Capital’s business during the period between the signing of the merger agreement and the closing of the merger. See “The Merger Agreement—Covenants and Agreements.”

•

Termination, No-Approval and Break-Up Fees—in certain circumstances where the merger agreement is terminated following Capital’s receipt of a superior acquisition proposal prior to the consummation of the merger, Capital may be required to pay a break-up fee of $5,000,000. See “The Merger Agreement—Termination Fee.”

•

Risk of Termination—the possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the merger agreement on, among other things, the market price of the Capital common stock and Capital’s operating results, particularly in light of the costs incurred in connection with the transaction.

•

Payments to Management—(1) the $775,281 and $516,817 payments that Messrs. Hart and Gregory will receive, respectively, under the terms of their termination and release agreements upon consummation of the merger and (2) the $725,600 and $499,454 payments that Messrs. Hart and Gregory will receive, respectively, a portion of which is in consideration for the noncompetition and nonsolicitation provisions imposed under their respective employment agreements and a portion of which is additional consideration for services to be rendered over the term of their respective employment agreements.

•	Other Matters—other matters described in the sections entitled “Risk Factors” and “The Merger—Interests of Certain Persons in the Merger.”

The foregoing discussion of the information considered by Capital’s board of directors is not intended to be exhaustive, but includes all of the material factors considered by the board. In reaching its determination to approve and recommend the merger, the board did not assign any relative or specific weights to the factors considered in reaching that determination and individual directors may have given differing weights to different factors. Given the above, the board determined that the merger agreement is in the best interests of Capital and its stockholders and unanimously approved the merger.

FOR THE REASONS SET FORTH ABOVE, THE CAPITAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CAPITAL STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, THE RELATED ARTICLES OF MERGER AND THE MERGER.

Renasant’s Reasons for the Merger

On February 1, 2007, Renasant’s board of directors approved the merger agreement, the merger and the other transactions contemplated by those agreements. In connection with its approval of the merger, Renasant’s board of directors recognized that:

•	the merger will expand Renasant’s business into the demographically attractive markets of the Nashville–Davidson–Murfreesboro, Tennessee Metropolitan Statistical Area;

•	the merger will increase Renasant’s core deposit base, an important funding source;

•	the merger will provide Renasant with an experienced management team and quality bank branches in Tennessee;

•	the merger will provide Renasant with the opportunity to sell Renasant’s broad array of products to Capital’s client base; and

•	the merger is expected to be accretive to Renasant’s earnings per share within 24 months following the completion of the merger.

The Renasant board of directors also considered the following risks associated with the merger in connection with its deliberations of the proposed transaction:

•	the challenges of integrating Capital’s businesses, operations and workforce with those of Renasant;

•

the increased exposure to the highly-competitive Nashville-Davidson-Murfreesboro, Tennessee Metropolitan Statistical Area markets and the possible effects on Renasant’s deposit pricing resulting from such competition; and

•	whether or not Renasant would be able to retain key management of Capital.

The foregoing discussion of the factors considered by the board of directors is not intended to be exhaustive, but, rather, includes all principal factors considered by the board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinion of Hovde Financial, LLC

Hovde Financial has delivered to the board of directors of Capital its opinion that, based upon and subject to the various considerations set forth in its written opinion dated February 5, 2007, the total transaction consideration to be paid to the shareholders of Capital is fair from a financial point of view as of such date. In requesting Hovde Financial’s advice and opinion, no limitations were imposed by Capital upon Hovde Financial with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde Financial, dated February 5, 2007, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B. The shareholders of Capital should read this opinion in its entirety.

Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde Financial has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The board of directors of Capital selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde Financial will receive a fee contingent upon the completion of the merger for services rendered in connection with advising Capital regarding the merger, including the fairness opinion and financial advisory services provided to Capital. As of the date of the initial fairness opinion, that fee would have been approximately $1.5 million, and Hovde Financial will receive substantially all of that fee upon the close of the transaction.

Hovde Financial’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of Capital as to how the shareholder should vote at the Capital shareholder meeting. The summary of the opinion of Hovde Financial set forth in this joint statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde Financial in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the board of directors of Capital by Hovde Financial. The summary set forth below does not purport to be a complete description of the analyses performed by Hovde Financial in rendering its opinion or the presentation delivered by Hovde Financial to the board of directors of Capital, but it does summarize all of the material analyses performed and presented by Hovde Financial.

The preparations of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of Capital and its fairness opinion.

In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Capital and Renasant. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial’s analysis of the fairness of the transaction consideration, from a financial point of view, to the shareholders of Capital The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial’s opinion does not address the relative merits of the merger as compared to any other business combination in which Capital might engage. In addition, as described above, Hovde Financial’s opinion to the board of directors of Capital was one of many factors taken into consideration by the board of directors of Capital in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operational conditions of Capital and Renasant and material prepared in connection with the merger, including, among other things, the following.

•	the merger agreement;

•	certain historical publicly available information concerning Capital and Renasant;

•	certain internal financial statements and other financial and operating data concerning Capital and Renasant;

•	certain financial projections prepared by the managements of Capital and Renasant;

•

certain other information provided to Hovde Financial by members of the senior managements of Capital and Renasant for the purpose of reviewing the future prospects of Capital and Renasant, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings expected to be achieved as a result of the merger;

•	Historical market prices and trading volumes for Renasant common stock;

•	The nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

•	The pro forma ownership of Renasant’s common stock by the shareholders of Capital relative to the pro forma contribution of Capital’s assets, liabilities, equity and earnings to the combined company;

•	The pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	Such other information and factors as it deemed appropriate.

Hovde Financial also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by Capital and Renasant were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Capital and Renasant, as to the future financial performance of Capital, Renasant, or the combined company, as the case may be. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of Capital or Renasant. Hovde Financial assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by Capital and Renasant, relied upon the representations and warranties of Capital and Renasant made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

Analysis of Selected Mergers. As parts of its analysis, Hovde Financial reviewed three groups of comparable merger transactions. The first peer group included transactions which have occurred since January 1, 2006, that involved target banks in the entire United States that had total assets between $300 million and $600 million and a return on average assets between .50% and 1.25% (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 16 transactions:

Buyer	Seller
UCBH Holdings Inc.	CAB Holdings LLC
Central Bancompany	21st Century Finl Svcs Co. (OK)
Banner Corp. (WA)	F&M Bank (WA)
U.S. Bancorp (MN)	United Financial Corp. (MT)
United Community Banks Inc. (GA)	Southern Bancorp Inc. (GA)
Bancshares of Florida Inc. (FL)	Old Florida Bankshares Inc. (FL)
Industrial Bank of Taiwan	Evertrust Bank (CA)
National Mercantile Bancorp (CA)	FCB Bancorp (CA)
Castle Creek Capital III LLC (CA)	BB&T Bancshares Corp. (IL)
Glacier Bancorp Inc. (MT)	Citizens Development Co. (MT)
Commerce Bankshares Corp. (MD)	West Pointe Bancorp Inc. (IL)
Mercantile Bankshares Corp. (MD)	James Monroe Bancorp Inc. (VA)
National Bancshares Inc. (IA)	Metrocorp Inc. (IL)
Banc Corp (AL)	Kensington Bankshares Inc. (FL)
Cathay General Bancorp Inc. (CA)	Great Eastern Bank (NY)
Midwest Banc Holdings Inc. (IL)	Royal American Corporation (IL)

Hovde Financial then reviewed comparable mergers involving banks in the Southeast United States that had total assets between $300 million and $700 million that have sold since January 1, 2005 (the “Southeast Merger Group”). This Southeast Merger Group consisted of the following 23 transactions:

Buyer	Seller
Banco Sabadel SA	Transatlantic Holding Corp (FL)
Castle Creek Capital LLC (CA)	BankFirst Bancorp Inc. (FL)
Superior Bancorp (AL)	People’s Community Bancshares (FL)
UCBH Holdings Inc. (CA)	Summit Bank Corp. (GA)
Park National Corp. (OH)	Vision Bancshares Inc. (FL)
United Community Bank Inc. (GA)	Southern Bancorp Inc. (GA)
Bancshares of Florida Inc. (FL)	Old Florida Bankshares (FL)
First Charter Corp. (NC)	GBC Bancorp Inc. (GA)
Alabama National BanCorp. (MD)	PB Financial Services Corp. (GA)
Banc Corp. (AL)	Community Bancshares Inc. (AL)
Mercantile Bankshares Corp. (MD)	James Monroe Bancorp Inc. (VA)
Banc Corp. (AL)	Kensington Bankshares Inc. (FL)
BB&T Corp. (NC)	First Citizens Bancorp (TN)
Seacost Banking Corp. of FL (FL)	Big Lake Financial Corporation (FL)
Synovus Financial Corp. (GA)	Banking Corporation of Florida (FL)
Pinnacle Financial Partners (TN)	Cavalry Bancorp Inc. (TN)
FNB Corp. (NC)	Integrity Financial Corp (NC)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
Whitney Holding Corp. (LA)	First National Bancshares Inc. (FL)
Commerce Bancorp Inc. (NJ)	Palm Beach Country Bank (FL)
Capital Bank Corp. (NC)	1st State Bancorp Inc. (NC)
FLAG Financial Corp. (GA)	First Capital Bancorp Inc. (GA)
First Citizens Bancorp. (SC)	Summit Financial Corp. (SC)

Hovde Financial also reviewed comparable mergers involving select banks headquartered in Tennessee announced since January 1, 2002 (the “Tennessee Select Merger Group”). This Tennessee Select Merger Group consisted of the following 7 transactions:

Buyer	Seller
Greene County Bancshares Inc. (TN)	Civitas BankGroup (TN)
BB&T Corp. (NC)	First Citizens Bancorp (TN)
Pinnacle Financial Partners (TN)	Cavalry Bancorp Inc. (TN)
BancorpSouth Inc. (MS)	Premier Bancorp Inc. (TN)
Peoples Holding Co. (MS) (now Renasant Corporation)	Renasant Bancshares Inc. (TN)
Synovus Financial Corp. (GA)	Trust One Bank (TN)
Fifth Third Bancorp (OH)	Franklin Financial Corp. (TN)

Hovde Financial calculated the medians and averages of the following relevant transaction ratios in the Nationwide Merger Group, the Southeast Merger Group and the Tennessee Select Merger Group: the percentage of the offer value to the acquired company’s total assets, the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits. Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at $35.72 per Capital diluted share. In calculating the multiples for the merger, Hovde Financial used Capital’s earnings for the twelve months ended December 31, 2006, and Capital’s tangible book value per share, total assets, and total deposits as of December 31, 2006. The results of this analysis are as follows:

	Offer Value to
	Total Assets (%)	Tangible Book Value (x)	12 months Preceding Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits (%)
Capital	23.9	3.86	32.3	36.8
Nationwide Merger Group average	22.9	2.80	24.4	24.9
Southeast Merger Group average	25.4	3.16	24.4	27.9
Tennessee Select Group average	25.7	3.66	24.7	30.1

Discounted Cash Flow Analysis. Hovde Financial estimated the present value of all shares of Capital common stock by estimating the value of Capital’s estimated future earnings stream beginning in 2007. Reflecting Capital internal projections and Hovde Financial estimates, Hovde Financial assumed net income in 2007, 2008, 2009, 2010, and 2011 of $5.500 million, $6.850 million, $7.854 million, $9.149 million, and $10.358 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 11%, 12%, 13%, 14%, and 15%. In order to derive the terminal value of Capital earnings stream beyond 2011, Hovde Financial assumed a terminal value based on a multiple of between 20x and 24x applied to free cash flows in 2011. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Capital common stock. This analysis and its underlying assumptions yielded a range of per share values for Capital stock of approximately $28.07 (at a 15.0% discount rate and a 20x terminal multiple) to $39.87 (at a 11% discount rate and a 24x terminal multiple). The average per share value of the range was $33.70 (at a 13% discount rate and a 22.1x terminal multiple) compared to total per share merger consideration of $35.72.

Premium-to-Market Analysis. In addition, Hovde Financial reviewed a group of comparable merger transactions involving publicly traded target banks. The peer group included transactions which have occurred since January 1, 2005, that involved target banks in the entire United States that had total assets between $400 million and $600 million (the “Publicly-Traded Merger Group”). This Publicly-Traded Merger Group consisted of the following 18 transactions:

Buyer	Seller
Chittenden Corp. (VT)	Merrill Merchants Bancshares (ME)
U.S. Bancorp (MN)	United Financial Corp. (MT)
City National Corp. (CA)	Business bank Corporation (NV)
Old National Bancorp (IN)	St. Joseph Capital Corp. (IN)
Provident Financial Services (NJ)	Fist Morris bank & Trust (NJ)
First State Bancorp (NM)	Front Range Capital Corp. (CO)
Conestoga Bancorp Inc. (PA)	PSB Bancorp Inc. (PA)
Community Bancorp (NV)	Valley Bancorp (NV)
National Mercantile Bancorp (CA)	FCB Bancorp (CA)
First Charter Corp. (NC)	GBC Bancorp Inc. (GA)
First Republic Bank (CA)	BWC Financial Corp. (CA)
Banc Corp. (AL)	Community Bancshares Inc. (AL)
Commerce Bancshares Inc. (MO)	West Pointe Bancorp Inc. (IL)
Mercantile Bankshares Corp. (MD)	James Monroe Bancorp Inc.
Castle Creek Capital III LLC CA)	LDF Incorporated (IL)
New York Community Bancorp (NY)	Long Island Financial Corp. (NY)
NBT Bancorp Inc. (NY)	CNB Bancorp Inc. (NY)
Fulton Financial Corp. (PA)	SVB Financial Services Inc. (NJ)

Hovde Financial calculated the averages of the premium-to-market percentages of these transactions and compared them with the corresponding premium-to-market for the merger. The Publicly-Traded Merger Group yielded a premium-to-market average of 24.3%. The premium-to-market Capital is receiving is 38.7% based on Capital Bancorp, Inc’s February 1, 2007 stock price at closing.

Comparable Company Analysis. Using publicly available information, Hovde Financial compared the stock market valuation of Renasant with the following other publicly traded banking institutions that were hypothetical potential buyers:

Institution Name	Ticker	State
BancorpSouth, Inc.	BXS	MS
BB&T Corporation	BBT	NC
Fifth Third Bancorp	FITB	OH
First Horizon National Corp.	FHN	TN
Marshall & Ilsley Corporation	MI	WI
National City Corporation	NCC	OH
Park National Corporation	PRK	OH
Regions Financial Corporation	RF	AL
Synovus Financial Corp.	SNV	GA
Trustmark Corporation	TRMK	MS
U.S. Bancorp	USB	MN
Wachovia Corporation	WB	NC

Indications of such stock market valuation included closing stock market information as of February 1, 2007. Selected market information for Renasant and the group of comparable companies that was analyzed is provided below.

	Mkt. Cap ($m)	Price/ Book (%)	Price/ TBV (%)	Price/ 2006E EPS (x)	Price/ 2007E EPS (x)	PEG Ratio (%)	Inside Ownership (%)	Instit’l Ownership (%)
Renasant	434.00	171.60	280.90	15.30	13.90	1.50	9.30	21.20
Comparable Company Average	152.30	186.87	207.45	14.00	12.80	2.20	4.50	44.70

Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, and total common equity at December 31, 2006 for Capital and for Renasant, and actual fiscal year 2006 earnings and estimated fiscal year 2007 earnings that would be contributed to the combined company on a pro-forma basis by Capital and for Renasant. This analysis indicated that, in a hypothetical 100% stock transaction, holders of Capital common stock would own approximately 23.1% of the pro forma common shares outstanding of Renasant while contributing an average of 17.1% of the financial components listed above.

Capital Contribution To Renasant
Total assets	17.8%
Total net loans	20.0%
Total deposits	18.1%
Total equity	12.2%
Total tangible equity	18.5%
Net income—Estimated GAAP 2007	16.0%
Average Capital Contribution Percentage	17.1%
Capital Pro Forma Ownership*	23.1%

*	Based on a hypothetical 100% stock transaction.

Financial Implications to Capital Shareholders. Hovde Financial prepared an analysis of the financial implications of Renasant’s offer to a holder of Capital common stock. This analysis indicated that on a pro forma equivalent basis, assuming the per share merger consideration of $35.72 and excluding any potential revenue enhancement opportunities, a shareholder of Capital would achieve approximately 33.1% accretion in GAAP earnings per share, approximately 42.5% accretion in cash earnings per share, an increase in tangible book value per share of approximately 27.2%, and an increase in total book value per share of approximately 87.8% as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share:
	2007E GAAP Earnings	2007E Cash Earnings	Book Value	Tangible Book Value
Capital standalone	$1.49	$1.49	$10.02	$10.02
Capital Pro Forma*	$1.99	$2.13	$18.18	$12.75
% Accretion—Dilution	33.1%	42.5%	87.8%	27.2%

*	Based on a hypothetical 100% stock transaction.

Rate of Return Analysis. Hovde Financial estimated the rates of returns for four different scenarios; Capital’s standalone, Capital affiliates in 5 years, Capital affiliates with Renasant today, and Capital affiliates with Renasant and the pro forma company is acquired. For the standalone scenario (“Status Quo”) it is assumed that Capital stock sells in the market on December 31, 2011 at 18x EPS and the current Capital P/E is based on the 2007 estimate. The Status Quo scenario yielded an annual return of investment of 19.02%. For the second scenario (“Affiliation in 5 Years”) it is assumed that Capital affiliates with a merger partner on December 31, 2011 at 22.1x EPS, which yielded an annual return of investment of 25.28%. The third scenario (“Affiliation Today”) assumes Capital affiliates with Renasant in 2007 and the pro forma stock sells in the market on December 31, 2011 at 20x EPS with the current Capital P/E based on the 2007 estimate. The Affiliation Today scenario yielded an annual return of investment of 28.73%. The fourth scenario (“Double Dip”) assumed Capital affiliates with Renasant in 2007 and the pro forma company is acquired on December 31, 2011 at 25x EPS. The Double Dip scenario yielded an annual return of investment of 35.76%.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde Financial determined that the total transaction consideration was fair from a financial point of view to the shareholders of Capital.

Material United States Federal Income Tax Consequences

The following discussion is a summary of specified United States federal income tax consequences of the merger to a holder of shares of Capital common stock who holds the shares as capital assets (referred to in this discussion as a “Holder”). The discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is for general information only and may not be applicable with respect to Holders subject to special treatment under the Internal Revenue Code (including, but not limited to, financial institutions, tax-exempt organizations, mutual funds, insurance companies, S corporations or other pass-through entities, dealers in securities or foreign currency, Holders who exercise dissenters’ rights, foreign Holders, Holders who acquired shares of Capital common stock pursuant to the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, traders in securities who elect the mark-to-market method of accounting for their securities holdings, Holders subject to the alternative minimum tax, Holders who have a functional currency other than the U.S. dollar, or Holders who hold Capital common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction). Neither Capital nor Renasant intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. In addition, the discussion does not address the state, local or foreign tax consequences of the merger.

Based on factual representations provided by Capital and Renasant and on customary factual assumptions, all of which must continue to be accurate in all material respects as of the closing date of the merger, it is the opinion of Phelps Dunbar LLP, counsel to Renasant, that the material United States federal income tax consequences of the merger are as follows:

•

the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and each of Renasant and Capital will be a party to the reorganization within the meaning of Section 368(b) of the Code;

•

a Holder will not recognize gain or loss if the Holder exchanges Capital common stock solely for Renasant common stock, except to the extent of any cash received in lieu of a fractional share of Renasant common stock;

•

where a Holder exchanges Capital common stock solely for cash in the merger, such cash will be treated as having been received as a distribution in redemption of such Holder’s Capital common stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code;

•	a Holder will recognize gain (but not loss) if the Holder exchanges Capital common stock for a combination of Renasant common stock and cash, and the Holder’s gain will be equal to the lesser of:

(1) the excess, if any, of:

(a) the sum of the cash (excluding any cash received in lieu of a fractional share of Renasant common stock) and the fair market value of the Renasant common stock received (including any fractional share of Renasant common stock which is deemed to be distributed in the merger and then redeemed by Renasant), over

(b) the Holder’s tax basis in the Capital common stock surrendered in the exchange, or

(2) the amount of cash received;

•

a Holder’s tax basis in the Renasant common stock received in the merger will equal the Holder’s tax basis in the Capital common stock surrendered (less the tax basis allocable to any fractional share which is deemed to be distributed in the merger and then redeemed by Renasant), increased by (1) the amount, if any, treated as a dividend and (2) the amount of gain which was recognized by the Holder on such exchange (not including any portion of such gain which was treated as a dividend), and decreased by the amount of cash received in the merger (excluding any cash received in lieu of a fractional share interest);

•

a Holder’s holding period for the Renasant common stock received in the merger will include the holding period for the shares of Capital common stock surrendered in exchange therefor, provided that the Capital common stock was held as a capital asset at the time of the merger; and

•

the receipt of cash in lieu of fractional shares of Renasant common stock will be treated as if the fractional shares were distributed in the merger and then redeemed by Renasant. Generally, these cash payments will be treated as having been received as distributions in full payment in exchange for the shares considered redeemed.

If a Holder acquired different blocks of Capital common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of Capital common stock, and the cash and Renasant common stock received will be allocated proportionately to each block of stock. In addition, a Holder’s basis and holding period in the Renasant common stock received in the merger will be determined separately with reference to each block of Capital common stock surrendered in the exchange.

Taxation of Capital Gain. Subject to the discussion under “Possible Treatment of Gain as a Dividend” set forth below, gain or loss recognized in connection with the merger will constitute long-term capital gain or loss if a Holder’s holding period in the Capital common stock is greater than one year as of the date of the merger. If a Holder is not a corporation, this long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Possible Treatment of Gain as a Dividend. In general, in determining whether the gain recognized in the merger will be treated as capital gain or dividend income, a Holder (other than a Holder who exchanges Capital common stock solely for cash) will be treated as if it first exchanged all of the Holder’s shares of Capital common stock solely for Renasant common stock and then Renasant immediately redeemed a portion of that Renasant common stock in exchange for the cash that the Holder actually received. Gain recognized in this deemed-redemption of Renasant common stock will result in capital gain if there is a “meaningful reduction” in the Holder’s deemed percentage stock ownership in Renasant. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a “meaningful reduction.” Accordingly, in most circumstances, gain recognized by a Holder that exchanges its shares of Capital common stock for a combination of Renasant common stock and cash will be capital gain. Each Holder that may be subject to these rules should consult its tax advisor.

Dissenters’ Rights. Stockholders who exercise their dissenters’ rights and who receive cash in exchange for their shares of Capital common stock will be treated as having received that payment in redemption of their shares. In general, the Holder will recognize capital gain or loss measured by the difference between the amount of cash received and the Holder’s adjusted tax basis for the shares. If, however, the Holder owns, either actually or constructively, any Capital common stock that is exchanged in the merger for Renasant common stock, the payment for dissenting shares to the Holder could, in certain limited circumstances, be treated as a dividend. In general, under the constructive ownership rules of the Code, a Holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the Holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. In such an event, the payment for dissenting shares to the Holder would be treated as a dividend, unless the distribution is “substantially disproportionate” or is not “essentially equivalent to a dividend” as defined under applicable federal income tax law. Each Holder who contemplates exercising dissenters’ rights should consult his or her own tax advisor as to the possibility that any payment to such Holder will be treated as dividend income. A dividend received by a non-corporate stockholder from a domestic corporation currently is subject to federal income tax at a maximum rate of 15%.

Cash Received in Lieu of a Fractional Share. Cash received in lieu of a fractional share of Renasant common stock will be treated as received in redemption of the fractional share of Renasant common stock. Generally, a Holder of a fractional share will recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the Holder’s shares of Capital common stock allocable to the fractional share. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Holder’s shares of Capital common stock was greater than one year as of the date of the exchange.

Backup Withholding. Unless a Holder complies with specified reporting or certification procedures or is an “exempt recipient” (i.e., in general, corporations and some other entities), the Holder may be subject to a backup withholding tax of 28% with respect to any cash payments received pursuant to the merger. A foreign stockholder should consult its tax advisor with respect to the application of withholding rules to any cash payments received by it pursuant to the merger.

Reporting Requirements. If a Holder receives Renasant common stock as a result of the merger, such Holder will be required to retain records pertaining to the merger and will be required to file with such Holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth specified facts relating to the merger.

Each Capital stockholder is urged to consult his or her own tax advisor with respect to the federal, state, local and foreign tax consequences of the merger.

Accounting Treatment

Renasant will account for the merger as a purchase transaction under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of Capital will be recorded, as of completion of the merger, at their respective fair values and added to those of Renasant. Financial statements and reported results of operations of Renasant issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Capital.

Regulatory and Third-Party Approvals

Under the merger agreement, Renasant and Capital have agreed to use their best efforts to obtain all necessary actions, indications of no objection, waivers, consents and approvals from any governmental authority necessary to complete and make effective the merger and other transactions contemplated by the merger agreement. The required regulatory approvals include approvals of federal and state agencies as described below. All other applications and notices have been filed, or are in the process of being filed.

Federal Bank Regulatory Approvals. The merger is subject to the prior approval of the Federal Reserve Board (the “Federal Reserve”) under Section 3(a)(5) of the Bank Holding Company Act (the “BHC Act”), and related federal regulations. The Federal Reserve, however, has already notified Renasant that it has approved the merger.

In reviewing an application for such approvals under the BHC Act, the Federal Reserve is required to consider the following:

•

competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger’s anticompetitive effects or restraints on trade;

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of Renasant, including its subsidiaries, and of Capital, and the effect of the proposed transaction on those resources;

•	management expertise;

•	internal-control and risk-management systems;

•	the capital of Renasant;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of Renasant and Capital in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The Federal Reserve is also required to ensure that the proposed transaction would not violate Tennessee law regarding the number of years a bank must be in operation before it can be acquired, deposit concentration limits, Tennessee community reinvestment laws and any Tennessee antitrust statutes.

The merger of Capital Bank with and into Renasant Bank is subject to the prior approval of the Federal Deposit Insurance Corporation (“FDIC”) pursuant to Section 18(c) of the Federal Deposit Insurance Act, as amended, and related federal regulations. The FDIC considers factors generally similar to those considered by the Federal Reserve. The FDIC application process also includes publication and an opportunity for comment by the public.

State Bank Regulatory Approvals. Renasant has filed applications or notices with the Mississippi Department of Banking and Consumer Finance and the Tennessee Department of Financial Institutions for approval of the merger. The standards that are required to be considered by these state bank regulatory authorities are similar to those described above with regard to the Federal Reserve.

Other Regulatory Approvals. In connection with or as a result of the merger, Renasant or Capital may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both companies may be subject.

If the approval of the merger by any of the authorities mentioned above is subject to compliance with any conditions, there can be no assurance that the parties or their subsidiaries will be able to comply with such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the merger. The parties believe that the proposed merger is compatible with such regulatory requirements.

While Renasant and Capital believe that they will receive the requisite regulatory approvals for the merger, there can be no assurance regarding the timing of the approvals or the ability of the companies to obtain the approvals on satisfactory terms, the absence of litigation challenging such approvals or otherwise. There can likewise be no assurance that any state attorney general or other domestic regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger. See “The Merger Agreement—Conditions to the Completion of the Merger” on pages 80 through 82 of this proxy statement/prospectus.

Renasant is not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the merger agreement other than as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

Third-Party Approvals. The merger is conditioned upon the receipt of all consents and approvals of third parties with respect to specified agreements, such as real property leases, unless the failure to obtain any such consent or approval would not reasonably be expected to have a material adverse effect on Renasant or Capital. Pursuant to the merger agreement, Capital and Renasant have agreed to use their best efforts to obtain all consents, approvals and waivers from third parties necessary in connection with the completion of the merger.

Effect on Employee Benefit Plans and Stock Options

Employee Benefit Plans. All employees of Capital and its subsidiaries immediately prior to the effective time of the merger will become employees of Renasant or its subsidiaries immediately following the effective time of the merger. Subject to the discretion of Renasant, such transferred employees either will be covered by the Renasant employee benefit plans on substantially the same basis as the other employees of Renasant and its subsidiaries performing services in a comparable position, or continue coverage under their existing Capital employee benefit plans. Transferred employees’ service with Capital or Capital Bank will be recognized as service with Renasant or a Renasant subsidiary, as the case may be, for purposes of eligibility to participate and vesting under the benefit plans, policies or arrangements.

Renasant will continue to provide continuation coverage as required under the Consolidated Omnibus Budget Reconciliation Act (COBRA) to former employees of Capital, and their beneficiaries, who were receiving COBRA coverage immediately prior to the effective time. Renasant has agreed that any preexisting condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to transferred employees or their covered dependents who are covered under similar plans maintained by Capital or Capital Bank to the extent waived or inapplicable to such employees and dependents under the Capital or Capital Bank plans on the closing date of the merger and who then change coverage to comparable Renasant plans. The merger agreement does not restrict the ability of Renasant, Renasant Bank or any other Renasant employer to amend, merge, or terminate Capital’s employee benefit plans in accordance with their terms or applicable law.

Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by Renasant, no Renasant employer will have any obligation arising from the merger to continue any transferred employee in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a Renasant employer subsequent to the effective time of the merger, excluding any employee who has a then existing contract explicitly providing for severance, shall be entitled to severance pay in accordance with the general severance policy of Renasant, if and to the extent that such transferred employee is entitled to severance pay under that policy. Such employee’s service with Capital will be treated as service with Renasant for purposes of determining the amount of severance pay, if any, under Renasant’s severance policy.

As of the closing date of the merger, Renasant will assume and honor in accordance with their terms all employment agreements existing immediately prior to the closing date between Capital or Capital Bank and any officer which have been disclosed to Renasant in the merger agreement except that the employment agreements between Capital Bank and each of R. Rick Hart and John W. Gregory, Jr. will be terminated on the closing date and Renasant or Renasant Bank, as applicable, will enter into new employment agreements with Mr. Hart and Mr. Gregory effective as of the closing date.

Following the closing date of the merger, Renasant and Renasant Bank, in their sole discretion, may determine to continue, amend, merge, or terminate any deferred compensation plan, policy, program or arrangement disclosed by Capital to Renasant, provided that any such amendment, merger, or termination does not impair the benefits due thereunder as of the date of the merger agreement (February 5, 2007), and that any such amendment, merger, or termination is permitted under such plans, policies, programs or arrangements or otherwise required by applicable law.

Capital has agreed to terminate its 401(k) plan immediately prior to the closing date and to distribute amounts under the plan in accordance with and at the times permitted under such benefits plans and under applicable law. All participants who receive a distribution from the Capital 401(k) plan may roll over such distribution to an individual retirement account as provided under applicable law. To the extent permitted under the terms of the 401(k) plan maintained by Renasant, transferred employees may elect to roll over their distributions from the Capital 401(k) plan to the Renasant 401(k) plan. Capital has also agreed to terminate its Employee Stock Purchase Plan on the closing date of the merger. After the closing date of the merger, any remaining rights to acquire shares of Capital common stock under Capital’s Employee Stock Purchase Plan shall be converted to the right to receive Renasant common stock. The number of shares of Capital common stock subject to acquisition will be multiplied by the exchange ratio to determine the amount of shares of Renasant common stock subject to acquisition. The acquisition price for such shares of Renasant common stock will equal the quotient of the acquisition price for the shares determined in accordance with the Employee Stock Purchase Plan, divided by the exchange ratio.

Stock Options and Related Matters. Renasant shall assume at the time the merger becomes effective, whether or not then exercisable, each outstanding option to purchase shares of Capital common stock under Capital stock option plans and any shares that may then be purchased under Capital’s employee stock purchase plan, except that (1) Renasant and its Compensation Committee shall be substituted for Capital and the relevant committee of Capital’s board of directors for purposes of administering the particular Capital stock plan, (2) each Capital stock option assumed by Renasant may be exercised solely for shares of Renasant common stock, (3) the number of shares of Renasant common stock subject to each such Capital stock option shall be the number of whole shares of Renasant common stock (omitting any fractional share) determined by multiplying the number of shares of Capital common stock subject to such Capital stock option immediately prior to merger by the exchange ratio, and (4) the per share exercise price under each such Capital stock option shall be adjusted by dividing the per share exercise price under each such Capital stock option by the exchange ratio and rounding up to the nearest cent. Any restriction on the exercise of any such Capital stock option will continue in full force and effect, and the term and other provisions of such Capital stock option will otherwise remain unchanged.

As of May 11, 2007, options to purchase an aggregate of approximately 193,667 shares of Capital common stock were outstanding and may continue to be outstanding at the effective time of the merger. As of February 5, 2007, all such outstanding stock options fully vested except for 13,180 options granted to Mr. Hart and Mr. Gregory, and these fully vested stock options are exercisable when the merger is completed. Any shares of Capital common stock issued pursuant to the exercise of stock options under the Capital stock option plans before the effective time of the merger will be converted into shares of Renasant common stock and/or cash in the same manner as other outstanding shares of Capital common stock.

The following table shows the number of shares of Renasant common stock to be received relating to the Capital equity compensation awards held by Capital’s executive officers as of the date hereof. No other Capital executive officers or directors hold options as of such date. The exchange ratio for the merger of 1.2306 shares of

Renasant common stock for each share of Capital common stock was used to determine the number of shares of Renasant common stock represented by such options.

Capital Executive Officers	Number of Capital Options at May 11, 2007	Number of Renasant Shares to be Received upon Exercise
Name
Rick Hart	31,000	38,149
John W. Gregory	44,334	54,557
Sally P. Kimble	4,500	5,538

Eligibility to receive stock option grants after the merger will be determined by Renasant in accordance with its plans and procedures and subject to any contractual obligations.

Renasant will reserve adequate shares of Renasant common stock for delivery upon exercise of any converted or substitute options. Promptly after the completion of the merger, Renasant will file a registration statement on Form S-8, with respect to the shares of Renasant common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of such registration statement for so long as such converted or substitute options remain outstanding. In addition, each Capital stock option assumed by Renasant will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, recapitalization or other similar transaction subsequent to the closing date of the merger.

Dissenters’ Rights

THIS DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS’ RIGHTS UNDER THE TENNESSEE BUSINESS CORPORATION ACT AND IS QUALIFIED IN FULL BY THE FULL TEXT OF CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN CHAPTER 23 AND IN THIS SUMMARY TO A “STOCKHOLDER” OR “HOLDER” ARE TO THE RECORD HOLDER OF THE SHARES OF CAPITAL COMMON STOCK AS TO WHICH DISSENTERS’ RIGHTS ARE ASSERTED.

Holders of Capital common stock are entitled to dissenters’ rights under Chapter 23 of the Tennessee Business Corporation Act. Under the Tennessee Business Corporation Act, record holders of Capital common stock who continuously hold such shares through the closing date of the merger, who follow the procedures set forth in Chapter 23 and who do not vote in favor of the merger agreement will be entitled to receive payment of the “fair value” of their shares of Capital common stock immediately before the merger as determined by Renasant as the successor by merger to Capital. In the event that such record holder believes Capital’s payment is less than the fair value of the shares, such holder has the right to have the fair value of the shares determined by a Tennessee court, which will include a fair rate of interest, if any, as determined by the court. “Fair value” is exclusive of any element of value arising from the accomplishment or expectation of the merger. The holders are, in such circumstances, entitled to dissenters’ rights because they hold stock of constituent corporations to the merger, and are required by the merger agreement to accept merger consideration in the form of cash consideration.

A person having a beneficial interest in shares of Capital common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below on behalf of such beneficial owner properly and in a timely manner to perfect the dissenters’ rights provided under Chapter 23 as to such beneficial owners interest in shares of Capital common stock.

Under Chapter 23, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the Capital special meeting, the notice of such special meeting must state that stockholders are or maybe entitled to assert dissenters’ rights under Chapter 23, and be accompanied by a copy of Chapter 23. This proxy statement/prospectus constitutes the required notice to the record holders of shares of Capital common stock, and a copy of Chapter 23 is attached to this proxy statement/prospectus as Annex C. Any stockholder who wishes to exercise dissenters’ rights should review the following discussion and Annex C carefully, because failure to timely and properly comply with the procedures specified will result in the loss of dissenters’ rights under the Tennessee Business Corporation Act. A holder of shares of Capital common stock wishing to exercise his or her dissenters’ rights must take both of the following actions:

•

The holder must deliver to Capital, before the vote on the merger agreement at the Capital special meeting is taken, a written notice that reasonably informs Capital of the identity of the record holder and the record holder’s intent to demand payment of the fair value of the record holder’s Capital common stock if the merger is effected.

•	The holder also must not vote in favor of the adoption of the merger agreement or the approval of the merger.

A proxy or vote against the merger shall not constitute a demand. In addition, mere failure to execute and return a form of election to Registrar and Transfer Company, the exchange agent, does not constitute a demand. All notices and written demands for payment should be delivered to Capital at Capital Bancorp, Inc., 1808 West End Avenue, Nashville, Tennessee 37203, Attention: Secretary. A holder of record who votes against the merger but does not deliver notice to Capital before the special stockholders meeting is not entitled to payment for his or her shares pursuant to Chapter 23. Instead, such holder will be deemed to have made a combination election to receive cash consideration for 40% of the holder’s shares of Capital common stock and stock consideration for 60% of the holders Capital common stock. See “The Merger Agreement—Merger Consideration”.

A holder of shares of Capital common stock wishing to exercise his or her dissenters’ rights must hold his or her shares of record on the date the written demand for appraisal is made and must hold his or her shares continuously through the closing date of the merger. Accordingly, a record holder of shares of Capital common stock who is the record holder of Capital common stock on the date the written demand for payment is made, but who after such date transfers such stock prior to the completion of the merger, will lose any right to payment in respect of such shares.

Only a holder of record of shares of Capital common stock is entitled to assert dissenters’ rights for the shares of Capital common stock registered in that holder’s name. A demand for payment should be executed by or on behalf of the holder of record, fully and correctly, as such holder’s name appears on such holder’s stock certificates. If the shares of Capital common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares of Capital common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for payment on behalf of a holder of record; however; the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A holder of record may assert dissenters’ rights as to fewer than all the shares registered in his or her name only if the holder of record dissents with respect to all shares beneficially owned by any one person and notifies Capital in writing of the name and address of each person on whose behalf the holder of record asserts dissenters’ rights.

If the merger, the merger agreement and the related articles of merger are approved at the special meeting, within 10 days after such special meeting, Capital (or Renasant, in the event the merger has been completed before this notice is sent) must send a notice of the approval and effectiveness of the merger to each person who has properly asserted dissenters’ rights under Chapter 23 and has not voted in favor of or consented to the merger. The notice must:

•	state where a payment demand must be sent and where and when certificates for shares of Capital common stock must be deposited;

•

provide a form for demanding payment that requires any person asserting dissenters’ rights to certify that he or she acquired beneficial ownership of his or her shares of Capital common stock before February 5, 2007, the date when the principal terms of the merger were publicly announced;

•

set a date by which Capital (or Renasant, if the merger will be completed by the date to be set) must receive the demand for payment from the holder of record, which date must be within 60 days of the date of the notice; and

•	contain a copy of Chapter 23.

A holder of record sent the notice described in the paragraph above must demand payment, certify that he or she was the beneficial owner of shares before February 5, 2007 and deposit his or her certificates for shares of Capital stock in accordance with the notice. A holder taking such action does not lose any other of his or her rights as a holder of shares of Capital common stock until those rights are cancelled pursuant to the merger agreement. In the event that the merger is not consummated with 60 days after the date set for demanding payment and depositing share certificates, Capital will return the share certificates. A holder of record who does not comply with the terms of the notice from Capital (or Renasant) is not entitled to payment for his or her shares pursuant to Chapter 23. Instead, such holder will be deemed to have made a combination election to receive cash consideration for 40% of the holder’s shares of Capital common stock and stock consideration for 60% of the holders Capital common stock. See “The Merger Agreement—Merger Consideration”. A demand for payment may not be withdrawn without Capital’s (or Renasant’s, if the merger has been completed) consent.

Under Chapter 23, after receipt of a demand for payment or the effectuation of the merger, whichever is later, Renasant (on behalf of Capital, since the merger will have been effected) must pay each holder of record who properly complied with the requirements of the notice from Capital the fair value of such holder’s shares, with interest accrued from the date of the approval of the merger. The payment, when made, must be accompanied by:

•	Capital’s balance sheet, income statement and a statement of changes in stockholder’s equity, each as of December 31, 2006, together with the latest available interim financial statements;

•	a statement of Renasant’s estimate of the fair value of a share of its common stock;

•	an explanation as to how interest was calculated;

•	a statement that a holder dissatisfied with his or her payment may seek a judicial determination of the fair value of his or her shares in accordance with Chapter 23; and

•	a copy of Chapter 23, if not previously delivered to such stockholder.

If a holder of shares of Capital common stock did not own his or her shares on February 5, 2007, Capital (or Renasant, if the merger has been completed) may refuse to make any payments pursuant to Chapter 23. If payment is refused, Capital (or Renasant) may still pay a holder of record who did not own his or her shares on February 5, 2007, yet wishes to exercise his or her dissenters’ rights the fair value of such persons shares, with accrued interest, provided that such holder accepts such payment in full satisfaction of his or her demand for payment.

A holder of record who has exercised his or her dissenters’ rights may notify Renasant (rather than Capital, since the merger will have been completed) in writing of his or her own estimate of the fair value for his or her shares of Capital common stock and the amount of interest due and demand payment of any amounts above what Renasant has paid already under any of the following circumstances:

•

a holder of record who has exercised his or her dissenters’ rights believes that the amount paid by Renasant is less than the actual fair value of his or her shares or that the interest is incorrectly calculated;

•	Renasant fails to pay the holder of record within 60 days after the date by which a holder of record must demand payment; or

•	the merger is not consummated and Capital fails to return the holder’s stock certificates.

A holder of record waives this right to be paid his or her own estimate of fair value if Renasant is not notified of such demand within 30 days after Renasant has paid, or offered to pay, such holder of record. If the holder of record’s demand for payment of his or her own estimate of fair value plus interest has not been settled within 60 days after receiving a demand for payment, Renasant (rather than Capital, since the merger will have been completed) must bring a proceeding in a court of record having equity jurisdiction in Davidson County, Tennessee to determine the fair value of the holder of record’s shares of Capital common stock. If Renasant fails to bring such proceeding at all or within the required time period, it must pay the holder’s demand for payment. All holders of record whose demands have not been settled must be parties to the proceeding and served with a copy of the petition.

The court hearing the case has exclusive jurisdiction. It may appoint one or more persons to receive evidence regarding the fair value of shares of Capital common stock and to recommend a decision on fair value to the court. A holder of record party to such proceeding has the same discovery rights as parties in other civil proceedings. Each holder of record party to such proceeding is entitled to judgment in the amount, if any, that the court finds such holder’s estimate of fair value plus accrued interest exceeds the amount paid by Renasant. The judgment may be the fair value plus accrued interest on the shares of Capital common stock owned by a holder of record who became a beneficial owner after February 5, 2007 and whom Capital (or Renasant) determined to withhold payment as described above.

The court shall determine all costs of the proceeding, including compensation and expenses of persons appointed by the court to receive evidence. Renasant shall pay the costs of the proceeding, except that the court may assess costs against all or some of the holders of record party to the proceeding to the extent the court finds such individuals acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess legal and expert fees against either Renasant or the holders or record. If the court finds that the legal fees of one attorney were substantially beneficial to all holders of record party to the suit, but that Renasant should not pay the attorneys’ fees, the court may have these fees paid out of the amount awarded to all holders of record who benefited.

Interests of Certain Persons in the Merger

Some members of Capital’s management and board of directors may be deemed to have interests in the merger that are in addition to their interests as stockholders of Capital. The proposed employment agreements between R. Rick Hart and Renasant and John W. Gregory, Jr. and Renasant Bank and the termination and release agreements among Capital, Capital Bank, Renasant and each of Mr. Hart and Mr. Gregory were a condition to Renasant’s willingness to enter into the merger agreement. The benefits to Sally P. Kimble under her Supplemental Executive Retirement Plan Agreements and Change in Control Severance Agreement with Capital Bank will fully vest and become non-forfeitable upon the completion of the merger. H. Edward Jackson, III will be entitled to receive a termination payment pursuant to his employment agreement with Capital Bank. In addition, all outstanding stock options awarded under Capital’s stock option plan fully vested on the date of the merger agreement (February 5, 2007), and these fully vested stock options are then exercisable when the merger is completed. The Capital board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Employment Agreement and Termination and Release Agreement with R. Rick Hart. Effective as of the effective time of the merger, Renasant will enter into an employment agreement with R. Rick Hart, Chairman, President and Chief Executive Officer of Capital. The employment agreement provides that Mr. Hart will serve as an Executive Vice President of Renasant and as President of Renasant Bank’s Tennessee Division for a term commencing on the date of the completion of the merger and ending December 31, 2012. The employment agreement automatically renews for additional one year periods commencing January 1, 2013 unless Renasant or Mr. Hart notifies the other by October 1 of the prior year that the employment agreement shall not be further extended.

During any period that Mr. Hart serves as an Executive Vice President of Renasant and as President of Renasant Bank’s Tennessee Division, he will perform duties assigned to him by Renasant’s chief executive officer and shall include duties of the type and nature normally assigned to persons with such title. While employed by Renasant, Mr. Hart will receive an annual salary of $339,000. His annual salary will be reviewed not less often than annually and shall be increased as of January 1 of each year of his employment in an amount not less than 5% of his annual salary for the immediately preceding year. His annual salary may only be reduced if such reduction in pay uniformly applies to all Renasant officers. As an employee of Renasant, Mr. Hart will be eligible to receive performance-based bonuses and stock options, restricted stock and such other equity awards as Renasant may adopt for its executives, provided that Mr. Hart will not participate in any nonqualified deferred compensation plan or arrangement, unless such plan or arrangement is funded solely by his voluntary deferrals and provides for deferrals in excess of the limits under the Supplemental Executive Retirement Plan Agreements currently in effect between Capital and Mr. Hart. Mr. Hart will also receive an aggregate payment of $725,600, a portion of which is in consideration for the noncompetition and nonsolicitation provisions imposed under his employment agreement and a portion of which is additional consideration for services to be rendered over the term of the employment agreement.

Mr. Hart will participate in employee benefit plans maintained for senior executives or employees of Renasant, including, without limitation, profit sharing, life insurance, group medical, sick leave and vacation, and he will be entitled to the use of a leased or Renasant-owned automobile. Renasant has also agreed to reimburse Mr. Hart for expenses in connection with his duties as President of the Tennessee Division of Renasant Bank, membership in a country club and for other civic memberships. Finally, Renasant and one or more of its subsidiaries will assume and maintain for the benefit of Mr. Hart (1) Supplemental Executive Retirement Plan Agreements between Capital and Mr. Hart; (2) any balance credited to the benefit of Mr. Hart under Capital’s Director Deferred Compensation Agreement with Mr. Hart; (3) any death benefit payable to the beneficiaries of Mr. Hart under a life insurance plan agreement between Mr. Hart and Capital Bank; (4) any outstanding options to purchase Capital common stock granted to Mr. Hart; and (5) any balance credited to the benefit of Mr. Hart under Capital’s Director Deferred Stock Compensation Plan with Mr. Hart.

If Mr. Hart dies or becomes disabled, his employment will end and he or his beneficiaries will be paid any accrued but unpaid base salary through the date of termination and any performance-based bonus for the calendar year immediately preceding his death or disability that was unpaid as of his death or disability. If Renasant terminates Mr. Hart for “cause” or if Mr. Hart terminates his employment other than on account of a “constructive termination,” he will be paid any accrued but unpaid base salary through the date of his termination. In addition, if Mr. Hart’s employment is terminated on account of “cause,” he will forfeit any unexercised stock options and restricted stock or other equity-based awards then subject to vesting, holding period or forfeiture conditions that were granted or awarded to him by Renasant.

If Renasant terminates Mr. Hart’s employment other than for “cause” or Mr. Hart terminates his employment as a result of a “constructive termination,” Mr. Hart will receive (1) any accrued but unpaid salary through the date of termination; (2) any performance-based bonus for the calendar year immediately preceding his termination that was unpaid on the date of termination; (3) his annual salary for the remainder of the initial term of the employment agreement or any renewal term, as applicable; (4) his performance-based bonus equal to the target bonus amount for the year in which the termination occurs; and (5) the amount of the premium for continuation of group medical coverage under applicable law for the longest period allowed under applicable law. The amounts described in clauses (2), (3), (4) and (5) will be paid in two equal installments, one-half on the first business day of the seventh calendar month following the termination of Mr. Hart’s employment and one-half six months after the first payment.

If Mr. Hart’s employment with Renasant is terminated by Renasant without “cause” or Mr. Hart terminates his employment for “good reason” at anytime within 24 months following a “change in control” of Renasant, then Mr. Hart will receive the following in lieu of the compensation and benefits described above: (1) any accrued but unpaid salary through the date of termination in a single payment not later than three days after the termination date; (2) any performance-based bonus for the calendar year immediately preceding his termination that was unpaid on the date of termination; (3) the amount of premium for continuation of group medical coverage under applicable law for the longest period allowed by applicable law in a single payment on the first business day of the seventh month following such termination; and (4) an amount equal to 2.99 times the sum of the highest annual salary in effect prior to such change in control and the average annual bonus paid with respect to the two whole calendar years preceding such change in control (or such shorter period if two whole calendar years have not elapsed) in a single payment on the first business day of the seventh month following such termination. Additionally, all stock options shall be immediately exercisable and all restrictions under equity-based plans shall terminate on the day of such termination.

If the sum of the present value of all payments and benefits due to Mr. Hart in the event of a change in control would result in a “parachute payment” under the Code, Mr. Hart will receive the aggregate payments and benefits due under the agreement, provided that the after-tax amount that would be retained by Mr. Hart (after taking into account the amount of all applicable income taxes and any excise tax under Code Section 4999 payable thereon by Mr. Hart) has a materially greater aggregate value than the after-tax amount that would be retained by Mr. Hart (after taking into account all applicable income taxes payable by Mr. Hart) if Mr. Hart were to receive such payments reduced by the minimum amount necessary so that no portion of the payments is subject to tax under Code Section 4999. In order to receive the termination payments and benefits described above, Mr. Hart must comply with noncompetition, nonsolicitation, confidentiality and other agreements in his employment agreement after the date of his termination.

Effective as of the effective time of the merger, Renasant, Renasant Bank, Capital, Capital Bank and Mr. Hart will enter into a termination and release agreement in which Capital and Capital Bank, on the one hand, and Mr. Hart, on the other hand, release each other from any claims they may have against each other arising out of Mr. Hart’s employment with Capital and Capital Bank and Mr. Hart’s employment agreement with Capital Bank. In that agreement, Renasant has agreed to pay to Mr. Hart a single payment at the effective time of the merger in the amount of $775,281.

Employment Agreement and Termination and Release Agreement with John W. Gregory, Jr. Effective as of the effective time of the merger, Renasant will enter into an employment agreement with John W. Gregory, Jr., Executive Vice President and Chief Operating Officer of Capital. The employment agreement provides that Mr. Gregory will serve as an Executive Vice President of Renasant Bank for a term commencing on the date of the completion of the merger and ending on December 31, 2012. The employment agreement automatically renews for additional one year periods commencing January 1, 2013 unless Renasant Bank or Mr. Gregory notifies the other by October 1 of the prior year that the employment agreement shall not be further extended.

During any period that Mr. Gregory serves as an Executive Vice President of Renasant Bank, he will perform duties assigned to him by the President of the Tennessee Division of Renasant Bank and shall include duties of the type and nature normally assigned to persons with such title. While employed by Renasant Bank, Mr. Gregory will receive an annual salary of $236,000. His annual salary will be reviewed not less often than annually and shall be increased as of January 1 of each year of his employment in an amount not less than 5% of his annual salary for the immediately preceding year. His annual salary may only be reduced if such reduction in pay uniformly applies to all Renasant Bank officers. As an employee of Renasant Bank, Mr. Gregory will be eligible to receive performance based bonuses and stock options, restricted stock and other equity awards, provided that Mr. Gregory will not participate in any nonqualified deferred compensation plan or arrangement, unless such plan or arrangement is funded solely by his voluntary deferrals and provides for deferrals in excess of the limits under the Supplemental Executive Retirement Plan Agreements currently in effect between Capital and Mr. Gregory. Mr. Gregory will also receive an aggregate payment of $499,454, a portion of which is in consideration for the noncompetition and nonsolicitation provisions imposed under his employment agreement and a portion of which is additional consideration for services to be rendered over the term of the employment agreement.

Mr. Gregory will participate in employee benefit plans maintained for senior executives or employees of Renasant Bank, including, without limitation, profit sharing, life insurance, group medical, sick leave and vacation, and will be entitled to use of a leased or Renasant Bank-owned automobile. Renasant Bank has also agreed to reimburse Mr. Gregory for expenses in connection with his duties as Executive Vice President, membership in a country club, and other civic memberships. Finally, Renasant Bank or one of its affiliates will assume and maintain for the benefit of Mr. Gregory (1) Supplemental Executive Retirement Plan Agreements between Capital and Mr. Gregory; (2) any balance credited to the benefit of Mr. Gregory under Capital’s Director Deferred Compensation Agreement with Mr. Gregory; (3) any death benefit payable to the beneficiaries of Mr. Gregory under a life insurance plan agreement between Mr. Gregory and Capital Bank; (4) any outstanding options to purchase Capital common stock granted to Mr. Gregory; and (5) any balance credited to the benefit of Mr. Gregory under Capital’s Director Deferred Stock Compensation Plan with Mr. Gregory.

If Mr. Gregory dies or becomes disabled, his employment will end and he or his beneficiaries will be paid any accrued but unpaid base salary through the date of termination and any performance-based bonus for the calendar year immediately preceding his death or disability that was unpaid as of his death or disability. If Renasant terminates Mr. Gregory for “cause” or if Mr. Gregory terminates his employment other than on account of a “constructive termination,” he will be paid any accrued but unpaid base salary through the date of his termination. In addition, if Mr. Gregory’s employment is terminated on account of “cause,” he will forfeit any unexercised stock options and restricted stock or other equity-based awards then subject to vesting, holding period or forfeiture conditions that were granted or awarded to him by Renasant.

If Renasant Bank terminates Mr. Gregory’s employment other than for “cause” or Mr. Gregory terminates his employment as a result of a “constructive termination,” Mr. Gregory will receive (1) any accrued but unpaid salary through the date of termination; (2) any performance-based bonus for the calendar year immediately preceding his termination that was unpaid on the date of termination; (3) his annual salary for the remainder of the initial term of the employment agreement or any renewal term, as applicable; (4) his performance-based bonus equal to the target bonus amount for the year in which the termination occurs; and (5) the amount of the premium for continuation of group medical coverage under applicable law for the longest period allowed under applicable law. The amounts described in clauses (2), (3), (4) and (5) will be paid in two equal installments, one-half on the first business day of the seventh calendar month following the termination of Mr. Gregory’s employment and one-half six months after the first payment.

If Mr. Gregory’s employment with Renasant Bank is terminated by Renasant Bank without “cause” or Mr. Gregory terminates his employment for “good reason” at anytime within 24 months following a “change in control” of Renasant Bank, then Mr. Gregory will receive the following in lieu of the compensation and benefits described above: (1) any accrued but unpaid salary through the date of termination in a single payment not later than three days after termination; (2) any performance-based bonus for the calendar year immediately preceding his termination that was unpaid on the date of termination; (3) the amount of premium for continuation of group medical coverage under applicable law for the longest period allowed by applicable law in a single payment on the first business day of the seventh month following such termination; and (4) an amount equal to 2.99 times the sum of the highest annual salary in effect prior to such change in control and the average annual bonus paid with respect to the two whole calendar years preceding such change in control (or such shorter period if two whole calendar years have not elapsed) in a single payment on the first business day of the seventh month following such termination. Additionally, all stock options shall be immediately exercisable and all restrictions under equity-based plans shall terminate on the day of such termination.

If the sum of the present value of all payments and benefits due to Mr. Gregory in the event of a change in control would result in a “parachute payment” under the Code, Mr. Gregory will receive the aggregate payments and benefits due under the agreement, provided that the after-tax amount that would be retained by Mr. Gregory (after taking into account the amount of all applicable income taxes and any excise tax under Code Section 4999 payable thereon by Mr. Gregory) has a materially greater aggregate value than the after-tax amount that would be retained by Mr. Gregory (after taking into account all applicable income taxes payable by Mr. Gregory) if

Mr. Gregory were to receive such payments reduced by the minimum amount necessary so that no portion of the payments is subject to tax under Code Section 4999. In order to receive the termination payments and benefits described above, Mr. Gregory must comply with noncompetition, nonsolicitation, confidentiality and other agreements in his employment agreement after the date of his termination.

Effective as of the effective time of the merger, Renasant, Renasant Bank, Capital, Capital Bank and Mr. Gregory will enter into a termination and release agreement in which Capital and Capital Bank, on the one hand, and Mr. Gregory, on the other hand, release each other from any claims they may have against each other arising out of Mr. Gregory’s employment with Capital and Capital Bank and Mr. Gregory’s employment agreement with Capital Bank. In that agreement, Renasant has agreed to pay to Mr. Gregory a single payment at the effective time of the merger in the amount of $516,817.

Supplemental Executive Plan Agreement with Sally P. Kimble. Sally P. Kimble is a party to Supplemental Executive Retirement Plan Agreements with Capital Bank. All benefits payable to Mrs. Kimble under the Agreements will fully vest and become non-forfeitable on the closing date of the merger. Renasant will assume those Agreements by virtue of the merger. Mrs. Kimble will be entitled to receive normal retirement benefits for a period of 20 years, commencing at her normal retirement age (age 65), in the amount of $47,000 per year. In the alternative, Mrs. Kimble may elect to receive a single-sum cash payment of the present value of her normal retirement benefits, payable in 2008.

Change of Control Severance Agreement. Sally P. Kimble is a party to a Change of Control Severance Agreement with Capital and Capital Bank. If within six months before or after the occurrence of a change in control of Capital or Capital Bank (as defined in the Agreement) Mrs. Kimble’s employment with Capital and Capital Bank is terminated by Capital or Capital Bank, respectively, without Cause (as defined in the Agreement) or Mrs. Kimble terminates her employment with Capital and Capital Bank for good reason (as defined in the Agreement), then Mrs. Kimble shall be entitled to receive within 30 days of such termination a single cash payment equal to the base salary paid to her for the six months immediately preceding the date of such termination, and all of her options to purchase Capital stock shall become fully vested and she shall have 90 days after the date of termination to exercise such options.

Termination Payment to H. Edward Jackson, III. H. Edward Jackson, III is a party to an Employment Agreement with Capital Bank. Mr. Jackson’s employment by Capital Bank will be terminated prior to the completion of the merger. Capital Bank will pay to Mr. Jackson a termination payment of approximately $60,000 in a lump sum payment on the date of its termination of his employment.

Equity-Based Awards. The merger agreement provides that, upon completion of the merger, each then- outstanding unexercised stock option to acquire shares of Capital common stock will cease to represent the right to acquire or receive shares of Capital common stock. Each such stock option will be converted into and become a right to acquire or receive, the number of shares of Renasant common stock equal to the product of the numbers of shares of Capital common stock subject to such option and the exchange ratio (1.2306) with the exercise price of each converted stock option per share of Renasant common stock equaling the per share exercise price of the Capital stock option divided by the exchange ratio.

Pursuant to the terms of Capital’s stock option award agreements with its officers, directors and employees, stock options subject to such agreements fully vested on February 5, 2007 (the date on which the merger agreement was signed). Any options vesting solely on the execution of the merger agreement may not be exercised, however, until the merger has been completed. As of May 11, 2007, the number of unvested stock options to acquire Capital common stock that became vested and may become exercisable in connection with the merger was approximately 45,655, which excludes 13,180 options granted to Mr. Hart and Mr. Gregory.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that for a period of two years following the closing date of the merger Renasant will indemnify and hold harmless from liability duly elected current or former directors and officers of Capital or Capital Bank. Capital directors and officers are entitled to indemnity if such persons sign an agreement with Renasant allowing Renasant to participate in or completely assume the defense of any claim for which indemnification may be sought. The indemnification applies to acts or omissions occurring at or prior to the closing date of the merger. Subject to the cap discussed below, Renasant will provide indemnification to the same extent as such Capital directors or officers would be indemnified under the articles of incorporation or bylaws of Renasant as if they were directors or officers of Renasant.

Renasant has also agreed to use reasonable efforts to obtain for a period of two years after the closing date of the merger policies of directors’ and officers’ liability insurance for directors and officers of Capital specified in the merger agreement. The insurance policies must cover acts or omissions occurring prior to the closing date of the merger. The policies must be on terms and in amounts substantially similar to those in effect on the date of the merger agreement. However, neither Renasant nor Renasant Bank are required to pay an aggregate premium for such insurance coverage in excess of 200% of the amount for such coverage as currently held by Capital but in such case shall purchase as much coverage as reasonably practicable for such amount.

Renasant’s liability for indemnification payments under the merger agreement is capped at an amount equal to the sum of (1) $5,000,000 and (2) the policy limits of any directors’ and officers’ liability insurance obtained by Renasant.

Board of Directors of Renasant and Renasant Bank. Following completion of the merger, Renasant will elect Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling to serve on the board of directors of Renasant and the board of directors of Renasant Bank. Members of the Renasant board of directors who are not employees of, or under contract with, Renasant or an affiliate are entitled to receive fees for services as a director in accordance with the policies of Renasant as in effect from time to time. During 2006, each non-employee director was paid a cash retainer of $15,000 and an additional cash payment of $7,500, which was pro rated and paid monthly. The lead director was paid an additional $6,500 in addition to the annual fee. The chairman of the audit committee was paid $1,000, while the other members of the audit committee were paid $500, for each audit committee meeting attended in 2006. Except for audit committee meetings, non-employee directors were paid $350 for each committee meeting attended. Non-employee directors do not receive additional compensation for each board meeting attended, but they are reimbursed for expenses incurred to attend board and committee meetings.

Restrictions on Resales by Affiliates

The shares of Renasant common stock to be issued to Capital stockholders in the merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Capital as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of a company’s capital stock. Any stockholder deemed to be an affiliate of Capital may resell shares of Renasant common stock issued in the merger only in transactions permitted by Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the Capital directors and specified executive officers of Capital as well as to other related individuals or entities.

THE MERGER AGREEMENT

General

The Renasant board of directors and the Capital board of directors have each unanimously approved the merger, the merger agreement and the other transactions contemplated by the merger agreement. This section of the proxy statement/prospectus describes material provisions of the merger agreement. This description does not purport to be complete and is qualified in its entirety by reference to the merger agreement and the related articles of merger, copies of which are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus and incorporated by reference herein. We urge you to read the merger agreement and the related articles of merger carefully and in their entirety.

Effective Time of the Merger

The closing of the merger will take place on the fifth business day, or such later date as the parties mutually agree, following the receipt of all necessary approvals and consents of all governmental entities, the expiration of all statutory waiting periods and the satisfaction or waiver of the conditions to the merger set forth in the merger agreement. The merger agreement provides that in no event shall the closing of the merger take place before July 1, 2007. The merger agreement further provides that if the closing of the merger occurs after July 1, 2007, the closing shall occur on the first day of the next month after the date on which all conditions to closing are satisfied. Subject to any delays necessitated by required regulatory approvals and waiting periods, the parties have scheduled the closing date of the merger for July 1, 2007. The Articles of Merger will be filed with the office of the Tennessee Secretary of State, as required under the corporation laws of Tennessee, and the Plan of Merger will be filed in the office of the Mississippi Secretary of State, as required under the corporation laws of Mississippi. The Articles of Merger and the Plan of Merger each will establish the effective time of the merger.

Merger Consideration

At the effective time of the merger, each share of Capital common stock, except for treasury shares, shares held by Renasant or any of the subsidiaries of Renasant or Capital (other than in a fiduciary capacity) and any shares as to which a Capital stockholder exercised his or her dissenters’ rights, shall be converted into the right to receive either:

•	cash in an amount equal to $38.00, without interest, for each share of Capital common stock; or

•	1.2306 shares of Renasant common stock for each share of Capital common stock.

Subject to the redesignation procedures set forth in the merger agreement and described below, each holder of record of shares of Capital common stock, except for treasury shares, shares held by Renasant or any of the subsidiaries of Renasant or Capital (other than those held in a fiduciary capacity) or shares as to which dissenters’ rights have been properly exercised, will be entitled to elect to receive either:

•	the cash consideration described above with respect to all of his or her shares of Capital common stock;

•	the stock consideration described above with respect to all of his or her shares of Capital common stock; or

•	the cash consideration described above for 40% of the holder’s shares of Capital common stock and the stock consideration described above for 60% of the holder’s shares of Capital common stock.

Please note that the market value of Renasant common stock fluctuates. Because of this fluctuation, if you elect to receive Renasant common stock for all or a portion of your shares of Capital common stock, the value of the Renasant common stock you receive may or may not be equivalent to the amount of cash that you would have received if you elected to exchange your Capital common stock for cash.

No fractional shares of Renasant common stock will be issued in connection with the merger. Instead, Renasant will make a cash payment without interest to each Capital stockholder who would otherwise receive a fractional share of Renasant common stock. The amount of such cash payment will be determined by multiplying the fraction of a share of Renasant common stock otherwise issuable to such stockholder by the average closing price of one share of Renasant common stock for the ten trading days immediately preceding the last trading day prior to the closing date of the merger as reported by The NASDAQ Global Select Market.

If (1) the average of the per share closing price of Renasant common stock on The NASDAQ Global Select Market for the 20 consecutive full trading days ending on (and including) ) June 20, 2007 (the determination date under the merger agreement, assuming the merger is completed on July 1, 2007, which is the scheduled closing date for the merger) is less than $26.25 and (2) the decline in the closing price of Renasant common stock from December 21, 2006 to June 20, 2007 exceeds by 15% or more, the decline in the NASDAQ Bank Index over this same measurement period, Capital may terminate the merger agreement, provided, however, that Renasant may adjust the exchange ratio used in the merger agreement to account for the decline in the value of its stock price and proceed with the merger, as described under the heading “The Merger Agreement—Termination of the Merger Agreement”.

On May 11, 2007, the average of the per share closing prices of Renasant common stock on The NASDAQ Global Select Market for the preceding 20 consecutive full trading days was less than $26.25 and the decline in the closing price of Renasant common stock from December 21, 2006 to May 11, 2007 exceeded by 15% the decline in the NASDAQ Bank Index over the same period. As a result, if the date for determining whether an adjustment to the exchange ratio was required had been May 11, 2007, Capital could have elected to terminate the merger agreement on that date. If Capital had elected to terminate the merger agreement, Renasant, in its sole discretion, could have elected to adjust the exchange ratio to 1.2927 shares of Renasant common stock per share of Capital common stock, based on 3,671,179 shares of Capital common stock outstanding on May 11, 2007 and the closing price of Renasant common stock on such date, which would have resulted in the issuance of approximately 136,700 additional shares of its stock in the aggregate as merger consideration (assuming that 60% of the merger consideration was paid in Renasant common stock), which would have rendered Capital’s election to terminate the merger agreement null and void.

After The NASDAQ Global Select Market closes on June 20, 2007, Renasant and Capital will calculate whether any adjustment to the exchange ratio is required and Capital will issue a press release announcing the adjusted exchange ratio or that no adjustment to the exchange ratio is required.

Election and Election Procedures

A form of election on which Capital stockholders will elect to receive cash, Renasant common stock or a combination of cash and Renasant common stock accompanies this proxy statement/prospectus. After the date of the mailing of this proxy statement/prospectus, Renasant and Capital will make the form of election available to all persons who become holders of record of Capital common stock during the period between the record date of the special meeting and the close of business on the date that is five business days prior to the closing date of the merger, which is the deadline for submission of the form of election.

To be effective, a form of election must be properly completed, signed and submitted (by mail or other delivery), accompanied by the certificates representing the shares of Capital common stock as to which the election is being made, to Registrar and Transfer Company, the exchange agent, by the close of business on June 26, 2007. All elections will be irrevocable. Holders of record of shares of Capital common stock who hold such shares in a representative capacity (for example, as a nominee or a trustee) may submit multiple forms of election, provided that such nominee or representative certifies that each form of election covers all of the shares of Capital common stock held for a particular beneficial owner by the nominee or representative.

Renasant will have the discretion, which it may delegate in whole or in part to the exchange agent, to determine whether forms of election have been properly completed, signed and submitted and to disregard immaterial defects in forms of election. The good faith decision of Renasant or the exchange agent in such matters will be conclusive and binding. Neither Renasant nor the exchange agent will be under any obligation to notify any person of any defect in a form of election.

If a Capital stockholder does not submit a form of election to the exchange agent by 5:00 p.m., eastern time, on June 26, 2007 or if Renasant or the exchange agent determines that an election by a holder of Capital common stock was not properly made, then such holder will be deemed to have elected to receive cash consideration for 40% of such holder’s shares of Capital common stock at a price of $38.00 per share and stock consideration for the remaining 60% of such holder’s shares at an exchange ratio of 1.2306 shares of Renasant common stock for each share of Capital common stock.

Neither the Capital board of directors nor its financial advisor makes any recommendation as to whether stockholders should elect to receive the cash consideration or the stock consideration in the merger, or a combination of the two. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See “The Merger—Material United States Federal Income Tax Consequences”. It is suggested that you return your form of election, together with your stock certificate(s), by the deadline so that you may receive the merger consideration applicable to you promptly following the completion of the exchange procedures that will take place after the merger is completed. See “The Merger—Procedures for Exchange Capital Common Stock Certificates”.

Redesignation Procedures

Under the merger agreement, the number of shares of Capital common stock to be converted into the right to receive cash must not be less than 35% or more than 40% of the total number of shares of Capital common stock outstanding immediately prior to the closing date of the merger, excluding treasury shares and shares held by Renasant or any of the subsidiaries of Renasant or Capital (other than in a fiduciary capacity). If, after the results of the forms of election are calculated, the number of shares of Capital common stock for which a cash election was made exceeds this 40% threshold, the exchange agent will determine the number of shares convertible into cash that must be redesignated as shares convertible into Renasant common stock in order not to exceed the 40% threshold. After such determination, all holders who have elected to receive solely cash in exchange for their Capital common stock shall, on a pro rata basis, have such number of their shares redesignated as shares convertible into Renasant common stock so that the total number of shares of Capital common stock to be converted into the right to receive cash will not be greater than 40% of the outstanding shares of Capital common stock immediately prior to the closing date of the merger.

Notwithstanding the foregoing, no redesignation will be effected for a holder who has made a cash election but, as a result of such redesignation, would receive fewer than 10 shares of Renasant common stock in exchange for all of such holder’s shares of Capital common stock.

The number of shares of Capital common stock to be converted into the right to receive shares of Renasant common stock may be not less than 60% or more than 65% of the number of shares of Capital common stock outstanding immediately prior to the closing date of the merger, excluding treasury shares and shares held by Renasant or any of the subsidiaries of Renasant or Capital (other than in a fiduciary capacity). If, after the results of the forms of election are calculated, the number of shares of Capital common stock for which a stock election was made exceeds this 65% threshold, the exchange agent will determine the number of shares convertible into shares of Renasant common stock that must be redesignated as shares convertible into cash in order not to exceed the 65% threshold. After such determination, all holders who have elected to receive solely Renasant common stock in exchange for their Capital common stock will, on a pro rata basis, have a portion of their shares redesignated as shares convertible into cash so that the total number of shares of Capital common stock to be converted into the right to receive shares of Renasant common stock will not be greater than 65% of the outstanding shares of Capital common stock immediately prior to the closing date of the merger.

Holders who have elected to receive a combination of cash consideration with respect to 40% of their shares of Capital common stock and stock consideration with respect to the remaining 60% of their shares of Capital common stock will not be subject to the redesignation procedures described above.

After the redesignation procedures (if any) are completed, and effective as of the effective time of the merger, all cash election shares and 40% of the shares of Capital common stock which are subject to combination elections will be converted into the right to receive the cash consideration, and all stock election shares and 60% of the shares of Capital common stock that are subject to combination elections will be converted into the right to receive the stock consideration. Certificates previously evidencing shares of Capital common stock will, upon surrender, be exchanged, as applicable, for the cash consideration of $38.00 per share or for certificates evidencing the stock consideration of 1.2306 shares of Renasant common stock per share in such proportion as has been established by the redesignation procedure (if any). Cash will be paid for any fractional shares as described above. See “The Merger—Procedures for Exchanging Capital Common Stock Certificates”.

Each share of Capital common stock held in the treasury of Capital and each share of Capital common stock owned by Renasant or any subsidiary of Renasant or Capital, other than in a fiduciary capacity, immediately prior to the closing date of the merger will be canceled and extinguished without any conversion thereof. No payment will be made with respect to such shares.

Holders of shares of Capital common stock who elect to exercise the dissenters’ rights provided for in Chapter 23 of the Tennessee Business Corporation Act will not have their shares converted into the right to receive merger consideration. In the event that a holder’s dissenters’ rights are lost or withdrawn, such holder will be deemed to have elected to receive a combination of cash consideration at a price of $38.00 per share with respect to 40% of his or her shares of Capital common stock and stock consideration at an exchange ratio of 1.2306 per share with respect to the remaining 60% of his or her shares of Capital common stock.

Procedures for Exchanging Capital Common Stock Certificates

Promptly after the effective time of the merger, the exchange agent will provide appropriate stock certificate transmittal materials to the holders of Capital common stock who have not already surrendered their stock certificates in connection with the completion of the forms of election prior to the effective time of the merger. The transmittal materials will contain instructions for use in effecting the surrender to the exchange agent of Capital common stock certificates in exchange for the merger consideration. After the effective time of the merger, each holder of shares of Capital common stock issued and outstanding immediately prior to the closing date (other than shares as to which the holder exercised and maintained dissenters’ rights) who has not already surrendered stock certificates shall surrender for cancellation the certificate or certificates representing such shares to the exchange agent, together with a letter of transmittal duly executed and completed, in accordance with the instructions contained in the transmittal materials, and any other documents reasonably required by the exchange agent or Renasant. Each surrendered certificate for Capital common stock shall be duly endorsed as the exchange agent may require. Until you surrender your certificate or certificates representing your shares of Capital common stock, Renasant will not be obligated to deliver the merger consideration to you.

The exchange agent, within 10 business days following the effective time of the merger, if you surrendered your Capital stock certificates with your properly completed form of election prior to the effective time of the merger, or within 10 business days after receipt of your Capital stock certificates and other documents reasonably required by the exchange agent or Renasant after the effective time of the merger, will deliver to you the merger consideration, consisting, as applicable, of Renasant common stock certificates, together with all dividends or other distributions payable on Renasant common stock after the effective time of the merger, but without interest thereon, and any cash payments due, including any cash payment for a fractional share, without interest. After the effective time of the merger, each certificate representing your outstanding shares of Capital common stock immediately prior to the effective time of the merger will be deemed for all corporate purposes, other than the payment of dividends and other distributions to which you may be entitled as a former Capital stockholder, to evidence only your right to receive the merger consideration in exchange for each such share.

Twelve months after the effective time of the merger, any merger consideration held by the exchange agent that remains undistributed to the former stockholders of Capital will be delivered to Renasant upon demand. Any former Capital stockholder who has not already complied with the surrender and exchange procedures at such time may look only to Renasant for payment of his or her claims for cash, Renasant common stock or any dividends or distributions with respect to Renasant common stock, all without any interest thereon.

From and after the closing date, the holders of certificates of Capital common stock shall not have any rights with respect to such shares represented by such certificates (other than the right to receive the payment of dividends or other distributions to which the holder was entitled before the closing date of the merger). All rights to receive the merger consideration shall be deemed to have been paid or issued in full satisfaction of all rights pertaining to such shares of Capital common stock. After the effective time, there shall be no further registration or transfers of shares of Capital common stock.

In the event of any lost, stolen or destroyed certificates of Capital common stock, you must make an affidavit of that fact and, if required by Renasant or the exchange agent, post a bond in such amount as either Renasant or the exchange agent reasonably direct as indemnity against any claim that may be made with respect to such certificates claimed to be lost, stolen or destroyed. Upon receipt of such affidavit and the posting of any bond required, the exchange agent will issue the merger consideration with respect to such lost, stolen or destroyed certificates.

If any merger consideration is to be issued or paid in the name of a person other than the person in whose name the Capital common stock certificate being surrendered is registered, one condition to the payment and issuance of such merger consideration is that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer. Another condition will be that the person requesting the exchange pay or establish the prior payment or inapplicability of any transfer and other taxes required by reason of the payment of the merger consideration in the name of a person other than the registered holder of the Capital common stock certificate. Renasant or the exchange agent shall have the right to deduct and withhold from the merger consideration such amounts as Renasant or the exchange agent are required to deduct and withhold under any federal, state, local or foreign tax law with respect to the making of such payment. Any amounts withheld shall be treated as having been paid to the holder of shares of Capital common stock in respect of whom such deduction and withholding was made.

If you receive shares of Renasant common stock as a result of the merger, you will have the right to vote after the effective time at any meeting of Renasant stockholders, according to the number of shares of Renasant common stock you received, regardless of whether you have exchanged your certificates for shares of Capital common stock. You will also have the right to receive any dividends declared on Renasant’s common stock, but such dividends will not be paid until stock certificates are physically exchanged.

Shares as to which Dissenters’ Rights have been Exercised

No share of Capital common stock as to which the holder exercised his dissenters’ rights as provided in Chapter 23 of the Tennessee Business Corporation Act and did not vote in favor of the merger at the special meeting of stockholders shall be converted into the right to receive the merger consideration. Renasant will direct all negotiations and proceedings with respect to any demands for payment of fair value according to the provisions of Chapter 23 of the Tennessee Business Corporation Act. Capital will not, without the prior written consent of Renasant, make any payments or settle or otherwise negotiate with a holder who has exercised his dissenters’ rights. If any holder withdraws or loses (through failure to perfect or otherwise) his or her right to appraisal, such holder will be deemed to have made a combination election and will receive the merger consideration according to such election. See “The Merger—Dissenters’ Rights.”

Assumption of Capital Equity Plans

For a description of the provisions in the merger agreement regarding the Capital 2001 Stock Option Plan and the Capital 2005 Employee Stock Purchase Plan, see “The Merger—Effect on Employee Benefit Plans and Stock Options”.

Representations and Warranties

Capital and Capital Bank have made a number of representations and warranties in the merger agreement, the material aspects of which are described below. These descriptions are qualified in their entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1:

•	their organization and authority to enter into the merger agreement;

•	their capitalization, subsidiaries, properties, employees, financial statements and financial condition;

•	pending and threatened litigation;

•	compliance with applicable law;

•	their loans, investment portfolios, reserves and taxes;

•	insurance, employee benefits, legal and environmental matters;

•	loans to executives and internal controls;

•	their contractual obligations and contingent liabilities; and

•	their public reports filed with the Securities and Exchange Commission, the Federal Reserve Board, the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation.

Capital and Capital Bank’s representations and warranties are generally contained in Article 3 of the merger agreement.

Renasant and Renasant Bank have made a number of representations and warranties in the merger agreement, the material aspects of which are described below. These descriptions are qualified in their entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1:

•	their organization and authority to enter into the merger agreement;

•	their capitalization and financial statements;

•	pending and threatened litigation;

•	compliance with applicable law;

•	the shares of Renasant common stock to be issued in the merger;

•	access to funds to pay the cash portion of the merger consideration;

•	material contracts and deposit insurance; and

•	their public reports filed with the Securities and Exchange Commission, the Federal Reserve Board and the Federal Deposit Insurance Corporation.

Renasant’s and Renasant Bank’s representations and warranties are generally contained in Article 4 of the merger agreement. Renasant’s and Renasant Bank’s representations and warranties are for the benefit of Capital and Capital Bank; they are not for the benefit of and may not be relied upon by Capital’s stockholders. The representations and warranties of the parties will not survive the effective date of the merger.

Covenants and Agreements

Capital and Renasant have each entered into a number of covenants and agreements relating to their respective actions prior to the consummation of the merger. Some of these covenants and agreements are described below.

No Solicitation. Capital has agreed that, until the earlier of the closing date of the merger or the date of termination of the merger agreement, neither Capital nor Capital Bank, nor any of their respective officers, directors, agents, representatives or affiliates, including any investment banker, attorney, financial advisor, accountant or other representative retained by Capital or Capital Bank, will solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group concerning any “acquisition transaction.” An “acquisition transaction” is defined in the merger agreement to mean an offer or proposal by a person or entity other than Renasant or Renasant Bank for (1) a merger, tender offer, recapitalization or consolidation, or similar transaction, involving Capital or Capital Bank, (2) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of Capital or Capital Bank, (3) a purchase or other acquisition of beneficial ownership of securities representing 20% or more of the voting power of Capital, or (4) any substantially similar transaction.

The merger agreement does not prevent Capital, or its board of directors, from:

•

providing information in response to a request by a person who has made an unsolicited bona fide written proposal to engage in any acquisition transaction (an “acquisition proposal”) after receipt from such person of an executed confidentiality agreement;

•	engaging in any negotiations or discussions with a person who has made an acquisition proposal;

•	failing to recommend, or withdrawing its recommendation of, the merger agreement and the merger and/or failing to hold the special meeting to consider this agreement; or

•	recommending an acquisition proposal to the stockholders of Capital.

The board of directors of Capital, however, may only undertake any of the foregoing actions after the board of directors has determined in good faith, after consultation with outside legal counsel or its financial advisers, as appropriate, that (1) such action would be required in order for the directors to fulfill their fiduciary duties under applicable law and (2) such acquisition proposal both is likely to be consummated, taking into account all aspects of the proposal and the person making the proposal, and, if consummated, would result in a transaction more favorable to Capital’s stockholders from a financial point of view than the merger with Renasant. Any proposal satisfying (1) and (2) is a “superior proposal” under the merger agreement.

Capital must communicate in writing to Renasant the terms of any proposal it receives to engage in an acquisition transaction no more than 48 hours after receipt. Within 10 days of receipt of such communication, Renasant has the right to match or better any superior proposal of which it has been notified. If Renasant notifies Capital that it will match or better the superior proposal, the merger agreement must be amended to reflect the matched or bettered terms within two days of Renasant’s decision to so match or better the superior proposal. Upon such amendment, Capital may not terminate the merger agreement and must notify the party making the superior proposal that such proposal has been matched or bettered and that the merger agreement has been amended to reflect this fact. After such amendment to the merger agreement, Capital must, and must cause Capital Bank and its representatives to, cease and terminate all discussions and negotiations regarding the superior proposal. New proposals from the third party may be made, and Renasant retains the same rights set forth above regarding such new proposals. If by the eleventh day after Capital’s notification that the acquisition proposal is a superior proposal Renasant has not notified Capital of its decision to match or better the superior proposal, Capital may terminate the merger agreement and proceed with the superior proposal.

Board Recommendation. Except to the extent as it would cause the directors on Capital’s board of directors to breach their fiduciary duties under applicable law, the board of directors of Capital, and any committee of the board, shall not

•

withdraw, modify or qualify in any manner adverse to Renasant, the approval of the merger agreement and the related articles of merger or its recommendation to stockholders of the approval of the merger agreement and related articles of merger, or publicly propose to do any of the foregoing, or take any action or make any statement in connection with the special meeting inconsistent with such approval or its recommendation to the stockholders of Capital (collectively, a “change in recommendation”);

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal; or

•	cause Capital to enter into any letter of intent, agreement in principal or similar agreement related to an acquisition transaction.

A change in recommendation shall also include the failure by Capital’s board of directors to recommend against an unsolicited bona fide written proposal to engage in an acquisition transaction.

Employee Matters. For a description of the provisions in the merger agreement regarding matters for Capital employees, see “The Merger—Effect on Employee Benefit Plans and Stock Options”.

Directors’ and Officers’ Insurance and Indemnification. The merger agreement provides that for a period of two years following the closing date of the merger Renasant will indemnify and hold harmless the duly elected current and former directors and officers of Capital and Capital Bank, and their heirs, personal representatives and estates. Renasant will indemnify such individuals against, and shall advance or reimburse any and all costs and expenses of, any judgments, interest, fines, damages or other liabilities, or amounts paid in settlement, as such are incurred in connection with any claim, action, suit or proceeding based upon or arising from the indemnified party’s capacity as an officer or director of Capital or Capital Bank. The indemnification will be provided to the same extent as such Capital directors or officers would be indemnified under the articles of incorporation or bylaws of Renasant in effect on the date of the merger agreement (February 5, 2007) if they were directors or officers of Renasant at all relevant times.

The amount of indemnification to be provided by Renasant to all indemnified parties as a group is capped at an amount equal to the sum of $5,000,000 and the policy limits of the directors’ and officers’ liability insurance obtained by Renasant. See “The Merger—Interests of Certain Persons in the Merger.” Renasant has no responsibility as to how such total sum is allocated among that group. Renasant has required that current and former directors and officers execute a joinder agreement with Renasant. The joinder agreement grants Renasant the right to participate in or completely assume the defense of such officer or director. The agreement also requires such officer or director to cooperate in the defense of any action for which indemnification is sought. Any amounts otherwise owed by Renasant pursuant to its indemnification obligations will be reduced by any amounts that an indemnified party receives from any third party.

Renasant has also agreed to indemnify and hold harmless Capital, Capital Bank and each of the directors, officers and controlling persons of either against any losses, claims, damages or liabilities arising under the Securities Act of 1933. Renasant will indemnify such individuals only insofar as such losses, claims, damages or liabilities (or actions in respect of any of the foregoing) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in this proxy statement/prospectus, or in any amendment or supplement, or arising out of or based upon the omission or alleged omission to state in any such document a material fact required to be stated or necessary to make the statements in such document not misleading. Renasant will pay or promptly reimburse such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such action or claim. Renasant, however, is not obligated to indemnify such persons with respect to any such loss, claim, damage or liability (or actions in respect of any of the foregoing) which arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this proxy statement/prospectus, or in any amendment or supplement, in reliance upon information furnished to Renasant by Capital or Capital Bank for use in this proxy statement/prospectus. Renasant is entitled to participate in the defense of any such action. If Renasant assumes the defense with counsel satisfactory to the indemnified party, after notice to the indemnified party of its election to assume the defense, Renasant will not be liable for any legal or other expenses of defense incurred by the indemnified party. The indemnification provided in connection with actions arising under the Securities Act is not subject to the aggregate limit of the sum of $5,000,000 and the policy limits of the directors’ and officers’ liability insurance obtained by Renasant described above.

The merger agreement also provides that Renasant shall use reasonable efforts to cause Renasant Bank or Renasant to obtain for a period of two years after the closing date of the merger policies of directors’ and officers’ liability insurance. The policy must cover acts or omissions occurring prior to the closing date of the merger for specified directors and officers of Capital on terms and in amounts substantially similar to the policies in effect on the date of the merger agreement. However, neither Renasant nor Renasant Bank is required to pay an aggregate premium for such insurance coverage in excess of 200% of the amount for such coverage as currently held by Capital (which is $10,000,000), but in such case shall purchase as much coverage as reasonably practicable for such amount.

Other Agreements. Capital has agreed to use its best efforts to cause each “affiliate” of Capital to agree not to dispose of any shares of Renasant common stock received in the merger except in compliance with the Securities Act of 1933 and the rules and regulations under such statute. An “affiliate” of Capital is any person controlling, controlled by or under common control with Capital.

Each director of Capital signed an agreement with Renasant on or after the date of the merger agreement obligating such person to vote his or her shares of Capital common stock in favor of the merger agreement and the merger. The agreement signed by the non-employee directors contains one other feature: the non-employee director is obligated not to compete with Renasant as provided in the agreement. Specifically, for a period of two years following the closing of the merger, non-employee directors are prohibited from engaging in the banking business (excluding equipment leasing, insurance, trust and investment advisory services and ownership interests in place when the merger agreement was signed) or soliciting Renasant customers with respect to competing businesses within Davidson, Marshall, Rutherford, Sumner, Trousdale, Wilson and Williamson counties in the State of Tennessee, and from soliciting employees, contractors or agents of Renasant in any geographic area.

Conditions to the Completion of the Merger

The respective obligations of the parties under the merger agreement to complete the merger shall be subject to the fulfillment on or prior to the closing date of the merger of the following conditions:

•

All necessary regulatory or governmental approvals and consents required to complete the merger of Capital into Renasant and the merger of Capital Bank into Renasant Bank shall have been obtained, all conditions required to be satisfied prior to the closing date of the mergers by the terms of such approvals and consents shall have been satisfied, and all waiting periods required by law shall have expired.

•

All notices, reports and other filings required to be made with any governmental entity prior to the closing date by Renasant or Capital or any of their respective subsidiaries shall have been made and become final.

•	Stockholders of Capital shall have approved the merger agreement and the merger.

•	Stockholders of Renasant shall have approved the merger agreement and the merger, if required by applicable law or the rules of The NASDAQ Stock Market.

•	None of Renasant, Renasant Bank, Capital or Capital Bank shall be subject to any governmental or judicial enactment or order which prohibits, restricts or makes illegal completion of the merger.

•

All consents or approvals of all persons other than governmental entities required for consummation of the merger shall have been obtained unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Capital, Capital Bank, Renasant or Renasant Bank.

•

The SEC registration statement of which this proxy statement/prospectus forms a part shall have become effective, no stop order suspending its effectiveness shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

•

Renasant and the stockholders of Capital shall have received an opinion of Phelps Dunbar LLP, satisfactory in form and substance to Renasant and Capital, stating that if the merger is consummated in accordance with the terms described in this proxy statement/prospectus, (1) it will constitute a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code and (2) the exchange of Capital common stock to the extent exchanged for Renasant common stock will not give rise to gain or loss to the stockholders of Capital with respect to such exchange.

•

The shares of Renasant common stock issuable in the merger shall have been approved for listing on The NASDAQ Global Select Market on or before the closing date, subject to official notice of issuance.

•	Renasant Bank and Capital Bank shall have executed and delivered the merger agreements pursuant to which Capital Bank will be merged with and into Renasant Bank, which will survive the merger.

•

Capital, Capital Bank, Renasant and R. Rick Hart shall have executed a termination and release agreement with respect to Mr. Hart’s existing employment agreement and his employment at Capital and Capital Bank, and Renasant and Mr. Hart shall have executed an employment agreement with respect to Mr. Hart’s employment as an Executive Vice President of Renasant and as President of the Tennessee Division of Renasant Bank.

•

Capital, Capital Bank, Renasant and John W. Gregory, Jr. shall have executed a termination and release agreement with respect to Mr. Gregory’s existing employment agreement and his employment at Capital and Capital Bank, and Renasant Bank and Mr. Gregory shall have executed an employment agreement with respect to Mr. Gregory’s employment as an Executive Vice President of Renasant Bank.

•

Capital and Capital Bank shall have amended, to the reasonable satisfaction of Renasant, all option grants to, and supplemental executive retirement agreements with, each of R. Rick Hart and John W. Gregory, Jr. to provide (1) that the consummation of the merger will not constitute a change in control of Capital under those options and agreements, (2) that the options and agreements will fully vest benefits following termination of employment without cause (as defined in the employment agreements) or resignation in connection with a constructive termination (as defined in the employment agreements) and (3) that upon a termination of employment without cause or resignation in connection with a constructive termination, normal benefits shall be payable under those agreements commencing at the normal retirement age as defined in those agreements.

The obligations of Renasant and Renasant Bank under the merger agreement to complete the merger are also subject to the fulfillment, on or prior to the closing date of the merger, of the following conditions (any one or more of which may be waived by Renasant to the extent permitted by law):

•

Renasant shall have received a certificate from the presidents and chief executive officers of Capital and Capital Bank that (1) all obligations of Capital and Capital Bank to be performed prior to the closing date of the merger have been performed and complied with in all material respects, and (2) the representations and warranties of Capital and Capital Bank are true and correct in all respects as of the closing date of the merger as though made at that time (except that those which specifically relate to an earlier date shall be true and correct as of such date).

•

All permits, consents, waivers, clearances, approvals and authorizations of all governmental entities (other than banking regulatory authorities) or third parties necessary to consummate the merger shall have been obtained, none of which shall contain any terms or conditions which would materially impair the value of Capital or Capital Bank.

•	Dissenters’ rights shall not have been exercised with respect to more than 5% of the outstanding shares of Capital common stock immediately prior to the merger.

•

With respect to the Rights Agreement dated July 18, 2001 between Capital and Registrar and Transfer Company, Capital shall have redeemed for cash all but not less than all of the rights (as defined in the Rights Agreement) in accordance with Section 23 of the Rights Agreement on terms and conditions acceptable to Renasant, in its sole discretion.

•	Capital’s board of directors shall have adopted resolutions terminating Capital’s 401(k) plan effective as of the closing date of the merger.

The obligations of Capital under the merger agreement to complete the merger are also subject to the fulfillment, on or prior to the closing date of the merger, of the following conditions (any one or more of which may be waived by Capital to the extent permitted by law):

•	Capital shall have received a certificate from the presidents and chief executive officers of Renasant and Renasant Bank that (1) all obligations of Renasant and Renasant Bank required to be performed prior to the closing date of the merger have been performed and complied with in all material respects, and (2) the representations and warranties of Renasant and Renasant Bank are true and correct in all respects as of the closing date as though made at that time (except that those which specifically relate to an earlier date shall be true and correct as of such date).

•

All permits, consents, waivers, clearances, approvals and authorizations of all governmental entities or third parties necessary to consummate the merger shall have been obtained, none of which shall adversely affect the merger consideration to be paid to holders of Capital common stock.

•

Three qualified directors of Capital reasonably acceptable to Renasant shall be appointed by Renasant to Renasant’s and Renasant Bank’s respective boards of directors on the closing date. Capital has designated Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling as the individuals to be appointed by Renasant to the boards of directors of Renasant and Renasant Bank.

•

The shares of Renasant common stock issuable in the merger shall have been approved for listing on The NASDAQ Global Select Market and shall not have been delisted, nor shall proceedings to delist such shares have begun.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing date of the merger, whether before or after approval of the merger agreement and the merger by Capital’s stockholders:

•	by mutual written consent of Renasant and Capital;

•	by Renasant or Capital if:

•

(1) the closing date of the merger shall not have occurred on or prior to September 30, 2007, unless delayed because approval by a governmental entity is pending and has not been finally resolved, in which event such date shall be automatically extended to December 31, 2007; (2) Capital’s stockholders do not approve the merger agreement and merger at the special meeting; or (3) Renasant’s stockholders do not approve the merger agreement and the merger to the extent required by law and the applicable rules of The NASDAQ Stock Market. A party may not terminate the merger agreement if either of the above two events occurs because of that party’s failure to perform or observe its agreements on or before the closing date or such vote, as the case may be;

•

30 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such thirty-day period a petition for rehearing or an amended application is filed. A party may terminate thirty or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants or agreements;

•	any governmental entity shall have issued a final, non-appealable order prohibiting the completion of the merger; or

•

there has been a breach by the other party of (1) any covenant or undertaking in the merger agreement or (2) any representation or warranty of the other party contained in the merger agreement, where such breach prevents the breaching party from satisfying a condition to closing in the merger agreement and has not been cured within thirty days following delivery of written notice of the breach.

•	by Renasant if:

•

Capital’s board of directors fails to make, withdraws or qualifies the recommendation in this proxy statement/prospectus that Capital’s stockholders vote to adopt and approve the merger agreement and the merger, or proposes publicly to do any of the foregoing;

•	the special meeting to approve the merger agreement and plan of merger is not called or convened by Capital;

•	Capital approves or recommends, or publicly proposes to approve or recommend, an acquisition proposal by a third party; or

•	Dissenters’ rights are exercised with respect to more than 5% of the outstanding shares of Capital common stock immediately prior to the merger.

•	by Capital if:

•

the board of directors of Capital determines in good faith, after consultation with outside counsel, that it would constitute a breach of the board’s fiduciary duties (1) to hold the special meeting, (2) to recommend the merger agreement and the merger to Capital stockholders, (3) to fail to terminate the merger agreement and accept an acquisition proposal from a third party or (4) to not withdraw or modify its previous recommendation to Capital’s stockholders to adopt and approve the merger agreement and the merger; or

•

both (1) the average closing price for a share of Renasant common stock on the “determination date” (defined below) is less than $26.25 and (2) the change in the “average closing price” (defined below) for a share of Renasant measured against $30.88 on the “determination date” (defined below) is 15% greater than the change in the NASDAQ Bank Index on the “determination date” measured against the NASDAQ Bank Index on December 21, 2006.

“Determination date” means the eighth business day prior to the closing date of the merger, which would be June 20, 2007, assuming the merger is completed on July 1, 2007, which is the scheduled closing date of the merger). “Average closing price” means the average of the per share closing prices for a share of Renasant common stock reported on the NASDAQ Select Global Market for the 20 consecutive full trading days ending on (and including) the determination date. If Capital terminates the merger agreement because the share price targets described above are not met, Renasant may, upon written notice to Capital, adjust the number of shares of Renasant common stock into which each share of Capital common stock will be converted in order to reflect the proportional decrease in the price per share of Renasant common stock and the index value for the NASDAQ Bank Index. In the event that Renasant takes such action, Capital’s termination of the merger agreement shall be deemed null and void.

Termination Fee

There are three sets of circumstances under which Capital may owe Renasant a termination fee. In all cases, the termination fee is $5,000,000.

Under the first set of circumstances, prior to any event allowing either party to terminate the merger agreement, an acquisition proposal must have been publicly announced or otherwise made known to Capital’s senior management, board of directors or stockholders generally and not have been irrevocably withdrawn more than five business days prior to the special meeting. Next, the merger agreement must have been terminated either (1) by Renasant or Capital, because Capital’s stockholders failed to approve the merger agreement and the related articles of merger or (2) by Renasant, because of a willful breach by Capital of any covenant, undertaking, representation or warranty contained in the merger agreement. In such event, if the acquisition transaction is consummated within 12 months of the termination of the merger agreement, then on the date of such consummation Capital must pay Renasant a fee equal to $5,000,000 by wire transfer of same-day funds.

Alternatively, if Renasant terminates the merger agreement because Capital either (1) failed to recommend to its stockholders the approval of the merger agreement and the merger, (2) effected a change in such recommendation, (3) failed to call or convene the special meeting, or (4) approved or recommended, or proposed publicly to approve or recommend, any acquisition transaction, then Capital is required to pay Renasant $5,000,000 by wire transfer of same-day funds. A termination under these circumstances is not effective until Renasant receives such funds.

The final set of circumstances where a termination fee must be paid to Renasant is if Capital’s board of directors determines in good faith that it would constitute a breach of the board’s fiduciary duties (1) to hold the special meeting, (2) to fail to terminate the merger agreement and accept an acquisition proposal from a third party or (3) to not withdraw or modify its recommendation to Capital’s stockholders to adopt and approve the merger agreement and the merger. In any of these cases, Capital must pay Renasant $5,000,000 by wire transfer of same-day funds. As above, a termination under these circumstances is not effective until Renasant receives such funds. In no event shall Capital be required to pay the $5,000,000 fee to Renasant more than once.

If Capital fails promptly to pay the termination fee and Renasant sues for such fee and wins a judgment against Capital, Capital must also pay to Renasant its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

INFORMATION CONCERNING BUSINESS OF RENASANT CORPORATION

General

Information with respect to Renasant can be found in Renasant’s most recent annual report on Form 10-K, dated March 7, 2007 and its most recent quarterly report on Form 10-Q, dated May 8, 2007, each of which has been filed with the Securities and Exchange Commission. Such annual report and such quarterly report are incorporated by reference into this proxy statement/prospectus.

Recent Developments

On May 11, 2007, Renasant sold 2,400,000 shares of its common stock at an offering price of $22.50 per share through a firm commitment underwritten public offering of its common stock. Renasant received approximately $50.5 million in net proceeds from the offering (after deducting underwriting discounts and commissions and the expenses of the offering payable by Renasant). Renasant expects to use the net proceeds from this sale of its common stock, together with cash on hand, if necessary, to pay the cash portion of the merger consideration to Capital stockholders in the merger.

Renasant also granted the underwriters an option to purchase up to an additional 360,000 shares of its common stock to cover over-allotments, if any. The option is exercisable at any time by the underwriters within 30 days of the completion of the offering. As of the date of this proxy statement/prospectus, the underwriters had not yet exercised this option.

INFORMATION CONCERNING BUSINESS OF CAPITAL BANCORP, INC.

Information with respect to Capital can be found in Capital’s most recent annual report on Form 10-K, dated March 8, 2007, as amended by amendment number one to Annual Report on Form 10-K for the year ended December 31, 2006, dated March 9, 2007 and as further amended by amendment number two to annual report on Form 10-K for the year ended December 31, 2007, dated April 30, 2007, and its most recent quarterly report on Form 10-Q, dated May 9, 2007, each of which has been filed with the Securities and Exchange Commission. Such annual report, as amended, is incorporated by reference into this proxy statement/prospectus.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CAPITAL AND RENASANT

This section of the proxy statement/prospectus describes material differences between the current rights of the holders of Capital common stock and rights those stockholders will have as Renasant stockholders following the merger. The following discussion is intended only to highlight material differences between the rights of corporate stockholders under Mississippi law and Tennessee law generally and specifically with respect to Capital stockholders and the holders of Renasant common stock pursuant to the organizational documents of Capital and Renasant. The discussion does not constitute a complete comparison of the differences between the rights of such holders or the provisions of the Tennessee Business Corporation Act (“TBCA”), the Mississippi Business Corporation Act (the “MBCA”), Renasant’s articles of incorporation, Renasant’s bylaws, Capital’s charter or Capital’s bylaws.

The rights of the holders of Capital common stock are governed by Tennessee law, Capital’s charter and Capital’s bylaws. Upon completion of the merger, the rights of the holders of Capital common stock who become Renasant stockholders as a result of the merger will be governed by Mississippi law and by Renasant’s articles of incorporation and Renasant’s bylaws.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of Renasant common stock and the holders of Capital common stock, the identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the TBCA, the MBCA, the articles of incorporation and bylaws of Renasant and the charter and bylaws of Capital.

Summary of Material Differences of the Right of Renasant and Capital Stockholders (a more complete description of the items in this chart immediately follows)

	Renasant	Capital
Authorized Capital Stock	• 75,000,000 shares of common stock • 5,000,000 shares of preferred stock	• 20,000,000 shares of common stock • 20,000,000 shares of preferred stock

Dividends and Other Distribution	• Subject to statutory and regulatory restrictions	• Subject to statutory and regulatory restrictions

Board of Directors	• Minimum size is seven. • Maximum is twenty. • Board is classified into three classes. Approximately one-third of the directors are elected at each year’s annual meeting.	• Minimum is three. • Maximum is twenty-five. • Board is classified into three classes. Approximately one-third of the directors are elected at each year’s annual meeting.

Shareholder Nominations and Shareholder Proposals

•        Bylaws establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors.

•        Proposals must comply with Rule 14a-8 under the Securities Exchange Act.

•        Bylaws establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors.

•        Proposals must comply with Rule 14a-8 under the Securities Exchange Act.

Election of Directors	• Cumulative voting is not permitted.	• Cumulative voting is not permitted.

Removal of Directors	• The MBCA provides that directors may be removed with or without cause.	• The charter of Capital provides that directors may be removed only for cause and that a director may not be removed without cause.

Special Meetings of Stockholders	• Under the MBCA, special meetings of stockholders may be called for any purpose by the board of directors or by a stockholder owning at least 10% of the capital stock of Renasant.

•        Under Capital’s charter, special meetings may be called by the Chairman of the Board, the Chief Executive Officer, by a vote of 80% of the Board of Directors or by stockholders owning at least 75% of the stock of Capital.

Indemnification	• Renasant will indemnify directors and officers against liabilities arising out of his or her status as a director subject to certain exceptions.	• Capital will indemnify directors and officers against liabilities arising out of his or her status as a director subject to certain exceptions.

Limitations on Liability of Directors	• Directors have no personal liability for monetary damages for certain breaches of duty as a director.	• Directors have no personal liability for monetary damages for certain breaches of duty as a director.

	Renasant	Capital
Anti-Takeover Statutes

•        Renasant’s articles of incorporation contain a “fair price” provision.

•        The MBCA also contains laws relating to business combinations, the Shareholder Protection Act and the Control Share Act. Neither of these laws applies to Renasant because Renasant is a bank holding company.

•        Capital has opted in to the protections provided by the Tennessee Investor Protection Act, the Tennessee Business Combination Act, the Tennessee Control Share Acquisition Act, the Tennessee Authorized Corporation Protection Act and the Tennessee Greenmail Act.

Shareholder Rights Plan	• Renasant does not have a shareholder rights plan.	• Capital does have a shareholder rights plan.

Vote on Extraordinary Corporate Transactions

•        Under the MBCA, a merger, share exchange, sale, lease, exchange or other disposal of all or substantially all of Renasant’s assets or the dissolution of Renasant is approved if the votes cast in favor of the transaction exceed the votes cast against the transaction, except approval of a merger by stockholders of the surviving company is not required under certain circumstances.

•        Under Capital’s charter, a merger, share exchange, sale, lease, exchange or other disposal of all or substantially all of Capital’s assets or the dissolution of Capital requires the approval of 75% of the outstanding stock of Capital unless 75% of the directors affirmatively recommend the transaction, in which case approval by a majority of the outstanding shares of each class entitled to vote on the transaction is required.

Appraisal/Dissenters’ Rights

•        The MBCA entitles a stockholder to appraisal rights and to obtain the payment of the fair value of that holder’s shares upon the occurrence of specified corporate actions, including a merger or share exchange. However, the MBCA provides that these appraisal rights are not available to the holders of shares which are listed on The NASDAQ Global Select Market, such as Renasant’s shares, subject to certain exclusions.

• Dissenters’ rights as provided by Chapter 23 of the TBCA as described in this proxy statement prospectus.

Amendments to Articles of Incorporation/Charter	• Articles generally may be amended if the votes cast in favor of the amendment exceed the votes cast against the amendment, subject to specified exceptions.	• Charter generally may be amended by a majority of the outstanding shares subject to specified exceptions.

	Renasant	Capital
Amendments to Bylaws

•        Under the MBCA, a corporation’s stockholders or the directors may amend the bylaws, except that a bylaw that increases a quorum or voting requirement for the board of directors may only be amended or repealed by the party that adopted such bylaw.

• Bylaws generally may be amended by a majority vote subject to specified exceptions.

Action without a Meeting	• The MBCA allows any action required or permitted to be taken at a meeting of the stockholders of Renasant to be taken by a unanimous written consent of all of the stockholders of Renasant.	• The charter of Capital allows any action required or permitted to be taken at a meeting of the stockholders of Capital to be taken by a unanimous written consent of all stockholders of Capital.

Authorized Capital Stock

Renasant

Renasant’s authorized capital stock consists of 75,000,000 shares of common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Renasant’s Articles of Incorporation authorize the Renasant board of directors to issue shares of Renasant preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of Renasant preferred stock in each series. As of May 11, 2007, there were 17,960,006 shares of Renasant common stock outstanding. No shares of Renasant preferred stock were issued and outstanding as of that date.

Capital

Capital’s authorized capital stock consists of 20,000,000 shares of Capital common stock, no par value, and 20,000,000 shares of Capital preferred stock, no par value. As of May 11, 2007, there were 3,671,179 shares of Capital common stock outstanding. No shares of Capital preferred stock were issued and outstanding as of that date.

Dividends and Other Distributions

Renasant

The MBCA prohibits a Mississippi corporation from making any distributions to stockholders, including the payment of cash dividends, that would render the corporation unable to pay its debts as they become due in the usual course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. The ability of Renasant to pay distributions to holders of Renasant common stock will depend to a large extent upon the amount of the dividends its received from Renasant Bank, its subsidiary, which is subject to restrictions and post by regulatory authorities, pays to Renasant. The approval of the Mississippi Department of Banking and Consumer Finance is required prior to Renasant Bank paying dividends, which are limited to earned surplus in excess of three times capital stock.

Capital

The TBCA prohibits a Tennessee corporation from making any distributions to stockholders, including the payment of cash dividends, if after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Capital’s ability to pay distributions is likewise dependent upon the amount of dividends it receives from its bank subsidiary.

Board of Directors

Renasant

Renasant’s bylaws provide for a board of directors consisting of not less than seven nor more than 20 members as determined from time to time by resolution of a majority of the members of the Renasant board of directors prior to each regular annual meeting of stockholders. Currently, the Renasant board of directors consist of 17 directors. The board of directors of Renasant is classified into three classes. Approximately one-third of the directors of Renasant are elected at each year’s annual meeting of stockholders.

Capital

Capital’s charter provides for a board consisting of not less than three nor more than 25 members as determined from time to time by resolution of a majority of the members of the Capital board of directors. Currently, the Capital board of directors consist of five directors. The board of directors is classified into three classes. Approximately one-third of the directors of Capital are elected at each year’s annual meeting of stockholders.

Stockholder Nominations and Stockholder Proposals

Renasant

Renasant’s bylaws establish advance notice procedures for stockholders proposals and the nomination, other than by or at the direction of the Renasant board of directors or one of its committees, of candidates for election as directors. Renasant’s bylaws provide that a stockholder wishing to nominate a candidate for election to the Renasant board must, in the case of an annual meeting, submit the nomination in writing to the Secretary of Renasant at least 90 days but no more than 120 days in advance of the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders, and, in the case of a special meeting, submit the notification not earlier than 120 days prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made on the date of the special meeting. The notification must contain biographical information about the candidate and the stockholder’s name, share holdings and any other material interest of the stockholder in the nomination. Nominations that are not made in accordance with the foregoing provision may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a stockholder intending to make a proposal for consideration at a regularly scheduled annual meeting or special meeting of stockholders must notify the secretary of Renasant within the same timeframe as for director nominations. The notice for a stockholder proposal generally must contain a brief description of the proposal; the name, address and share holdings of the stockholder submitting the proposal; and any material interest of the stockholder in the proposal.

In accordance with the Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Renasant at least 120 days before the anniversary of the date on which the previous year’s proxy statement is first mailed to stockholders. As provided in rules promulgated under the Exchange Act, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before Renasant begins to print and mail its proxy materials.

Capital

Capital’s charter establishes advance notice procedures for stockholder proposals and nominations, other than by or at the direction of the Capital board of directors or one of its committees, of candidates for election as directors. Capital’s charter provides that a stockholder wishing to nominate a candidate for election to the Capital board of directors must, in the case of an annual meeting, submit the nomination in writing to the secretary of Capital at least 60 but no more than 90 days in advance of the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders, and, in the case of a special meeting, submit the notification no later than the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. The notification must contain biographical information about the candidate and the stockholder’s name, share holdings and any other material interest of the stockholder in the nomination. Nominations that are not made in accordance with the foregoing provision may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a stockholder intending to make a proposal for consideration at a regularly scheduled annual meeting or special meeting of stockholders must notify the Secretary of Capital of such proposal not less than 60 nor more than 90 days prior to the meeting, provided, that in the event that less than 60 days’ notice or public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the date on which such notice of the meeting was mailed or such public disclosure was made. The notice for a stockholder proposal generally must contain a brief description of the proposal; the name, address and share holdings of the stockholder submitting the proposal; and any material interest of the stockholder in the proposal.

Stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting in accordance with Rule 14a-8 under the Exchange Act are subject to similar restrictions described above for Renasant.

Removal of Directors

Renasant

The MBCA provides that stockholders may remove one or more directors with or without cause if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director.

Capital

Capital’s charter provides that directors may be removed for cause by the affirmative vote of at least 75% of the entire board of directors or by the affirmative vote of 75% of the outstanding shares of stock of Capital. Directors may not be removed without cause.

Indemnification

Renasant

Renasant’s bylaws requires Renasant to indemnify its directors and officers in connection with any proceeding against such directors and officers if such directors and officers conducted himself or herself in good faith and reasonably believed that any conduct in such directors’ or officers’ official capacity was in the best interest of Renasant, and in all other cases, such directors’ and officers’ conduct was at least not opposed to the best interest of Renasant, or in any criminal proceeding, such directors or officers had no reasonable cause to believe their conduct was unlawful. Unless ordered by a court, no indemnification shall be made in respect to any liability in connection with a proceeding in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the standard of conduct described in the immediately preceding sentence, or any proceeding with respect to conduct for which the director or officer was adjudged liable on the basis that such director or officer received a financial benefit to which such director or officer was not entitled, whether or not involving action in such director’s or officer’s official capacity. A director or officer who is a party to a proceeding may apply to the court conducting the proceeding, or to another court, for indemnification or advance for expenses. After the receipt of such application, the court shall (1) order indemnification if the court determines that the director or officer is entitled to mandatory indemnification under applicable provisions of the MBCA, (2) order indemnification or advance for expenses if the court determines that the director or officer is entitled to indemnification or advance for expenses as provided in the bylaws of Renasant or (3) order indemnification or advance for expenses if the court determines that in view of all relevant circumstances it is fair and reasonable to indemnify such officer or director or to advance such expenses to such officer or director even if such officer or director has not met the standard of conduct described above. Renasant is required to indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party against reasonable expenses incurred by such director or officer in the proceeding. Renasant is required to advance funds to pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding except in limited circumstances described in the bylaws of Renasant. Renasant may purchase and maintain insurance on behalf of its directors and officers against any liability asserted against such person and incurred by such person in such capacity or arising out of such person’s status as a director or officer of Renasant.

Capital

Capital’s charter requires Capital to indemnify its directors and officers to the fullest extent permitted by the TBCA against liabilities arising out of his or status as a director or officer. The TBCA permits a corporation to indemnify or agree to indemnify an individual who is or was a director, officer, employee or agent against liability and expenses in any proceeding including a proceeding brought on behalf of the corporation itself arising out of their status as such or their activities in any of the foregoing capacities, except for activities which were at the time taken known or believes by him or her to be clearly in conflict with the best interest of the corporation. Further, the TBCA requires a corporation to indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

Limitations on Liability of Directors

Renasant

The articles of incorporation and bylaws of Renasant are silent on the subject of limitation of a director’s liability. The MBCA provides that a director shall not be liable to a corporation or its stockholders for any decision to take or not take action, or any failure to take any action, as a director, unless the party asserting liability in a proceeding establishes specified information. The party must show that (1) the director was a party to or had a direct or indirect financial interest in a transaction and the transaction was not approved in accordance with the MBCA and (2) the challenged conduct consisted or was a result of (A) action not in good faith; (B) a decision which the director did not reasonably believe to be in the best interest of the corporation or as to which the director was not informed to an extent the director reasonably believed appropriate in the circumstances; (C) a lack of objectivity due to the director’s familial, financial or business relationship with, or lack of independence due to the director’s domination or control by another person having a material interest in the challenged conduct which relationship, domination or control could reasonably be expected to have affected the director’s judgment respecting the challenged conduct in a manner adverse to the corporation, and after a reasonable expectation to such effect has been established, the director shall not have established that the challenged conduct was reasonably believed by the director to be in the best interests of the corporation; (D) a sustained failure of the director to be informed about the business and affairs of the corporation, or other material failure of the director to discharge the oversight functions; or (E) receipt of a financial benefit to which the director was not entitled or any other benefit of the director’s duties to deal fairly with the corporation and its stockholders that is actionable under law.

Capital

Capital’s charter provides that no director of Capital shall be personally liable to Capital or its stockholders for monetary damages for breach of his or her duty of care or other duties as a director to the maximum extent permitted by the TBCA.

Anti-Takeover Statutes

Renasant

Renasant’s articles of incorporation contain a “fair price” provision. The MBCA also contains laws relating to business combinations, the Shareholder Protection Act and the Control Share Act. Neither of these laws applies to Renasant because Renasant is a bank holding company.

Capital

Provisions in Tennessee law could make it harder for someone to acquire Capital through a tender offer, proxy contest or otherwise.

Tennessee Investor Protection Act. The Tennessee Investor Protection Act places limitations on takeover proposals by stockholders beneficially owning 5% or more of any class of equity securities of a Tennessee corporation. The Tennessee Investor Protection Act does not apply to Capital because it is a bank holding company.

Tennessee Business Combination Act. The Tennessee Business Combination Act generally prohibits a “business combination” by Capital or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Capital or a subsidiary can, however, enter into a business combination with an interested shareholder within that period if, before the interested shareholder became such, Capital’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fairness provisions of the Tennessee Business Combination Act or is approved by two-thirds of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Capital stock.

A corporation may enact a charter or bylaw amendment to remove itself entirely from the Tennessee Business Combination Act. Such amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote and cannot become operative until two years after the vote. Capital has not enacted such an amendment and, as a result, the Tennessee Business Combination Act is applicable to Capital.

Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act generally provides that shares acquired by a person under certain circumstances which, when added to other shares owned such person, would bring such person’s effective control to one-fifth, one-third, or a majority of all voting power in the election of Capital’s directors, termed “control shares,” shall not have any voting rights. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of Capital’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of Capital’s directors, then Capital’s other shareholders may require Capital to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is only applicable to corporations whose charters or bylaws expressly “opt in” to the act. The Capital charter contains a specific provision declaring that Capital is governed by the Tennessee Control Share Acquisition Act.

Tennessee Greenmail Act. The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Capital may not purchase any of its shares at a price above the “market value” of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Capital or Capital makes an offer, of at least equal value per share, to all shareholders of such class. For the purposes of the Tennessee Greenmail Act, “market value” means the average of the highest and lowest closing market price for such shares during the thirty (30) trading days preceding the purchase and sale of the shares subject to this section.

Shareholder Rights Plan

Renasant

Renasant does not have a shareholder rights plan.

Capital

Capital has adopted a Shareholders Rights Agreement (the “Rights Agreement”) pursuant to which one common share purchase right (a “Right”) trades with each outstanding share of Capital’s Common Stock (the “Common Shares”). Except as described below, each Right entitles the registered holder to purchase from Capital, at any time after the Distribution Date (as defined below), one Common Share at a price per share of $45, subject to adjustment (the “Purchase Price”).

Initially the Rights attach to all certificates representing Common Shares. The Rights will separate from the Common Shares upon the earliest to occur of (1) ten days after the public announcement of a person’s or group of affiliated or associated persons’ having acquired beneficial ownership of 10% or more of the outstanding Common Shares (such person or group being hereinafter referred to as an “Acquiring Person”); or (2) ten days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group’s becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”).

The Rights are not exercisable until the Distribution Date. The Rights will expire on July 18, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Capital, in each case, as described below.

In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the board of directors determines to be adequate and in the best interests of Capital, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a “Permitted Offer”)), each holder of a Right will thereafter have the right (the “Flip-In Right”) to acquire a Common Share for a purchase price equal to 15% of the then current market price, or at such greater price as the Rights Committee shall determine (not to exceed 33.3% of such current market price). Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

In the event that, at any time following the Distribution Date, (1) Capital is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (2) more than 50% of Capital’s assets or earning power is sold or transferred, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder’s having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holders having a Flip-Over Right subsequent to a transaction resulting in a holders having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holders Flip-In Rights have not been exercised.

At any time prior to the time a person becomes an Acquiring Person, the board of directors of Capital may redeem the Rights in whole, but not in part, at a price of $.0005 per Right, subject to adjustment by the Rights Committee at a price between $.0005 and $.005 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the board of directors in its sole discretion may establish.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Vote on Extraordinary Corporate Transactions

Renasant

Under the MBCA, a merger, share exchange, sale, lease, exchange or other disposal of all or substantially all of Renasant’s assets or the dissolution of Renasant is approved if the votes cast in favor of the transaction exceeds the votes cast against the transaction, except approval of a merger by stockholders of the surviving company is not required in the instances specified in the MBCA.

Capital

Capital’s charter provides that the affirmative vote of the holders of 75% or more of the outstanding shares of stock of Capital is required to authorize any merger, share exchange, consolidation, sale, lease or other disposition of all or substantially all of Capital’s assets or any dissolution or liquidation of Capital, provided, however, that if at least 75% of the entire board of directors of Capital shall adopt a resolution affirmatively recommending such proposed transaction to the stockholders of Capital, and directing that it be submitted to a vote at a meeting of the stockholders, then such transaction shall be approved upon receipt of the affirmative vote of a majority of the outstanding shares of stock of Capital entitled to vote thereon.

Appraisal/Dissenters’ Rights

Renasant

The MBCA entitles a stockholder to appraisal rights and to obtain the payment of the fair value of that holder’s shares upon the occurrence of specified corporate actions, including a merger or share exchange. However, the MBCA provides that these appraisal rights are not available to the holders of shares which are listed on The NASDAQ Global Select Market, such as Renasant’s shares. This exclusion does not apply in the following situations: (1) where the corporate action requires the holders of such shares to accept for their shares anything other than cash or shares of any class or series of shares of any corporation, or any other proprietary interests of any other entity, that is either a public company or has less than 2,000 stockholders and the outstanding shares have a market value of at least $20,000,000; (2) the shares or assets of Renasant are being acquired by a person owning 20% or more of the voting power of Renasant or having the power to elect 25% or more of the board of directors; or (3) the shares or assets of Renasant are being required by a senior executive or director of Renasant who will receive as a result of the corporate action a financial benefit not generally available to other stockholders of Renasant common stock, with some exceptions. In the event that any of the foregoing situations occur such that a holder of Renasant common stock is allowed to exercise rights to appraisal, such rights are not materially different from the appraisal rights afforded a holder of Capital common stock.

Capital

The dissenters’ rights provided to a holder of Capital pursuant to Chapter 23 of the TBCA are described above under the caption “The Merger—Dissenters’ Rights”.

Amendments to Articles of Incorporation/Charter

Renasant

Renasant’s articles of incorporation provide that the articles of incorporation may be amended if the votes cast in favor of the amendment exceed the votes cast against the amendment provided, however, that the affirmative vote of not less than 80% of the outstanding common stock of Renasant is required to amend or repeal the provisions of the articles of incorporation that establish a classified board of directors or pertain the fair price provisions in the articles of incorporation.

Capital

Generally, the charter of Capital may be amended by a majority of a voting group with respect to which the amendment would create dissenters rights and, with respect to all other voting groups, if the votes in favor of the amendment exceed the votes against the amendment. The Capital charter provides, however, that specified provisions of the charter may be amended only by a vote of 75% or more of the outstanding shares of stock of Capital entitled to vote thereon unless at least 75% of the entire board of directors shall adopt a resolution setting forth the proposed amendment to such sections of the charter and directing that it be submitted to a vote at a meeting of the stockholders, in which event such amendment must be approved by the affirmative vote of the holders of a majority of the outstanding shares of stock of Capital entitled to vote thereon.

EXPERTS

The consolidated financial statements of Renasant Corporation and its subsidiaries as of December 31, 2006 and 2005 and for the two-year period ended December 31, 2006 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 have been audited by HORNE LLP, independent registered public accountants, as stated in their report incorporated herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Renasant Corporation for the year ended December 31, 2004, included in Renasant’s Annual Report (Form 10-K) for the year ended December 31, 2006, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Porter Keadle Moore, LLP, independent registered public accountants, have audited the consolidated financial statements of Capital included in the Capital Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement.

Maggart & Associates, P.C., independent registered public accountants, have audited the consolidated financial statements of Capital included in the Capital Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2005 and for each of the years in the two-year period ended December 31, 2005, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement.

LEGAL MATTERS

The validity of the Renasant common stock to be issued pursuant to the merger will be passed upon by Phelps Dunbar LLP, Renasant outside legal counsel. The federal income tax consequences of the merger also will be passed upon for Renasant by Phelps Dunbar LLP. William M. Beasley, a partner of Phelps Dunbar LLP, is a director of Renasant. Phelps Dunbar LLP also provides legal advice to Renasant on a regular basis. As of the date of this proxy statement/prospectus, members of Phelps Dunbar LLP participating in the matters described in this paragraph as being passed upon by Phelps Dunbar LLP for Renasant owned an aggregate of approximately 49,131 shares of Renasant common stock.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF STOCKHOLDERS

Capital will hold its 2007 annual meeting of stockholders only if the merger is not consummated. However, if the merger is not consummated and Capital does hold its annual meeting in 2007, stockholders will be entitled to propose matters for inclusion in Capital’s proxy statement for such meeting. In such a case, the annual meeting will be held more than 30 days after the anniversary date of the 2006 annual meeting. As a result, proposals to be considered for inclusion in Capital’s proxy statement must be delivered to Capital within a reasonable time before it begins to print and mail its proxy materials for the annual meeting. Such proposals also will need to comply with Securities and Exchange Commission regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

John W. Gregory, Jr.

Capital Bancorp, Inc.

P. O. Box 24120

Nashville, Tennessee 37202

For a stockholder proposal that is not intended to be included in Capital’s proxy statement under Rule 14a-8, the stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Capital common stock to approve that proposal, provide the information required by Capital’s bylaws and give timely notice to Capital’s Corporate Secretary in accordance with Capital’s bylaws, which, in general, require that the notice be received by the Corporate Secretary:

•	Not earlier than 90 days before the meeting, and

•

Not later than 60 days before the meeting; provided that if less than 60 days notice or prior public disclosure of the date of the meeting is given to stockholders, notice or a stockholder proposal must be received by the Corporate Secretary no later than 10 days after notice of the meeting is mailed or public disclosure is made.

If the date of the stockholder meeting is moved more than 30 days before or 60 days after the anniversary of the Capital annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in Capital’s proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

•	90 days prior to the meeting; and

•	10 days after public announcement of the meeting date.

WHERE YOU CAN FIND MORE INFORMATION

Renasant and Capital each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Renasant or Capital files with the SEC at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Renasant’s and Capital’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Renasant are also found on Renasant’s website, www.renasant.com, under the link “Investor Relations.” Reports, proxy statements and other information concerning Capital are also found on Capital’s website, www.capitalbk.com, under the link “About Us; Corporate Information”.

Renasant filed a registration statement on Form S-4 to register with the SEC the shares of Renasant common stock to be issued to Capital stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Renasant and a proxy statement of Capital for the Capital special meeting.

The SEC allows Renasant and Capital to “incorporate by reference” information into this proxy statement/prospectus, which means that Renasant and Capital can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Renasant and Capital have previously filed with the SEC. These documents contain important information about Renasant and its business and about Capital and its business.

Renasant SEC Filings (File No. 001-13253)

1.	Annual Report on Form 10-K for the year ended December 31, 2006 filed on March 7, 2007;

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed on May 10, 2007;

3.	Current Report on Form 8-K filed on January 5, 2007 announcing the adoption by Renasant Bank of its Executive Deferred Income Plan and its Directors’ Deferred Fee Plan;

4.	Current Report on Form 8-K filed on January 17, 2007 announcing the financial results of Renasant for the quarter ended December 31, 2006 and the year ended December 31, 2006;

5.	Current Report on Form 8-K filed on February 5, 2007 announcing the signing of a definitive agreement to acquire Capital and Capital Bank;

6.	Current Report on Form 8-K filed on March 6, 2007 announcing the signing of amendment number one to the definitive agreement to acquire Capital and Capital Bank;

7.	Current Report on Form 8-K filed on April 18, 2007 announcing the financial results of Renasant for the quarter ended March 31, 2007;

8.	Current Report on Form 8-K filed on May 8, 2007 announcing the pricing of Renasant’s public offering of 2.4 million shares of its common stock;

9.	Current Report on Form 8-K filed on May 9, 2007 announcing the imposition of a blackout period on Renasant’s directors and executive officers; and

10.	Current Report on Form 8-K filed May 11, 2007 announcing the completion of Renasant’s public offering of 2.4 million shares of its common stock.

11.	The description of Renasant’s common stock contained in Renasant’s Registration Statement on Form 8-A filed with the SEC on April 28, 2005 as amended by Amendment No. 1 to Form 8-A Registration Statement filed with the SEC on April 19, 2007, and including any other amendments or reports filed for the purpose of updating such description.

Renasant also incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the Capital special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, information furnished by Renasant under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this proxy statement/prospectus.

You can obtain any of the documents related to Renasant and incorporated by reference in this proxy statement/prospectus, other than exhibits to those documents, without charge by requesting them in writing, as follows:

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804

Attention: Stuart R. Johnson

Telephone: (662) 680-1472

If you would like to request any of the above documents, please do so prior to June 20, 2007, in order to receive them before the Capital special meeting.

Capital SEC Filings (File No. 000-51114)

1.	Annual Report on Form 10-K for the year ended December 31, 2006 filed on March 8, 2007;

2.	Amendment Number One to Annual Report on Form 10-K for the year ended December 31, 2006 filed on March 9, 2007;

3.	Amendment Number Two to Annual Report on Form 10-K for the year ended December 31, 2006 filed on April 30, 2007;

4.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed on May 9, 2007;

5.	Current Report on Form 8-K filed on January 24, 2007 announcing the financial results of Capital for the quarter ended December 31, 2006 and the year ended December 31, 2006;

6.	Current Report on Form 8-K filed on February 6, 2007 announcing the signing of a definitive agreement pursuant to which Capital and Capital Bank and will be acquired by Renasant and Renasant Bank, respectively;

7.	Current Report on Form 8-K filed on March 7, 2007 announcing the signing of amendment number one to the definitive agreement pursuant to which Capital and Capital Bank will be acquired by Renasant and Renasant Bank, respectively;

8.	Current Report on Form 8-K filed on April 17, 2007 announcing the financial results of Capital for the quarter ended March 31, 2007; and

9.	Current Report on Form 8-K filed on April 20, 2007 filing a letter to Capital stockholders from R. Rick Hart regarding the merger with Renasant.

Capital also incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the Capital special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, information furnished by Capital under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference into this proxy statement/prospectus.

You can obtain any of the documents related to Capital and incorporated by reference in this proxy statement/prospectus, other than exhibits to those documents, without charge by requesting them in writing, as follows:

Capital Bancorp, Inc.

P. O. Box 24120

Nashville, Tennessee 37202

Attention: Sally P. Kimble

Telephone: (615) 327-9000

If you would like to request any of the above documents, please do so prior to June 20, 2007, in order to receive them before the Capital special meeting.

Capital has supplied all information contained in this proxy statement/prospectus relating to Capital, and Renasant has supplied all such information relating to Renasant.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the Capital special meeting. Capital and Renasant have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 24, 2007. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to Capital’s stockholders nor the issuance of Renasant common stock in the merger will create any implication to the contrary.

This proxy statement/prospectus contains a description of the representations and warranties made in the merger agreement. Representations and warranties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference herein. These representations and warranties have been made solely for the benefit of the other party to such contracts and documents, may be subject to important qualifications and limitations agreed to by the contracting parties, and may not be complete, and such representations and warranties should not be relied on by any other person. In addition, the representations and warranties contained in the merger agreement:

•

have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

ANNEX A-1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RENASANT CORPORATION,

RENASANT BANK,

CAPITAL BANCORP, INC.

AND

CAPITAL BANK

DATED FEBRUARY 5, 2007, AS AMENDED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RENASANT CORPORATION,

RENASANT BANK,

CAPITAL BANCORP, INC.,

AND

CAPITAL BANK & TRUST COMPANY

DATED February 5, 2007

Annex A-1 - Page 2

Annex A-1 - Page 3

3.23	Loans	27
3.24	Investments	28
3.25	Employees; Compensation	28
3.26	Tax and Regulatory Matters	29
3.27	Intellectual Property	29
3.28	Community Reinvestment Compliance	30
3.29	No Existing Discussions	30
3.30	Certain Business Practices	30
3.31	Continuity of Business Enterprise	30
3.32	Full Disclosure	30
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF ACQUIROR	31
4.1	Corporate Organization	31
4.2	Authority; No Violation	32
4.3	Financial Statements	33
4.4	Absence of Certain Changes or Events	34
4.5	Legal Proceedings	34
4.6	Acquiror Information	34
4.7	Deposit Insurance and Other Regulatory Matters	34
4.8	Capital; Acquiror Shares	34
4.9	Broker Fees	35
4.10	Securities Documents and Regulatory Reports	35
4.11	Compliance with Applicable Law	35
4.12	Full Disclosure	36
4.13	NASDAQ	36
4.14	Tax and Regulatory Matters	36
4.15	Capitalization	36
4.16	Material Contracts	36
4.17	Access to Funds	36
ARTICLE V	COVENANTS OF THE PARTIES	36
5.1	Conduct of the Business of Seller	36
5.2	Negative Covenants of Seller	37
5.3	No Solicitation	39
5.4	Negative Covenants of Acquiror	41
5.5	Current Information	42
5.6	Access to Properties and Records; Confidentiality	42
5.7	Regulatory Matters	43
5.8	Approval of Stockholders	43
5.9	Further Assurances	44
5.10	Disclosure Supplements	44
5.11	Public Announcements	44
5.12	Failure to Fulfill Conditions	44
5.13	Certain Post-Merger Agreements	45
5.14	Takeover Laws; No Rights Triggered	48
5.15	Preparation of Registration Statement	48
5.16	Affiliates	49
5.17	Adjustment for Changes in Outstanding Shares	49

Annex A-1 - Page 4

5.18	Adoption of Accounting Policies	49
5.19	Covenant to Close	49
5.20	Certain Agreements	49
5.21	Hold Harmless	50
5.22	Seller Indebtedness	50
ARTICLE VI	CLOSING CONDITIONS	51
6.1	Conditions to the Parties’ Obligations under this Agreement	51
6.2	Conditions to the Obligations of Acquiror and Acquiror Sub under this Agreement	52
6.3	Conditions to the Obligations of Seller and Seller Subsidiary under this Agreement	53
ARTICLE VII	TERMINATION, AMENDMENT AND WAIVER, ETC.	53
7.1	Termination	53
7.2	Effect of Termination	55
7.3	Amendment, Extension and Waiver	56
7.4	Termination Fees	56
ARTICLE VIII	MISCELLANEOUS	57
8.1	Expenses	57
8.2	Survival	57
8.3	Notices	57
8.4	Parties in Interest	58
8.5	Complete Agreement	58
8.6	Counterparts	59
8.7	Governing Law	59
8.8	Interpretation	59
8.9	Enforcement	59

Schedules:

Schedule 5.13(b) [omitted but available upon request]
Schedule 5.16 [omitted but available upon request]
Schedule 5.20-A
Schedule 5.20-B
Schedule 5.20-C
Schedule 5.20-D
Schedule 5.20-E
Schedule 5.20-F

Exhibits:

Exhibit A	Parent Merger Documents [see Annex A-2]
Exhibit B	Subsidiary Merger Documents [omitted but available upon request]

Annex A-1 - Page 5

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (“Agreement”), dated as of February 5, 2007, by and among Renasant Corporation, a Mississippi corporation (“Acquiror”), and Renasant Bank, a Mississippi banking association (“Acquiror Sub”), on the one hand, and Capital Bancorp, Inc., a Tennessee corporation (“Seller”), and Capital Bank & Trust Company, a Tennessee banking association (“Seller Subsidiary”), on the other hand. Each of Acquiror, Acquiror Sub, Seller and Seller Subsidiary is a party (“party”) hereto, and one or more of them are parties (“parties”) to this Agreement as the context may require.

WITNESSETH:

WHEREAS, the Boards of Directors of Acquiror and Seller each have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transactions provided for herein, including the merger of Seller with and into Acquiror subject to the terms and conditions set forth herein;

WHEREAS, the Boards of Directors of Acquiror Sub and Seller Subsidiary each have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transactions provided in the Subsidiary Agreement (as hereinafter defined) and herein, including the merger of Seller Subsidiary with and into Acquiror Sub, subject to the term and conditions set forth therein and herein; and

WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), Seller shall be merged with and into Acquiror (the “Parent Merger”) in accordance with the Mississippi Business Corporation Act (the “MBCA”) and the Tennessee Code Annotated (the “TCA”) with Acquiror as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller shall terminate. The Parent Merger shall in all respects have the effects provided in Section 1.5.

(b) Subject to the terms and conditions of this Agreement, immediately after the Effective Time of the Parent Merger Seller Subsidiary shall be merged with and into Acquiror Sub (the “Subsidiary Merger” and together with the Parent Merger, the “Mergers”) in accordance with the Mississippi Code of 1972, as amended, and the TCA, with Acquiror Sub as the surviving corporation (hereinafter sometimes called the “Subsidiary Surviving Corporation”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller Subsidiary shall terminate. The Subsidiary Merger shall in all respects have the effects provided in Section 1.5.

1.2 Effective Time. The Parent Merger shall become effective on the date and at the time that the Plan of Merger is filed with the Secretary of State of the State of Mississippi pursuant to Section 79-4-11.06 of the

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MBCA and Articles of Merger are filed with the Secretary of State of the State of Tennessee pursuant to Section 48-21-107 of the TCA substantially in the form attached hereto as Exhibit A (collectively, the “Parent Merger Documents”), unless a later date and time is specified as the effective time in such documents, provided that the parties shall cause the Parent Merger to be effective no later than the day following the date on which the Closing occurs (the “Effective Time”); provided, however, that in no event will the Parent Merger Documents be filed prior to July 1, 2007. The Subsidiary Merger shall become effective upon the later of the dates and times specified in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”) and the Certificate of Approval issued by the Tennessee Department of Financial Institutions (“TDFI”) based on the Plan of Merger filed with the MCB and thereafter with the Mississippi Secretary of State and the Articles of Merger filed with the TDFI and thereafter the Tennessee Secretary of State, respectively, substantially in the forms attached hereto as Exhibit B (collectively, the “Subsidiary Merger Documents” and together with the Parent Merger Documents, the “Merger Documents”). A closing (the “Closing”) shall take place at 10:00 a.m. on the fifth Business Day (the “Closing Date”) following the receipt of all necessary approvals and consents of any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Mergers specified in Article VI of this Agreement (other than the delivery of certificates, instruments and documents to be delivered at the Closing), at the offices of Acquiror, or at such other place, at such other time or on such other date as the parties may mutually agree upon, provided, however, that in no event shall the Closing occur prior to July 1, 2007 and further provided, that if the Closing occurs at anytime after July 1, 2007, the Closing shall occur on the first day of the next month after the date on which all conditions to closing described in this sentence are satisfied. For purposes of this Agreement, a Business Day (“Business Day”) is any day, other than a Saturday, Sunday or any other day that banks located in the State of Tennessee or in the State of Mississippi are not permitted or required to be closed. At the Closing, there shall be delivered to Acquiror, Acquiror Sub, Seller and Seller Subsidiary the certificates and other documents required to be delivered under Article VI hereof.

1.3 The Articles of Incorporation and Bylaws of the Surviving Corporation and the Subsidiary Surviving Corporation. The Articles of Incorporation and the Bylaws of Acquiror and Acquiror Sub shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation and the Surviving Subsidiary Corporation, respectively, until thereafter changed or amended as provided therein or by applicable law.

1.4 Directors and Officers.

(a) Immediately after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Acquiror in office immediately prior to the Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation. In addition, Acquiror agrees that three current board members of Seller’s board of directors reasonably acceptable to Acquiror shall be appointed to Acquiror’s board of directors immediately after the Effective Time. The officers of Acquiror shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation.

(b) Immediately after the effective time of the Subsidiary Merger, the directors of the Subsidiary Surviving Corporation shall consist of the directors of Acquiror Sub in office immediately prior to the effective time of the Subsidiary Merger, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Subsidiary Surviving Corporation. In addition, Acquiror and Acquiror Sub agree that three current board members of Seller Subsidiary’s board of directors reasonably acceptable to Acquiror shall be appointed to Acquiror Sub’s board of directors immediately after the effective time of the Subsidiary Merger. The officers of Acquiror Sub shall, from and after the effective time of the Subsidiary Merger, continue as the officers of the Subsidiary Surviving

Annex A-1 - Page 7

Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Subsidiary Surviving Corporation.

1.5 Effect of the Mergers.

(a) At the Effective Time, the separate existence and corporate organization of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by Seller shall be allocated to and shall be vested in Acquiror, as the surviving corporation, without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities and obligations of Seller shall be allocated to and shall be vested in Acquiror, as the surviving corporation, as primary obligor therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against the Seller shall be continued by or against Acquiror, as the surviving corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be allocated to and vested in Acquiror, as the surviving corporation.

(b) At the effective time of the Subsidiary Merger, the separate existence and corporate organization of Seller Subsidiary shall cease, and all right, title and interest in and to all real estate and other property owned by Seller Subsidiary shall be allocated to and shall be vested in Acquiror Sub, as the surviving corporation, without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities and obligations of Seller Subsidiary shall be allocated to and shall be vested in Acquiror Sub, as the surviving corporation, as primary obligors therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against Seller Subsidiary shall be continued by or against Acquiror Sub, as the surviving corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be allocated to and vested in Acquiror Sub, as the surviving corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

2.1 Conversion of Shares. All of the shares of Acquiror issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Parent Merger. The manner and basis of converting the shares of common stock, no par value, of Seller (the “Seller Common Stock”) upon consummation of the Mergers shall be as follows:

(a) At the Effective Time, by virtue of the Parent Merger and without any action on the part of Acquiror, Seller or the holders of Seller Common Stock:

(i)	Subject to the other provisions of this Section 2.1, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by Acquiror or any of the subsidiaries of Acquiror or Seller (other than in a fiduciary capacity) and shares held by Dissenting Stockholders (as defined below)) shall be converted into the right to receive the Merger Consideration. The “Merger Consideration” shall mean, depending on the election and proration provisions of this Section 2.1(a), either (a) cash in the amount of the Price Per Share (as defined below), without interest (the “Cash Consideration”) or (b) a share of Acquiror Common Stock (as defined below), rounded to the nearest four decimals, equal to the Exchange Ratio (the “Stock Consideration”). As used in this Agreement, the term “Price Per Share” equals $38.00, the term “Exchange Ratio” equals 1.2306, and the term “Acquiror Common Stock” means the common stock, $5.00 per share par value, of the Acquiror.

Annex A-1 - Page 8

(ii)	The number of shares of Seller Common Stock to be converted into the right to receive Cash Consideration shall not be less than 35% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 2.1(a)) (the “Minimum Cash Election Number”) and shall not be greater than 40% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 2.1(a)) (the “Maximum Cash Election Number”). For purposes of determining both the Minimum Cash Election Number and Maximum Cash Election Number, Dissenting Stockholders shall be deemed to have made a Cash Election (as defined below) unless such Dissenting Stockholders shall effectively withdraw or lose (through failure to perfect or otherwise) their right to payment as dissenting shareholders under the TCA at or prior to the Effective Time. The number of shares of Seller Common Stock to be converted into the right to receive Stock Consideration shall be not less than 60% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 2.1(a)) (the “Minimum Stock Election Number”) and not greater than 65% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 2.1(a)) (the “Maximum Stock Election Number”).

(iii)	Subject to the proration and election procedures set forth in this Section 2.1(a), each holder of record of shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by Acquiror or any of the subsidiaries of Acquiror or Seller (other than in a fiduciary capacity) and shares held by Dissenting Stockholders) will be entitled to elect to receive (a) Cash Consideration for all such shares (a “Cash Election”), (b) Stock Consideration for all of such shares (a “Stock Election”) or (c) Cash Consideration for 40% of such shares and Stock Consideration for 60% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Acquiror and reasonably acceptable to Seller (a “Form of Election”). The Form of Election will include appropriate stock certificate transmittal materials which transmittal materials shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon delivery of a certificate or certificates representing shares of Seller Common Stock to the Exchange Agent (as defined below) and instructions for use in effecting the surrender to the Exchange Agent of certificates of Seller Common Stock in exchange for the Merger Consideration. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Seller Common Stock held by each such Representative for a particular beneficial owner.

(iv)	Acquiror and Seller shall mail the Form of Election (including the stock certificate transmittal materials) to all persons who are holders of record of Seller Common Stock on the record date for the Special Meeting (as defined below), on a date that is not less than 20 Business Days prior to the Effective Time, and thereafter Acquiror and Seller shall each use its reasonable efforts to make the Form of Election available to all Persons who become holders of Seller Common Stock subsequent to such day and no later than the close of business on the fifth Business Day prior to the Effective Time. A Form of Election must be received by the Exchange Agent in the manner described below no later than by the close of business on the Business Day which is four Business Days immediately prior to the Effective Time (the “Election Deadline”) in order to be effective. All elections will be irrevocable.

(v)

Elections shall be made by holders of Seller Common Stock by mailing or otherwise delivering to the Exchange Agent (as defined below), in a manner acceptable to Acquiror, a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent. The Form of Election shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Seller Common Stock covered by such Form of Election, together with duly executed transmittal materials included with the Form of Election. Acquiror will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether

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Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The good faith decision of Acquiror (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Acquiror nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election.

(vi)	A holder of Seller Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Combination Election. If Acquiror or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Seller Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Combination Election.

(vii)	All shares of Seller Common Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Seller Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into shares of Acquiror Common Stock exceeds the Maximum Stock Election Number, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Maximum Stock Election Number. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Maximum Stock Election Number and the Minimum Cash Election Number are achieved. If, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into cash exceeds the Maximum Cash Election Number, the Exchange Agent, after the Election Deadline but prior to the Effective Time, shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the amount of such cash to the Maximum Cash Election Number. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Maximum Cash Election Number and the Minimum Stock Election Number are achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made a Cash Election but, as a result of such redesignation, would receive fewer than 10 shares of Acquiror Common Stock in exchange for all of such holder’s shares of Seller Common Stock. In this event, the Cash Election Shares of the remaining holders of shares of Seller Common Stock shall be redesignated on a pro rata basis to achieve the Maximum Cash Election Number and the Minimum Stock Election Number. Holders who make Combination Elections will not be subject to the redesignation procedures described herein. Dissenting Stockholders who are deemed to have made Cash Elections shall not be subject to the redesignation procedure described herein. Acquiror or the Exchange Agent shall make in good faith all computations contemplated by this Section 2.1(a) and all such computations shall be conclusive and binding on the holders of Seller Common Stock.

(viii)	It is the intent of the parties that the Parent Merger qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify as a reorganization under Section 368 of the Code, the Parent Merger must satisfy the Continuity of Interest requirement set forth in Treasury Regulation Section 1.368-1(e). If after the Exchange Agent completes the redesignation procedures set forth in Section 2.1(a)(vii) (or if there is no redesignation required by the Exchange Agent after the Exchange Agent notifies the parties that redesignation is not required), the Acquiror determines that the value of Acquiror Common Stock included in the Merger Consideration will not be sufficient to satisfy the Continuity of Interest requirement, then Acquiror shall increase the Exchange Ratio and decrease the Price Per Share to the extent Acquiror deems necessary to meet the Continuity of Interest requirement. The adjustment of the Exchange Ratio and the Price Per Share by Acquiror under this Section 2.1(a)(viii) shall be conclusive and binding on the parties to this Agreement. For purposes of this Section 2.1(a)(viii), the Continuity of Interest requirement is agreed to be at least 40% continuity.

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(ix)	After the redesignation procedure, if any, set forth in Sections 2.1(a)(vii) and (viii), respectively, are completed, all Cash Election Shares and 40% of the shares of Seller Common Stock which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration, and all Stock Election Shares and 60% of the shares of Seller Common Stock which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration. Such certificates previously evidencing shares of Seller Common Stock shall be exchanged for (a) certificates evidencing the Stock Consideration or (b) the Cash Consideration, multiplied in each case by the number of shares previously evidenced by the cancelled certificate, upon the surrender of such certificates in accordance with the provisions of Section 2.2, without interest. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.1(b).

(x)	Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock owned by Acquiror or any subsidiary of Acquiror or Seller (other than in a fiduciary capacity) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(b) No certificates or scrip representing fractional shares of Acquiror Common Stock will be issued as a result of the Mergers. In lieu of the issuance of fractional shares pursuant to Section 2.1(a) of this Agreement, cash adjustments (without interest) will be paid to the holder of Seller Common Stock in respect of any fraction of a share of Acquiror Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying the fraction of a share of Acquiror Common Stock otherwise issuable by the average of the closing price of one share of Acquiror Common Stock for the 10 trading days immediately preceding the last trading day immediately prior to the Closing Date as reported by the Nasdaq Global Select Market, and no such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

2.2 Exchange of Seller Common Stock Certificates.

(a) Registrar and Transfer Company shall serve as exchange agent (the “Exchange Agent”) in connection with the Parent Merger. Exchange Agent shall not be obligated to deliver the Merger Consideration to which any former holder of Seller Common Stock is entitled as a result of the Parent Merger until the Exchange Agent receives a properly completed Form of Election accompanied by the stock certificates representing all shares of Seller Common Stock covered by such Form of Election, together with duly executed transmittal materials included with the Form of Election, as provided in this Section 2.2. After the Effective Time, each certificate that represented outstanding shares of Seller Common Stock prior to the Effective Time shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former stockholders of Seller Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Merger Consideration in exchange for each such share or as provided in Section 2.1 of this Agreement.

(b) Any Merger Consideration held by an Exchange Agent that remains undistributed to the former stockholders of Seller for twelve (12) months after the Effective Time shall be delivered to Acquiror upon demand, and any former stockholders of Seller who have not theretofore complied with this Section 2.2 shall thereafter look only to Acquiror for payment of their claims for cash, Acquiror Common Stock, any cash in lieu of fractional shares of Acquiror Common Stock or any dividends or distributions with respect to Acquiror Common Stock (all without any interest thereon).

(c) None of Acquiror, any subsidiary thereof or the Exchange Agent shall be liable to any former holder of Seller Common Stock for cash, shares of Acquiror Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Acquiror Common Stock delivered to public officials pursuant to any applicable abandoned property, escheat or similar law.

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(d) From and after the Effective Time, the holders of certificates of Seller Common Stock shall cease to have any rights with respect to shares of Seller Common Stock represented thereby except as otherwise provided in this Agreement or by applicable law. All rights to receive the Merger Consideration issued upon conversion of the shares of Seller Common Stock pursuant to this Article II shall be deemed to have been paid or issued, as the case may be, in full satisfaction of all rights pertaining to such shares of Seller Common Stock.

(e) Promptly after the Effective Time, Acquiror shall deposit with the Exchange Agent (defined below) (i) cash in an amount equal to the aggregate Cash Consideration and cash sufficient to pay fractional shares of Acquiror Common Stock and (ii) certificates representing shares of Acquiror Common Stock equal to the aggregate Stock Consideration (such cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect to such Acquiror Common Stock, the “Exchange Fund”) for the benefit of Seller’s stockholders.

(f) If any portion of the Merger Consideration is to be paid to a person other than the person in whose name a stock certificate for shares of Seller Common Stock (each a “Seller Stock Certificate”) so surrendered is registered, it shall be a condition to such payment that such Seller Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes (as defined in Section 3.7(c)) required as a result of such payment to a person other than the registered holder of such Seller Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Acquiror or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of the Seller Common Stock such amounts as Acquiror or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of the Seller Common Stock in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent.

(g) After the Effective Time, there shall be no further registration or transfers of shares of the Seller Common Stock. If after the Effective Time, the Seller Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(h) In the event any of the Seller Stock Certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Seller Stock Certificate(s) to be lost, stolen or destroyed and, if required by Acquiror or the Exchange Agent, the posting by such person of a bond in such sum as either of them may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Seller Stock Certificate(s), the Exchange Agent will issue the Merger Consideration deliverable in respect of the shares of Seller Common Stock represented by such lost, stolen or destroyed Seller Stock Certificate(s).

(i) The Exchange Agent shall invest the cash balances in the Exchange Fund in a demand deposit account or as directed by Acquiror. Any interest and other income resulting from such investments shall be paid to the Acquiror upon termination of the Exchange Fund pursuant to Section 2.2(b). Acquiror shall instruct the Exchange Agent to timely pay the Merger Consideration within ten (10) Business Days following the receipt of each letter of transmittal.

2.3 Dissenting Shares. No outstanding share of Seller Common Stock as to which the holder has exercised dissenters rights under the TCA and did not vote for the adoption of this Agreement and the Parent Merger Documents shall be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by the TCA. Seller shall give Acquiror prompt notice upon receipt by Seller of any such written demands for payment of the fair value of such shares of the Seller

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Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the TCA (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Acquiror shall direct all negotiations and proceedings with respect to any such demands or notices. Seller shall not, without the prior written consent of Acquiror, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of the Seller Common Stock shall be automatically converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement, without any interest thereon, as if such holder had made a Combination Election. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of the Seller Common Stock of such holder shall be automatically converted, on a share-by-share basis, into the right to receive the Merger Consideration, without any interest thereon, as if such holder had made a Combination Election.

2.4 Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Seller and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Seller or otherwise to take any and all such action.

2.5 Rights as Stockholders. Former stockholders of Seller and any other individuals or entities who or which are entitled to receive Acquiror Common Stock as a result of the Mergers will be able to vote after the Effective Time at any meeting of Acquiror stockholders or pursuant to any written consent procedure the number of whole shares of Acquiror Common Stock into which their shares of Seller Common Stock are converted, regardless of whether they have exchanged their Seller Stock Certificates. In addition, whenever a dividend is declared by Acquiror on the Acquiror Common Stock after the Effective Time, the declaration shall include dividends on all shares of Acquiror Common Stock issuable hereunder, but no stockholder will be entitled to receive his distribution of such dividends until physical exchange of such stockholder’s Seller Stock Certificates shall have been effected. Upon exchange of a stockholder’s Seller Stock Certificates, any such person shall be entitled to receive from Acquiror an amount equal to all dividends (without interest thereon less the amount of any taxes, if any, that may have been withheld, imposed or paid thereon) declared, and for which the payment has occurred, on the shares represented thereby; provided, however, that former stockholders of Seller shall not be entitled to receive any dividend on their Acquiror Common Stock with respect to any period for which Acquiror paid a dividend prior to the Effective Time.

2.6 Stock Transfer Records. Prior to the Effective Time, Seller shall continue to maintain its stock transfer records and to transfer and replace stock certificates in accordance with its existing policies and past practices with regard to such transfers and replacements. From and after the Effective Time, there shall be no transfers on the stock transfer books of Seller or Acquiror of shares of Seller Common Stock which were issued and outstanding immediately prior to the Effective Time.

2.7 Subsidiary Merger. At the effective time of the Subsidiary Merger, each share of common stock, no par value per share, of Seller Subsidiary (the “Seller Subsidiary Common Stock”) issued and outstanding immediately prior to the effective time of the Subsidiary Merger shall be automatically cancelled and the certificate or certificates therefor shall be surrendered and cancelled. There shall be no conversion, exchange or consideration for such Seller Subsidiary Common Stock. All of the shares of Acquiror Sub issued and outstanding immediately prior to the effective time of the Subsidiary Merger shall remain issued and outstanding after the effective time of the Subsidiary Merger and shall be unaffected by the Subsidiary Merger.

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2.8 Seller Stock Options and Related Matters.

(a) As of the Effective Time, all rights with respect to Seller Common Stock issuable pursuant to the exercise of stock options granted by Seller under the 2001 Capital Bancorp, Inc. Stock Option Plan (the “Stock Option Plan”), as well as any shares that are in the process of being purchased through the payroll deduction provisions of the 2005 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) but have not yet been delivered (collectively “Outstanding Seller Stock Options,” and the Stock Option Plan and the Employee Stock Purchase Plan, collectively, the “Seller Stock Plans”), which are outstanding at the Effective Time, whether are not such Seller Stock Options are then exercisable, shall, subject to this Section, be assumed by Acquiror in accordance with the terms of the particular Seller Stock Plan under which such Seller Stock Options were issued and the agreement by which such Seller Stock Options are evidenced, except that from and after the Effective Time (i) Acquiror and its Compensation Committee shall be substituted for Seller and the Seller’s Compensation Committee administering the particular Seller Stock Plan, (ii) each Seller Stock Option assumed by Acquiror hereunder may be exercised solely for Acquiror Common Stock, (iii) the number of shares Acquiror Common Stock subject to such Seller Stock Option shall be equal to the number of shares Seller Common Stock subject to such Seller Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and (iv) the per share exercise price under each such Seller Stock Option shall be adjusted by dividing the per share exercise price under each such Seller Stock Option by the Exchange Ratio and rounding up to the nearest cent. The parties further agree that Seller shall be permitted, following the date of this Agreement, to amend or terminate the Seller Stock Plans and amend any Nonqualified Stock Option Agreement or similar agreement evidencing the grant or award of equity compensation of a director of Seller or Seller Subsidiary, as contemplated in Section 5.2(vi) herein.

(b) At all times after the Effective Time, Acquiror shall reserve for issuance such number of shares of Acquiror Common Stock as shall be necessary to permit the exercise of any converted or substitute Seller Stock Options. As soon as practicable after the Effective Time, if Acquiror has not already done so, and to the extent Seller shall have a registration statement in effect or an obligation to file a registration statement, Acquiror shall file a registration statement on Form S-8 (or any successor or appropriate form), with respect to the Acquiror shares subject to the assumed Seller Stock Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such assumed Seller Stock Options remain outstanding.

(c) The number of Acquiror shares subject to the converted or substituted Seller Stock Options and the exercise price therefore shall, from and after the date of this Agreement and the Effective Time, be subject to appropriate adjustment in the event of the occurrence of any transaction described in Section 5.17 hereof if the record date with respect to such transaction is on or after the date of this Agreement or the Effective Time, respectively.

(d) Each Seller Stock Option which is an incentive stock option as defined in Section 422 of the Code shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Acquiror and Seller agree to take all steps necessary to effectuate the foregoing provisions of this Section 2.8(d).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and Seller Subsidiary, jointly and severally, make the representations and warranties to Acquiror and Acquiror Sub contained in this Article III, except as set forth in the disclosure schedule provided to Acquiror herewith (the “Seller Disclosure Schedule”). The Seller Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article III. Disclosure in any section of the

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Disclosure Schedule shall be effectively made whether or not expressly excepted in the corresponding section of this Agreement. The following statements are made as of the date of this Agreement. The phrase “provide to Acquiror”, “delivered to Acquiror” or “made available to Acquiror” or any phrase of similar import means that Seller or Seller Subsidiary has delivered, provided access to or made certain items available for review and copying, or that such items are available on www.sec.gov, to Acquiror, Acquiror Sub or their counsel. For purposes of this Article III, the phrase “to the Knowledge of Seller” or any phrase of similar import shall be deemed to refer to the actual knowledge of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Seller and Seller Subsidiary after reasonable investigation.

3.1 Corporate Organization.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Seller has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Seller Material Adverse Effect. The term “Seller Material Adverse Effect” shall mean a material adverse effect on the business, operations, assets or financial condition of Seller and the Seller Subsidiary taken as a whole, other than (i) the impact of actions or omissions of Seller or any of the Subsidiaries (as defined below) taken with the prior written consent of Acquiror in contemplation of the transactions contemplated by this Agreement; (ii) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings institutions industries; (iii) changes in generally accepted accounting principles; (iv) expenses incurred in connection with this Agreement and the Mergers including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (v) changes attributable to or resulting from changes in general economic conditions generally affecting financial institutions including changes in interest rates; or (vi) changes attributable to or resulting from conditions affecting the United States economy as a whole. Seller is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Seller has furnished to Acquiror true and complete copies of the certificate of incorporation, articles of incorporation and bylaws, as applicable, of Seller and the Seller Subsidiary as in effect on the date hereof.

(b) Except as listed in Seller Disclosure Schedule 3.1(b), the only direct or indirect subsidiaries of Seller are Seller Subsidiary and Capital Bancorp Capital Trust I, a Delaware business trust (“Capital Bancorp Trust” and together with Seller Subsidiary, the “Subsidiaries”). The Seller Subsidiary (i) is duly organized and validly existing and in good standing under the laws of the State of Tennessee, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Seller Material Adverse Effect. Other than the Subsidiaries, Seller does not own or control, directly or indirectly, a 5% or greater equity interest in any corporation, company, association, partnership, joint venture, trust or other entity.

(c) Capital Bancorp Trust is (i) duly organized and validly existing and in good standing as a business trust under the laws of the State of Delaware; (ii) has the trust power and authority to own all of its assets and properties and to conduct business as it is now being conducted; and (iii) is duly licensed and qualified and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Seller Material Adverse Effect. Seller has furnished to Acquiror a complete and correct copy of Capital Bancorp Trust’s certificate of trust and all governing instruments in effect as of the date hereof.

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3.2 Capitalization.

(a) The authorized capital stock of Seller consists of 20,000,000 shares of the Seller Common Stock, of which 3,628,575 are issued and outstanding and zero shares are held in treasury as of the date hereof, and 20,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. The authorized capital stock of Seller Subsidiary consists of 20,000,000 shares of Seller Subsidiary Common Stock of which 1,560,271 shares are issued and outstanding and 20,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. All issued and outstanding shares of capital stock of Seller and all issued and outstanding shares of capital stock of the Seller Subsidiary have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. All of the outstanding shares of capital stock of the Seller Subsidiary are owned by Seller free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Except for Outstanding Seller Stock Options to purchase 236,134 shares of the Seller Common Stock which have been granted prior to the date hereof pursuant to the Stock Option Plan and as disclosed in Seller Disclosure Schedule 3.2(a), neither Seller nor the Seller Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Seller or the Seller Subsidiary or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

(b) Seller has made all required contributions pursuant to the governing instruments of Capital Bancorp Trust. Seller holds 100% of the common securities (as that term is defined in the Indenture, dated as of June 16, 2005, between Seller and Deutsche Trust Company of Americas (the “Indenture”)) of Capital Bancorp Trust, free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Neither Seller nor Capital Bancorp Trust has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of trust securities or any securities representing the right to purchase or otherwise receive any shares of such trust securities or any securities convertible into or representing the right to purchase or subscribe for any such securities.

3.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the Merger Documents, as applicable, and the transactions contemplated hereby and thereby by the stockholders of Seller and Seller Subsidiary, Seller and Seller Subsidiary have all requisite corporate power and authority to execute and deliver this Agreement and the Merger Documents, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Boards of Directors of Seller and Seller Subsidiary, as applicable. Except for the approval of Seller’s stockholders of this Agreement, the Parent Merger Documents and the transactions contemplated hereby and thereby, no other corporate proceedings on the part of Seller are necessary to consummate the transactions so contemplated. Except for the approval of Seller Subsidiary’s stockholders of this Agreement, the Subsidiary Merger Documents and the transactions contemplated hereby and thereby, no other corporate proceedings on the part of Seller Subsidiary are necessary to consummate the transactions so contemplated. This Agreement and the Merger Documents have been, or will be, duly and validly executed and delivered by Seller and Seller Subsidiary, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Seller and Seller Subsidiary, as applicable, enforceable against Seller and Seller Subsidiary, as applicable, in accordance with and subject to their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance and injunctive relief) is within the discretion of the court before which any proceeding may be brought.

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(b) Except as set forth Seller Disclosure Schedule 3.3(b), none of the execution and delivery of this Agreement and the Merger Documents by Seller or Seller Subsidiary, as applicable, nor the consummation by Seller or Seller Subsidiary of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by Seller or Seller Subsidiary with any of the terms or provisions hereof or thereof, will (i) violate any provision of the certificate of incorporation, articles of incorporation or bylaws, as applicable, of Seller or the Seller Subsidiary; (ii) violate any provision of the certificate of trust or the applicable governing instruments of Capital Bancorp Trust; (iii) assuming that the consents and approvals set forth below or listed in Seller Disclosure Schedule 3.3(b) are duly obtained, violate any (aa) statute, code, ordinance, rule or regulation, or (bb) any judgment, order, writ, decree or injunction applicable to Seller or the Subsidiaries or any of their respective properties or assets; or (iv) assuming the consents and approvals set forth below or listed in Seller Disclosure Schedule 3.3(b) are obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Seller or the Subsidiaries under any of the terms, conditions or provisions of the Seller Agreements (as defined in Section 3.13 below) or any note, bond, mortgage, indenture, guarantee, deed of trust or lease to which Seller or the Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected. Except as set forth in Seller Disclosure Schedule 3.3(b) and for consents and approvals of or filings or registrations with or notices to the Secretary of State of the State of Mississippi, the Secretary of State of the State of Tennessee, applicable state and federal securities commissions, agencies and other similar regulatory bodies, the Federal Reserve Board (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”), the TDFI, the MCB, and the stockholders of Seller and Seller Subsidiary, no consents or approvals of or filings or registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Seller or Seller Subsidiary in connection with (a) the execution and delivery of this Agreement and the Merger Documents by Seller or Seller Subsidiary, as applicable, (b) the consummation by Seller of the Parent Merger and the other transactions contemplated hereby and by the Parent Merger Documents, and (c) the consummation by Seller Subsidiary of the Subsidiary Merger and the other transactions contemplated hereby by the Subsidiary Merger Documents.

(c) Seller and Seller Subsidiary have taken, or prior to the Closing will take, all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “investor protection”, “control share”, “fair price”, “greenmail”, “supermajority”, “affiliate transactions”, “business combination” or other state antitakeover laws and regulations (collectively, “Takeover Laws”).

3.4 Financial Statements.

(a) Seller has previously delivered to Acquiror copies of the audited consolidated balance sheets of Seller as of December 31, 2005, 2004 and 2003 and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003, in each case accompanied by the audit reports of Maggart & Associates, P.C., independent public accountants, as well as the unaudited consolidated balance sheet of Seller as of September 30, 2006 and the related unaudited consolidated statements of earnings, comprehensive earnings, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2006. The consolidated financial statements of Seller referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of Seller to be delivered by Seller pursuant to Section 5.5 hereof, fairly present or will fairly present, as the case may be, in all material respects the consolidated financial condition of Seller as of the respective dates set forth therein, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, in all material respects the results of the consolidated operations, changes in stockholders’ equity and cash flows of Seller for the respective periods or as of the respective dates set forth therein (it being understood that Seller’s interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which were, at the time, in the opinion of Seller, necessary for a fair presentation of such financial statements).

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(b) Each of the financial statements referred to in this Section 3.4 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved. The books and records of Seller and the Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

(c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 3.4(a) or the notes thereto or liabilities incurred since December 31, 2005 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable federal, state or local law or ordinance or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Statement of Financial Accounting Standards No. 5), neither Seller nor the Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, that is material to the business, result of operations, assets or financial condition of Seller and the Subsidiaries taken as a whole.

3.5 Absence of Certain Changes or Events. There has not been any material adverse change in the business, operations, prospects, assets or financial condition of Seller and the Subsidiaries taken as a whole since December 31, 2005, other than: (i) any change in banking or similar laws, rules or regulations of general applicability to banks or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking industry; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

3.6 Legal Proceedings. Neither Seller nor the Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Seller, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Seller or the Subsidiaries. Neither Seller nor the Subsidiaries is a party to any order, judgment or decree which adversely affects the business, results of operations, assets or financial condition of Seller and the Subsidiaries taken as a whole.

3.7 Taxes and Tax Returns.

(a) Each of Seller and the Subsidiaries has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined) and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and are set forth on Seller Disclosure Schedule 3.7(a)) and (ii) have not finally been determined. Seller and the Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed or accrued, as applicable. Except as set forth in Seller Disclosure Schedule 3.7(a), (i) the federal income tax returns of Seller and the Subsidiaries have not been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Tennessee and Delaware franchise tax returns of Seller and the Subsidiaries, as applicable, respectively, have not been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. All Returns filed (and until the Effective Time to be filed) are or will be, as applicable, complete and accurate in all material respects. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted in writing for, Taxes or assessments upon Seller or the Subsidiaries, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency action. Neither Seller nor the Subsidiaries has given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

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(b) Except as set forth in Seller Disclosure Schedule 3.7(b), neither Seller nor the Subsidiaries (i) has requested any extension of time within which to file any Return which Return has not since been filed; (ii) is a party to any written or unwritten agreement, arrangement or understanding providing for the allocation or sharing of, or indemnification with respect to, Taxes; (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Seller or the Subsidiaries (nor does Seller or Seller Subsidiary have any Knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code within the past five years; (v) has ever been a member of a consolidated, combined or unitary Tax group (other than a group of which Seller is or was the common parent); or (vi) has ever engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(c) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies or other assessments imposed by any taxing authority (domestic or foreign), including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

(d) Except as set forth in Seller Disclosure Schedule 3.7(d), no liens for Taxes exist with respect to any of the assets or properties of Seller or the Subsidiaries, except for liens for Taxes not yet due and payable.

(e) Neither Seller nor any of the Subsidiaries is, or has been, an S corporation within the meaning of Section 1361(a) of the Code.

(f) None of the assets of Seller or the Subsidiaries (i) is tax-exempt use property within the meaning of Section 168(h) of the Code, (ii) directly or indirectly secures any debt the interest on which is exempt under Section 103(a) of the Code or (iii) is property that is required to be treated as being owned by a person (other than Seller or the Subsidiaries) pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately before the enactment of the Tax Reform Act of 1986.

(g) Neither Seller nor any of the Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that economically accrued in a taxable period ending on or before the Effective Time as a result of the installment method of accounting, the completed contract method of accounting, any method of reporting revenue from contracts which are required to be reported on the percentage of completion method (as defined in Section 460(b) of the Code) but that were reported using another method of accounting, or any other method of accounting.

(h) Except as set forth in Seller Disclosure Schedule 3.7(h), neither Seller nor any of the Subsidiaries is a party to any contract or plan which, individually or collectively with respect to any person, which upon execution of this Agreement or otherwise, could give rise to the payment of any amount that would not be deductible by Seller or any of the Subsidiaries, by reason of Section 162(a)(1), 162(m) or 280G of the Code.

(i) Neither Seller nor any of the Subsidiaries is a partner or a member of any partnership or joint venture, or any other entity classified as a partnership for federal income tax purposes.

(j) Seller and the Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

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3.8 Employee Benefit Plans.

(a) Each employee benefit plan, arrangement, or commitment of Seller or the Seller Subsidiary which is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is listed in Seller Disclosure Schedule 3.8(a) and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”)), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan, employment or severance contract and all other fringe benefits, employee benefit plans, practices or arrangements under which either the Seller or the Seller Subsidiary has any existing or future liability that cover current or former officers or employees (“Employees”) or current or former directors of Seller and the Seller Subsidiary, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified, including all amendments, supplements, funding arrangements, policies, or other related documents thereto, are listed in Seller Disclosure Schedule 3.8(a) (the “Seller Plans”). Seller has furnished to Acquiror true and complete copies or descriptions of each Seller Plan together, if applicable, with (i) the most recent summary plan description for each such Seller Plan for which a summary plan description is required, (ii) any applicable trust agreement, (iii) the most recent actuarial (to the extent applicable) and financial reports prepared with respect to any Seller Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Seller Plan”), (iv) the three most recent annual reports filed with any Governmental Entity, including all schedules thereto, (v) the most recent determination letter or ruling, if any, issued by the IRS with respect to any Qualified Seller Plan and a description of any open requests for rulings or letters that pertain to any such Qualified Seller Plan, and (vi) all registration statements filed with the Commission with respect to any Seller Plan.

(b) Except as disclosed in Seller Disclosure Schedule 3.8(b): (i) each Seller Plan has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations, including but not limited to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) the Age Discrimination in Employment Act of 1967, (“ADEA”), the Family and Medical Leave Act of 1994 (“FLMA”), and the Americans With Disabilities Act (“ADA”); (ii) at all times after December 31, 2004, each Seller Plan that constitutes a nonqualified plan of deferred compensation within the meaning of Section 409A of the Code has been operated in compliance in all material respects with the applicable provisions of Section 409A of the Code; (iii) each Qualified Seller Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor covering all required tax law provisions or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and to Seller’s Knowledge, no fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Seller Plan; (iv) to the Seller’s Knowledge, all filings required by ERISA, the Code, and the Commission as to each Seller Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided; (v) to the Seller’s Knowledge, no statement, either written or oral, has been made by Seller or the Seller Subsidiary to any person with regard to any Seller Plan that was not in accordance with the Seller Plan or that could have a material adverse economic consequence to Acquiror; (vi) Seller or the Seller Subsidiary has no liability to the IRS with respect to any Seller Plan, including any liability imposed by Chapter 43 of the Code, and no amount or any asset of any Seller Plan is subject to tax as unrelated business taxable income; (vii) as of the date hereof, there is no pending or, to Seller’s Knowledge, threatened claim, administrative proceeding or litigation relating to any Seller Plan except claims for benefits arising in the ordinary course of the administration of such plans; (viii) neither Seller nor the Seller Subsidiary has engaged in a transaction with respect to any Seller Plan subject to ERISA (an “ERISA Plan”) that could subject Seller or the Seller Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA; (ix) neither Seller nor the Seller Subsidiary has incurred a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA; (x) neither Seller nor any ERISA affiliate of Seller has ever sponsored, maintained, or contributed to a plan, including any Seller Plan, which is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or subject to Title IV of ERISA, and Seller has no Knowledge of

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any facts, circumstances, or reportable events that may give rise to any liability of Acquiror to the IRS or the PBGC under Title IV of ERISA; (xi) neither Seller nor the Seller Subsidiary has contributed to or been obligated to contribute to any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an ERISA affiliate.

(c) All contributions required to be made by Seller or the Seller Subsidiary under the terms of any of their Seller Plans, as of the date hereof, have been timely made, and all obligations and liabilities under such Seller Plans that have accrued but are not due have been reflected in accordance with GAAP on their financial statements referred to in Section 3.4.

(d) Except as disclosed in Seller Disclosure Schedule 3.8(d), neither Seller nor the Seller Subsidiary has any obligation to provide medical, health, dental, vision, life insurance, or disability benefits under any Seller Plan for any period after the termination of employment, except as may be required by Section 4980B of the Code or Section 601 of ERISA.

(e) Except as disclosed in Seller Disclosure Schedule 3.8(e), there has been no amendment to, announcement by Seller or the Seller Subsidiary relating to, or change in employee participation or coverage under, any Seller Plan which would materially increase the expense of maintaining such Seller Plan above the level of the expense incurred therefore for the most recent fiscal year. Except as set forth in Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, approval of this Agreement by the stockholders of Seller or Seller Subsidiary nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Seller Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of Employer (as defined in Section 5.13(a)(1)) to merge, amend or terminate any Seller Plan; (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (iv) result in any payment under any Seller Plan which would not be deductible under Section 162(m) or Section 280G of the Code; or (v) cause Seller or any of the Subsidiaries to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award.

(f) Except as set forth in Seller Disclosure Schedule 3.8(f), with respect to the Seller Stock Options, all such options were granted at no less than fair market value as of their effective grant date and were granted either on the date of approval by the compensation committee of Seller’s board of directors or at a later date specified by such compensation committee. All members of Seller’s compensation committee meet the independence standards and requirements of the NASDAQ, the Commission, and the IRS.

3.9 Regulatory Reports.

(a) Seller has previously delivered or made available to Acquiror an accurate and complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials), report or statement filed pursuant to the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended (the “1934 Act”), or mailed by Seller to its stockholders as a class since January 1, 2003, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, report or statement, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date filed publicly shall be deemed to modify information as of an earlier date. To the Knowledge of Seller, there is no fact or circumstance that, individually or in the aggregate, materially and adversely has affected, is so affecting or could reasonably be expected in the

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future to so affect, the business, financial condition, properties or results of operations of Seller and the Seller Subsidiary, taken individually or as a whole, that is required to be disclosed under the 1933 Act or the 1934 Act but has not been disclosed in such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, report or statement.

(b) Seller and the Seller Subsidiary have duly filed with the TDFI, the FDIC and the FRB in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and, to the extent not prohibited by law, Seller has delivered or made available to Acquiror accurate and complete copies of such reports. Seller Disclosure Schedule 3.9 lists all examinations of Seller and the Subsidiaries conducted by the applicable bank regulatory authorities since January 1, 2002 and the dates of any responses submitted thereto. In connection with the most recent examinations of Seller or the Subsidiaries by the applicable bank regulatory authorities, neither Seller nor any of the Subsidiaries was required to correct or change any action, procedure or proceeding which Seller or the Seller Subsidiary believes has not been now corrected or changed as required.

3.10 Seller Information. None of the information relating to Seller and the Subsidiaries to be provided by Seller or the Seller Subsidiary for use in the registration statement/proxy statement on Form S-4 to be filed by Acquiror with the Securities and Exchange Commission (the “Commission”) in connection with the solicitation of the approval of this Agreement, the Parent Merger Documents and the transactions contemplated hereby and thereby by the stockholders of Seller, as amended or supplemented (or on any successor or other appropriate schedule or form) (the “Registration Statement”) will, as of the date such Registration Statement is mailed to the stockholders of Seller and at the time of Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Registration Statement supplied by Acquiror for use therein), provided that information as of a later date shall be deemed to modify information as of an earlier date.

3.11 Compliance with Applicable Law.

(a) Each of Seller, the Seller Subsidiary and Capital Bancorp Trust has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the Knowledge of Seller, no suspension or cancellation of any of the same is threatened.

(b) Neither Seller nor any of the Subsidiaries is in violation of its respective certificate of incorporation, articles of incorporation, any other governing instrument or bylaws, or to Seller’s Knowledge (i) of any applicable federal, state or local law or ordinance or (ii) any order, rule or regulation of any Governmental Entity, or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, regulation or demand of any Governmental Entity. Neither Seller nor any of the Subsidiaries has received any written notice from any Governmental Entity asserting that Seller or any of the Subsidiaries is in violation of any of the foregoing. Neither Seller nor any of the Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and none of them has received any written communication requesting that they enter into any of the foregoing.

3.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Seller Subsidiary are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended (the “FDIA”), and the Seller Subsidiary has paid all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Seller, has been threatened by the FDIC against Seller or the Subsidiaries with respect to the termination of such insurance.

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3.13 Certain Contracts.

(a) Except as disclosed in Seller Disclosure Schedule 3.13(a), neither Seller nor any of the Subsidiaries is a party to, is bound or affected by, receives or is obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by Seller or any of the Subsidiaries or the guarantee by Seller or any of the Subsidiaries of any obligation except for deposit liabilities and federal funds purchased in the ordinary course of business; (ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director, officer or employee of Seller or any of the Seller Subsidiaries (other than those which are terminable at will without any further amounts being payable thereunder as a result of termination by Seller or Seller Subsidiary); (iii) any contract, agreement or understanding with a labor union; (iv) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Seller or any of the Seller Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (v) any agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party or by which any of the same is bound which limits the freedom of Seller or any of the Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, they may carry on their business (other than as may be required by law or any regulatory agency); (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the FDIC, the FRB or any other regulatory agency; (vii) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by Seller or any of the Subsidiaries with any other person; or (viii) any other agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party and which is material to the business, results of operations, assets or financial condition of Seller and the Subsidiaries taken as a whole (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral; (each such agreement listed, or required to be listed, in this Section 3.13(a) is referred to herein as a “Seller Agreement”). Neither Seller nor any of the Subsidiaries has any obligation to make any additional capital contributions with respect to any matter described in clause (vii) of Seller Disclosure Schedule 3.13(a).

(b) Neither Seller nor any of the Subsidiaries is in default or in non-compliance under any Seller Agreement and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance. Each Seller Agreement is legal, valid, binding and enforceable against Seller or applicable Subsidiary and, to the Knowledge of Seller, the other parties thereto in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including specific performance) is within the discretion of the court before which any proceeding may be brought. With respect to each Seller Agreement, such Seller Agreement is in full force and effect in accordance with its terms; all rents and other monetary amounts that may have become due and payable thereunder have been paid.

3.14 Properties and Insurance.

(a) Seller and the Seller Subsidiary have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Seller’s consolidated unaudited balance sheet as of September 30, 2006 or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 2006), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated balance sheet or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated balance sheet; (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith; (iii) such encumbrances, liens, mortgages, security

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interests, pledges and title imperfections that are not in the aggregate material to the business, results of operations, assets or financial condition of Seller and the Seller Subsidiary taken as a whole; and (iv) with respect to owned real property, (x) easements, rights-of-way, covenants, consents, restrictions, encroachments, variations and other restrictions, charges or encumbrances (whether recorded or not) that do not interfere materially with the ordinary course of Seller’s business or the business of any Subsidiary, (y) building restrictions, zoning laws and other statutes, laws, rules, regulations, ordinances, and restrictions, now or at any time hereafter adopted by any governmental authority having jurisdiction that do not materially interfere with the ordinary course of Seller’s business or the business of any Subsidiary, or (z) title imperfections noted in title reports delivered to Acquiror prior to the date hereof. Seller and the Seller Subsidiary as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all respects as presently occupied, used, possessed and controlled by Seller and the Seller Subsidiary. Seller Disclosure Schedule 3.14(a) sets forth an accurate listing of each lease pursuant to which Seller or the Seller Subsidiary acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same. Neither Seller nor the Seller Subsidiary has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

(b) Seller Disclosure Schedule 3.14(b) sets forth a list of all policies of fire, theft, public liability and other insurance (including, without limitation, fidelity bonds insurance) maintained by Seller and the Seller Subsidiary at the date thereof. The business operations and all insurable properties and assets of Seller and the Seller Subsidiary are insured for their benefit against all risks which, to the Knowledge of Seller, should be insured against, in each case, under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are, to the Knowledge of Seller, adequate for the business engaged in by Seller and the Seller Subsidiary. As of the date hereof, neither Seller nor the Seller Subsidiary has received any written notice of cancellation or written notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed, and all material claims thereunder have been or will be filed in a timely fashion.

(c) The sole assets of Capital Bancorp Trust are all of the floating rate Junior Subordinated Debentures due 2035 authorized and issued by Seller pursuant to the Indenture.

3.15 Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (1) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource); and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term “Environmental Law” includes (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; and all comparable state and local laws, and (2) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by

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type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include, without limitation, petroleum (including crude oil or any fraction thereof), friable asbestos, radioactive material and polychlorinated biphenyls provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Substance” shall not mean or include any of such used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or surface strata.

“Loan Portfolio Properties and Other Properties Owned” means those properties owned, leased or operated by a person or its subsidiaries or those properties which serve as collateral for loans owned by a person or its subsidiaries.

(a) To the Knowledge of the Seller, except as set forth on Seller Disclosure Schedule 3.15, neither Seller nor the Seller Subsidiary has been or is in violation of or liable under any Environmental Law.

(b) To the Knowledge of the Seller, except as set forth on Seller Disclosure Schedule 3.15, none of the Loan Portfolio Properties and Other Properties Owned by Seller or the Seller Subsidiary has been or is in violation of or liable under any Environmental Law.

(c) Except as set forth on Seller Disclosure Schedule 3.15, there are no actions, suits, demands, written notices, claims, investigations or proceedings pending or, or to the Knowledge of Seller threatened, relating to the Loan Portfolio Properties and Other Properties Owned by Seller or the Seller Subsidiary under any Environmental Law, including any notices, demand letters or written requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

Notwithstanding anything herein to the contrary, the representations and warranties in this Section 3.15 are the sole representations and warranties of the Seller and the Seller Subsidiary with respect to any Environmental Laws, and no other representations and warranties shall be deemed to apply to such matters.

3.16 Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on Seller’s consolidated balance sheets included in the consolidated financial statements referred to in Section 3.4 hereof was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, adequate in all material respects as of their respective dates under the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated balance sheets included in the consolidated financial statements referred to in Section 3.4 hereof was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by GAAP.

3.17 Minute Books. Since January 1, 2002, the minute books, including any attachments thereto, of Seller and the Seller Subsidiary contain complete and accurate records in all material respects of all meetings and other material corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders. The trustees of Capital Bancorp Trust hold and maintain written records of all meeting and actions required to be held and recorded pursuant to the governing instruments of the trust.

3.18 Affiliate Transactions. Except for (i) deposit agreements entered into in the ordinary course of business with customers of Seller Subsidiary; (ii) obligations under employee benefit plans set forth on Seller Disclosure Schedule 3.8(a); and (iii) obligations disclosed in Seller Disclosure Schedule 3.18, and except as specifically contemplated by this Agreement, since January 1, 2002, neither Seller nor any of the Subsidiaries has engaged in or agreed to engage in (whether in writing or orally) any transaction with any “affiliate,” as such term is defined in Rule 405 under the 1933 Act.

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3.19 Internal Controls; Disclosure Controls. Seller and the Subsidiaries have maintained a system of internal accounting controls sufficient to provide reasonable assurances that (a) all material transactions are executed in accordance with management’s general or specific authorizations, (b) all material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to Seller’s material assets is permitted only in accordance with management’s general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences. To the extent required, Seller and the Subsidiaries have devised and maintained a system of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act sufficient to insure that information required to be disclosed by Seller in the reports that it files or submits under the 1934 Act is accumulated and communicated to Seller’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

3.20 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements (collectively, the “Risk Management Instruments”), whether entered into for Seller’s own account or for the account of one or more of the Seller Subsidiary or its customers, were entered into (i) to the Knowledge of Seller, in accordance with all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of the Risk Management Instruments constitutes the valid and legally binding obligation of Seller or the Seller Subsidiary, enforceable in accordance with the terms of such Risk Management Instrument (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including specific performance) is within the discretion of the appropriate court), and is in full force and effect. Seller and the Seller Subsidiary have duly performed in all respects all of their material obligations under Risk Management Instruments to the extent such obligations to perform have accrued; and there are no material breaches, violations or defaults, or allegations or assertions of any material breaches, violations or defaults, by any party thereunder.

3.21 Fairness Opinion. As of the date of this Agreement, Seller has received the written opinion, dated the date of this Agreement, of its financial advisor, Hovde Financial, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Seller Common Stock. Seller has furnished an accurate and complete copy of such opinion to Acquiror.

3.22 Broker Fees. Except as set forth in Seller Disclosure Schedule 3.22, none of Seller, the Seller Subsidiary or any of the respective directors or officers of such companies has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

3.23 Loans. All of the loans on the books of Seller and the Seller Subsidiary, in the original principal amount of $25,000 and above, are valid and properly documented in all material respects and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected in all material respects, and no collateral has been released from the lien granted to Seller and the Seller Subsidiary with respect to any such loans unless approved by Seller and the Seller Subsidiary and documented in their files. Neither the terms of such loans nor any of the loan documentation nor the manner in which such loans have been originated, administered and serviced nor Seller’s procedures and practices of approving or rejecting loan applications violates in any material respect any law applicable thereto. Seller and the Seller Subsidiary have full power and authority to hold such loans and have good and valid title to all such loans, free and clear of any liens, and the principal balance of each such loan as shown on the books and records of Seller and the Seller Subsidiary is true and correct as of the last date shown thereon. Seller and the Seller Subsidiary have complied in all material respects with all of their obligations under such loans as to which compliance is required as of the Effective Time; and to the Knowledge of Seller, each such loan is enforceable against the obligor(s) thereunder in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws from time to time in effect

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relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors’ rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity). All such loans will continue in full force and effect immediately after the Effective Time, other than any loans that are paid or otherwise satisfied in full after the date hereof and prior to the Effective Time. For purposes of this Section 3.23, the term “loans” includes, without limitation, the documents relating in any way to such loans, including, without limitation, notes, mortgages, security instruments and guaranties. Notwithstanding the foregoing, no representation or warranty is made as to the sufficiency of collateral security or to the collectibility of such loans.

3.24 Investments. Except for securities pledged for reverse repurchase agreements, interest rate swap, cap and floor contracts or pledged to secure public trust funds and none of the investments reflected in the audited consolidated balance sheet of Seller as of December 31, 2005 under the heading “Investment securities available-for-sale,” and none of the investments by Seller and the Subsidiaries since December 31, 2005, and none of the assets reflected in the audited consolidated balance sheet of Seller as of December 31, 2005 or in any unaudited consolidated balance sheet of Seller furnished to Acquiror after December 31, 2005 under the heading “Cash and due from Banks” is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Seller or any of the Subsidiaries freely to dispose of such investment at any time. With respect to all repurchase agreements of which Seller or any of the Subsidiaries is a party, Seller or any of the Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement which equals or exceeds the amount of the debt secured by such collateral under such agreement.

3.25 Employees; Compensation.

(a) Seller has disclosed on Seller Disclosure Schedule 3.25 a complete and correct list of the name, date of birth, hire date, adjusted hire date, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of (i) each director and employee of Seller and Seller Subsidiary, (ii) each independent contractor, consultant and agent of Seller and Seller Subsidiary who has received or is entitled to payments and/or benefits of $25,000 or more on an annual basis during fiscal year 2006 or who is proposed to receive or be entitled to payments and/or benefits of $25,000 or more on an annual basis during fiscal year 2007, and (iii) each other person to whom Seller or the Seller Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

(b) To Seller’s Knowledge, and except to the extent a failure to comply could not, alone or with any other failure, have a Seller Material Adverse Effect, (i) each of Seller and the Seller Subsidiary is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any law, rule or regulation relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees; and (ii) neither Seller nor the Seller Subsidiary is or has engaged in any unfair labor practices. Additionally, there are no strikes, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened with respect to the Employees, nor has any such strike, slowdown or work stoppage occurred or, to the Knowledge of Seller, been threatened; there is no representation claim or petition or complaint pending before the National Labor Relations Board or any state or local labor agency and, to the Knowledge of the Seller, no question concerning representation has been raised or threatened respecting the Employees; to the Knowledge of the Seller, no charges with respect to or relating to Seller’s business are pending before the Equal Employment Opportunity Commission, or any state or local agency responsible for the prevention of unlawful employment practices, which could reasonably be expected to have a Seller Material Adverse Effect; and to Seller’s Knowledge, neither Seller nor the Seller Subsidiary has any obligations under any federal, state, or local government contract, although Seller is a government contractor pursuant to Executive Order 11246.

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3.26 Tax and Regulatory Matters. Neither Seller nor any of the Subsidiaries has taken or agreed to take any action which would or could reasonably be expected to (a) cause the Parent Merger not to constitute a reorganization under Section 368 of the Code or (b) materially impede or delay receipt of any unqualified consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c). No Seller Common Stock has been or will be acquired by the Seller Subsidiary prior to and in connection with the Mergers. Neither Seller nor any of the Subsidiaries has ever made or been required to make an election under Section 338 of the Code.

3.27 Intellectual Property.

(a) Seller Disclosure Schedule 3.27 contains a complete and accurate list of all of Seller and Seller Subsidiary’s material U.S. and foreign (A) trademark or service mark registrations and applications, (B) copyright registrations and applications, and (C) Internet domain names. Neither Seller nor the Seller Subsidiary owns any patents or patent applications. Seller or the Seller Subsidiary owns or has the valid right to use, in each case free and clear of all material liens, all applications, trademarks, service marks, trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, together with all goodwill related to the foregoing, copyrights, copyright registrations, renewals and applications, Software (as defined below), technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, licenses, agreements and all other material proprietary rights (collectively, the “Intellectual Property”) used in the business of Seller and the Seller Subsidiary as it currently is conducted. “Software” means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (D) the technology supporting and content contained on any owned or operated Internet site(s), and (E) all documentation, including user manuals and training materials, relating to any of the foregoing. The ownership or right to use such Intellectual Property or Software of Seller or the Seller Subsidiary (i) has not been challenged in any prior litigation to which Seller or the Seller Subsidiary was a party, (ii) is not being challenged in any pending litigation to which Seller or the Seller Subsidiary is a party and (iii) to the Knowledge of Seller, is not the subject of any threatened or proposed litigation. Provided that the required consents and prior notices described on Seller Disclosure Schedule 3.27 are obtained or given (as the case may be), the consummation of the transactions contemplated hereby will not result in the loss or material impairment of any such Intellectual Property (other than goodwill associated with Seller or Seller Subsidiary) or Software of Seller or the Seller Subsidiary.

(b) To the Knowledge of Seller, the conduct of the business of Seller and the Seller Subsidiary as currently conducted does not, in any material respect, infringe upon (either directly or indirectly, such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any Intellectual Property owned and controlled by any third party.

(c) To the Knowledge of Seller, no third party is misappropriating, infringing, diluting or violating any material Intellectual Property owned by or licensed to or by Seller or the Seller Subsidiary, and no such claims have been made against a third party by Seller or the Seller Subsidiary.

(d) Each material item of Software, which is used by Seller or the Seller Subsidiary in connection with the operation of their businesses as currently conducted, is either (A) owned by Seller or the Seller Subsidiary, (B) currently in the public domain or otherwise available to Seller without the need of a license, lease or consent of any third party, or (C) used under rights granted to Seller or the Seller Subsidiary pursuant to a written agreement, license or lease from a third party.

3.28 Community Reinvestment Compliance. The Seller Subsidiary is in compliance with all applicable provisions of the Community Reinvestment Act of 1977, as amended (the “CRA”), and has received a CRA

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rating of “Satisfactory” in its most recent exam under the CRA. Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could be reasonably expected to result in the Seller Subsidiary failing to be in compliance with such provisions or having its current rating lowered.

3.29 No Existing Discussions. As of the date hereof, neither Seller nor the Seller Subsidiary is not engaged, directly or indirectly, in any negotiations or discussions with any other person with respect to an Acquisition Transaction (as defined below).

3.30 Certain Business Practices. Neither Seller nor the Seller Subsidiary, and, to the Knowledge of Seller, no director, officer, agent or employee of Seller or the Seller Subsidiary, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

3.31 Continuity of Business Enterprise. Seller operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

3.32 Full Disclosure. No representation or warranty of the Seller contained in this Agreement, the Seller Disclosure Schedule or in any agreement, document or certificate delivered by Seller to Acquiror pursuant to this Agreement (a) contains or at the Closing will contain any untrue statement of a material fact or (b) omits or at the Closing will omit to state a material fact necessary to make the statements herein or therein, as applicable, in light of the circumstances under which such statements were or will be made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror and Acquiror Sub, jointly and severally, make the representations and warranties contained in this Article IV, except as set forth in the disclosure schedule provided to the Seller herewith (the “Acquiror Disclosure Schedule”). The Acquiror Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article IV. Disclosure in any section of the Acquiror Disclosure Schedule shall be effectively made whether or not expressly excepted in the corresponding section of this Agreement. The following statements are made as of the date of this Agreement. The phrase “provide to Seller”, “delivered to Seller” or “made available to Seller” or any phrase of similar import means that Acquiror or Acquiror Sub has delivered, provided access to or made certain items available for review and copying, or that such items are available on www.sec.gov, to Seller or its counsel. For purposes of this Article IV, the phrase “to the Knowledge of Acquiror” or any phrase of similar import shall be deemed to refer to the actual knowledge of senior executive officers of Acquiror and Acquiror Sub (i.e., the senior vice president level and up) after reasonable investigation.

4.1 Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Acquiror has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have an Acquiror Material Adverse Effect. The term “Acquiror Material Adverse Effect” shall mean a material adverse effect on the business, results of operations, assets or financial condition of Acquiror and the Acquiror Sub taken as a whole, other than (i) the

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impact of actions or omissions of Acquiror or Acquiror Sub taken with the prior written consent of Seller in contemplation of the transactions contemplated by this Agreement; (ii) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings institutions industries; (iii) changes in generally accepted accounting principles; (iv) expenses incurred in connection with this Agreement and the Mergers including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (v) changes attributable to or resulting from changes in general economic conditions generally affecting financial institutions including changes in interest rates; or (vi) changes attributable to or resulting from conditions affecting the United States economy as a whole. Acquiror is registered as a bank holding company under the Bank Holding Act of 1956, as amended. Acquiror has furnished to Seller true and complete copies of the Articles of Incorporation and Bylaws of Acquiror and Acquiror Sub as in effect on the date hereof.

(b) Acquiror Sub (i) is duly organized and validly existing and in good standing under the laws of the State of Mississippi, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have an Acquiror Material Adverse Effect.

4.2 Authority; No Violation.

(a) Acquiror and Acquiror Sub have full corporate power and authority to execute and deliver this Agreement and the Merger Documents, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the unanimous vote of the Board of Directors of Acquiror and by the written consent of the Board of Directors of Acquiror Sub and by Acquiror as the sole stockholder of Acquiror Sub, as applicable. No other corporate proceedings on the part of Acquiror or Acquiror Sub are necessary to consummate the transactions so contemplated. Subject to receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Merger Documents have been, or will be, duly and validly executed and delivered by Acquiror and Acquiror Sub, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Acquiror and Acquiror Sub, as applicable, enforceable against Acquiror and Acquiror Sub, as applicable, in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including specific performance) is within the discretion of the appropriate court.

(b) None of the execution and delivery of this Agreement and the Merger Documents by Acquiror and Acquiror Sub, as applicable, nor the consummation by Acquiror and Acquiror Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof nor compliance by Acquiror or Acquiror Sub with any of the terms or provisions hereof or thereof will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of Acquiror or Acquiror Sub; (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Acquiror or Acquiror Sub or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Acquiror or Acquiror Sub under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or Acquiror Sub is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have an Acquiror Material Adverse Effect. Except for consents and approvals of or filings or registrations with or notices to the Commission, the Federal

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Trade Commission, the Department of Justice, the Secretary of State of the State of Mississippi, the Secretary of State of the State of Tennessee, the TDFI, the MCB, the FDIC, applicable state securities laws authorities, NASDAQ and the FRB, no consents or approvals of or filings or registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Acquiror or the Acquiror Sub in connection with (a) the execution and delivery of this Agreement and the Merger Documents by Acquiror and Acquiror Sub, as applicable, (b) the consummation by Acquiror of the transactions contemplated hereby and by the Parent Merger Documents, and (c) the consummation by Acquiror Sub of the transactions contemplated hereby and by the Subsidiary Merger Documents.

4.3 Financial Statements.

(a) Acquiror has previously delivered to Seller copies of the consolidated balance sheet of Acquiror as of December 31, 2005 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2005, accompanied by the audit reports of Horne LLP, independent public accountants, the consolidated balance sheets of Acquiror as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003, in each case, accompanied by the audit reports of Ernst & Young, LLP, independent public accountants, as well as the unaudited consolidated balance sheet of Acquiror as of September 30, 2006 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2006. The consolidated balance sheets of Acquiror referred to herein (including the related notes, where applicable) fairly present in all material respects the consolidated financial condition of Acquiror as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders’ equity and cash flows (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, changes in stockholders’ equity and cash flows of Acquiror for the respective periods or as of the respective dates set forth therein (it being understood that Acquiror’s interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which were, at the time, in the opinion of Acquiror, necessary for a fair presentation of such financial statements).

(b) Each of the financial statements referred to in this Section 4.3 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with GAAP consistently applied during the periods involved. The books and records of Acquiror and the Acquiror Sub are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

(c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 4.3(a) or the notes thereto or liabilities incurred since December 31, 2005 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable federal, state or local law or ordinance or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Statement of Financial Accounting Standards No. 5), none of Acquiror or Acquiror Sub has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, results of operations, assets or financial condition of Acquiror and Acquiror Sub taken as a whole.

4.4 Absence of Certain Changes or Events. Except as set forth in Acquiror Disclosure Schedule 4.4, there has not been any adverse change in the business, operations, assets or financial condition of Acquiror and Acquiror Sub taken as a whole since December 31, 2005 that would have a material adverse effect on the ability of Acquiror and Acquiror Sub to perform their obligations hereunder other than: (i) any change in banking or similar laws, rules or regulations of general applicability to banks, savings institutions or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; or (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

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4.5 Legal Proceedings. Except as set forth in Acquiror Disclosure Schedule 4.5, none of Acquiror or Acquiror Sub is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Acquiror or Acquiror Sub. None of Acquiror or Acquiror Sub is a party to any order, judgment or decree which adversely affects the business, results of operations, assets or financial conditions of Acquiror and the Acquiror Sub taken as a whole.

4.6 Acquiror Information. None of the information relating to Acquiror and Acquiror Sub to be provided by Acquiror or Acquiror Sub for use in the Registration Statement will, as of the date such Registration Statement is mailed to the stockholders of Seller and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

4.7 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Acquiror Sub, are insured by the FDIC to the maximum extent permitted by the FDIA, and Acquiror Sub has paid all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceedings is pending or, to the Knowledge of Acquiror, has been threatened by the FDIC against Acquiror or the Acquiror Sub with respect to the termination of such insurance.

4.8 Capital; Acquiror Shares. On the date hereof, the Acquiror Sub is, and on the Closing Date, the Acquiror Sub will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC, and on the date hereof, Acquiror is, and at the Effective Time, Acquiror will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. The shares of Acquiror Common Stock to be issued to pay the aggregate Merger Consideration pursuant to this Agreement (1) will have been duly authorized, and (2) when issued in accordance with the terms of this Agreement, will be (aa) validly issued, fully paid and non-assessable, (bb) free and clear of all liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, excluding restrictions under the 1933 Act, (cc) issued in compliance with all applicable state and federal securities laws, and (dd) in addition, such issuances shall not be subject to any preemptive right of shareholders of Acquiror or to any right of stockholders of Acquiror or to any right of first refusal or other right in favor of any person which has not been observed or waived.

4.9 Broker Fees. Except as set forth in Acquiror Disclosure Schedule 4.9, neither Acquiror nor Acquiror Sub nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.10 Securities Documents and Regulatory Reports. Acquiror has previously delivered or made available to Seller an accurate and complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the 1933 Act or the 1934 Act, or mailed by Acquiror to its stockholders as a class since January 1, 2003, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules, and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date filed publicly or provided to Seller prior to the date hereof shall be deemed to modify information as of an earlier date. Since January 1, 2003, Acquiror and Acquiror Sub have duly filed with the FDIC and the FRB in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and Acquiror has made available to Seller accurate and complete copies of such reports.

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4.11 Compliance with Applicable Law.

(a) Each of Acquiror and Acquiror Sub has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the Knowledge of Acquiror, no suspension or cancellation of any of the same is threatened.

(b) Except as set forth in Acquiror Disclosure Schedule 4.11(b), neither Acquiror nor Acquiror Sub is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any Governmental Entity, or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any Governmental Entity; and neither Acquiror nor Acquiror Sub has received any written notice from any Governmental Entity asserting that Acquiror or Acquiror Sub is in violation of any of the foregoing. Neither Acquiror nor Acquiror Sub is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and none of them has received any written communication requesting that they enter into any of the foregoing.

4.12 Full Disclosure. No representation or warranty of Acquiror or Acquiror Sub contained in this Agreement, the Acquiror Disclosure Schedule or in any agreement, document or certificate delivered by Acquiror to Seller pursuant to this Agreement (a) contains or at the Closing will contain any untrue statement or a material fact or (b) omits or at the Closing will omit to state a material fact necessary to make the statements herein or therein, as applicable, in light of the circumstances under which such statements were or will be made, not misleading.

4.13 NASDAQ. Acquiror is in compliance in all material respects with the rules, regulations and policies of NASDAQ applicable to Acquiror.

4.14 Tax and Regulatory Matters. Neither Acquiror nor Acquiror Sub has taken or agreed to take any action which would or could reasonably be expected to (a) cause the Parent Merger not to constitute a reorganization under Section 368 of the Code or (b) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c).

4.15 Capitalization.

The authorized capital stock of Acquiror consists of 75,000,000 shares of the Acquiror Common Stock, of which 15,560,006 are issued and outstanding and 1,673,553 shares are held in treasury as of the date hereof and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding on the date hereof. The authorized capital stock of Acquiror Sub consists of 772,822 shares of Acquiror Sub Common Stock of which 772,822 are issued and outstanding. Except as set forth in Acquiror Disclosure Schedule 4.15, all of the outstanding shares of capital stock of the Acquiror Sub are owned by Acquiror free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever.

4.16 Material Contracts. Neither the Acquiror nor the Acquiror Sub is in default under any contract filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2005, other than defaults which are not reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

4.17 Access to Funds. On the Closing Date, Acquiror will have sufficient funds to pay the aggregate Cash Consideration pursuant to the terms of this Agreement.

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ARTICLE V

COVENANTS OF THE PARTIES

5.1 Conduct of the Business of Seller. During the period from the date hereof to the Effective Time, except as expressly permitted by this Article V, Seller and Seller Subsidiary shall, and shall cause Capital Bancorp Trust to, conduct its and their businesses only in the ordinary course and consistent with past practice and prudent banking practice or as required hereunder, except with the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed. Seller and the Seller Subsidiary shall use their reasonable best efforts consistent with past practices to (i) preserve their business organizations intact; (ii) keep available to themselves, Acquiror and Acquiror Sub the present services of the employees of Seller and Seller Subsidiary; and (iii) preserve for themselves, Acquiror and Acquiror Sub the goodwill of customers and other third parties with whom business relationships exist.

5.2 Negative Covenants of Seller. Seller and the Seller Subsidiary agree that from the date hereof to the Effective Time, except as otherwise approved by Acquiror in writing or as permitted or required by this Agreement, each of Seller and Seller Subsidiary will not, nor will Seller permit Capital Bancorp Trust to, without the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed:

(i)	change any provision of the Charter or other governing instrument or Bylaws of Seller or any of the Subsidiaries;

(ii)	except as set forth in the Seller Disclosure Schedule 5.2(ii) the issuance of the Seller Common Stock pursuant to the present terms of the Outstanding Seller Stock Options, change the number of shares of its authorized or issued capital stock or issue or grant any shares of its capital stock or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of Seller or the Seller Subsidiary, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

(iii)	change the number of shares of the authorized securities of Capital Bancorp Trust or grant any shares of trust securities or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued trust securities, or any securities convertible into shares of such trust securities, or split, combine or reclassify any trust securities, or redeem or otherwise acquire any shares of trust securities;

(iv)	declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock (or trust securities) of Seller or any of the Subsidiaries;

(v)	grant any severance or termination pay (except as set forth in Seller Disclosure Schedule 5.2(v) and pursuant to binding contracts of Seller and Seller Subsidiary in effect on the date hereof and disclosed to Acquiror on Seller Disclosure Schedule 3.13(a)), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers, employees or consultants; or award any increase in compensation or benefits to its directors, officers, employees or consultants other than in the ordinary course of business consistent with past practices, provided that no individual increase in compensation shall exceed five percent (5%) of the directors’, officers’, employees’ or consultants’ compensation prior to the increase;

(vi)

in respect of any of its directors, officers, employees or consultants, and except as set forth in Seller Disclosure Schedule 5.2(vi), (a) modify or terminate any Seller Plan, other than any change that is required under applicable law, or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any Qualified Seller Plan or to comply with Section 409A of the Code; (b) make any contributions to any Seller Plan other than in the ordinary course of business consistent with past practice or plan terms; or (c) enter into any pension, retirement, stock option, stock purchase,

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stock grant, stock appreciation right, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto;

(vii)	sell or dispose of any assets or knowingly incur any liabilities other than in the ordinary course of business consistent with past practices and policies, or acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

(viii)	make any capital expenditures in excess of $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, and except as set forth in Seller Disclosure Schedule 5.2(viii), other than expenditures necessary to maintain existing assets in good repair;

(ix)	file any applications or make any contract with respect to branching or site location or relocation;

(x)	make any material change in its accounting methods or practices, other than changes required by GAAP, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

(xi)	change its lending, investment, deposit or asset and liability management or other banking policies in any respect except as may be required by applicable laws or regulation;

(xii)	make, change or revoke any material Tax election, amend any material Return or settle or compromise any material liability for Taxes;

(xiii)	engage in any transaction with an “affiliate,” as defined in Section 3.18 hereof, other than as set forth in Seller Disclosure Schedule 5.2(xiii) and in the ordinary course of the Seller Subsidiary’s business and in compliance with Regulation O;

(xiv)	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xv)	originate or acquire any loans or other extensions of credit except for originations (A) in accordance with existing Seller and Seller Subsidiary lending policies and (B) any lending commitments outstanding on the date hereof;

(xvi)	knowingly take any action or knowingly fail to take any action that would reasonably be expected to adversely affect or delay the ability of Acquiror, Acquiror Sub, Seller or Seller Subsidiary to perform its covenants and agreements on a reasonably timely basis under this Agreement or to consummate the transactions contemplated under this Agreement;

(xvii)	knowingly take any action or knowingly fail to take any action that would reasonably be expected to result in any of its representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time;

(xviii)	knowingly take any action which would be reasonably expected to adversely affect or delay the ability of the Acquiror, Acquiror Sub, Seller or Seller Subsidiary to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of Seller or Seller Subsidiary, individually or in the aggregate, to Acquiror;

(xix)	merge with any other corporation or bank or permit any other corporation or bank to merge into it or consolidate with any other corporation or bank;

(xx)	knowingly fail to comply with any laws, regulations, ordinances or governmental actions applicable to Seller or the Seller Subsidiary and to the conduct of the business of Seller and the Seller Subsidiary in a manner adverse to such business; or

(xxi)	agree to do any of the foregoing.

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5.3 No Solicitation.

(a) Neither Seller nor the Seller Subsidiary shall, nor shall Seller or the Seller Subsidiary authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of Seller or the Seller Subsidiary to, directly or indirectly, solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Acquiror or Acquiror Sub) concerning any Acquisition Transaction (as defined below); provided, however, that nothing contained in this Agreement shall prevent Seller (on behalf of itself and the Seller Subsidiary) or the Board of Directors of Seller from (i) providing information in response to a request therefor by a person who has made an unsolicited bona fide written proposal to engage in an Acquisition Transaction (an “Acquisition Proposal”) if the Board of Directors of Seller receives from the person so requesting such information an executed confidentiality agreement on customary terms and conditions; (ii) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; (iii) failing to recommend or withdrawing its recommendation of this Agreement to its stockholders and/or failing to hold the Special Meeting (as defined in Section 5.8) to consider this Agreement; or (iv) recommending such an Acquisition Proposal to the stockholders of Seller, if and only to the extent that, in each such case referred to in clause (i), (ii), (iii) or (iv) above, (A) Seller’s Board of Directors determines in good faith (after consultation with outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (B) Seller’s Board of Directors determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Seller’s stockholders from a financial point of view than the Mergers. An Acquisition Proposal which is received and considered by Seller in compliance with this Section 5.3 and which meets the requirements set forth in clauses (A) and (B) of the preceding sentence is herein referred to as a “Superior Proposal”. Seller will communicate to Acquiror in writing (the “Notice”) as promptly as practicable (and in no event more than 48 hours after receipt) the terms of any proposal which it may receive in respect of any Acquisition Transaction (including amendments thereto) and shall provide Acquiror with copies of (x) all such written inquiries or proposals and (y) an accurate and complete written synopsis of all such oral inquiries or proposals. For purposes of this Agreement, “Acquisition Transaction” means any offer or proposal by a person or entity other than Acquiror or Acquiror Sub for (i) a merger, tender offer, recapitalization or consolidation, or any similar transaction, involving the Seller or the Seller Subsidiary; (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of the Seller or the Seller Subsidiary; (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) of securities representing 20% or more of the voting power of the Seller; or (iv) any substantially similar transaction.

(b) During the 10 days immediately following the Acquiror’s receipt of the Notice, Acquiror (on behalf of itself and Acquiror Sub) shall be entitled to match or better the terms of the Superior Proposal described in the Notice. If Acquiror advises Seller in writing during such 10 day period that it has elected to match or better the terms of the Superior Proposal, (i) Seller, Seller Subsidiary, Acquiror and Acquiror Sub within two days of such election by Acquiror, shall amend this Agreement and the Merger Documents to reflect the matched or bettered terms of the Superior Proposal as proposed by Acquiror and (ii) Seller (on behalf of itself and Seller Subsidiary) shall not terminate this Agreement, and Seller promptly shall notify the person that made or conveyed the Superior Proposal that Acquiror has matched or bettered the Superior Proposal and this Agreement has been amended to reflect the matched or bettered terms. From and after the date on which Acquiror and Acquiror Sub execute an amendment which matches or betters the Superior Proposal, Seller and the Seller Subsidiary shall immediately cease and cause to be terminated, and cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives to, immediately cease and caused to be terminated, all discussions and negotiations regarding the Superior Proposal that has been matched or bettered by Acquiror with any person other than Acquiror. A person that has made a Superior Proposal that has been matched or bettered by Acquiror may make further Acquisition Proposals. During the period commencing on the date that

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Seller determines that the Acquisition Proposal meets the requirements set forth in clauses (A) and (B) above and ending on the eleventh day after Acquiror’s receipt of the Notice, Seller and the Seller Subsidiary shall not terminate this Agreement unless Seller receives written notice from Acquiror that it does not intend to exercise its right to match or better the Superior Proposal. If Acquiror does not notify Seller of its election by the eleventh day after Acquiror’s receipt of the Notice, Seller may terminate this Agreement and proceed with the Superior Proposal as provided in this Agreement.

(c) Except as expressly permitted by this Section 5.3 and Section 5.8, neither the Board of Directors of Seller nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Acquiror, the approval of the Agreement and the Parent Merger Documents or the Seller Recommendation (as defined in Section 5.8) or take any action or make any statement in connection with the Special Meeting inconsistent with such approval or the Seller Recommendation (collectively, a “Change in the Seller Recommendation”); (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (iii) cause Seller to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Seller Acquisition Agreement”) related to any Acquisition Transaction. For purposes of this Agreement, a Change in the Seller Recommendation shall include any approval or recommendation (or public proposal to approve or recommend), by Seller’s Board of an Acquisition Proposal, or any failure by Seller’s Board to recommend against an Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of Seller, to the extent that it determines in good faith, after consultation with outside counsel, that the failure to terminate this Agreement in light of a Superior Proposal would constitute a breach of its fiduciary duties under applicable law, may terminate this Agreement in order to concurrently enter into a Seller Acquisition Agreement with respect to such Superior Proposal, but only at a time that is after the compliance by Seller with the terms of Sections 5.3(a), 5.3(b) and 7.4.

(d) Upon the execution of this Agreement, Seller and the Seller Subsidiary shall immediately cease and cause to be terminated, and cause its officers, directors and employees, investment bankers, financial advisors, attorneys, accountants and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any persons with respect to any Acquisition Proposal and, upon request by Acquiror, shall request the return and destruction of all confidential information provided to any such person.

5.4 Negative Covenants of Acquiror. Except as expressly provided in this Agreement, or as set forth in Acquiror Disclosure Schedule 5.4, during the period from the date of this Agreement to the Effective Time, each of Acquiror and Acquiror Sub shall not (i) other than in connection with this Agreement, and except as would not have a material adverse effect on the ability of Acquiror and Acquiror Sub to perform their obligations hereunder, fail to conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice, or fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; (ii) knowingly take any action which would be reasonably expected to adversely affect or delay the ability of Acquiror or Acquiror Sub to perform their respective covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement; (iii) knowingly take any action or knowingly fail to take any action that would reasonably be expected to result in any of its representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time; (iv) knowingly take any action which would be reasonably expected to adversely affect or delay the ability of the Acquiror or Acquiror Sub to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Acquiror; or (v) agree to do any of the foregoing.

5.5 Current Information. During the period from the date hereof to the Effective Time, Seller and Seller Subsidiary will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Acquiror regarding its business, operations, assets and financial condition and matters

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relating to the completion of the transactions contemplated hereby. Within 30 days after the end of each fiscal quarter, Seller shall provide Acquiror with a copy of the FDIC Call Report filed with the FDIC.

5.6 Access to Properties and Records; Confidentiality.

(a) Seller and Seller Subsidiary shall permit Acquiror and its representatives reasonable access to their properties and shall disclose and make available to Acquiror all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Seller and the Seller Subsidiary, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ and stockholders’ meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities in which Acquiror may have an interest. Neither Seller nor the Seller Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. Seller and the Seller Subsidiary will use their best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Seller and the Seller Subsidiary shall make their respective executive officers available to confer with Acquiror and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations.

(b) All information furnished previously by Acquiror, Acquiror Sub, Seller or Seller Subsidiary, or hereafter furnished prior to the Effective Time, in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Mergers and, if such Mergers shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; shall use its best efforts to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligations of Acquiror, Acquiror Sub, Seller and the Seller Subsidiary to keep such information confidential shall continue for one year from the date the proposed Mergers are abandoned but shall not apply to (i) any information which (A) was already in the possession of the party receiving the information prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third-party not known by the receiving party to be bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

(c) Notwithstanding anything contained herein to the contrary, each party is permitted to disclose the tax treatment and tax structure of the transactions contemplated hereby at any time on or after the earliest to occur of (i) the date of public announcement of discussions relating to the transactions contemplated hereby, (ii) the date of public announcement of the transactions contemplated hereby and (iii) the date of execution of this Agreement (it being understood by the parties that a “public announcement” shall mean a public announcement permitted by this Agreement (or otherwise permitted by agreement of the parties) as distinguished from a third-party announcement or a leak). This Agreement shall not be construed to limit in any way either party’s ability to consult any tax advisor regarding the tax treatment or tax structure of the Mergers. These provisions are meant to be interpreted so as to prevent the Mergers from being treated as offered under “conditions of confidentiality” within the meaning of the Code and the Treasury Regulations thereunder.

5.7 Regulatory Matters.

(a) The parties hereto will cooperate with each other and use their best efforts to prepare all necessary documentation (including the Registration Statement), to effect all necessary filings and to obtain all necessary

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permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement as soon as practicable. The parties shall each have the right to review in advance all information relating to the other, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written material submitted to, any third party or Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Each of the parties will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of them, or any of their respective subsidiaries, to any Governmental Entity in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

(c) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in connection with the Mergers and the other transactions, applications or filings contemplated by this Agreement.

5.8 Approval of Stockholders. Seller shall, subject to the provisions of Section 5.3 and this Section 5.8, (i) take all steps (including participation in the preparation of the Registration Statement in accordance with all applicable requirements and having the Registration Statement cleared by the Commission and mailed to its stockholders) necessary to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournments, the “Special Meeting”) as soon as reasonably practicable for the purposes of securing the approval of such stockholders of this Agreement and the Parent Merger Documents, (ii) recommend to its stockholders the approval of this Agreement and the Parent Merger Documents and the transactions contemplated hereby and thereby (the “Seller Recommendation”), and (iii) use its best efforts to obtain, as promptly as practicable, such approval; provided, however, that the Board of Directors of Seller may fail to hold such Special Meeting, fail to make such recommendation, or withdraw, modify or change any such recommendation, if such Board of Directors, after having consulted with and considered the advice of outside counsel, has determined in good faith that the holding of such Special Meeting, the making of such recommendation or the failure to withdraw, modify or change such recommendation, either as a result of an Acquisition Proposal that has not been withdrawn or otherwise, would constitute a breach of the fiduciary duties of such directors under applicable law. The parties will reasonably cooperate in the preparation of the Registration Statement. Promptly following approval of this Agreement and the Parent Merger Documents by the stockholders of Seller, Seller, as the sole stockholder of Seller Subsidiary, will approve and consent to this Agreement and the Subsidiary Merger Documents in such capacity, whether at a meeting or by written consent.

5.9 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to Closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Merger Documents.

5.10 Disclosure Supplements. From time to time prior to the Effective Time, each party will supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby; provided, however, that the inclusion of any information in any such amendment or supplement not included in the original Disclosure Schedules shall not limit or impair any right which a party may have to terminate this Agreement pursuant to Section 7.1(d) due to failure to satisfy the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be.

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5.11 Public Announcements. Prior to the Effective Time, the parties hereto shall approve in advance the substance, and cooperate with each other in the development and distribution, of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation and as to which the parties releasing such information have used their reasonable efforts to discuss with the other parties in advance.

5.12 Failure to Fulfill Conditions. In the event that either of the parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to September 30, 2007 and that it will not waive that condition, it will promptly notify the other party. Acquiror (on behalf of itself and Acquiror Sub) and Seller (on behalf of itself and Seller Subsidiary) will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay unqualified approval of the Mergers by any Governmental Entity or which would otherwise prevent or materially delay completion of such Mergers or the other transactions contemplated hereby.

5.13 Certain Post-Merger Agreements.

The parties hereto agree to the following arrangements following the Effective Time:

(a) Employee Benefit Plans.

(1)	Subject to the provisions of this Section 5.13, all employees of Seller or the Seller Subsidiary immediately prior to the Effective Time who become employed by Acquiror, Acquiror Sub or any subsidiary or affiliate thereof (as the case may be, “Employer”) immediately following the Effective Time (“Transferred Employees”) will be covered by the Employer employee benefit plans on substantially the same basis as other employees of Employer performing services primarily on behalf of Employer in a comparable position. Following the Effective Time, Acquiror will provide continuation coverage under Section 4980B of the Code and 601 of ERISA to all qualified beneficiaries who were entitled to such coverage under Seller’s or Seller Subsidiary’s group health plan immediately prior to the Effective Time. Notwithstanding the foregoing, Employer may determine to continue any of the Seller Plans for Transferred Employees in lieu of offering participation in the Employer benefit plans providing similar benefits (e.g., medical and hospitalization benefits). Alternatively, after the Effective Time, Employer may elect to terminate or amend any of the Seller Plans or to merge any such benefit plans with the Employer benefit plans. Except as otherwise specifically provided in this Section 5.13 and/or as otherwise prohibited by law, Transferred Employees’ service with Seller or the Seller Subsidiary shall be recognized as service with the Employer for purposes of eligibility to participate and vesting under the Employer benefit plans, policies or arrangements for which they may be eligible on or after the Effective Time (including but not limited to, vacation, sick and other leave policies), subject to applicable break-in-service rules, and provided that such service shall not operate to duplicate any benefit. Acquiror and Acquiror Sub agree that, to the extent waived, satisfied or inapplicable to any Transferred Employee under the terms of any group health, group term life insurance or long-term disability plan maintained by Seller or the Seller Subsidiary at the Effective Time, any preexisting condition or similar limitation or exclusion contained in an Employer’s group health, long-term disability or group term life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under similar plans maintained by Seller or the Seller Subsidiary at the Effective Time and who then change coverage to the Employer’s group health, group term life insurance or long-term disability plan at the time such Transferred Employees are first given the option to enroll.

(2)	As of the Effective Time, Acquiror shall assume and honor and shall cause the appropriate Employer to assume and honor in accordance with their terms all employment agreements existing immediately prior to the Effective Time which are between Seller or the Seller Subsidiary and any officer which have been disclosed in Seller Disclosure Schedule 3.13(a), in the form in effect as of the date hereof.

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(3)	Following the Effective Time, Acquiror and Acquiror Sub may determine to continue, amend or terminate any deferred compensation plan, policy, program or arrangement listed on Seller Disclosure Schedule 3.8(a) provided that any amendment, termination or continuance does not impair the benefits due thereunder as of the date hereof and that any such amendment, termination or continuance is permitted under such plans, policies, programs or arrangements or otherwise required by applicable law.

(4)	Prior to the Closing Date, Seller’s board of directors shall adopt corporate resolutions as necessary to (i) terminate any Qualified Seller Plan that is intended to be qualified under Section 401(k) of the Code (“Seller 401(k) Plan”) effective as of the date preceding the date on which the Effective Time occurs, (ii) fully vest the account balances of the participants and beneficiaries in the Seller 401(k) Plan as of the termination date, (iii) reserve the power to amend the Seller 401(k) Plan after the date of termination to the extent reasonably necessary to comply with applicable law or to facilitate the termination of the Seller 401(k) Plan, and (iv) provide for the distribution of benefits from the Seller 401(k) plan in accordance with its terms and as permitted under applicable law. Following the Effective Time, Acquiror shall cause the account balances under the Seller 401(k) Plan to be distributed in accordance with the terms of such plan and applicable law, and take such other actions, as it deems necessary to finalize the termination of the Seller 401(k) Plan.

(5)	As of the date hereof, Seller shall amend its Employee Stock Purchase Plan to prohibit the declaration or occurrence of any additional offering periods or offering dates thereunder, except that such amendment shall not affect any such period or date declared on or before the date hereof, and to prohibit the execution of any additional subscription agreements in connection therewith. Immediately prior to the Effective Time, Seller shall terminate the Employee Stock Purchase Plan; provided, however, that such termination shall not preclude the acquisition of shares of Seller Common Stock with respect to any offering period or offering date declared or fixed under the terms of the plan prior to the date hereof or the continuation of payroll deductions with respect to a subscription agreement entered into in connection therewith. After the Effective Time, the right to acquire shares of Seller Common Stock shall be converted to the right to acquire shares of Acquiror Common Stock in an amount equal to the number of shares of Seller Common Stock subject to the terms of each acquisition agreement then in effect multiplied by the Exchange Ratio and at an acquisition price determined as the quotient of the acquisition price determined in accordance with such plan divided by the Exchange Ratio.

(6)	No provision in this Agreement shall amend or modify or be deemed to modify or amend any Seller Plan or any similar plan, policy, arrangement or agreement maintained by Acquiror. Nothing contained herein shall be deemed a guarantee of employment for any Transferred Employee or to restrict the right of Acquiror, Acquiror subsidiary or affiliate thereof to terminate the employment of any Transferred Employee or a guarantee of any type or amount of compensation or benefits.

(b) Indemnification. Acquiror shall indemnify and hold harmless each present and former director and officer of Seller determined as of the Effective Time and Seller Subsidiary determined as of the effective time of the Subsidiary Merger, all of whom are identified on Seller Disclosure Schedule 5.13(b), and their heirs, personal representatives and estates (collectively, the “Indemnified Parties”) against, and shall promptly upon request advance or reimburse, any and all costs or expenses (including reasonable attorneys’ fees), judgments, interest, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) as they are incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”), whether or not the Indemnified Party is a party to such Proceeding, based upon or arising from the Indemnified Party’s capacity as an officer or director of Seller and/or the Seller Subsidiary, whether threatened, asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the same extent as the Indemnified Parties would have been indemnified under the Articles of Incorporation and/or Bylaws of Acquiror as such documents were in effect on the date of this Agreement as if the Indemnified Parties were officers or directors of Acquiror at all relevant times. This

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indemnity shall be provided for two years following the Effective Time; or if there shall be any proceeding pending or threatened on the second anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened Proceeding is finally resolved.

The rights to indemnification granted by this Section 5.13(b) are subject to the following limitations: (i) the total aggregate indemnification provided by Acquiror pursuant to this Section 5.13(b) shall not exceed, as to all Indemnified Parties as a group, a sum equal to the Indemnification Cap, and Acquiror shall have no responsibility to the Indemnified Parties for the manner in which such sum is allocated among that group; (ii) a director or officer who would otherwise be a member of the Indemnified Parties under this Section 5.13(b) shall not be entitled to the benefits hereof unless such director or officer has executed a Joinder Agreement in the form of Schedule 5.13(b) hereto; and (iii) amounts otherwise required to be paid by Acquiror to the Indemnified Parties pursuant to this Section 5.13(b) shall be reduced by any amounts that such Indemnified Parties recover from any third party. For purposes of this Agreement, “Indemnification Cap” shall mean an amount equal to the sum of (i) $5,000,000 and (ii) the policy limits of the insurance coverage obtained by Acquiror in accordance with Section 5.13(c).

Acquiror agrees that the Indemnification Cap limit set forth in this Section 5.13(b) shall not apply to any damages, liabilities, judgments and claims (and related expenses, including, without limitation, attorneys’ fees and amounts paid in settlement) insofar as they arise out of or are based upon the matters for which indemnification is provided in Section 5.21 hereof.

(c) Insurance. Acquiror shall use its reasonable best efforts to obtain, or to cause the Acquiror Sub to obtain, for a period of two years after the Effective Time policies of directors’ and officers’ liability insurance covering the persons listed on Seller Disclosure Schedule 5.13(b) at no cost to the beneficiaries thereof with respect to the acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar provisions and conditions as existing policies; provided, however, that neither Acquiror nor Acquiror Sub shall be required to pay an aggregate premium for such insurance coverage in excess of 200% of the amount for such coverage set forth in Seller Disclosure Schedule 3.14 but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d) Subsequent Events. In the event that Acquiror or Acquiror Sub or any of their respective successors or assigns (i) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any entity, then, and in each such case, the surviving or purchasing entity and the successors and assigns of such entity shall assume the obligations set forth in Sections 5.13(b) and (c), which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Indemnified Parties and the persons listed on Seller Disclosure Schedule 5.13(c), respectively, and shall survive the Closing of this Agreement.

5.14 Takeover Laws; No Rights Triggered. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of Seller, Seller Subsidiary, Acquiror and Acquiror Sub and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

5.15 Preparation of Registration Statement. The parties hereto shall jointly prepare as promptly as practicable a proxy statement to be mailed to the stockholders of Seller who are to vote upon this Agreement and the Parent Merger Documents in connection with the transactions contemplated hereby and to be part of the Registration Statement to be filed by Acquiror with the Commission pursuant to the 1933 Act with respect to the shares to be issued in connection with the Mergers. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness, up to and including

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the time of the last stockholder meeting with respect to the transactions contemplated hereby, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Acquiror and Acquiror Sub relating to Acquiror and Acquiror Sub and by Seller and Seller Subsidiary relating to Seller and the Seller Subsidiary, (i) will comply in all material respects with the provisions of the 1933 Act and the rules and regulations of the Securities and Exchange Commission thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Acquiror will advise Seller promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or for additional information.

5.16 Affiliates. Prior to the Effective Time, Seller shall deliver to Acquiror a letter identifying all persons whom it believes to be “affiliates” of Seller for purposes of Rule 145(c) or Rule 144 (as applicable) under the 1933 Act (“Affiliates”). Seller shall use its best efforts to cause each person so identified to deliver to Acquiror prior to the Effective Time a written agreement in substantially the form of Schedule 5.16 hereto providing, among other things, that such person will not dispose of Acquiror Common Stock received in the Parent Merger except in compliance with the 1933 Act and the rules and regulations thereunder.

5.17 Adjustment for Changes in Outstanding Shares. In the event that prior to the Effective Time the outstanding shares of Acquiror Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in the Acquiror’s capitalization, then an appropriate and proportionate adjustment shall be made in the number and kinds of shares of Acquiror Common Stock to be thereafter delivered in connection with the Parent Merger.

5.18 Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VI of this Agreement and at such time as consummation of the transactions contemplated by this Agreement seems reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VII hereof), Seller and the Seller Subsidiary shall, and shall cause Capital Bancorp Trust to, take any and all necessary or appropriate actions to adopt all Acquiror accounting procedures and policies (including, without limitation, those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by Seller or the Seller Subsidiary at the request of Acquiror pursuant to this section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by Seller or the Seller Subsidiary herein.

5.19 Covenant to Close. At such time as is deemed appropriate by the parties hereto or as otherwise set forth in this Agreement, and upon satisfaction or waiver of each of the conditions to Closing of the Mergers, the parties agree to take such actions as are reasonably necessary or appropriate to effect the Closing and the Mergers.

5.20 Certain Agreements. As promptly as practicable after the date hereof (but no later than ten days of the date of this Agreement), Seller and Seller Subsidiary shall have each director of Seller and Seller Subsidiary who is not an employee of Seller or Seller Subsidiary, respectively, execute a Lock-Up and Non-Competition Agreement in substantially the form of Schedule 5.20-A hereto and have each executive officer of Seller and Seller Subsidiary who is also a director of Seller or Seller Subsidiary, respectively, execute a Lock-Up Agreement in substantially the form of Schedule 5.20-B hereto. On the Closing Date, Seller shall cause R. Rick Hart to execute an employment agreement in substantially the form of Schedule 5.20-C hereto (the “Hart Employment Agreement”) and a termination and release agreement in substantially the form of Schedule 5.20-D hereto (the “Hart Termination Agreement”). On the Closing Date, Seller shall cause John W. Gregory, Jr. to execute an employment agreement in substantially the form of Schedule 5.20-E hereto (such employment

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agreement together with the Hart Employment Agreement are referred to herein collectively as the “Employment Agreements”) and a termination and release agreement in substantially the form of Schedule 5.20-F hereto (such termination and release agreement together with the Hart Termination Agreement are referred to herein collectively as the “Termination Agreements”).

5.21 Hold Harmless. Acquiror will indemnify and hold harmless Seller, the Seller Subsidiary, each of the directors and officers and each person, if any, who controls Seller or the Seller Subsidiary within the meaning of the 1933 Act against any losses, claims, damages or liabilities, joint, several and solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will pay or promptly reimburse such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Acquiror shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or actions in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement in reliance upon and in conformity with information furnished to Acquiror by Seller or the Seller Subsidiary for use therein. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Acquiror under this Section 5.21, notify Acquiror in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Acquiror of the commencement thereof, Acquiror shall be entitled to participate therein; and to the extent that it shall wish to assume the defense thereof with counsel satisfactory to such indemnified party, and, after notice from Acquiror to such indemnified party of its election to so assume the defense thereof, Acquiror shall not be liable to such indemnified party under this Section 5.21 for any legal expenses of other counsel or of any other expenses subsequently incurred by such indemnified party.

5.22 Seller Indebtedness. Acquiror will execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of Seller’s (i) outstanding floating rate Junior Subordinated Debentures issued by Seller pursuant to the Indenture and (ii) obligations under the related Guarantee Agreement dated June 16, 2005.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to the Parties’ Obligations under this Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) All necessary regulatory or governmental approvals and consents required to complete the Mergers shall have been obtained, all conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied, and all waiting periods in respect thereof shall have expired; and all notices, reports and other filings required to be made with any Governmental Entity in connection with the Parent Merger prior to the Effective Time by Acquiror or Seller or in connection with the Subsidiary Merger prior to the Effective Time by Acquiror Sub or Seller Subsidiary shall have been made and become final.

(b) This Agreement and the Merger Documents shall have been duly adopted and approved by the requisite votes of the stockholders of Seller.

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(c) None of Seller, Seller Subsidiary, Acquiror or Acquiror Sub shall be subject to any statute, rule, regulation, injunction or other order or decree which shall have been enacted, entered, promulgated or enforced by any governmental or judicial authority which prohibits, restricts or makes illegal consummation of the Mergers or the other transactions contemplated hereby.

(d) All consents or approvals of all persons (other than Governmental Entities) required for consummation of the Mergers shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller, Seller Subsidiary, Acquiror or Acquiror Sub.

(e) The Registration Statement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission.

(f) Acquiror and the stockholders of Seller shall have received an opinion of Phelps Dunbar LLP, which opinion shall be satisfactory in form and substance to Acquiror and Seller, to the effect that the Parent Merger when consummated in accordance with the terms hereof will constitute a reorganization within the meaning of Section 368(a) of the Code and that the exchange of Seller Common Stock to the extent exchanged for Acquiror Common Stock will not give rise to gain or loss to the stockholders of Seller with respect to such exchange.

(g) The shares of Acquiror Common Stock issuable to the holders of Seller Common Stock in the Parent Merger shall have been approved for listing on The NASDAQ Global Select Market on or before the Closing Date, subject to official notice of issuance.

(h) Acquiror and Seller shall have executed and delivered the Parent Merger Documents.

(i) Acquiror Sub and Seller Subsidiary shall have executed and delivered the Subsidiary Merger Documents.

(j) The Employment Agreements and the Termination Agreements shall have been fully executed and delivered.

(k) Seller and Seller Subsidiary shall have amended, to the reasonable satisfaction of Acquiror, all options grants to, and Supplemental Executive Retirement Agreements (“SERPs”) with, each of R. Rick Hart and John W. Gregory, Jr. to provide (i) that the consummation of the transactions contemplated by this Agreement will not constitute a change in control of Seller under those options and SERPs, (ii) that the options and SERPs will fully vest benefits following termination of employment without Cause or resignation in connection with a Constructive Termination (each as defined in the Employment Agreements), and (iii) that upon a termination of employment without Cause or resignation in connection with a Constructive Termination, normal retirement benefits shall be payable under the SERPs commencing at the normal retirement age as defined therein.

6.2 Conditions to the Obligations of Acquiror and Acquiror Sub under this Agreement. The obligations of Acquiror and Acquiror Sub under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Acquiror (on behalf of itself and Acquiror Sub) to the extent permitted by law:

(a)(i) Each of the obligations of Seller and Seller Subsidiary required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Seller and Seller Subsidiary contained in this Agreement shall have been true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date shall be true and correct as of such date), and Acquiror shall have received certificates to that effect signed by the Presidents and Chief Executive Officers of Seller and Seller Subsidiary.

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(b) All permits, consents, waivers, clearances, approvals and authorizations of all Governmental Entities or third parties which are necessary in connection with the consummation of the Mergers shall have been obtained; and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any terms or conditions which are unacceptable to Acquiror, in its sole discretion.

(c) Holders of the Seller Common Stock who dissent from the Parent Merger pursuant to Section 48-23-101 et seq. of the TCA by meeting the requirements set forth therein shall not hold more than 5% of the Seller Common Stock immediately prior to the Effective Time.

(d) With respect to the Rights Agreement dated July 18, 2001 (the “Rights Agreement”) between Seller and Registrar and Transfer Company, Seller shall have redeemed for cash all but not less than all of the Rights (as defined in the Rights Agreement) in accordance with Section 23 of the Rights Agreement on terms and conditions acceptable to the Acquiror, in its sole discretion.

(e) Seller’s Board of Directors shall have adopted the corporate resolutions described in Section 5.13(a)(4) of this Agreement terminating the Seller 401(k) Plan effective as of the Closing Date.

6.3 Conditions to the Obligations of Seller and Seller Subsidiary under this Agreement. The obligations of Seller and Seller Subsidiary under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Seller (on behalf of itself and Seller Subsidiary) to the extent permitted by law:

(a)(i) Each of the obligations of Acquiror and Acquiror Sub required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Acquiror and Acquiror Sub contained in this Agreement shall have been true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date shall be true and correct as of such date), and Seller shall have received certificates to that effect signed by the Presidents and Chief Executive Officers of Acquiror and Acquiror Sub.

(b) All permits, consents, waivers, clearances, approvals and authorizations of all Governmental Entities or third parties which are necessary in connection with the consummation of the Mergers shall have been obtained; and none of such permits, consents, waivers, clearances, approvals and authorizations shall adversely affect the Merger Consideration.

(c) Three qualified people selected by Seller from its Board of Directors and reasonably acceptable to Acquiror shall be appointed to the Board of Directors of Acquiror on the Closing Date and three qualified people selected by Seller or Seller Subsidiary from the Seller Subsidiary’s Board of Directors and reasonably acceptable to Acquiror shall be appointed to the Board of Directors of Acquiror Sub on the Closing Date.

(d) The shares of Acquiror Common Stock to be issued in connection with the transactions contemplated hereby shall have been approved for listing on The NASDAQ Global Select Market, and the Acquiror Common Stock shall not have been delisted from The NASDAQ Global Select Market nor shall proceedings have been instituted or initiated thereto.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER, ETC.

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger Documents by the stockholders of Seller and Seller Subsidiary:

(a) by mutual written consent of the parties hereto;

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(b) by Acquiror (on behalf of itself and Acquiror Sub) or Seller (on behalf of itself and Seller Subsidiary) (i) if the Effective Time shall not have occurred on or prior to September 30, 2007, unless approval by a Governmental Entity pursuant to Section 6.1(a) is pending and has not been finally resolved, in which event such date shall be automatically extended to December 31, 2007; or (ii) if a vote of the stockholders of Seller is taken and such stockholders fail to approve this Agreement and the Parent Merger Documents at the Special Meeting; unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time or such vote, as the case may be;

(c) by Acquiror (on behalf of itself and Acquiror Sub) or Seller (on behalf of itself and Seller Subsidiary) upon written notice to the other (i) 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Mergers and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable Governmental Entity, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied; provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; and in each case the time period for appeals and requests for reconsideration has run; or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the Mergers or the other transactions contemplated by this Agreement;

(d) by Acquiror (on behalf of itself and Acquiror Sub) in writing if Seller or Seller Subsidiary has, or by Seller (on behalf of itself and Seller Subsidiary) in writing if Acquiror or Acquiror Sub has, breached (i) any covenant or undertaking contained herein, which breach would result in the failure to satisfy the closing condition set forth in Section 6.2(a) or 6.3(a), as the case may be, and such breach cannot be or has not been cured within 30 days after the giving of written notice of such breach to the non-terminating party, or (ii) any representation or warranty contained herein, which breach would result in the failure to satisfy the closing condition set forth in Section 6.2(a) or 6.3(a), as the case may be, and such breach cannot be or has not been cured within 30 days after the giving of written notice of such breach to the non-terminating party;

(e) by Acquiror (on behalf of itself and Acquiror Sub) if (i) Seller shall have failed to make the Seller Recommendation in the Registration Statement, (ii) Seller shall have effected a change in the Seller Recommendation, (iii) Seller shall have breached its obligations under this Agreement by reason of a failure to call or convene the Special Meeting in accordance with Section 5.8, or (iv) Seller shall have approved or recommended, or proposed publicly to approve or recommend, any Acquisition Transaction;

(f) by Acquiror (on behalf of itself and Acquiror Sub) if holders of more than 5% of Seller Common Stock exercise statutory rights of dissent and appraisal pursuant to Section 48-23-101 et seq. of the TCA;

(g) by Seller (on behalf of itself and Seller Subsidiary) (i) in accordance with the terms and conditions of Section 5.3(c) or (ii) under the circumstances described in the proviso of Section 5.8;

(h) by Acquiror (on behalf of itself and Acquirer Sub) if the FDIC and/or the TDFI shall have closed or ordered the closing of Seller Subsidiary; or

(i) by Seller (on behalf of itself and Seller Subsidiary) upon the occurrence of both of the following events: (i) the Average Closing Price (as defined below) is less than $26.25, which is 85% of $30.88 (the price for a share of Acquiror Common Stock used to establish the Exchange Ratio) and (ii) (a) the number obtained by dividing the Average Closing Price by $30.88 (the “Acquiror Ratio”) is less than (b) the number obtained by dividing the Index Value (as defined below) on the Determination Date by the Index Value on the Starting Date minus .15 (the “Index Ratio”).

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“Average Closing Price” means the average of the per share closing prices of shares of Acquiror Common Stock as reported on The NASDAQ Global Select Market for the 20 consecutive full trading days ending on (and including) the Determination Date.

“Determination Date” means that certain date which is the eighth Business Day prior to the Closing Date.

“Index Value” on a given date shall mean the index value for the NASDAQ Bank Index as reported by Bloomberg, L.P.

“Starting Date” means December 21, 2006.

Notwithstanding anything to the contrary herein, if Seller (on behalf of itself and Seller Subsidiary) terminates this Agreement pursuant to Section 7.1(i), then Acquiror, at its option, upon written notice to Seller within 15 days of its receipt of Seller’s notice of termination pursuant to Section 7.1(i), may adjust the Exchange Ratio to be equal to the lesser of (i) a number (rounded to four decimals) equal to a quotient, the numerator of which is the product of $26.25 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number (rounded to four decimals) equal to a quotient, the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Acquiror Ratio. If Acquiror makes an election contemplated by the preceding sentence, within such 15 day period, it shall give prompt written notice to Seller of such election and the revised Exchange Ratio, whereupon Seller’s notice of termination pursuant to Section 7.1(i) shall be deemed withdrawn and of no force and effect from and after the date of Acquiror’s notice pursuant to this paragraph and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.1(i).

7.2 Effect of Termination. In the event of termination of this Agreement by either Acquiror or Seller as provided above, this Agreement shall forthwith become void (other than Sections 5.6(b), this Section 7.2, Section 7.4 and Article VIII hereof, which shall remain in full force and effect), and there shall be no further liability on the part of the parties or their respective officers or directors except for the liability of the parties under Sections 5.6(b), 7.4 and 8.1 hereof and except for liability for any willful breach of any covenant, undertaking, representation or warranty in this Agreement giving rise to such termination.

7.3 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the Parent Merger, whether before or after approval thereof by the stockholders of Seller, the parties may (a) amend this Agreement and the Merger Documents; (b) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or (d) waive compliance with any of the agreements or conditions contained herein (other than required stockholder and regulatory approval); provided, however, that after any approval of the Parent Merger by the stockholders of Seller, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement or the Parent Merger Documents which (i) modifies either the amount or the form of the Merger Consideration to be delivered to stockholders of Seller (for the avoidance of doubt, excluding adjustments in the Exchange Ratio pursuant to Section 2.1(a)(viii) and Section 7.1 of this Agreement), or (ii) is reasonably likely to materially delay or jeopardize receipt of any required regulatory approvals or materially impair or prevent the satisfaction of any other condition to the obligations of Acquiror, Acquiror Sub, Seller or Seller Subsidiary set forth in Sections 6.1, 6.2 and 6.3 hereof or may materially delay the Effective Time. This Agreement and the Merger Documents may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and which has been authorized by or under the direction of its Board of Directors; but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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7.4 Termination Fees.

(a) In the event that (A) a Pre-Termination Takeover Proposal Event (as defined in subsection (c)) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Acquiror or Seller pursuant to Section 7.1(b)(ii) or by Acquiror pursuant to Section 7.1(d) as a result of a willful breach by Seller or Seller Subsidiary and (B) prior to the date that is 12 months after the date of such termination Seller consummates an Acquisition Proposal, then Seller shall, on the date such Acquisition Proposal is consummated, pay Acquiror a fee equal to $5,000,000 by wire transfer of same-day funds.

(b) In the event that this Agreement is terminated by Acquiror pursuant to Section 7.1(e) or by Seller pursuant to Section 7.1(g), then concurrently with such termination, Seller shall pay to Acquiror a fee equal to $5,000,000 by wire transfer of same-day funds, and such termination shall not be deemed effective hereunder until receipt by Acquiror of such fee. For the avoidance of doubt, if Seller fails to hold the Special Meeting, fails to make the Seller Recommendation, or withdraws, modifies or changes the Seller Recommendation either as a result of an Acquisition Proposal that has not been withdrawn or otherwise, and this Agreement is terminated by Acquiror pursuant to Section 7.1(e) or by Seller pursuant to Section 7.1(g), then Seller shall pay the $5,000,000 fee as provided in this Section 7.4(b). In no event shall Seller be required to pay a $5,000,000 fee under both this Section 7.4(b) and Section 7.4(a).

(c) For purposes of this Section 7.4, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to the senior management or board of directors of Seller or has been made directly to its stockholders generally or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five Business Days prior to the Special Meeting with respect to a termination pursuant to Section 7.1(b)(ii) or the date of termination with respect to a termination pursuant to Section 7.1(d). Seller acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Acquiror would not enter into this Agreement; accordingly, if Seller fails promptly to pay the amount due pursuant to this Section 7.4 and, in order to obtain such payment, Acquiror commences a suit which results in a judgment against Seller for the fee set forth in this Section 7.4, Seller shall pay to Acquiror its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

ARTICLE VIII

MISCELLANEOUS

8.1 Expenses. Except as provided in Section 7.4, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided that Acquiror and Seller shall each bear one-half of all costs of printing, mailing and filing the Registration Statement and all filing and similar fees relating to the Mergers.

8.2 Survival. The respective representations, warranties and covenants of the parties to this Agreement shall not survive (i) the Effective Time or (ii) the termination of this Agreement, but shall terminate as of the Effective Time or such termination, respectively, except for the provisions of (i) Article II, Sections 2.8, 5.13 and 5.21 and this Article VIII which shall survive the Effective Time, and (ii) Sections 5.6(b), 5.6(c), 7.4 and this Article VIII which shall survive such termination, respectively.

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8.3 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or by facsimile, or sent by registered or certified mail, postage prepaid, addressed as follows:

(a) If to Acquiror or Acquiror Sub, to:

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38801

Attention: E. Robinson McGraw

Facsimile: (662) 680-1230

Copy (which shall not constitute notice) to:

Phelps Dunbar LLP

20th Floor

365 Canal Street

New Orleans, Louisiana 70130

Attention: Mark A. Fullmer

Facsimile: (504) 568-9130

(b) If to Seller or Seller Subsidiary, to:

Capital Bancorp, Inc.

1820 West End Avenue

Nashville, Tennessee 37203

Attention: R. Rick Hart

Facsimile: (615) 321-2126

Copy (which shall not constitute notice) to:

Powell Goldstein

One Atlantic Center—14th Floor

1201 West Peachtree Street, N.W.

Atlanta, GA 30309

Attention: Walter G. Moeling, IV

Facsimile: (404) 572-6999

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

8.4 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, except as otherwise expressly provided in Sections 2.8, 5.13(a)(2), 5.13(a)(3), 5.13(b), 5.13(c) and 5.21, that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

8.5 Complete Agreement. This Agreement and the Plans of Merger, including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, including the confidentiality agreement by and between the Seller and Acquiror dated August 30, 2006, contain the entire agreement and understanding of the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings by and among the parties, both written and oral, with respect to such subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings by and among the parties other than those expressly set forth herein or therein.

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8.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

8.7 Governing Law. This Agreement shall be governed by the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof except for matters relating to the corporate attributes of Seller and Seller Subsidiary, the respective rights and duties of the directors, officers and shareholders, in such capacities, of Seller and Seller Subsidiary, the procedures for consummating the Parent Merger in the State of Tennessee and the Subsidiary Merger in the State of Tennessee, the corporate authority and capacity of Seller and Seller Subsidiary and the effects of the Mergers shall be governed by, and construed in accordance with the TCA with regard to conflict of laws principles thereunder.

8.8 Interpretation. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section, exhibit or schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The parties agree to waive any requirements for the securing or posting of any bond in connection with any remedy described in this Section 8.9.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:	/s/ E. ROBINSON MCGRAW
E. Robinson McGraw, President and Chief Executive Officer

RENASANT BANK

By:	/s/ E. ROBINSON MCGRAW
E. Robinson McGraw, President and Chief Executive Officer

CAPITAL BANCORP, INC.

By:	/s/ R. RICK HART
Name:	R. Rick Hart
Title:	President and Chief Executive Officer

CAPITAL BANK & TRUST COMPANY

By:	/s/ R. RICK HART
Name:	R. Rick Hart
Title:	President and Chief Executive Officer

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INDEX OF DEFINED TERMS

Term	Defined In Section No.
Acquiror	First paragraph
Acquiror Common Stock	2.1(a)(i)
Acquiror Disclosure Schedule	First sentence Article IV
Acquiror Material Adverse Effect	4.1(a)
Acquiror Ratio	7.1(i)
Acquiror Sub	First paragraph
Acquisition Proposal	5.3(a)
Acquisition Transaction	5.3(a)
ADA	3.8(b)
ADEA	3.8(b)
Affiliates	5.16
Agreement	First paragraph
Average Closing Price	7.1
Business Day	1.2
Capital Bancorp Trust	3.1(b)
Cash Consideration	2.1(a)(i)
Cash Election	2.1(a)(iii)
Cash Election Shares	2.1(a)(vii)
Change in the Seller Recommendation	5.3(c)
Claims	5.13(b)
Closing	1.2
Closing Date	1.2
Code	2.1(a)(viii)
Combination Election	2.1(a)(iii)
Commission	3.10
Costs	5.13(b)
CRA	3.28
delivered to Acquiror	First paragraph of Article III
delivered to Seller	First paragraph of Article IV
Determination Date	7.1
Dissenting Stockholder	2.3
Effective Time	1.2
Election Deadline	2.1(a)(iv)
Environmental Law	3.15
Employee Stock Purchase Plan	2.8(a)
Employees	3.8(a)
Employer	5.13(a)(1)
Employment Agreements	5.20
Environmental Law	3.15
ERISA	3.8(a)
ERISA Plan	3.8(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(e)
Exchange Ratio	2.1(a)(i)
FDIA	3.12
FDIC	3.3(b)
FLMA	3.8(b)
FRB	3.3(b)
Form of Election	2.1(a)(iii)

Annex A-1 - Page 53

GAAP	3.4(b)
Governmental Entity	1.2
Hart Employment Agreement	5.20
Hart Termination Agreement	5.20
Hazardous Substance	3.15
HIPAA	3.8(b)
Indemnification Cap	5.13(b)
Indemnified Parties	5.13(b)
Indenture	3.2(b)
Index Ratio	7.1(i)
Index Value	7.1
Intellectual Property	3.27(a)
IRS	3.7(a)
Loan Portfolio Properties and Other Properties Owned	3.15
made available to Acquiror	First paragraph of Article III
made available to Seller	First paragraph of Article IV
Maximum Cash Election Number	2.1(a)(ii)
Maximum Stock Election Number	2.1(a)(ii)
MBCA	1.1(a)
MCB	1.2
Mergers	1.1(b)
Merger Consideration	2.1(a)(i)
Merger Documents	1.2
Minimum Cash Election Number	2.1(a)(ii)
Minimum Stock Election Number	2.1(a)(ii)
Notice	5.3(a)
Outstanding Seller Stock Options	2.8(a)
Parent Merger	1.1(a)
Parent Merger Documents	1.2
party/parties	First paragraph
Pension Plan	3.8(a)
Pre-Termination Takeover Proposal Event	7.4(c)
Price Per Share	2.1(a)(i)
Proceeding	5.13(b)
provide to Acquiror	First paragraph of Article III
provide to Seller	First paragraph of Article IV
Qualified Seller Plan	3.8(a)
Registration Statement	3.10
Representative	2.1(a)(iii)
Returns	3.7(a)
Rights Agreement	6.2(d)
Risk Management Instruments	3.20
Seller	First paragraph
Seller 401(k) Plan	5.13(a)(4)
Seller Acquisition Agreement	5.3(c)
Seller Agreement	3.13(a)
Seller Common Stock	2.1
Seller Disclosure Schedule	First sentence Article III
Seller Material Adverse Effect	3.1(a)
Seller Plans	3.8(a)
Seller Recommendation	5.8

Annex A-1 - Page 54

Seller Subsidiary	First paragraph
Seller Subsidiary Common Stock	2.7
Seller Stock Certificate	2.2(f)
Seller Stock Plans	2.8(a)
Software	3.27(a)
Special Meeting	5.8
Starting Date	7.1
Stock Consideration	2.1(a)(i)
Stock Election	2.1(a)(iii)
Stock Election Shares	2.1(a)(vii)
Stock Option Plan	2.8(a)
Subsidiary Merger	1.1(b)
Subsidiary Merger Documents	1.2
Subsidiary Surviving Corporation	1.1(b)
Subsidiaries	3.1(b)
Superior Proposal	5.3(a)
Surviving Corporation	1.1(a)
Takeover Laws	3.3(c)
Taxes	3.7(c)
TCA	1.1(a)
TDFI	1.2
Termination Agreements	5.20
to the Knowledge of Acquiror	First paragraph of Article IV
to the Knowledge of Seller	First paragraph of Article III
Transferred Employees	5.13(a)(1)
1933 Act	3.9(a)
1934 Act	3.9(a)

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SCHEDULE 5.20-A

LOCK-UP AND NON-COMPETITION AGREEMENT

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LOCK-UP AND NON-COMPETITION AGREEMENT

This Agreement is made and executed as of the              day of January                     , 2007, between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned non-employee director (“Capital Official”) of Capital Bancorp, Inc., a Tennessee corporation (“Capital”), or Capital Bank & Trust Company, a Tennessee banking association (“Capital Bank”).

Acquiror, Renasant Bank, a Mississippi banking association (“Acquiror Bank”), Capital and Capital Bank have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that (i) Capital will merge (the “Merger”) with and into Acquiror, and Acquiror shall be the surviving entity of the Merger, and (ii) Capital Bank and Acquiror Bank will merge (the “Bank Merger”) with and into Acquiror Bank, and Acquiror Bank shall be the surviving entity of the Bank Merger. In consideration of the expenses that Acquiror will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Acquiror and induce Acquiror to proceed to incur such expenses, the Capital Official makes the following agreements in favor of Acquiror:

1.	Undertakings of Capital Official

1.1 The Capital Official agrees and undertakes to vote or cause to be voted in favor of the approval of the Plan of Merger all shares of common stock of Capital, no par value (the “Capital Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof, at any meeting or meetings (including any and all adjournments thereof) held on or before June 30, 2007. The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the Capital Official vote as a director in any manner.

1.2 The Capital Official further agrees that he will not transfer any of the shares of Capital Stock over which he has dispositive power, which number of shares is shown on the schedule attached hereto and made a part hereof, until the vote upon the Plan of Merger by Capital’s stockholders has been taken or until the Plan of Merger has been terminated pursuant to the provisions thereof, except (i) for transfers by operation of law, and (ii) for transfers in connection with which Acquiror has consented to the transfer and the transferee shall agree in writing with Acquiror to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate at such time as the Plan of Merger terminates.

2.	Noncompetition Obligations of Capital Official.

2.1 Capital Official will not:

(a) directly or indirectly, for himself or in affiliation with any business or entity in which he owns an equity or financial interest (except as to not more than five percent (5%) of the outstanding stock of any corporation, the securities of which are regularly traded on a nationally recognized securities exchange or over-the-counter market), carry on or engage in any Competitive Business (as hereinafter defined) within the Restricted Area (as hereinafter defined); or

(b) directly or indirectly, in affiliation with any individual or any business or entity not covered by (a) above, whether as a partner, employee, contractor, consultant or otherwise, carry on or engage in any Competitive Business in the Restricted Area; or

(c) directly or indirectly, solicit or cause to be solicited any customers of the Acquiror or Acquiror Bank, with respect to any Competitive Business in the Restricted Area; or

(d) directly or indirectly, solicit or cause to be solicited any employees, contractors or agents of the Acquiror or the Acquiror Bank to terminate their employment, contract or relationship with the Company.

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For purposes of this Agreement, the term “Restricted Area” shall mean the following counties in the State of Tennessee: Davidson, Marshall, Rutherford, Sumner, Trousdale, Wilson and Williamson, and the term “Competitive Business” shall mean the business of banking, including, without limitation, checking and savings accounts, business and personal loans, interim construction and residential loans, student loans, automated tellers machines, internet banking services and accounts receivable financing. For the avoidance of doubt, “Competitive Business” shall exclude equipment leasing, insurance agency services, trust services and investment advisory services and any entity in which the Capital Official has an ownership interest on the date of this Agreement.

2.2. The noncompetition obligations set forth in Section 2.1 shall extend until the second anniversary of the Closing (as defined in the Plan of Merger) (the “Restricted Period”).

2.3. The Acquiror and the Capital Official agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Section 2 would cause irreparable injury to the Acquiror. The Capital Official understands that the foregoing restrictions may limit the Capital Official’s ability to engage in certain businesses during the period provided for above in the Restricted Area, but acknowledges that the Capital Official will receive sufficient remuneration and other benefits under the Plan of Merger to justify such restriction. Further, the Capital Official acknowledges that his skills are such that he can be gainfully employed in non-competitive employment, and that the agreement not to compete will in no way prevent him from earning a living. If any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, the parties intend to make this provision enforceable under the laws of Mississippi in the Restricted Area so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal.

2.4. The Capital Official acknowledges that money damages would not be sufficient remedy for any breach of this Section 2 by the Capital Official, and the Acquiror shall be entitled to seek to enforce the provisions of this Section 2 by specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Section 2, but shall be in addition to all remedies available at law or in equity to the Acquiror, including, without limitation, the recovery of damages from the Capital Official and his or her agents involved in such breach.

3.	Miscellaneous

3.1 The provisions of this Agreement shall be enforceable through an action for damages at law or a suit for specific performance or other appropriate extraordinary relief, the Capital Official acknowledging that remedies at law for breach or default might be or become inadequate.

3.2 The Capital Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Capital. The Capital Official further acknowledges and represents that the provisions of this Agreement will not work a hardship on him and will not prevent him from engaging in his occupation.

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

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3.6 The Capital Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between Capital or an affiliate of Capital and the Capital Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
E. Robinson McGraw, President and Chief Executive Officer

CAPITAL OFFICIAL

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SCHEDULE TO

LOCK-UP AND NON-COMPETITION AGREEMENT

Number of shares of common stock, no par value, of Capital Bancorp, Inc. owned by the Capital Official:                              shares.

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SCHEDULE 5.20-B

LOCK-UP AGREEMENT

Annex A-1 - Page 61

LOCK-UP AGREEMENT

This Agreement is made and executed as of the                      day of January, 2007, between Renasant Corporation, a Mississippi corporation (“Acquiror”) and the undersigned individual executive officer and director (“Capital Official”) of Capital Bancorp, Inc., a Tennessee corporation (“Capital”), or Capital Bank & Trust Company, a Tennessee banking association (“Capital Bank”).

Acquiror, Renasant Bank, a Mississippi banking association (“Acquiror Bank”), Capital and Capital Bank have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that (i) Capital will merge (the “Merger”) with and into Acquiror, and Acquiror shall be the surviving entity of the Merger, and (ii) Capital Bank and Acquiror Bank will merge (the “Bank Merger”) with and into Acquiror Bank, and Acquiror Bank shall be the surviving entity of the Bank Merger. In consideration of the expenses that Acquiror will incur in connection with the transactions contemplated by the Plan of Merger and in order to preserve the value of the franchise to be purchased by Acquiror and induce Acquiror to proceed to incur such expenses, the Capital Official makes the following agreements in favor of Acquiror:

1.	Undertakings of Capital Official.

1.1 The Capital Official agrees and undertakes to vote or cause to be voted in favor of the approval of the Plan of Merger all shares of common stock of Capital, no par value (the “Capital Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the Schedule attached hereto and made a part hereof, at any meeting or meetings (including any and all adjournments thereof) held on or before June 30, 2007. The parties hereto acknowledge and agree that nothing in this Section or this Agreement is intended to dictate or require that the Capital Official vote as a director in any manner.

1.2 The Capital Official further agrees that he will not transfer any of the shares of Capital Stock over which he has dispositive power, which number of shares is shown on the Schedule attached hereto and made a part hereof, until the vote upon the Plan of Merger by Capital’s shareholders has been taken or until the Plan of Merger has been terminated pursuant to the provisions thereof, except (i) for transfers by operation of law, and (ii) for transfers in connection with which Acquiror has consented to the transfer and the transferee shall agree in writing with Acquiror to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate at such time as the Plan of Merger terminates.

2.	[Reserved]

3.	Miscellaneous.

3.1 The provisions of this Agreement shall be enforceable through an action for damages at law or a suit for specific performance or other appropriate extraordinary relief, the Capital Official acknowledging that remedies at law for breach or default might be or become inadequate.

3.2 The Capital Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Capital. The Capital Official further acknowledges and represents that the provisions of this Agreement will not work a hardship on him and will not prevent him from engaging in his occupation.

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

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3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreement made and entirely to be performed within such State, except as federal law may be applicable.

3.6 The Capital Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between Capital and the Capital Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors, heirs and legatees.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:

CAPITAL OFFICIAL

Annex A-1 - Page 63

SCHEDULE TO

LOCK-UP AGREEMENT

Number of shares of common stock, no par value, of Capital Bancorp, Inc. owned by the Capital Official:                          shares.

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SCHEDULE 5.20-C

EMPLOYMENT AGREEMENT

Hart

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RENASANT CORPORATION

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into by and between R. Rick Hart (“Executive”) and Renasant Corporation, a Mississippi corporation (the “Company”), and is intended to supersede and replace, in its entirety, that certain Employment Agreement dated December 13, 2000 between Capital Bank & Trust Company, which Renasant Bank, a wholly-owned subsidiary of the Company, acquired by merger effective as of the Effective Date (as defined below), and Executive (the “Prior Agreement”). The Prior Agreement has been terminated effective as of the Effective Date pursuant to that certain Termination and Release Agreement by and among Executive, Capital Bancorp, Inc. and Capital Bank & Trust Company.

1.	Employment And Term:

1.1 Position. The Company shall employ and retain Executive as the President of the Tennessee Division of the Company or in such other capacity or capacities as shall be mutually agreed upon, from time to time, by Executive and the Company, and Executive agrees to be so employed, subject to the terms and conditions set forth herein. Executive’s duties and responsibilities shall be those assigned to him hereunder, from time to time, by the Chief Executive Officer of the Company (the “Chief Executive”) and shall include such duties as are the type and nature normally assigned to similar executive officers of a corporation of the size, type and stature of the Company. Executive shall report to the Chief Executive Officer.

1.2 Concurrent Employment. During the term of this Agreement, Executive and the Company acknowledge that Executive may be concurrently employed by the Company and Renasant Bank and one or more additional subsidiaries or other entities with respect to which the Company owns (within the meaning of Section 425(f) of the Internal Revenue Code of 1986, as amended (the “Code”)) 50% or more of the total combined voting power of all classes of stock or other equity interests (an “Affiliate”), and that all of the terms and conditions of this Agreement shall apply to such concurrent employment. Reference to the Company hereunder shall be deemed to include any such concurrent employers, unless the context clearly indicates to the contrary.

1.3 Full Time and Attention. During the term of this Agreement and any extensions or renewals thereof, Executive shall devote his full business time, attention and energies to the business of the Company and will not, without the prior written consent of the Board of Directors of the Company (the “Board”), be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activities are pursued for gain, profit or other pecuniary advantage.

Notwithstanding the foregoing, Executive shall not be prevented from (a) engaging in any civic or charitable activity for which Executive receives no compensation or other pecuniary advantage, (b) investing his personal assets in businesses which do not compete with the Company, provided that such investment will not require any services on the part of Executive in the operation of the affairs of the businesses in which investments are made and provided further that Executive’s participation in such businesses is solely that of an investor, or (c) purchasing securities in any corporation whose securities are regularly traded, provided that such purchases will not result in Executive owning beneficially at any time 5% or more of the equity securities of any corporation engaged in a business competitive with that of the Company. Without limiting the foregoing, the Company expressly approves of Executive’s indefinite, continuing involvement with the following entities: Southern Methodist University Graduate School of Banking, Southern Methodist University Bank Advisory Board, Prevent Blindness America, Tennessee Bankers Association, Independent Community Bankers of America (collectively, the “Approved Business-Related Activities”) and Clayton Whitney Design, provided that such continuing involvement as to each such entity does not materially vary in the type or degree of involvement with such entity as existed prior to the Effective Date.

1.4 Term. Executive’s employment under this Agreement shall commence as of the Effective Time of the Parent Merger (each as defined in that certain Agreement and Plan of Merger dated as of February 5, 2007 by

Annex A-1 - Page 66

and among the Company, Renasant Bank, Capital Bancorp, Inc. and Capital Bank & Trust Company (the “Merger Agreement”)) (the date on which employment commences hereunder is referred to as the “Effective Date”), and shall terminate on December 31, 2012 (such period referred to as the “Initial Term”). Commencing on January 1, 2011 and on January 1st of each subsequent year thereafter, Executive’s Employment Term shall automatically be extended for an additional one-year period; provided, however, that either party may provide written notice to the other that the Employment Term shall not be further extended, such notice to be provided not later than October 1st of the previous year and to take effect as of the last day of the then current term (the date on which employment hereunder ceases for any reason is referred to as the “Termination Date”); the period between the Effective Date and the Termination Date referred to herein as the “Employment Term”).

2.	Compensation And Benefits:

2.1 Base Compensation. The Company shall pay Executive an annual salary of $339,000 (Executive’s “Base Compensation”). Base Compensation shall be paid in equal installments in accordance with the Company’s regular payroll practices and policies and shall be subject to applicable withholding and other applicable taxes. Executive’s Base Compensation shall be reviewed no less often than annually and shall be increased as of each January 1st by the Board or the Compensation Committee thereof, or their designee, the Chief Executive, in an amount not less than five percent (5%) of the Executive’s Base Compensation as in effect as of the immediately preceding January 1st. Executive’s Base Compensation may be reduced, but only if such reduction is part of a reduction in pay uniformly applicable to all officers of the Company.

2.2 Annual Incentive Bonus. In addition to the foregoing, Executive shall be eligible for participation in the Performance Based Rewards Plan or similar bonus arrangement maintained by the Company or an Affiliate or such other bonus or incentive plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (an “Incentive Bonus”).

2.3 Long-Term Incentives. In addition to the foregoing, Executive shall be eligible for participation in the 2001 Long-Term Incentive Compensation Plan maintained by the Company and such other long-term incentive plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (a “Long-Term Incentive”).

2.4 Other Benefits. During the term of this Agreement and in addition to the amounts otherwise provided herein, Executive shall participate in such plans, policies, and programs as may be maintained, from time to time, by the Company or its Affiliates for the benefit of senior executives or employees, including, without limitation, profit sharing, life insurance, and group medical and other welfare benefit plans; provided, however, that Executive shall not participate in any nonqualified deferred compensation plan or similar arrangement sponsored or maintained by the Company or any of its Affiliates, from time to time, unless such plan or arrangement is funded solely by Executive’s voluntary compensation deferrals and earnings thereon or unless any such benefit plan provides benefits materially in excess of the level of benefits provided to Executive under the deferred compensation arrangements referenced in Section 2.8(a) below. Any benefit provided hereunder shall be determined in accordance with the specific terms and conditions of the documents evidencing any such benefit plan. In no event shall Executive be entitled to less than four weeks vacation annually.

2.5 Reimbursement of Expenses. The Company shall reimburse Executive for such reasonable and necessary expenses as are incurred in carrying out his duties hereunder, consistent with the Company’s standard policies and annual budget, including, but not limited to, his travel, lodging and meal expenses incurred in connection with the attendance of meetings of the Approved Business-Related Activities and the American or Tennessee Bankers Association and the annual banking conference sponsored by Sheshunoff. The Company’s obligation to reimburse Executive hereunder shall be contingent upon the presentment by Executive of an itemized accounting of such expenditures in accordance with the Company’s policies.

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2.6 Fringe Benefits. Executive shall be entitled to the use of a leased or Company-owned BMW 750 or a motor vehicle of a comparable make and model. Executive shall be entitled to reimbursement for all operating and maintenance expenses for such vehicle, including, but not limited to, fuel, maintenance, repairs and insurance.

The Company shall reimburse Executive for expenses for dues and capital assessments for membership in the Belle Meade Country Club and for other civic club memberships, as authorized by the Chief Executive; provided, that if any bond or other capital payment made by the Company is repaid to Executive, Executive shall promptly pay to the Company the principal amount thereof.

2.7 Retention Bonus. On the first business day following the 15 month anniversary of the Effective Date, the Company shall pay Executive a retention bonus in an amount equal to $[to come], provided that no such payment shall be due if before such 15-month anniversary, Executive is involuntarily terminated for Cause or Executive voluntarily resigns other than in connection with a Constructive Termination.

2.8 Surviving Benefits. Notwithstanding the terms of that certain Termination and Release Agreement by and between Executive and Capital Bancorp, Inc., Capital Bank & Trust Company and the Company (the “Termination Agreement”), the Company and/or one or more of its Affiliates shall assume and maintain for the benefit of Executive (a) that certain Supplemental Executive Retirement Plan Agreement dated August 20, 2003, as amended December 20, 2006, and that certain Supplemental Executive Retirement Plan Agreement dated July 10, 2006, as amended December 20, 2006, (b) any balance credited to the benefit of Executive under that certain Director Deferred Compensation Agreement dated December 15, 1999, (c) any death benefit payable to the beneficiaries of Executive under that certain Life Insurance Endorsement Method Spilt Dollar Plan Agreement between Executive and Capital Bank & Trust Company, (d) any outstanding options granted to Executive under the terms of the Capital Bancorp, Inc. 2001 Stock Option Plan, and (e) any balance credited to the benefit of Executive under that certain Director Deferred Stock Compensation Plan first effective December 20, 2006. Each such amount, benefit, payment or credit shall be maintained in accordance with the terms thereof in effect as of the Effective Date, provided that the exercise price and the number of such options shall be subject to adjustment as provided under the Merger Agreement, each such amount, benefit, payment or credit shall be subject to the provisions of Section 5.13(a) of the Merger Agreement.

3.	Termination:

3.1 Termination Payments to Executive. As set forth more fully in this Section 3, Executive may be paid one or more of the following amounts on account of a cessation of employment hereunder:

a.	Executive’s Base Compensation accrued but not yet paid as of the date of his Termination Date.

b.	Executive’s Incentive Bonus due with respect to the fiscal year preceding his Termination Date, if any, to the extent such bonus has not been paid as of such date.

c.	Executive’s Base Compensation payable for the remainder of the Initial Term or for the remainder of any renewal term, but not less than 100% of such Base Compensation or, to the extent any such cessation occurs after the expiration of the Initial Term, 100% of such Base Compensation.

d.	Executive’s Incentive Bonus payable in the target amount for the year in which his Termination Date occurs.

e.	If Executive and/or his dependants elect to continue group medical coverage, within the meaning of Code Section 4980B(f)(2), with respect to a group health plan sponsored by the Company or an Affiliate (other than a health flexible spending account under a self-insured medical reimbursement plan described in Code Sections 125 and 105(h)), the Company shall pay to Executive the amount of the continuation coverage premium for the same type and level of group health plan coverage received by Executive and his electing dependents immediately prior to such termination of Executive’s employment for the period such coverage is actually provided under Code Section 4980B.

Annex A-1 - Page 68

Except as expressly provided in Section 3.3 hereof, Executive shall be entitled to receive such compensation or benefits as may be provided under the terms of any separate plan or agreement maintained by the Company or its Affiliates, to the extent such compensation or benefit is not duplicative of the compensation or benefits described above and such other benefits or amounts as may be required by law.

3.2 Termination for Death or Disability. If Executive dies or becomes Disabled during the Employment Term, this Agreement and Executive’s employment hereunder shall immediately terminate. In such event, the Company shall pay to Executive (or to his surviving spouse or estate) the amounts described in Sections 3.1a and 3.1b hereof. Payment shall be made in the form of a single-sum as soon as practicable after Executive’s death or Disability or as and when such amounts are ascertainable, but not later than March 15th of the calendar year following the year in which Executive’s date of death or Disability occurs.

For purposes of this Section 3.2, Executive shall be deemed “Disabled” if he is subject to a substantial mental or physical disability for a period of more than six full, consecutive calendar months or more than seven full calendar months in any twelve-consecutive month period. The Board shall certify whether Executive is Disabled as defined herein.

3.3 Company’s Termination for Cause. This Agreement, and Executive’s employment hereunder, may be terminated by the Company at any time on account of Cause. In such event, the Company shall pay to Executive the amount described in Section 3.1a hereof. Payment shall be made in the form of a single-sum as soon as practicable after such termination.

Notwithstanding any provision of this Agreement or any plan, policy or program or other arrangement to the contrary, if Executive’s employment is terminated for Cause as provided herein:

a.	He shall forfeit any options outstanding as of his Termination Date granted by the Company or an Affiliate on or after the Effective Date, whether or not vested; and

b.	He shall forfeit any restricted stock or similar award then subject to forfeiture restrictions or holding period limitations.

For purposes of this Agreement, “Cause” means that Executive has:

a.	Committed an intentional act of fraud, embezzlement or theft in the course of his employment or otherwise engaged in any intentional misconduct which is materially injurious to the Company’s (or an Affiliate’s) financial condition or business reputation;

b.	Committed intentional damage to the property of the Company (or an Affiliate) or committed intentional wrongful disclosure of Confidential Information (as defined in Section 5.2) which is materially injurious to the Company’s (or an Affiliate’s) financial condition or business reputation;

c.	Been convicted with no further possibility of appeal or entered a guilty or nolo contendere plea with respect to a felony or a crime involving moral turpitude;

d.	Committed a willful and substantial refusal to perform the essential duties of his position, which has not been cured within 30 days following written notice by the Board;

e.	Committed a material breach of this Agreement, which has not been cured within 30 days following written notice of the breach by the Board;

f.	Intentionally, recklessly or negligently violated any code of ethics, code of conduct or equivalent code or policy of the Company or its Affiliates applicable to him; or

g.	Intentionally, recklessly or negligently violated any provisions of the Sarbanes-Oxley Act of 2002 or any of the rules adopted by the Securities and Exchange Commission implementing any such provision.

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No act or failure to act on the part of Executive will be deemed “intentional” if it was due primarily to an error in judgment or negligence, but will be deemed “intentional” only if done or omitted to be done by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company (or an Affiliate).

The Board, acting in good faith, may terminate Executive’s employment hereunder on account of Cause or it may separately determine that any termination is on account of Cause. The Board shall provide written notice to Executive, including a description of the specific reasons for the determination of Cause. Executive shall have the opportunity to appear before the Board, with or without legal representation, to present arguments and evidence on his behalf. Following such presentation, or upon Executive’s failure to appear, the Board, by an affirmative vote of a majority of its members, shall confirm that the actions or inactions of Executive constitute Cause hereunder.

3.4 Executive’s Constructive Termination. Executive may terminate this Agreement, except as expressly provided herein, and his employment hereunder on account of a Constructive Termination upon 30 days prior written notice to the Board of Directors (or such shorter period as may be agreed upon by the parties hereto). In such event, the Company shall provide to Executive:

a.	The amount described in Section 3.1a hereof, payable as soon as practicable after his Termination Date; and

b.	The amounts determined under Sections 3.1b, 3.1c, 3.1d, and 3.1e hereof, payable in two equal installments, one-half on the first business day of the seventh calendar month following the Executive’s Termination Date and one-half six months after such initial payment.

For purposes of this Agreement, “Constructive Termination” means:

a.	A material reduction (other than a reduction in pay uniformly applicable to all officers of the Company) in the amount of Executive’s aggregate annual compensation;

b.	A material reduction in Executive’s authority, duties or responsibilities from those contemplated in Section 1.1 of this Agreement;

c.	A material breach of this Agreement by the Company or its Affiliates;

d.	Any attempt on the part of the Company to require Executive to perform (or omit to perform) any act or to engage (or omit to engage) in any conduct that would constitute illegal action or inaction on the part of Executive; or

e.	A requirement by the Company that Executive shall change the location of his primary place of employment to a location more than 30 miles from the Nashville Metropolitan Statistical Area.

No event or condition described in this Section 3.4 shall constitute a Constructive Termination unless (a) Executive promptly gives the Company notice of his objection to such event or condition, which notice shall be provided in writing to the Chief Executive, (b) such event or condition is not corrected by the Company promptly after receipt of such notice, but in no event more than (i) five business days after receipt of notice, for events or conditions described in subparagraph d above, or (ii) 30 days after receipt of notice, for all other events or conditions, and (c) Executive resigns his employment with the Company and all Affiliates not more than 15 days following the expiration of the five-business day or 30-day period, as applicable, described in subparagraph (b) hereof.

3.5 Termination by the Company, without Cause. The Company may terminate this Agreement and Executive’s employment hereunder, without Cause, upon 90 days prior written notice to Executive, or such shorter period as may be agreed upon by Executive and the Chief Executive. In such event, the Company shall provide to Executive:

a.	The amount described in Section 3.1a hereof, payable as soon as practicable following Executive’s Termination Date; and

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b.	The amounts determined under Sections 3.1b, 3.1c, 3.1d, and 3.1e hereof, payable in two equal installments, one-half on the first business day of the seventh calendar month following the Executive’s Termination Date and one-half six months after such initial payment.

3.6 Termination by Executive. Executive may terminate this Agreement and his employment hereunder, other than on account of Constructive Termination, upon 90 days prior written notice to the Company or such shorter period as may be agreed upon by the Chief Executive and Executive. In such event, the Company shall pay to Executive the amount described in Section 3.1a hereof. Payment shall be made in the form of a single-sum as soon as practicable following Executive’s Termination Date. No additional payments or benefits shall be due hereunder, except as may be provided under a separate plan, policy or program evidencing such compensation arrangement or benefit or as may be required by law.

3.7 Expiration of Agreement. In the event this Agreement shall expire in accordance with Section 1.4 hereof, the rights and obligations of the parties hereto shall cease, Executive’s employment hereunder shall be terminated, and the Company shall pay to Executive the amount described in Section 3.1a hereof as soon as practicable following Executive’s Termination Date.

3.8 Return of Property. Upon termination or expiration of this Agreement and the employment of Executive hereunder, for any reason, Executive or his surviving spouse or estate shall promptly return to the Company all of the property of the Company and its Affiliates, including, without limitation, automobiles, equipment, computers, fax machines, portable telephones, printers, software, credit cards, manuals, customer lists, financial data, letters, notes, notebooks, reports and copies of any of the above and any Confidential Information (as defined in Section 5.3 hereof) that is in the possession or under the control of Executive. Executive shall provide to the Company written certification that he has complied with the provisions of this Section 3.8 not later than ten days after such termination.

4.	Change In Control:

4.1 Definitions. The term “Change in Control” shall mean and be deemed to occur upon a Change in Ownership, a Change in Effective Control, a Change in the Ownership of Assets or a Change by Merger. For this purpose:

a.	A “Change in Ownership” means that a person or group acquires, directly or indirectly in accordance with Code Section 318, more than 50% of the aggregate fair market value or voting power of the capital stock of the Company, including for this purpose capital stock previously acquired by such person or group; provided, however, that a Change in Ownership shall not be deemed to occur hereunder if, at the time of any such acquisition, such person or group owns more than 50% of the aggregate fair market value or voting power of the Company’s capital stock.

b.	A “Change in Effective Control” means that (i) a person or group acquires (or has acquired during the immediately preceding 12-month period ending on the date of the most recent acquisition by such person or group), directly or indirectly in accordance with Code Section 318, ownership of the capital stock of the Company possessing 35% or more of the total voting power of the Company, or (ii) a majority of the members of the Board of Directors of the Company is replaced during any 12-month period, whether by appointment or election, without endorsement by a majority of the members of the Board prior to the date of such appointment or election.

c.	A “Change in the Ownership of Assets” means that any person or group acquires (or has acquired in a series of transactions during the immediately preceding 12-month period ending on the date of the most recent acquisition) all or substantially all of the assets of the Company.

d.

A “Change by Merger” means that the Company shall consummate a merger or consolidation or similar transaction with another corporation or entity, unless as a result of such transaction, more than 50% of the then outstanding voting securities of the surviving or resulting corporation or entity shall be

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owned in the aggregate by the former shareholders of the Company and the voting securities of the surviving or resulting corporation or entity are owned in substantially the same proportion as the common stock of the Company was beneficially owned before such transaction.

The Board of Directors shall certify whether a Change in Control has occurred hereunder.

The term “Good Reason,” when used herein, shall mean that in connection with a Change in Control:

a.	Executive’s aggregate annual compensation in effect immediately before such change is significantly reduced;

b.	Executive’s authority, duties or responsibilities are significantly reduced from those contemplated in Section 1.1 hereof or Executive has reasonably determined that, as a result of a change in circumstances that significantly affects his employment with the Company (or an Affiliate), he is unable to exercise the authority, power, duties and responsibilities contemplated in Section 1.1 hereof;

c.	Executive is required to be away from his office in the course of discharging his duties and responsibilities under this Agreement significantly more than was required prior to the Change in Control;

d.	Executive is required to transfer to an office or business location located more than a 30 mile radius from the location he was assigned to prior to the Change in Control;

e.	A material breach of this Agreement by the Company or an Affiliate; or

f.	Any attempt on the part of the Company to require Executive to perform (or omit to perform) any act or to engage (or omit to engage) in any conduct which would constitute illegal action or inaction on the part of Executive.

No event or condition described in this Section 4.1 shall constitute Good Reason unless (a) Executive gives the Company notice of his objection to such event or condition within a reasonable period after Executive learns of such event, which notice may be delivered orally or in writing to the Chief Executive, (b) such event or condition is not promptly corrected by the Company, but in no event more than (i) five business days after receipt of notice, for events or conditions described in subparagraph f above, or (ii) 30 days after receipt of notice, for all other events or conditions, and (c) Executive resigns his employment with the Company (and its Affiliates) not more than 60 days following the expiration of the five-business day or 30-day period, as applicable, described in subparagraph (b) hereof.

4.2 Termination In Connection With a Change in Control. If Executive’s employment is terminated by the Company, without Cause, or Executive terminates his employment hereunder for Good Reason, either such event occurring at any time within the 24-month period following a Change in Control, then notwithstanding any provision of this Agreement to the contrary and in lieu of any compensation or benefits otherwise payable hereunder:

a.	The Company shall pay to Executive the amount described in Section 3.1a in the form of a single-sum not later than three days after Executive’s Termination Date.

b.	The Company shall pay to Executive the amounts described in Section 3.1b and 3.1e in the form of a single-sum on the first business day of the seventh month following Executive’s Termination Date.

c.	The Company shall pay to Executive an amount equal to 2.99 times the aggregate of Executive’s (i) highest annual Base Compensation in effect prior to such change, and (ii) average annual bonus paid with respect to the two whole calendar years preceding such change (or such shorter period, if two whole calendar years had not elapsed prior to such change), such amount to be paid in the form of a single-sum on the first business day of the seventh month following Executive’s Termination Date.

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d.	Vesting shall be accelerated, any restrictions shall lapse, and all performance objectives shall be deemed satisfied as to any outstanding grants or awards made to Executive under any Long-Term Incentive arrangement.

e.	Executive shall be entitled to such additional benefits or rights as may be provided in the documents evidencing such plans or the terms of any agreement evidencing such grant or award.

4.3 Limitation on Payments. Notwithstanding any provision of this Agreement to the contrary, if the aggregate present value of all payments and benefits due to Executive under this Agreement and any other payment or benefit due from the Company or an Affiliate (or any predecessor thereto), including, but not limited to, pursuant to the Termination and Release Agreement by and among Executive, Company, Capital Bancorp, Inc., and Capital Bank & Trust Company, to Executive (collectively, the “Aggregate Payments”) in connection with a change in control of Capital Bancorp, Inc. and/or Capital Bank & Trust Company or a change in control of the Company and its Affiliates, as contemplated under Section 280G of the Code, would result in a “parachute payment,” as defined under Section 280G, Executive shall be paid the Aggregate Payments provided that the after-tax amount that would be retained by Executive (after taking into account all federal, state and local income taxes payable by Executive and the amount of any excise tax under Section 4999 of the Code (or any successor provision) that would be payable by Executive) has a materially greater aggregate value than the after-tax amount that would be retained by Executive (after taking into account all federal, state and local income taxes payable by Executive) if Executive were to receive the Aggregate Payments reduced by the minimum amount necessary as would result in no portion of the Aggregate Payments, as so reduced, being subject to the excise tax under Section 4999. The determination of whether a reduction is required under this Section 4.3 shall be made by an independent accountant designated by the Company and shall be binding on the parties hereto. To the extent practicable, Executive shall be entitled to select the payments or benefits subject to reduction hereunder.

5.	Limitations On Activities:

5.1. Consideration for Limitation on Activities. Executive acknowledges that the execution of this Agreement and the payments described herein constitute consideration for the limitations on activities set forth in this Section 5, the adequacy of which is hereby expressly acknowledged by Executive.

5.2 Intellectual Property: The parties hereto agree that the Company owns all Intellectual Property (as defined below) and associated goodwill. Executive agrees to assign, and hereby assigns to the Company, without further consideration or royalty, the ownership of and all rights to such Intellectual Property and associated goodwill. The Company shall possess the right to own, obtain and hold in its name any right, registration, or other protection or recordation associated with such Intellectual Property, and Executive agrees to perform, whether during the Employment Term or thereafter, such actions as may be necessary or desirable to transfer, perfect and defend the Company’s ownership or registration of such property. Notwithstanding the generality of the foregoing, this provision shall not apply to any property for which no equipment, supplies, facilities or information of the Company was used and which was developed entirely during Executive’s own time, unless such property relates to the business of the Company or an Affiliate or results from any work performed by Executive for the Company or an Affiliate.

For purposes of this Agreement, “Intellectual Property” shall mean all inventions, discoveries, creations, improvements, techniques, trade secrets, products (utility or design), works of authorship or any other intellectual property relating to any programming, documentation, technology, material, product, service, idea, process, method, plan or strategy concerning the business or interests of the Company and its Affiliates that Executive conceives, develops or delivers, in whole or in part, during the Employment Term.

5.3 Confidential Information. Executive recognizes and acknowledges that during the Employment Term he will have access to confidential, proprietary, non-public information concerning the Company and its Affiliates, which may include, without limitation, (a) books, records and policies relating to operations, finance, accounting, personnel and management, (b) information related to any business entered into by the Company or

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an Affiliate, (c) credit policies and practices, databases, customer lists, information obtained on competitors, and tactics, (d) various other non-public trade or business information, including business opportunities and strategies, marketing, acquisition or business diversification plans, methods and processes, work product, and (e) selling and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, loan or lease accounts or other accounts relating to consumer products and services (collectively, “Confidential Information”). Executive agrees that he will not at any time, either during the Employment Term or afterwards, make any independent use of, or disclose to any other person or organization any Confidential Information, except as may be expressly authorized by the Company, in the ordinary course of Executive’s employment with the Company and its Affiliates or as may be required by law or legal process.

5.4 Non-solicitation. Executive agrees that during the one-year period commencing on the Termination Date, he shall not, directly or indirectly, for his own benefit or on behalf of another or to the Company’s detriment:

a.	Solicit, hire or offer to hire or participate in the hiring of any of the Company’s or Affiliate’s officers, employees or agents;

b.	Persuade or attempt to persuade in any manner any officer, employee or agent of the Company or an Affiliate to discontinue any relationship with the Company or an Affiliate; or

c.	Solicit or divert or attempt to solicit or divert any customer or depositor of the Company or an Affiliate.

5.5 Non-competition. The Executive agrees that he shall not, for a period of one year immediately following the Termination Date, whether as an employee, officer, director, shareholder, owner, partner, joint venturer, independent contractor, consultant or in another managerial capacity, engage in the Banking Business in the Restricted Area. For purposes of this Section 5.5, the term “Banking Business” shall mean the management and/or operation of a retail bank or other financial institution, securities brokerage or insurance agency or brokerage. The term “Restricted Area” shall mean within the 100-mile radius of any geographic location in which the Company or an Affiliate has an office on the Termination Date.

5.6 Business Reputation. Executive agrees that during the Employment Term and at all times thereafter, he shall refrain from performing any act, engaging in any conduct or course of action or making or publishing an adverse, untrue or misleading statement which has or may reasonably have the effect of demeaning the name or business reputation of the Company or its Affiliates or which adversely affects (or may reasonably adversely affect) the best interests (economic or otherwise) of the Company or an Affiliate, except as may be required by law or legal process.

5.7 Reformation. The parties agree that each of the prohibitions set forth herein is intended to constitute a separate restriction. Accordingly, should any such prohibition be declared invalid or unenforceable, such prohibition shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing restrictions is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the restrictions or covenants set forth in this Agreement are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be reformed to the extent necessary to permit such enforcement.

5.8 Remedies. In the event of a breach or threatened breach by Executive of the provisions of Section 5 hereof, Executive agrees that the Company shall be entitled to a temporary restraining order or a preliminary injunction (without the necessity of posting bond in connection therewith) and that any additional payments or benefits due to Executive or his dependents under Sections 3 and 4 hereof may be suspended, canceled, or forfeited, in the sole discretion of the Company. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages from Executive.

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6.	Miscellaneous:

6.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

6.2 Enforcement of This Agreement. In addition to the Company’s equitable remedies provided under Section 5.8 hereof, which need not be exclusively resolved by arbitration, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (“AAA”). Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and biding upon the Executive and the Company. Each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, except that the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Tupelo, Mississippi.

6.3 Attorneys’ Fees. In the event any dispute in connection with this Agreement arises with respect to obligations of Executive or the Company that were required prior to the occurrence of a Change in Control, all costs, fees and expenses, including attorneys’ fees, of any litigation, arbitration or other legal action in connection with such matters in which Executive substantially prevails, shall be borne by, and be the obligation of, the Company.

After a Change in Control has occurred, Executive shall not be required to incur legal fees and the related expenses associated with the interpretation, enforcement or defense of Executive’s rights under this Agreement by arbitration, litigation or otherwise. Accordingly, if following a Change in Control, the Company has failed to comply with any of its obligations under this Agreement or the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable or in any way reduce the possibility of collecting the amounts due hereunder, or institutes any litigation or other action or proceeding designed to deny or to recover from Executive the benefits provided or intended to be provided under this Agreement, Executive shall be entitled to retain counsel of Executive’s choice, at the expense of the Company, to advise and represent Executive in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any litigation, arbitration or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company, in any jurisdiction. The Company shall pay and be solely financially responsible for any and all attorneys’ and related fees and expenses incurred by Executive in connection with any of the foregoing, without regard to whether Executive prevails, in whole or in part.

In no event shall Executive be required to reimburse the Company for any of the costs and expenses incurred by the Company relating to arbitration, litigation or other legal action in connection with this Agreement.

6.4 No Set-Off. There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payment to Executive provided for in this Agreement.

6.5 Assistance with Litigation. For a period of two years after the Termination Date, Executive will furnish such information and proper assistance as may be reasonably necessary in connection with any litigation in which the Company (or an Affiliate) is then or may become involved, without the payment of a fee or charge, except reimbursement of his direct expenses.

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6.6 Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7 Entire Agreement. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in their entirety any prior agreements between Executive and the Company or its Affiliates concerning the subject covered by this Agreement, including the Prior Agreement.

6.8 Amendments. Except as provided in Section 5.7 hereof, this Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto. Notwithstanding the foregoing, the Company may amend this Agreement to the extent it deems necessary or appropriate to ensure that any payment hereunder shall not be subject to income inclusion under Section 409A of the Code prior the date on which such amount is otherwise payable hereunder. The Company shall promptly provide to Executive written notice of any such amendment.

6.9 Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Mississippi applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

6.10 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by facsimile to a facsimile number given below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	R. Rick Hart Most Recent Address/Facsimile Number on File With the Company

If to the Company:	Renasant Corporation 209 Troy Street Tupelo, MS 38802 Attention: Chief Executive Officer Facsimile No.: (662) 680-1234

or to such other addresses as a party may designate by notice to the other party.

6.11 Successors; Assignment. This Agreement is personal to Executive and shall not be assigned by him without the prior written consent of the Company.

This Agreement will inure to the benefit of and be binding upon the Company, its Affiliates, successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined. This Agreement will inure to the benefit of and be binding upon Executive, his heirs, estate, legatees and legal representatives. Any payment due to Executive shall be paid to his surviving spouse or estate after his death.

6.12 Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement,

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but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

6.13 Withholding; Taxes. Executive shall be responsible for the payment of any taxes attributable to the payments and benefits provided herein. The Company or an Affiliate may withhold from any payment hereunder any federal, state or local taxes it reasonably determines are required by law to be withheld.

6.14 Survival. Notwithstanding anything herein to the contrary, the obligations of the Company and its Affiliates under Sections 3, 4 and 6 hereof and the rights of the Company under Section 5 hereof and the obligations of Executive under Sections 3, 5 and 6 hereof shall remain operative and in full force and effect regardless of the expiration or termination of this Agreement or the termination of Executive’s employment hereunder.

6.15 Waiver. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

6.16 Legal and Tax Advice. Executive acknowledges that he has had an opportunity to consult with legal counsel and/or tax and other advisers regarding the terms and conditions of this Agreement and that he has done so, or that he has determined that such consultation is not necessary. Executive acknowledges that neither the Company or any Affiliate nor the directors, officers or employees of the Company or any Affiliate have provided him with advice about the terms and conditions of this Agreement, including the taxation of benefits and payments hereunder, and that such parties have no ongoing obligation to do so.

This Agreement is executed in multiple counterparts as of the dates set forth below, each of which shall be deemed an original, to be effective as of the Effective Date designated above.

Renasant Corporation	Executive

By:

Its:	Date:

Date:

Renasant Bank, Concurrent Employer

By:

Its:

Date:

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SCHEDULE 5.20-D

TERMINATION AND RELEASE AGREEMENT

Hart

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TERMINATION AND RELEASE AGREEMENT

This Termination Agreement (the “Agreement”) is entered into as of this          day of                     , 2007, by and among R. Rick Hart (“Employee”), Capital Bancorp, Inc., a Tennessee corporation (“Capital”), Capital Bank & Trust Company, a Tennessee state banking corporation (“Capital Bank”), and Renasant Corporation, a Mississippi corporation (“Renasant”).

WHEREAS, Employee has been employed by Capital and Capital Bank pursuant to an Employment Agreement dated December 13, 2000, by and between Capital Bank and Employee (the “Prior Employment Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated February 5, 2007 (the “Merger Agreement”), by and among Renasant, Renasant Bank, a Mississippi banking association (the “Company”), Capital and Capital Bank, a certain Plan of Merger shall be effectuated with regard to such parties as of the “Effective Time” (as defined in Section 1.2 of the Merger Agreement); and

WHEREAS, Employee has entered into an Employment Agreement between Employee and Renasant (the “New Employment Agreement”) which New Employment Agreement is conditioned upon the consummation of said Plan of Merger and shall be effective as of the Effective Time; and

WHEREAS, as an inducement to Renasant and the Company to enter into the Merger Agreement and for Renasant to execute and deliver the New Employment Agreement, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto wish to settle and release any and all claims any party hereto may have against another party hereto arising from Employee’s employment with Capital and Capital Bank or from the termination of the Prior Employment Agreement, upon the following terms and provisions:

1. Prior Agreements. The parties hereto agree that the Prior Employment Agreement shall be terminated and of no further force and effect as of the Effective Time. This Agreement shall be null and void ab initio and of no further force and effect if the Effective Time does not occur or the Merger Agreement is terminated prior to the Effective Time.

2. No Additional Payment or Benefits. No payments or benefits shall be made by the Capital or Capital Bank to Employee, and Employee acknowledges that he has no entitlement to, or any right to make any claims for any additional payments or benefits from Capital or Capital Bank of any kind whatsoever. Renasant hereby agrees to pay to Employee, at the Effective Time, an amount equal to $[not more than §280G limit].

3. Release and Indemnification by Employee.

A. In consideration of the promises contained herein and in the New Employment Agreement, Employee, on behalf of himself and his heirs, executors, administrators, successors and assigns, hereby fully and forever discharges and irrevocably releases Capital and Capital Bank and all of their directors, officers, employees, shareholders, affiliates, successors and assigns (the “Released Parties”) from any and all claims, demands, actions, suits, causes of action and liabilities of whatever kind and nature, whether in law or in equity and whether known or unknown, which it had, now has or hereafter can, shall or may have against Capital and Capital Bank, for, upon or by reason of or arising out of Employee’s employment with Capital and Capital Bank and the termination of the Prior Employment Agreement, including, but not limited to, claims in equity or law for personal injury, breach of contract, whether express or implied, or oral or written, fraudulent inducement, defamation, mental anguish, intentional infliction of emotional distress, prima facie tort, intentional interference with contractual relations, injury to health and reputation, claims under federal, state or local laws prohibiting discrimination on the account of age, national origin, race, sex, handicap, religion, and similar classifications, claims under the Civil Rights Act of 1866, the Civil Rights Act of 1964, Title VII, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), the Employee

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Retirement Income Security Act of 1974, as amended, the Family and Medical Leave Act of 1994, and the Americans With Disabilities Act. The provisions of any laws providing in substance that releases shall not extend to claims which are unknown or unsuspected at the time to the person executing such waiver or release, are hereby expressly waived; provided, however, that this release shall not extend to rights or claims under ADEA that may arise after the date of this Agreement. Employee hereby agrees to forego any right to file any charges or complaint with any governmental agencies for a lawsuit against the Released Parties under any of the laws referenced in this paragraph or with respect to any matters covered by the release in this paragraph to the extent such laws or matters relate to employment under the Prior Employment Agreement.

B. Employee shall indemnify and hold harmless each of the Released Parties from and against all loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees), arising directly or indirectly from or in connection with the assertion by or on behalf of Employee of any claim or other matter purported to be released pursuant to this Agreement.

C. Employee hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the Released Parties based upon any matter purported to be released hereby.

4. Release and Indemnification by Capital and Capital Bank.

A. In consideration of the promises contained herein, Capital and Capital Bank, and their respective successors and assigns, hereby fully and forever discharge and irrevocably release Employee from any and all claims, demands, actions, suits, causes of action and liabilities of whatever kind and nature, whether in law or in equity and whether known or unknown, (collectively, “Claims”) which either had, now has or hereafter can, shall or may have against Employee, for, upon or by reason of or arising out of Employee’s employment with Capital and Capital Bank and the termination of the Prior Employment Agreement excluding Claims resulting from malfeasance, intentional violation of laws, acts taken in bad faith or conduct amounting to gross negligence. The provisions of any laws providing in substance that releases shall not extend to claims which are unknown or unsuspected at the time to the person executing such waiver or release, are hereby expressly waived. Capital and Capital Bank, and their respective successors and assigns, hereby agree to forego any right to file any charges or complaint with any governmental agencies for a lawsuit against the Employee under any of the laws referenced in this paragraph or with respect to any matters covered by the release in this paragraph to the extent such laws or matters relate to employment under the Prior Employment Agreement.

B. Capital and Capital Bank, and their respective successors and assigns, shall indemnify and hold harmless Employee from and against all loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees), arising directly or indirectly from or in connection with the assertion by or on behalf of Capital or Capital Bank, or their respective successors and assigns, of any Claim or other matter purported to be released pursuant to this Agreement.

C. Capital and Capital Bank, and their respective successors and assigns, hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against Employee based upon any matter purported to be released hereby.

5. Rights Under Agreement and New Employment Agreement. Notwithstanding any provision contained herein to the contrary, the release by Employee in this Agreement shall not limit the right of Employee to seek or enforce the provisions of this Agreement or the New Employment Agreement.

6. Governing Law. The validity, interpretation, construction, and performance of this Agreement shall be governed by the laws of the State of Tennessee without regard to principles of conflict of laws.

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7. Entire Agreement. Each party hereto acknowledges that such party is entering into this Agreement voluntarily and that such party fully understands all of its provisions. This Agreement constitutes the entire understanding of the parties and supersedes all prior oral and written agreements. This Agreement cannot be modified except by a writing signed by all parties hereto.

8. Amendment. No provisions of this Agreement may be amended, modified, waived or discharged except by a written document signed by all the parties hereto.

9. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect to the fullest extent permitted by law.

10. Survival of Rights and Obligations. The rights and obligations of the parties under the provisions of this Agreement shall survive, and remain binding and enforceable, notwithstanding the termination of the Employee’s employment with Capital and Capital Bank or any settlement of the financial rights and obligations arising from the Employee’s employment with Capital and Capital Bank, to the extent necessary to preserve the intended benefits of such provision.

11. Counterparts. This Agreement may be executed (including via facsimile) in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and same instrument, and, subject to the further terms of this Agreement, shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

12. Headings. The headings and title of this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date first above written.

EMPLOYEE

R. Rick Hart

CAPITAL BANCORP, INC.

By:

Its:

CAPITAL BANK & TRUST COMPANY

By:

Its:

RENASANT CORPORATION

By:
E. Robinson McGraw, President and Chief Executive Officer

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SCHEDULE 5.20-E

EMPLOYMENT AGREEMENT

Gregory

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RENASANT CORPORATION

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into by and between John W. Gregory, Jr. (“Executive”) and Renasant Bank, a Mississippi banking association (the “Company”), and is intended to supersede and replace, in its entirety, that certain Employment Agreement dated December 13, 2000 between Capital Bank & Trust Company, which the Company acquired by merger effective as of the Effective Date (as defined below), and Executive (the “Prior Agreement”). The Prior Agreement has been terminated effective as of the Effective Date pursuant to that certain Termination and Release Agreement by and among Executive, Capital Bancorp, Inc. and Capital Bank & Trust Company.

1.	Employment And Term:

1.1 Position. The Company shall employ and retain Executive as an Executive Vice President of the Company or in such other capacity or capacities as shall be mutually agreed upon, from time to time, by Executive and the Company, and Executive agrees to be so employed, subject to the terms and conditions set forth herein. Executive’s duties and responsibilities shall be those assigned to him hereunder, from time to time, by the Chief Executive Officer of the Company (the “Chief Executive”) and shall include such duties as are the type and nature normally assigned to similar executive officers of a corporation of the size, type and stature of the Company. Executive shall report to the President of the Tennessee Division of the Company.

1.2 Full Time and Attention. During the term of this Agreement and any extensions or renewals thereof, Executive shall devote his full business time, attention and energies to the business of the Company and will not, without the prior written consent of the Board of Directors of the Company (the “Board”), be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activities are pursued for gain, profit or other pecuniary advantage.

Notwithstanding the foregoing, Executive shall not be prevented from (a) engaging in any civic or charitable activity for which Executive receives no compensation or other pecuniary advantage, (b) investing his personal assets in businesses which do not compete with the Company, provided that such investment will not require any services on the part of Executive in the operation of the affairs of the businesses in which investments are made and provided further that Executive’s participation in such businesses is solely that of an investor, or (c) purchasing securities in any corporation whose securities are regularly traded, provided that such purchases will not result in Executive owning beneficially at any time 5% or more of the equity securities of any corporation engaged in a business competitive with that of the Company.

1.3 Term. Executive’s employment under this Agreement shall commence as of the Effective Time of the Parent Merger (each as defined in that certain Agreement and Plan of Merger dated as of February 5, 2007 by and among the Company, Renasant Bank, Capital Bancorp, Inc. and Capital Bank & Trust Company (the “Merger Agreement”)) (the date on which employment commences hereunder is referred to as the “Effective Date”), and shall terminate on December 31, 2012 (such period referred to as the “Initial Term”). Commencing on January 1, 2011 and on January 1st of each subsequent year thereafter, Executive’s Employment Term shall automatically be extended for an additional one-year period; provided, however, that either party may provide written notice to the other that the Employment Term shall not be further extended, such notice to be provided not later than October 1st of the previous year and to take effect as of the last day of the then current term (the date on which employment hereunder ceases for any reason is referred to as the “Termination Date”); the period between the Effective Date and the Termination Date referred to herein as the “Employment Term”).

2.	Compensation And Benefits:

2.1 Base Compensation. The Company shall pay Executive an annual salary of $236,000 (Executive’s “Base Compensation”). Base Compensation shall be paid in equal installments in accordance with the Company’s regular payroll practices and policies and shall be subject to applicable withholding and other

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applicable taxes. Executive’s Base Compensation shall be reviewed no less often than annually and shall be increased as of each January 1st by the Board or the Compensation Committee thereof, or their designee, the Chief Executive, in an amount not less than five percent (5%) of the Executive’s Base Compensation as in effect as of the immediately preceding January 1st. Executive’s Base Compensation may be reduced, but only if such reduction is part of a reduction in pay uniformly applicable to all officers of the Company.

2.2 Annual Incentive Bonus. In addition to the foregoing, Executive shall be eligible for participation in the Performance Based Rewards Plan or similar bonus arrangement maintained by the Company or any affiliate of the Company (an “Affiliate”) or such other bonus or incentive plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (an “Incentive Bonus”).

2.3 Long-Term Incentives. In addition to the foregoing, Executive shall be eligible for participation in the 2001 Long-Term Incentive Compensation Plan maintained by the Company and such other long-term incentive plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (a “Long-Term Incentive”).

2.4 Other Benefits. During the term of this Agreement and in addition to the amounts otherwise provided herein, Executive shall participate in such plans, policies, and programs as may be maintained, from time to time, by the Company or its Affiliates for the benefit of senior executives or employees, including, without limitation, profit sharing, life insurance, and group medical and other welfare benefit plans; provided, however, that Executive shall not participate in any nonqualified deferred compensation plan or similar arrangement sponsored or maintained by the Company or any of its Affiliates, from time to time, unless such plan or arrangement is funded solely by Executive’s voluntary compensation deferrals and earnings thereon or unless any such benefit plan provides benefits materially in excess of the level of benefits provided to Executive under the deferred compensation arrangements referenced in Section 2.8(a) below. Any benefit provided hereunder shall be determined in accordance with the specific terms and conditions of the documents evidencing any such benefit plan. In no event shall Executive be entitled to less than four weeks vacation annually.

2.5 Reimbursement of Expenses. The Company shall reimburse Executive for such reasonable and necessary expenses as are incurred in carrying out his duties hereunder, consistent with the Company’s standard policies and annual budget, including, but not limited to, his travel, lodging and meal expenses incurred in connection with the attendance of meetings of the American or Tennessee Bankers Association and the annual banking conference sponsored by Sheshunoff. The Company’s obligation to reimburse Executive hereunder shall be contingent upon the presentment by Executive of an itemized accounting of such expenditures in accordance with the Company’s policies.

2.6 Fringe Benefits. Executive shall be entitled to the use of a leased or Company-owned Toyota Avalon or a motor vehicle of a comparable make and model. Executive shall be entitled to reimbursement for all operating and maintenance expenses for such vehicle, including, but not limited to, fuel, maintenance, repairs and insurance.

The Company shall reimburse Executive for expenses for dues and capital assessments for membership in the Old Hickory Country Club and for other civic club memberships, as authorized by the Chief Executive; provided, that if any bond or other capital payment made by the Company is repaid to Executive, Executive shall promptly pay to the Company the principal amount thereof.

2.7 Retention Bonus. On the first business day following the 15 month anniversary of the Effective Date, the Company shall pay Executive a retention bonus in an amount equal to $[to come], provided that no such payment shall be due if before such 15-month anniversary, Executive is involuntarily terminated for Cause or Executive voluntarily resigns other than in connection with a Constructive Termination.

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2.8 Surviving Benefits. Notwithstanding the terms of that certain Termination and Release Agreement by and between Executive and Capital Bancorp, Inc., Capital Bank & Trust Company and the Company (the “Termination Agreement”), the Company and/or one or more of its Affiliates shall assume and maintain for the benefit of Executive (a) that certain Supplemental Executive Retirement Plan Agreement dated August 20, 2003, as amended December 20, 2006, and that certain Supplemental Executive Retirement Plan Agreement dated July 10, 2006, as amended December 20, 2006, (b) any balance credited to the benefit of Executive under that certain Director Deferred Compensation Agreement dated December 15, 1999, (c) any death benefit payable to the beneficiaries of Executive under that certain Life Insurance Endorsement Method Spilt Dollar Plan Agreement between Executive and Capital Bank & Trust Company, (d) any outstanding options granted to Executive under the terms of the Capital Bancorp, Inc. 2001 Stock Option Plan, and (e) any balance credited to the benefit of Executive under that certain Director Deferred Stock Compensation Plan first effective December 20, 2006. Each such amount, benefit, payment or credit shall be maintained in accordance with the terms thereof in effect as of the Effective Date, provided that the exercise price and the number of such options shall be subject to adjustment as provided under the Merger Agreement, each such amount, benefit, payment or credit shall be subject to the provisions of Section 5.13(a) of the Merger Agreement.

3.	Termination:

3.1 Termination Payments to Executive. As set forth more fully in this Section 3, Executive may be paid one or more of the following amounts on account of a cessation of employment hereunder:

a.	Executive’s Base Compensation accrued but not yet paid as of the date of his Termination Date.

b.	Executive’s Incentive Bonus due with respect to the fiscal year preceding his Termination Date, if any, to the extent such bonus has not been paid as of such date.

c.	Executive’s Base Compensation payable for the remainder of the Initial Term or for the remainder of any renewal term, but not less than 100% of such Base Compensation or, to the extent any such cessation occurs after the expiration of the Initial Term, 100% of such Base Compensation.

d.	Executive’s Incentive Bonus payable in the target amount for the year in which his Termination Date occurs.

e.	If Executive and/or his dependants elect to continue group medical coverage, within the meaning of Section 4980B(f)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to a group health plan sponsored by the Company or an Affiliate (other than a health flexible spending account under a self-insured medical reimbursement plan described in Code Sections 125 and 105(h)), the Company shall pay to Executive the amount of the continuation coverage premium for the same type and level of group health plan coverage received by Executive and his electing dependents immediately prior to such termination of Executive’s employment for the period such coverage is actually provided under Code Section 4980B.

Except as expressly provided in Section 3.3 hereof, Executive shall be entitled to receive such compensation or benefits as may be provided under the terms of any separate plan or agreement maintained by the Company or its Affiliates, to the extent such compensation or benefit is not duplicative of the compensation or benefits described above and such other benefits or amounts as may be required by law.

3.2 Termination for Death or Disability. If Executive dies or becomes Disabled during the Employment Term, this Agreement and Executive’s employment hereunder shall immediately terminate. In such event, the Company shall pay to Executive (or to his surviving spouse or estate) the amounts described in Sections 3.1a and 3.1b hereof. Payment shall be made in the form of a single-sum as soon as practicable after Executive’s death or Disability or as and when such amounts are ascertainable, but not later than March 15th of the calendar year following the year in which Executive’s date of death or Disability occurs.

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For purposes of this Section 3.2, Executive shall be deemed “Disabled” if he is subject to a substantial mental or physical disability for a period of more than six full, consecutive calendar months or more than seven full calendar months in any twelve-consecutive month period. The Board shall certify whether Executive is Disabled as defined herein.

3.3 Company’s Termination for Cause. This Agreement, and Executive’s employment hereunder, may be terminated by the Company at any time on account of Cause. In such event, the Company shall pay to Executive the amount described in Section 3.1a hereof. Payment shall be made in the form of a single-sum as soon as practicable after such termination.

Notwithstanding any provision of this Agreement or any plan, policy or program or other arrangement to the contrary, if Executive’s employment is terminated for Cause as provided herein:

a.	He shall forfeit any options outstanding as of his Termination Date granted by the Company or an Affiliate on or after the Effective Date, whether or not vested; and

b.	He shall forfeit any restricted stock or similar award then subject to forfeiture restrictions or holding period limitations.

For purposes of this Agreement, “Cause” means that Executive has:

a.	Committed an intentional act of fraud, embezzlement or theft in the course of his employment or otherwise engaged in any intentional misconduct which is materially injurious to the Company’s (or an Affiliate’s) financial condition or business reputation;

b.	Committed intentional damage to the property of the Company (or an Affiliate) or committed intentional wrongful disclosure of Confidential Information (as defined in Section 5.2) which is materially injurious to the Company’s (or an Affiliate’s) financial condition or business reputation;

c.	Been convicted with no further possibility of appeal or entered a guilty or nolo contendere plea with respect to a felony or a crime involving moral turpitude;

d.	Committed a willful and substantial refusal to perform the essential duties of his position, which has not been cured within 30 days following written notice by the Board;

e.	Committed a material breach of this Agreement, which has not been cured within 30 days following written notice of the breach by the Board;

f.	Intentionally, recklessly or negligently violated any code of ethics, code of conduct or equivalent code or policy of the Company or its Affiliates applicable to him; or

g.	Intentionally, recklessly or negligently violated any provisions of the Sarbanes-Oxley Act of 2002 or any of the rules adopted by the Securities and Exchange Commission implementing any such provision.

No act or failure to act on the part of Executive will be deemed “intentional” if it was due primarily to an error in judgment or negligence, but will be deemed “intentional” only if done or omitted to be done by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company (or an Affiliate).

The Chief Executive, acting in good faith, may terminate Executive’s employment hereunder on account of Cause or it may separately determine that any termination is on account of Cause. The Chief Executive shall provide written notice to Executive, including a description of the specific reasons for the determination of Cause. Executive shall have the opportunity to appear before the Chief Executive, with or without legal representation, to present arguments and evidence on his behalf. Following such presentation, or upon Executive’s failure to appear, the Chief Executive shall confirm that the actions or inactions of Executive constitute Cause hereunder.

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3.4 Executive’s Constructive Termination. Executive may terminate this Agreement, except as expressly provided herein, and his employment hereunder on account of a Constructive Termination upon 30 days prior written notice to the Board of Directors (or such shorter period as may be agreed upon by the parties hereto). In such event, the Company shall provide to Executive:

a.	The amount described in Section 3.1a hereof, payable as soon as practicable after his Termination Date; and

b.	The amounts determined under Sections 3.1b, 3.1c, 3.1d, and 3.1e hereof, payable in two equal installments, one-half on the first business day of the seventh calendar month following the Executive’s Termination Date and one-half six months after such initial payment.

For purposes of this Agreement, “Constructive Termination” means:

a.	A material reduction (other than a reduction in pay uniformly applicable to all officers of the Company) in the amount of Executive’s aggregate annual compensation;

b.	A material reduction in Executive’s authority, duties or responsibilities from those contemplated in Section 1.1 of this Agreement;

c.	A material breach of this Agreement by the Company or its Affiliates;

d.	Any attempt on the part of the Company to require Executive to perform (or omit to perform) any act or to engage (or omit to engage) in any conduct that would constitute illegal action or inaction on the part of Executive; or

e.	A requirement by the Company that Executive shall change the location of his primary place of employment to a location more than 30 miles from the Nashville Metropolitan Statistical Area.

No event or condition described in this Section 3.4 shall constitute a Constructive Termination unless (a) Executive promptly gives the Company notice of his objection to such event or condition, which notice shall be provided in writing to the Chief Executive, (b) such event or condition is not corrected by the Company promptly after receipt of such notice, but in no event more than (i) five business days after receipt of notice, for events or conditions described in subparagraph d above, or (ii) 30 days after receipt of notice, for all other events or conditions, and (c) Executive resigns his employment with the Company and all Affiliates not more than 15 days following the expiration of the five-business day or 30-day period, as applicable, described in subparagraph (b) hereof.

3.5 Termination by the Company, without Cause. The Company may terminate this Agreement and Executive’s employment hereunder, without Cause, upon 90 days prior written notice to Executive, or such shorter period as may be agreed upon by Executive and the Chief Executive. In such event, the Company shall provide to Executive:

a.	The amount described in Section 3.1a hereof, payable as soon as practicable following Executive’s Termination Date; and

b.	The amounts determined under Sections 3.1b, 3.1c, 3.1d, and 3.1e hereof, payable in two equal installments, one-half on the first business day of the seventh calendar month following the Executive’s Termination Date and one-half six months after such initial payment.

3.6 Termination by Executive. Executive may terminate this Agreement and his employment hereunder, other than on account of Constructive Termination, upon 90 days prior written notice to the Company or such shorter period as may be agreed upon by the Chief Executive and Executive. In such event, the Company shall pay to Executive the amount described in Section 3.1a hereof. Payment shall be made in the form of a single-sum as soon as practicable following Executive’s Termination Date. No additional payments or benefits shall be due hereunder, except as may be provided under a separate plan, policy or program evidencing such compensation arrangement or benefit or as may be required by law.

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3.7 Expiration of Agreement. In the event this Agreement shall expire in accordance with Section 1.3 hereof, the rights and obligations of the parties hereto shall cease, Executive’s employment hereunder shall be terminated, and the Company shall pay to Executive the amount described in Section 3.1a hereof as soon as practicable following Executive’s Termination Date.

3.8 Return of Property. Upon termination or expiration of this Agreement and the employment of Executive hereunder, for any reason, Executive or his surviving spouse or estate shall promptly return to the Company all of the property of the Company and its Affiliates, including, without limitation, automobiles, equipment, computers, fax machines, portable telephones, printers, software, credit cards, manuals, customer lists, financial data, letters, notes, notebooks, reports and copies of any of the above and any Confidential Information (as defined in Section 5.3 hereof) that is in the possession or under the control of Executive. Executive shall provide to the Company written certification that he has complied with the provisions of this Section 3.8 not later than ten days after such termination.

4.	Change In Control:

4.1 Definitions. The term “Change in Control” shall mean and be deemed to occur upon a Change in Ownership, a Change in Effective Control, a Change in the Ownership of Assets or a Change by Merger. For this purpose:

a.	A “Change in Ownership” means that a person or group acquires, directly or indirectly in accordance with Code Section 318, more than 50% of the aggregate fair market value or voting power of the capital stock of the Company, including for this purpose capital stock previously acquired by such person or group; provided, however, that a Change in Ownership shall not be deemed to occur hereunder if, at the time of any such acquisition, such person or group owns more than 50% of the aggregate fair market value or voting power of the Company’s capital stock.

b.	A “Change in Effective Control” means that (i) a person or group acquires (or has acquired during the immediately preceding 12-month period ending on the date of the most recent acquisition by such person or group), directly or indirectly in accordance with Code Section 318, ownership of the capital stock of the Company possessing 35% or more of the total voting power of the Company, or (ii) a majority of the members of the Board of Directors of the Company is replaced during any 12-month period, whether by appointment or election, without endorsement by a majority of the members of the Board prior to the date of such appointment or election.

c.	A “Change in the Ownership of Assets” means that any person or group acquires (or has acquired in a series of transactions during the immediately preceding 12-month period ending on the date of the most recent acquisition) all or substantially all of the assets of the Company.

d.	A “Change by Merger” means that the Company shall consummate a merger or consolidation or similar transaction with another corporation or entity, unless as a result of such transaction, more than 50% of the then outstanding voting securities of the surviving or resulting corporation or entity shall be owned in the aggregate by the former shareholders of the Company and the voting securities of the surviving or resulting corporation or entity are owned in substantially the same proportion as the common stock of the Company was beneficially owned before such transaction.

The Board of Directors shall certify whether a Change in Control has occurred hereunder.

The term “Good Reason,” when used herein, shall mean that in connection with a Change in Control:

a.	Executive’s aggregate annual compensation in effect immediately before such change is significantly reduced;

b.	Executive’s authority, duties or responsibilities are significantly reduced from those contemplated in Section 1.1 hereof or Executive has reasonably determined that, as a result of a change in circumstances that significantly affects his employment with the Company (or an Affiliate), he is unable to exercise the authority, power, duties and responsibilities contemplated in Section 1.1 hereof;

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c.	Executive is required to be away from his office in the course of discharging his duties and responsibilities under this Agreement significantly more than was required prior to the Change in Control;

d.	Executive is required to transfer to an office or business location located more than a 30 mile radius from the location he was assigned to prior to the Change in Control;

e.	A material breach of this Agreement by the Company or an Affiliate; or

f.	Any attempt on the part of the Company to require Executive to perform (or omit to perform) any act or to engage (or omit to engage) in any conduct which would constitute illegal action or inaction on the part of Executive.

No event or condition described in this Section 4.1 shall constitute Good Reason unless (a) Executive gives the Company notice of his objection to such event or condition within a reasonable period after Executive learns of such event, which notice may be delivered orally or in writing to the Chief Executive, (b) such event or condition is not promptly corrected by the Company, but in no event more than (i) five business days after receipt of notice, for events or conditions described in subparagraph f above, or (ii) 30 days after receipt of notice, for all other events or conditions, and (c) Executive resigns his employment with the Company (and its Affiliates) not more than 60 days following the expiration of the five-business day or 30-day period, as applicable, described in subparagraph (b) hereof.

4.2 Termination In Connection With a Change in Control. If Executive’s employment is terminated by the Company, without Cause, or Executive terminates his employment hereunder for Good Reason, either such event occurring at any time within the 24-month period following a Change in Control, then notwithstanding any provision of this Agreement to the contrary and in lieu of any compensation or benefits otherwise payable hereunder:

a.	The Company shall pay to Executive the amount described in Section 3.1a in the form of a single-sum not later than three days after Executive’s Termination Date.

b.	The Company shall pay to Executive the amounts described in Section 3.1b and 3.1e in the form of a single-sum on the first business day of the seventh month following Executive’s Termination Date.

c.	The Company shall pay to Executive an amount equal to 2.99 times the aggregate of Executive’s (i) highest annual Base Compensation in effect prior to such change, and (ii) average annual bonus paid with respect to the two whole calendar years preceding such change (or such shorter period, if two whole calendar years had not elapsed prior to such change), such amount to be paid in the form of a single-sum on the first business day of the seventh month following Executive’s Termination Date.

d.	Vesting shall be accelerated, any restrictions shall lapse, and all performance objectives shall be deemed satisfied as to any outstanding grants or awards made to Executive under any Long-Term Incentive arrangement.

e.	Executive shall be entitled to such additional benefits or rights as may be provided in the documents evidencing such plans or the terms of any agreement evidencing such grant or award.

4.3 Limitation on Payments. Notwithstanding any provision of this Agreement to the contrary, if the aggregate present value of all payments and benefits due to Executive under this Agreement and any other payment or benefit due from the Company or an Affiliate (or any predecessor thereto), including, but not limited to, pursuant to the Termination and Release Agreement by and among Executive, Company, Capital Bancorp, Inc., and Capital Bank & Trust Company, to Executive (collectively, the “Aggregate Payments”) in connection with a change in control of Capital Bancorp, Inc. and/or Capital Bank & Trust Company or a change in control of the Company and its Affiliates, as contemplated under Section 280G of the Code, would result in a “parachute payment,” as defined under Section 280G, Executive shall be paid the Aggregate Payments provided that the after-tax amount that would be retained by Executive (after taking into account all federal, state and local income

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taxes payable by Executive and the amount of any excise tax under Section 4999 of the Code (or any successor provision) that would be payable by Executive) has a materially greater aggregate value than the after-tax amount that would be retained by Executive (after taking into account all federal, state and local income taxes payable by Executive) if Executive were to receive the Aggregate Payments reduced by the minimum amount necessary as would result in no portion of the Aggregate Payments, as so reduced, being subject to the excise tax under Section 4999. The determination of whether a reduction is required under this Section 4.3 shall be made by an independent accountant designated by the Company and shall be binding on the parties hereto. To the extent practicable, Executive shall be entitled to select the payments or benefits subject to reduction hereunder.

5.	Limitations On Activities:

5.1. Consideration for Limitation on Activities. Executive acknowledges that the execution of this Agreement and the payments described herein constitute consideration for the limitations on activities set forth in this Section 5, the adequacy of which is hereby expressly acknowledged by Executive.

5.2 Intellectual Property: The parties hereto agree that the Company owns all Intellectual Property (as defined below) and associated goodwill. Executive agrees to assign, and hereby assigns to the Company, without further consideration or royalty, the ownership of and all rights to such Intellectual Property and associated goodwill. The Company shall possess the right to own, obtain and hold in its name any right, registration, or other protection or recordation associated with such Intellectual Property, and Executive agrees to perform, whether during the Employment Term or thereafter, such actions as may be necessary or desirable to transfer, perfect and defend the Company’s ownership or registration of such property. Notwithstanding the generality of the foregoing, this provision shall not apply to any property for which no equipment, supplies, facilities or information of the Company was used and which was developed entirely during Executive’s own time, unless such property relates to the business of the Company or an Affiliate or results from any work performed by Executive for the Company or an Affiliate.

For purposes of this Agreement, “Intellectual Property” shall mean all inventions, discoveries, creations, improvements, techniques, trade secrets, products (utility or design), works of authorship or any other intellectual property relating to any programming, documentation, technology, material, product, service, idea, process, method, plan or strategy concerning the business or interests of the Company and its Affiliates that Executive conceives, develops or delivers, in whole or in part, during the Employment Term.

5.3 Confidential Information. Executive recognizes and acknowledges that during the Employment Term he will have access to confidential, proprietary, non-public information concerning the Company and its Affiliates, which may include, without limitation, (a) books, records and policies relating to operations, finance, accounting, personnel and management, (b) information related to any business entered into by the Company or an Affiliate, (c) credit policies and practices, databases, customer lists, information obtained on competitors, and tactics, (d) various other non-public trade or business information, including business opportunities and strategies, marketing, acquisition or business diversification plans, methods and processes, work product, and (e) selling and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, loan or lease accounts or other accounts relating to consumer products and services (collectively, “Confidential Information”). Executive agrees that he will not at any time, either during the Employment Term or afterwards, make any independent use of, or disclose to any other person or organization any Confidential Information, except as may be expressly authorized by the Company, in the ordinary course of Executive’s employment with the Company and its Affiliates or as may be required by law or legal process.

5.4 Non-solicitation. Executive agrees that during the one-year period commencing on the Termination Date, he shall not, directly or indirectly, for his own benefit or on behalf of another or to the Company’s detriment:

a.	Solicit, hire or offer to hire or participate in the hiring of any of the Company’s or Affiliate’s officers, employees or agents;

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b.	Persuade or attempt to persuade in any manner any officer, employee or agent of the Company or an Affiliate to discontinue any relationship with the Company or an Affiliate; or

c.	Solicit or divert or attempt to solicit or divert any customer or depositor of the Company or an Affiliate.

5.5 Non-competition. The Executive agrees that he shall not, for a period of one year immediately following the Termination Date, whether as an employee, officer, director, shareholder, owner, partner, joint venturer, independent contractor, consultant or in another managerial capacity, engage in the Banking Business in the Restricted Area. For purposes of this Section 5.5, the term “Banking Business” shall mean the management and/or operation of a retail bank or other financial institution, securities brokerage or insurance agency or brokerage. The term “Restricted Area” shall mean within the 100-mile radius of any geographic location in which the Company or an Affiliate has an office on the Termination Date.

5.6 Business Reputation. Executive agrees that during the Employment Term and at all times thereafter, he shall refrain from performing any act, engaging in any conduct or course of action or making or publishing an adverse, untrue or misleading statement which has or may reasonably have the effect of demeaning the name or business reputation of the Company or its Affiliates or which adversely affects (or may reasonably adversely affect) the best interests (economic or otherwise) of the Company or an Affiliate, except as may be required by law or legal process.

5.7 Reformation. The parties agree that each of the prohibitions set forth herein is intended to constitute a separate restriction. Accordingly, should any such prohibition be declared invalid or unenforceable, such prohibition shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing restrictions is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the restrictions or covenants set forth in this Agreement are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be reformed to the extent necessary to permit such enforcement.

5.8 Remedies. In the event of a breach or threatened breach by Executive of the provisions of Section 5 hereof, Executive agrees that the Company shall be entitled to a temporary restraining order or a preliminary injunction (without the necessity of posting bond in connection therewith) and that any additional payments or benefits due to Executive or his dependents under Sections 3 and 4 hereof may be suspended, canceled, or forfeited, in the sole discretion of the Company. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages from Executive.

6.	Miscellaneous:

6.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

6.2 Enforcement of This Agreement. In addition to the Company’s equitable remedies provided under Section 5.8 hereof, which need not be exclusively resolved by arbitration, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (“AAA”). Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be

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final and biding upon the Executive and the Company. Each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, except that the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Tupelo, Mississippi.

6.3 Attorneys’ Fees. In the event any dispute in connection with this Agreement arises with respect to obligations of Executive or the Company that were required prior to the occurrence of a Change in Control, all costs, fees and expenses, including attorneys’ fees, of any litigation, arbitration or other legal action in connection with such matters in which Executive substantially prevails, shall be borne by, and be the obligation of, the Company.

After a Change in Control has occurred, Executive shall not be required to incur legal fees and the related expenses associated with the interpretation, enforcement or defense of Executive’s rights under this Agreement by arbitration, litigation or otherwise. Accordingly, if following a Change in Control, the Company has failed to comply with any of its obligations under this Agreement or the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable or in any way reduce the possibility of collecting the amounts due hereunder, or institutes any litigation or other action or proceeding designed to deny or to recover from Executive the benefits provided or intended to be provided under this Agreement, Executive shall be entitled to retain counsel of Executive’s choice, at the expense of the Company, to advise and represent Executive in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any litigation, arbitration or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company, in any jurisdiction. The Company shall pay and be solely financially responsible for any and all attorneys’ and related fees and expenses incurred by Executive in connection with any of the foregoing, without regard to whether Executive prevails, in whole or in part.

In no event shall Executive be required to reimburse the Company for any of the costs and expenses incurred by the Company relating to arbitration, litigation or other legal action in connection with this Agreement.

6.4 No Set-Off. There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payment to Executive provided for in this Agreement.

6.5 Assistance with Litigation. For a period of two years after the Termination Date, Executive will furnish such information and proper assistance as may be reasonably necessary in connection with any litigation in which the Company (or an Affiliate) is then or may become involved, without the payment of a fee or charge, except reimbursement of his direct expenses.

6.6 Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7 Entire Agreement. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in their entirety any prior agreements between Executive and the Company or its Affiliates concerning the subject covered by this Agreement, including the Prior Agreement.

6.8 Amendments. Except as provided in Section 5.7 hereof, this Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto. Notwithstanding the foregoing, the Company may amend this Agreement to the extent it deems necessary or

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appropriate to ensure that any payment hereunder shall not be subject to income inclusion under Section 409A of the Code prior the date on which such amount is otherwise payable hereunder. The Company shall promptly provide to Executive written notice of any such amendment.

6.9 Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Mississippi applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

6.10 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by facsimile to a facsimile number given below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	John W. Gregory, Jr. Most Recent Address/Facsimile Number on File With the Company

If to the Company:	Renasant Corporation 209 Troy Street Tupelo, MS 38802 Attention: Chief Executive Officer Facsimile No.: (662) 680-1234

or to such other addresses as a party may designate by notice to the other party.

6.11 Successors; Assignment. This Agreement is personal to Executive and shall not be assigned by him without the prior written consent of the Company.

This Agreement will inure to the benefit of and be binding upon the Company, its Affiliates, successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined. This Agreement will inure to the benefit of and be binding upon Executive, his heirs, estate, legatees and legal representatives. Any payment due to Executive shall be paid to his surviving spouse or estate after his death.

6.12 Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

6.13 Withholding; Taxes. Executive shall be responsible for the payment of any taxes attributable to the payments and benefits provided herein. The Company or an Affiliate may withhold from any payment hereunder any federal, state or local taxes it reasonably determines are required by law to be withheld.

6.14 Survival. Notwithstanding anything herein to the contrary, the obligations of the Company and its Affiliates under Sections 3, 4 and 6 hereof and the rights of the Company under Section 5 hereof and the obligations of Executive under Sections 3, 5 and 6 hereof shall remain operative and in full force and effect regardless of the expiration or termination of this Agreement or the termination of Executive’s employment hereunder.

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6.15 Waiver. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

6.16 Legal and Tax Advice. Executive acknowledges that he has had an opportunity to consult with legal counsel and/or tax and other advisers regarding the terms and conditions of this Agreement and that he has done so, or that he has determined that such consultation is not necessary. Executive acknowledges that neither the Company or any Affiliate nor the directors, officers or employees of the Company or any Affiliate have provided him with advice about the terms and conditions of this Agreement, including the taxation of benefits and payments hereunder, and that such parties have no ongoing obligation to do so.

This Agreement is executed in multiple counterparts as of the dates set forth below, each of which shall be deemed an original, to be effective as of the Effective Date designated above.

Renasant Bank	Executive

By:

Its:	Date:

Date:

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SCHEDULE 5.20-F

TERMINATION AGREEMENT

Gregory

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TERMINATION AND RELEASE AGREEMENT

This Termination Agreement (the “Agreement”) is entered into as of this          day of                     , 2007, by and among John W. Gregory, Jr. (“Employee”), Capital Bancorp, Inc., a Tennessee corporation (“Capital”), Capital Bank & Trust Company, a Tennessee state banking corporation (“Capital Bank”), and Renasant Corporation, a Mississippi corporation (“Renasant”).

WHEREAS, Employee has been employed by Capital and Capital Bank pursuant to an Employment Agreement dated December 13, 2000, by and between Capital Bank and Employee (the “Prior Employment Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated February 5, 2007 (the “Merger Agreement”), by and among Renasant, Renasant Bank, a Mississippi banking association (the “Company”), Capital and Capital Bank, a certain Plan of Merger shall be effectuated with regard to such parties as of the “Effective Time” (as defined in Section 1.2 of the Merger Agreement); and

WHEREAS, Employee has entered into an Employment Agreement between Employee and the Company (the “New Employment Agreement”) which New Employment Agreement is conditioned upon the consummation of said Plan of Merger and shall be effective as of the Effective Time; and

WHEREAS, as an inducement to Renasant and the Company to enter into the Merger Agreement and the Company to execute and deliver the New Employment Agreement, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto wish to settle and release any and all claims any party hereto may have against another party hereto arising from Employee’s employment with Capital and Capital Bank or from the termination of the Prior Employment Agreement, upon the following terms and provisions:

1. Prior Agreements. The parties hereto agree that the Prior Employment Agreement shall be terminated and of no further force and effect as of the Effective Time. This Agreement shall be null and void ab initio and of no further force and effect if the Effective Time does not occur or the Merger Agreement is terminated prior to the Effective Time.

2. No Additional Payment or Benefits. No payments or benefits shall be made by the Capital or Capital Bank to Employee, and Employee acknowledges that he has no entitlement to, or any right to make any claims for any additional payments or benefits from Capital or Capital Bank of any kind whatsoever. Renasant hereby agrees to pay to Employee, at the Effective Time, an amount equal to $[not more than §280G limit].

3. Release and Indemnification by Employee.

A. In consideration of the promises contained herein and in the New Employment Agreement, Employee, on behalf of himself and his heirs, executors, administrators, successors and assigns, hereby fully and forever discharges and irrevocably releases Capital and Capital Bank and all of their directors, officers, employees, shareholders, affiliates, successors and assigns (the “Released Parties”) from any and all claims, demands, actions, suits, causes of action and liabilities of whatever kind and nature, whether in law or in equity and whether known or unknown, which it had, now has or hereafter can, shall or may have against Capital and Capital Bank, for, upon or by reason of or arising out of Employee’s employment with Capital and Capital Bank and the termination of the Prior Employment Agreement, including, but not limited to, claims in equity or law for personal injury, breach of contract, whether express or implied, or oral or written, fraudulent inducement, defamation, mental anguish, intentional infliction of emotional distress, prima facie tort, intentional interference with contractual relations, injury to health and reputation, claims under federal, state or local laws prohibiting discrimination on the account of age, national origin, race, sex, handicap, religion, and similar classifications, claims under the Civil Rights Act of 1866, the Civil Rights Act of 1964, Title VII, as amended, the Civil Rights

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Act of 1991, the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), the Employee Retirement Income Security Act of 1974, as amended, the Family and Medical Leave Act of 1994, and the Americans With Disabilities Act. The provisions of any laws providing in substance that releases shall not extend to claims which are unknown or unsuspected at the time to the person executing such waiver or release, are hereby expressly waived; provided, however, that this release shall not extend to rights or claims under ADEA that may arise after the date of this Agreement. Employee hereby agrees to forego any right to file any charges or complaint with any governmental agencies for a lawsuit against the Released Parties under any of the laws referenced in this paragraph or with respect to any matters covered by the release in this paragraph to the extent such laws or matters relate to employment under the Prior Employment Agreement.

B. Employee shall indemnify and hold harmless each of the Released Parties from and against all loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees), arising directly or indirectly from or in connection with the assertion by or on behalf of Employee of any claim or other matter purported to be released pursuant to this Agreement.

C. Employee hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the Released Parties based upon any matter purported to be released hereby.

4. Release and Indemnification by Capital and Capital Bank.

A. In consideration of the promises contained herein, Capital and Capital Bank, and their respective successors and assigns, hereby fully and forever discharge and irrevocably release Employee from any and all claims, demands, actions, suits, causes of action and liabilities of whatever kind and nature, whether in law or in equity and whether known or unknown, (collectively, “Claims”) which either had, now has or hereafter can, shall or may have against Employee, for, upon or by reason of or arising out of Employee’s employment with Capital and Capital Bank and the termination of the Prior Employment Agreement excluding Claims resulting from malfeasance, intentional violation of laws, acts taken in bad faith or conduct amounting to gross negligence. The provisions of any laws providing in substance that releases shall not extend to claims which are unknown or unsuspected at the time to the person executing such waiver or release, are hereby expressly waived. Capital and Capital Bank, and their respective successors and assigns, hereby agree to forego any right to file any charges or complaint with any governmental agencies for a lawsuit against the Employee under any of the laws referenced in this paragraph or with respect to any matters covered by the release in this paragraph to the extent such laws or matters relate to employment under the Prior Employment Agreement.

B. Capital and Capital Bank, and their respective successors and assigns, shall indemnify and hold harmless Employee from and against all loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees), arising directly or indirectly from or in connection with the assertion by or on behalf of Capital or Capital Bank, or their respective successors and assigns, of any Claim or other matter purported to be released pursuant to this Agreement.

C. Capital and Capital Bank, and their respective successors and assigns, hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against Employee based upon any matter purported to be released hereby.

5. Rights Under Agreement and New Employment Agreement. Notwithstanding any provision contained herein to the contrary, the release by Employee in this Agreement shall not limit the right of Employee to seek or enforce the provisions of this Agreement or the New Employment Agreement.

6. Governing Law. The validity, interpretation, construction, and performance of this Agreement shall be governed by the laws of the State of Tennessee without regard to principles of conflict of laws.

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7. Entire Agreement. Each party hereto acknowledges that such party is entering into this Agreement voluntarily and that such party fully understands all of its provisions. This Agreement constitutes the entire understanding of the parties and supersedes all prior oral and written agreements. This Agreement cannot be modified except by a writing signed by all parties hereto.

8. Amendment. No provisions of this Agreement may be amended, modified, waived or discharged except by a written document signed by all the parties hereto.

9. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect to the fullest extent permitted by law.

10. Survival of Rights and Obligations. The rights and obligations of the parties under the provisions of this Agreement shall survive, and remain binding and enforceable, notwithstanding the termination of the Employee’s employment with Capital and Capital Bank or any settlement of the financial rights and obligations arising from the Employee’s employment with Capital and Capital Bank, to the extent necessary to preserve the intended benefits of such provision.

11. Counterparts. This Agreement may be executed (including via facsimile) in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and same instrument, and, subject to the further terms of this Agreement, shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

12. Headings. The headings and title of this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date first above written.

EMPLOYEE

John W. Gregory, Jr.

CAPITAL BANCORP, INC.

By:

Its:

CAPITAL BANK & TRUST COMPANY

By:

Its:

RENASANT CORPORATION

By:
E. Robinson McGraw, President and Chief Executive Officer

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AMENDMENT NUMBER ONE

TO

AGREEMENT AND PLAN OF MERGER

This Amendment Number One to Agreement and Plan of Merger (the “Amendment”), dated as of March 2, 2007, by and among Renasant Corporation, a Mississippi corporation (“Acquiror”), and Renasant Bank, a Mississippi banking association (“Acquiror Sub”), on the one hand, and Capital Bancorp, Inc., a Tennessee corporation (‘Seller”), and Capital Bank & Trust Company, a Tennessee banking association (“Seller Subsidiary”), on the other hand.

RECITALS:

WHEREAS, Acquiror, Acquiror Sub, Seller and Seller Subsidiary are parties to the Agreement and Plan of Merger dated as of February 5, 2007 (the “Agreement”);

WHEREAS, Acquiror, Acquiror Sub, Seller and Seller Subsidiary have determined it is advisable to amend the Agreement as provided hereinbelow; and

WHEREAS, unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendment to the Agreement. Effective the date of this Amendment, Acquiror, Acquiror Sub, Seller and Seller Subsidiary amend the Agreement as follows:

(a)	Section 6.1(b) of the Agreement is deleted in its entirety and the following is inserted in lieu thereof:

“This Agreement and the Merger Documents shall have been duly adopted and approved by the requisite vote of the stockholders of Seller and shall have been duly adopted and approved by the requisite vote of the stockholders of Acquiror to the extent required by applicable law and the rules of The NASDAQ Stock Market.”

(b)	Section 7.1(b) of the Agreement is deleted in its entirety and the following is inserted in lieu thereof:

“(b) by Acquiror (on behalf of itself and Acquiror Sub) or Seller (on behalf of itself and Seller Subsidiary) (i) if the Effective Time shall not have occurred on or prior to September 30, 2007, unless approval by a Governmental Entity pursuant to Section 6.1(a) is pending and has not been finally resolved, in which event such date shall be automatically extended to December 31, 2007; (ii) if a vote of the Stockholders of Seller is taken and such stockholders fail to approve this Agreement and the Parent Merger Documents at the Special Meeting; or (iii) if a vote of the stockholders of Acquiror is taken and such stockholders fail to approve this Agreement and the Parent Merger Documents at a special meeting of stockholders of Acquiror; unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreement set forth herein to be performed or observed by such party at or before the Effective Time or such vote, as the case may be;”

2. Remaining Provisions in Full Force. Except as provided above, all other provisions of the Agreement shall remain in full force and effect as written. Nothing in this Amendment is intended to modify or effect in any way the rights and obligations of the parties arising under the Agreement prior to the date hereof.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

RENASANT CORPORATION

By:	/s/ E. ROBINSON MCGRAW
E. Robinson McGraw, President and Chief Executive Officer

RENASANT BANK

By:	/s/ E. ROBINSON MCGRAW
E. Robinson McGraw, President and Chief Executive Officer

CAPITAL BANCORP, INC.

By:	/s/ R. RICK HART
R. Rick Hart, President and Chief Executive Officer

CAPITAL BANK & TRUST COMPANY

By:	/s/ R. RICK HART
R. Rick Hart, President and Chief Executive Officer

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ANNEX A-2

ARTICLES OF MERGER

OF

CAPITAL BANCORP, INC.

WITH AND INTO

RENASANT CORPORATION

AND

PLAN OF MERGER

ARTICLES OF MERGER

OF

CAPITAL BANCORP, INC.

WITH AND INTO

RENASANT CORPORATION

(UNDER SECTION 48-21-107 OF THE TENNESSEE ANNOTATED CODE)

In accordance with the provisions of Section 48-21-107 of the Tennessee Business Corporation Act (the “Act”), Capital Bancorp, Inc., a Tennessee corporation (“Bancorp”), and Renasant Corporation, a Mississippi corporation (the “Company”), collectively referred to herein as the “Merging Corporations”, hereby adopt the following Articles of Merger for the purpose of merging Bancorp with and into the Company.

1. The Agreement and Plan of Merger that has been approved by each of the Merging Corporations in the manner prescribed by the Act is set forth in Appendix A attached hereto and is incorporated for all purposes into these Articles of Merger.

2. Approval of the Agreement and Plan of Merger by the shareholders of Bancorp is required by the Act. The Agreement and Plan of Merger was approved at a duly called special meeting of the shareholders of Bancorp on                     , 2007, by the affirmative vote of a majority of all of the votes entitled to be cast.

3. Approval of the Agreement and Plan of Merger by the shareholders of the Company is not required by the applicable laws of the State of Mississippi. The Board of Directors of the Company approved the Agreement and Plan of Merger on                     , 2007.

4. The Merger shall be effective on                     , 2007 at 12:01 A.M. (Central Standard Time) when these Articles of Merger are filed with the Secretary of State of the State of Tennessee.

Dated as of                     , 2007

RENASANT CORPORATION

By:
E. Robinson McGraw, President and Chief Executive Officer

CAPITAL BANCORP, INC.

By:
R. Rick Hart, President and Chief Executive Officer

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PLAN OF MERGER

This Plan of Merger (“Articles of Merger”) is dated as of                     , 2007, by and between Renasant Corporation, a Mississippi corporation (“Acquiror”), and Capital Bancorp, Inc., a Tennessee corporation (“Seller”). Each of Acquiror and Seller is a “party” to this Agreement, and one or more of them are “parties” hereto, as the context may require.

WITNESSETH:

WHEREAS, Acquiror and Seller have entered into an Agreement and Plan of Merger, dated February 5, 2007 (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement and these Articles of Merger, and subject to the terms and conditions set forth therein and herein, Seller shall be merged with and into Acquiror, with Acquiror being the surviving corporation in such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Effective Time” shall mean the date and time at which the Merger contemplated by these Articles of Merger becomes effective as provided in Section 2.2 of these Articles of Merger.

“Merger” shall refer to the merger of Seller with and into Acquiror as provided in Section 2.1 of these Articles of Merger.

“Merging Corporations” shall mean Acquiror and Seller.

“Seller Common Stock” shall mean the common stock, no par value, of Seller.

“Seller Dissenting Shares” shall mean the shares of Seller Common Stock as to which dissenters’ rights have been asserted and duly perfected in accordance with Section 48-23-101 et seq. of the TCA (as defined in Section 2.1) and not effectively withdrawn.

“Stockholder Meeting” shall mean the meeting of the stockholders of Seller held pursuant to Section 5.8 of the Merger Agreement.

“Surviving Corporation” shall mean Acquiror as the surviving corporation of the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 THE MERGER. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Seller shall be merged with and into Acquiror pursuant to and in accordance with the Tennessee Code Annotated (the “TCA”) and the Mississippi Business Corporation Act (the “MBCA”). Acquiror shall be the

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Surviving Corporation in the Merger and shall continue to be governed by the laws of the State of Mississippi. At the Effective Time, the separate existence and corporate organization of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by each of the Merging Corporations shall be allocated to and shall be vested in Acquiror as the Surviving Corporation, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities and obligations of the Merging Corporations shall be allocated to and shall be vested in Acquiror as the Surviving Corporation, as the primary obligor therefor, and, except as set forth in the Merger Agreement, no other person shall be liable therefor, and all proceedings pending by or against any of the Merging Corporations shall be continued by or against the Surviving Corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be allocated to and vested the Surviving Corporation.

2.2 EFFECTIVE TIME. The Merger shall become effective on                     , 2007 at 12:01 A.M. (Central Standard Time) when these Articles of Merger are filed with the Secretary of State of the State of Mississippi pursuant to Section 79-4-11.06 of the MBCA and the Articles of Merger are filed with the Secretary of State of Tennessee pursuant to Section 48-21-107 of the TCA.

2.3 NAME OF THE SURVIVING CORPORATION. The name of the Surviving Corporation shall be “Renasant Corporation.”

2.4 ARTICLES OF INCORPORATION. On and after the Effective Time, Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Acquiror until amended in accordance with applicable law.

2.5 BYLAWS. On and after the Effective Time, the Bylaws of the Surviving Corporation shall be the Bylaws of Acquiror until amended in accordance with applicable law.

ARTICLE III

CONVERSION OF SHARES

3.1 CONVERSION OF SHARES. All of the shares of Acquiror issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger. The manner and basis of converting the Seller Common Stock upon consummation of the Merger shall be as follows:

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Seller or the holders of Seller Common Stock:

(i)	Subject to the other provisions of this Section 3.1, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by Acquiror or any of the subsidiaries of Acquiror or Seller (other than in a fiduciary capacity) and shares held by Dissenting Stockholders (as defined below)) shall be converted into the right to receive the Merger Consideration. The “Merger Consideration” shall mean, depending on the election and proration provisions of this Section 3.1(a), either (a) cash in the amount of the Price Per Share (as defined below), without interest (the “Cash Consideration”) or (b) a share of Acquiror Common Stock (as defined below), rounded to the nearest four decimals, equal to the Exchange Ratio (the “Stock Consideration”). As used herein, the term “Price Per Share” equals $38.00, the term “Exchange Ratio” equals 1.2306 and the term “Acquiror Common Stock” means the common stock, $5.00 per share par value, of the Acquiror.

(ii)	The number of shares of Seller Common Stock to be converted into the right to receive Cash Consideration shall not be less than 35% of the number of shares of Seller Common Stock outstanding

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immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 3.1(a)) (the “Minimum Cash Election Number”) and shall not be greater than 40% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be converted pursuant to clause (x) of this Section 3.1(a)) (the “Maximum Cash Election Number”). For purposes of determining both the Minimum Cash Election Number and Maximum Cash Election Number, Dissenting Stockholders shall be deemed to have made a Cash Election (as defined below) unless such Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) their right to payment as dissenting shareholders under the TBCA at or prior to the Effective Time. The number of shares of Seller Common Stock to be converted into the right to receive Stock Consideration shall be not less than 60% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 3.1(a)) (the “Minimum Stock Election Number”) and not greater than 65% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to clause (x) of this Section 3.1(a)) (the “Maximum Stock Election Number”).

(iii)	Subject to the proration and election procedures set forth in this Section 3.1(a), each holder of record of shares of Seller Common Stock (excluding any treasury shares, shares held by Acquiror or any of the subsidiaries of Acquiror or Seller (other than in a fiduciary capacity) and shares held by Dissenting Stockholders) will be entitled to elect to receive (a) Cash Consideration for all such shares (a “Cash Election”), (b) Stock Consideration for all of such shares (a “Stock Election”) or (c) Cash Consideration for 40% of such shares and Stock Consideration for 60% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Acquiror and reasonably acceptable to Seller (a “Form of Election”). The Form of Election will include appropriate stock certificate transmittal materials which transmittal materials shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon delivery of a certificate or certificates representing shares of Seller Common Stock to the Exchange Agent (as defined below) and instructions for use in effecting the surrender to the Exchange Agent of certificates of Seller Common Stock in exchange for the Merger Consideration. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Seller Common Stock held by each such Representative for a particular beneficial owner.

(iv)	Acquiror and Seller shall mail the Form of Election (including the stock certificate transmittal materials) to all Persons who are holders of record of Seller Common Stock on the record date for the Special Meeting, on a date that is not less than 20 Business Days prior to the Effective Time, and thereafter Acquiror and Seller shall each use its reasonable efforts to make the Form of Election available to all Persons who become holders of Seller Common Stock subsequent to such day and no later than the close of business on the fifth Business Day prior to the Effective Time. A Form of Election must be received by the Exchange Agent in the manner described below no later than by the close of business on the Business Day which is four Business Days immediately prior to the Effective Time (the “Election Deadline”) in order to be effective. All elections will be irrevocable. As used herein “Special Meeting” shall mean the special meeting of the shareholders of Seller to approve the Merger Agreement, these Articles of Merger and the Merger.

(v)

Elections shall be made by holders of Seller Common Stock by mailing or otherwise delivering to the Exchange Agent, in a manner acceptable to Acquiror, a Form of Election. “Exchange Agent” shall mean the person mutually acceptable to Acquiror and Seller who is selected to act as exchange agent to perform the services specified in the Merger Agreement. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent. The Form of Election shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Seller Common Stock covered by such Form of Election, together with duly executed transmittal materials included with

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the Form of Election. Acquiror will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The decision of Acquiror (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Acquiror nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election.

(vi)	A holder of Seller Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Combination Election. If Acquiror or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Seller Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Combination Election.

(vii)	All shares of Seller Common Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Seller Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into shares of Acquiror Common Stock exceeds the Maximum Stock Election Number, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Maximum Stock Election Number. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Maximum Stock Election Number and the Minimum Cash Election Number are achieved. If, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into cash exceeds the Maximum Cash Election Number, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the amount of such cash to the Maximum Cash Election Number. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Maximum Cash Election Number and the Minimum Stock Election Number are achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made a Cash Election but, as a result of such redesignation, would receive fewer than 10 shares of Acquiror Common Stock in exchange for all of such holder’s shares of Seller Common Stock. In this event, the Cash Election Shares of the remaining holders of shares of Seller Common Stock shall be redesignated on a pro rata basis to achieve the Maximum Cash Election Number and the Minimum Stock Election Number. Holders who make Combination Elections will not be subject to the redesignation procedures described herein. Dissenting Stockholders who are deemed to have made Cash Elections shall not be subject to the redesignation procedure described herein. Acquiror or the Exchange Agent shall make all computations contemplated by this Section 3.1(a) and all such computations shall be conclusive and binding on the holders of Seller Common Stock.

(viii)	It is the intent of the parties that the Parent Merger qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify as a reorganization under Section 368 of the Code, the Parent Merger must satisfy the Continuity of Interest requirement set forth in Treasury Regulation Section 1.368-1(e). If after the Exchange Agent completes the redesignation procedures set forth in Section 2.1(a)(vii) (or if there is no redesignation required by the Exchange Agent after the Exchange Agent notifies the parties that redesignation is not required), the Acquiror determines that the value of Acquiror Common Stock included in the Merger Consideration will not be sufficient to satisfy the Continuity of Interest requirement, then Acquiror shall increase the Exchange Ratio and decrease the Price Per Share to the extent Acquiror deems necessary to meet the Continuity of Interest requirement. The adjustment of the Exchange Ratio and the Price Per Share by Acquiror under this Section 2.1(a)(viii) shall be conclusive and binding on the parties to this Agreement. For purposes of this Section 2.1(a)(viii), the Continuity of Interest requirement is agreed to be at least 40% continuity.

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(ix)	After the redesignation procedure, if any, set forth in Sections 3.1(a)(vii) and (viii), respectively, are completed, all Cash Election Shares and 40% of the shares of Seller Common Stock which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration, and all Stock Election Shares and 60% of the shares of Seller Common Stock which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration. Such certificates previously evidencing shares of Seller Common Stock shall be exchanged for (a) certificates evidencing the Stock Consideration, or (b) the Cash Consideration, multiplied in each case by the number of shares previously evidenced by the cancelled certificate, upon the surrender of such certificates to the Exchange Agent, without interest. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.1(b).

(x)	Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock owned by Acquiror or any subsidiary of Acquiror or Seller (other than in a fiduciary capacity) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

(b) No certificates or scrip representing fractional shares of Acquiror Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Section 3.1(a) of this Agreement, cash adjustments (without interest) will be paid to the holder of Seller Common Stock in respect of any fraction of a share of Acquiror Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying the fraction of a share of Acquiror Common Stock otherwise issuable by the average of the closing price of one share of Acquiror Common Stock for the 10 trading days immediately preceding the last trading day immediately prior to the Closing Date as reported by the NASDAQ Global Select Market, and no such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

3.2 EXCHANGE OF CERTIFICATES FOR STOCK AND/OR CASH. After the Effective Time, each holder of a certificate previously representing outstanding shares of Seller Common Stock shall surrender and exchange such certificates for the Merger Consideration in the manner provided in Section 2.2 of the Merger Agreement.

3.3 DISSENTING SHARES. No outstanding share of Seller Common Stock as to which the holder has exercised dissenters rights under the TCA and did not vote for the adoption of the Merger Agreement and these Articles of Merger shall be converted into or represent a right to receive the Merger Consideration, and the holder thereof (such holder, a “Dissenting Stockholder”) shall be entitled only to such rights as are granted by the TCA. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of the Seller Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of the Merger Agreement and these Articles of Merger as if such holder had made a Combination Election. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of the Seller Common Stock of such holder shall be converted, on a share-by-share basis, into the right to receive the Merger Consideration in accordance with the applicable provisions of the Merger Agreement and these Articles of Merger as if such holder had made a Combination Election.

ARTICLE IV

MISCELLANEOUS

4.1 CONDITIONS PRECEDENT. The respective obligations of each party under these Articles of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Merger Agreement.

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4.2 TERMINATION. These Articles of Merger shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Merger Agreement in accordance with Article VII thereof.

4.3. AMENDMENTS. To the extent permitted by the MBCA and the TCA, these Articles of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Article III of these Articles of Merger relating to the consideration to be paid for the shares of Seller Common Stock shall not be amended after the Stockholder Meeting so as to modify either the amount or the form of such consideration (for the avoidance of doubt, excluding adjustments to the Exchange Ratio pursuant to Section 3.1(a)(viii) above and Section 7.1 of the Merger Agreement) or to otherwise materially adversely affect the stockholders of Seller without the approval of the stockholders of Seller.

4.4 SUCCESSORS. These Articles of Merger shall be binding on the successors of Acquiror and Seller.

IN WITNESS WHEREOF, Acquiror and Seller have caused this Plan of Merger to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:
E. Robinson McGraw, President and Chief Executive Officer

CAPITAL BANCORP, INC.

By:
R. Rick Hart, President and Chief Executive Officer

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ANNEX B

OPINION OF HOVDE FINANCIAL, LLC

February 5, 2007

Board of Directors

Capital Bancorp, Inc.

1808 West End Avenue

Nashville, TN 37203

Dear Members of the Board:

We understand that Capital Bancorp, Inc., a Tennessee corporation (“Seller”), and Capital Bank & Trust Company, a Tennessee banking association (“Seller Subsidiary”) and Renasant Corporation, a Mississippi corporation (“Acquiror”), and Renasant Bank, a Mississippi banking association (“Acquiror Sub”), are about to enter into an Agreement and Plan of Merger (the “Agreement”), to-be-dated on or about February 5, 2007. Capitalized terms not otherwise defined herein shall have the same meaning attributed to them in the Agreement. Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall be merged with and into Acquiror (the “Parent Merger”) in accordance with the Mississippi Business Corporation Act (the “MBCA”) and the Tennessee Code Annotated (the “TCA”) with Acquiror as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller shall terminate. Subject to the terms and conditions of the Agreement, immediately after the Effective Time of the Parent Merger Seller Subsidiary shall be merged with and into Acquiror Sub (the “Subsidiary Merger” and together with the Parent Merger, the “Mergers”) in accordance with the Mississippi Code of 1972, as amended, and the TCA, with Acquiror Sub as the surviving corporation which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller Subsidiary shall terminate. As set forth in Section 2.1(a) of the Agreement, at the Effective Time, subject to the exceptions and limitations set forth in Section 2.1(a), each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by Acquiror or any of the subsidiaries of Acquiror or Seller (other than in a fiduciary capacity) and shares held by Dissenting Stockholders (as defined below)) shall be converted into the right to receive the Merger Consideration. The “Merger Consideration” shall mean, depending on the election and proration provisions of this Section 2.1(a), either (a) cash in the amount of the Price Per Share (as defined below), without interest (the “Cash Consideration”) or (b) a share of Acquiror Common Stock (as defined below), rounded to the nearest four decimals, equal to the Exchange Ratio (the “Stock Consideration”). As used in this Agreement, the term “Price Per Share” equals $38.00, the term “Exchange Ratio” equals 1.2306, and the term “Acquiror Common Stock” means the common stock, $5.00 per share par value, of the Acquiror.

In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of Seller.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Seller, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.

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We were retained by Seller to act as its financial advisor in connection with the Merger. We will receive compensation from Seller in connection with our services, a significant portion of which is contingent upon consummation of the Merger. Seller has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning Seller and Acquiror;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Seller;

(iv)	analyzed certain financial projections prepared by the managements of Seller and Acquiror;

(v)	held discussions with members of the senior managements of Seller and Acquiror for the purpose of reviewing the future prospects of Seller and Acquiror, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed historical market prices and trading volumes of Acquiror and Seller Common Stock;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of Acquiror’s Common Stock by Seller’s shareholders relative to the pro forma contribution of Seller’s assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Seller and Acquiror and in the discussions with the managements of Seller and Acquiror. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Seller and Acquiror and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Seller and Acquiror are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Seller, Acquiror or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Seller, Acquiror or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Seller, Acquiror and its subsidiaries. In rendering this opinion, Acquiror, Seller and we have assumed that there are no factors that would impede any necessary regulatory or governmental

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approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Acquiror or the surviving corporations that would have a material adverse effect on the surviving corporation or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Acquiror or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which shares of Acquiror Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Seller’s Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of Seller’s Common Stock.

This letter is solely for the information of the Board of Directors of Capital and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Seller’s Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of Seller’s Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Seller.

Sincerely,

/s/ HOVDE FINANCIAL INC.

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ANNEX C

CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT

Chapter 23. Dissenters’ Rights

Part 1. Right to Dissent and Obtain Payment for Shares

§ 48-23-101. Definitions.

As used in this chapter, unless the context otherwise requires:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48 23 102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

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(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

§ 48-23-1 03. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

Part 2. Procedure for Exercise of Dissenters’ Rights

§ 48-23-201. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under § 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 48-23-203.

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(c) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must:

(1) Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2) Not vote the shareholder’s shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by § 48-23-201.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

§ 48-23-203. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 48-23-202.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person asserting dissenters’ rights acquired beneficial ownership of the shares before that date;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

(5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(3), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

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(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a) Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a) A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

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§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

Part 3. Judicial Appraisal of Shares

§ 48-23-301. Court Action.

(a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

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§ 48-23-302. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

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